Exhibit 99.1

Banco de Chile
El banco de Chile

BANCO DE CHILE

Banco de Chile and Subsidiaries

Interim Consolidated Financial Statements

BANCO DE CHILE AND SUBSIDIARIES

(Free translation of Consolidated Financial Statements originally issued in Spanish)

INDEX

I.	Interim Consolidated Statements of Financial Position
II.	Interim Consolidated Statements of Income
III.	Interim Consolidated Statements of Other Comprehensive Income
IV.	Interim Consolidated Statements of Changes in Equity
V.	Interim Consolidated Statements of Cash Flows
VI.	Notes to the Interim Consolidated Financial Statements

MCh$	=	Millions of Chilean pesos
ThUS$	=	Thousands of U.S. dollars
UF or CLF	=	Unidad de Fomento
(The UF is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).
Ch$ or CLP	=	Chilean pesos
US$ or USD	=	U.S. dollar
JPY	=	Japanese yen
EUR	=	Euro
HKD	=	Hong Kong dollar
CHF	=	Swiss Franc
PEN	=	Peruvian sol
AUD	=	Australian dollar
NOK	=	Norwegian krone
IFRS	=	International Financial Reporting Standards
IAS	=	International Accounting Standards
RAN	=	Actualized Standards Compilation of the Chilean Commission for Financial Market (“CMF”)
IFRIC	=	International Financial Reporting Interpretations Committee
SIC	=	Standards Interpretation Committee

BANCO DE CHILE AND SUBSIDIARIES

i

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the periods ended September 30, 2022 and December 31, 2021

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

______________

		September	December
	Notes	2022	2021
		MCh$	MCh$
ASSETS
Cash and due from banks	7	2,857,318	3,713,734
Transactions in the course of collection	7	488,526	486,700
Financial assets held for trading at fair value through profit or loss:
Derivative financial instruments	8	4,158,473	2,705,496
Debt financial instruments	8	2,183,448	3,737,942
Others	8	5,274	138,753
Non-trading financial assets mandatorily measured at fair value through profit or loss	9	—	—
Financial assets at fair value through profit or loss	10	—	—
Financial assets at fair value through other comprehensive income:
Debt financial instruments	11	3,662,443	3,054,809
Others	11	—	—
Derivative financial instruments for hedging purposes	12	168,146	277,802
Financial assets at amortized cost:
Rights by resale agreements and securities lending	13	44,488	64,365
Debt financial instruments	13	885,951	839,744
Loans and advances to Banks	13	3,111,269	1,529,313
Loans to customers - Commercial loans	13	19,786,445	19,217,868
Loans to customers - Residential mortgage loans	13	11,136,919	10,315,921
Loans to customers - Consumer loans	13	4,400,347	3,978,079
Investments in other companies	14	59,732	52,757
Intangible assets	15	86,916	72,532
Property and equipment	16	210,311	222,320
Right-of-use assets	17	100,541	100,188
Current tax assets	18	75,562	846
Deferred tax assets	18	521,337	434,277
Other assets	19	856,833	795,461
Non-current assets and disposal groups held for sale	20	13,176	19,419
TOTAL ASSETS		54,813,455	51,758,326

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the periods ended September 30, 2022 and December 31, 2021

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

______________

		September	December
	Notes	2022	2021
		MCh$	MCh$
LIABILITIES
Transactions in the course of payment	7	402,356	369,980
Financial liabilities held for trading at fair value through profit or loss:
Derivative financial instruments	21	4,321,134	2,772,503
Others	21	2,742	9,610
Financial liabilities designated as at fair value through profit or loss	10	—	—
Derivative Financial Instruments for hedging purposes	12	28,930	696
Financial liabilities at amortized cost:
Current accounts and other demand deposits	22	14,298,698	18,249,881
Saving accounts and time deposits	22	12,992,748	8,803,713
Obligations by repurchase agreements and securities lending	22	201,805	85,399
Borrowings from financial institutions	22	5,360,800	4,861,865
Debt financial instruments issued	22	8,782,813	8,561,395
Other financial obligations	22	234,149	250,005
Lease liabilities	17	95,457	95,670
Financial instruments of regulatory capital issued	23	1,002,053	917,510
Provisions for contingencies	24	151,369	143,858
Provision for dividends, interests and reappraisal of financial instruments of regulatory capital issued	25	375,197	323,897
Special provisions for credit risk	26	761,441	601,574
Currents tax liabilities	18	677	113,129
Deferred tax liabilities	18	—	—
Other liabilities	27	1,115,413	1,304,119
Liabilities included in disposal groups held for sale	20	—	—
TOTAL LIABILITIES		50,127,782	47,464,804

EQUITY
Capital	28	2,420,538	2,420,538
Reserves	28	709,742	710,472
Accumulated other comprehensive income
Elements that are not reclassified in profit and loss	28	2,608	2,469
Elements that can be reclassified in profit and loss	28	(43,415)	36,270
Retained earnings from previous periods	28	908,572	655,478
Income for the period/year	28	1,062,823	792,191
Less: Provision for dividends, interests and reappraisal of financial instruments of regulatory capital issued	28	(375,197)	(323,897)
Shareholders of the Bank	28	4,685,671	4,293,521
Non-controlling interests	28	2	1
TOTAL EQUITY		4,685,673	4,293,522
TOTAL LIABILITIES AND EQUITY		54,813,455	51,758,326

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME
for the period between January 1, and September 30,
(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

______________

		For the nine-months period ended September 30,		01.07.2022 to	01.07.2021 to
	Notes	2022	2021	30.09.2022	30.09.2021
		MCh$	MCh$	MCh$	MCh$

Interest revenue	30	1,620,414	985,544	629,903	340,488
Interest expense	30	(683,201)	(179,728)	(316,751)	(63,521)
Net interest income		937,213	805,816	313,152	276,967

UF indexation revenue	31	1,683,547	518,442	599,991	195,552
UF indexation expenses	31	(911,247)	(291,179)	(330,063)	(105,624)
Net income from UF indexation		772,300	227,263	269,928	89,928

Income from commissions	32	501,230	438,520	174,285	153,243
Expenses from commissions	32	(106,051)	(87,154)	(36,390)	(32,245)
Net income from commissions		395,179	351,366	137,895	120,998

Financial income (expense) for:
Financial assets and liabilities held for trading	33	124,876	120,160	74,857	102,381
Non-trading financial assets mandatorily measured at fair value through profit or loss	33	—	—	—	—
Financial assets and liabilities designated as at fair value through profit or loss	33	—	—	—	—
Result from derecognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income	33	(57,902)	9,358	(58,376)	(50)
Exchange, indexation and accounting hedging of foreign currency	33	111,449	(29,073)	29,244	(64,746)
Reclassification of financial assets for changes in the business model	33	—	—	—	—
Other financial result	33	—	—	—	—
Net Financial income (expense)	33	178,423	100,445	45,725	37,585

Income attributable to investments in other companies	34	8,427	(2,847)	3,139	(353)
Result from non-current assets and disposal groups held for sale not admissible as discontinued operations	35	(134)	3,585	(1,194)	820
Other operating income	36	18,729	13,932	9,541	5,141
TOTAL OPERATING INCOME		2,310,137	1,499,560	778,186	531,086

Expenses from salaries and employee benefits	37	(382,327)	(335,929)	(137,349)	(111,335)
Administrative expenses	38	(265,402)	(239,882)	(91,978)	(78,115)
Depreciation and amortization	39	(62,819)	(57,003)	(21,806)	(19,235)
Impairment of non-financial assets	40	(60)	342	(160)	12
Other operating expenses	36	(18,269)	(14,513)	(7,311)	(6,915)
TOTAL OPERATING EXPENSES		(728,877)	(646,985)	(258,604)	(215,588)

OPERATING RESULT BEFORE CREDIT LOSSES		1,581,260	852,575	519,582	315,498

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME
for the period between January 1, and September 30,
(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

______________

		For the nine-months period ended September 30,		01.07.2022 to	01.07.2021 to
	Notes	2022	2021	30.09.2022	30.09.2021
		MCh$	MCh$	MCh$	MCh$

Credit loss expense for:
Provisions for credit risk of loans and advances to banks and loans to customers	41	(194,324)	(116,829)	(74,504)	(46,441)
Special provisions for credit risk	41	(158,378)	(144,081)	(41,248)	(52,538)
Recovery of written-off credits	41	48,606	47,406	16,214	16,406
Impairments for credit risk from other financial assets at amortized cost and financial assets at fair value through other comprehensive income	41	(7,653)	(5,381)	(6,680)	(6,504)
Credit loss expense	41	(311,749)	(218,885)	(106,218)	(89,077)

NET OPERATING INCOME		1,269,511	633,690	413,364	226,421

Income from continuing operations before tax
Income tax	18	(206,686)	(128,513)	(73,788)	(46,933)

Income from continuing operations after tax		1,062,825	505,177	339,576	179,488

Income from discontinued operations before tax
Discontinued operations income tax	18	—	—	—	—

Income from discontinued operations after tax	42	—	—	—	—

NET INCOME FOR THE PERIOD	28	1,062,825	505,177	339,576	179,488

Attributable to:
Shareholders of the Bank	28	1,062,823	505,176	339,574	179,487
Non-controlling interests		2	1	2	1

Earnings per share:		$	$	$	$
Basic earnings	28	10.52	5.00	3.36	1.78
Diluted earnings	28	10.52	5.00	3.36	1.78

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME
for the period between January 1, and September 30,
(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

______________

		For the nine-months period ended September 30,		01.07.2022 to	01.07.2021 to
	Notes	2022	2021	30.09.2022	30.09.2021
		MCh$	MCh$	MCh$	MCh$

NET INCOME FOR THE PERIOD	28	1,062,825	505,177	339,576	179,488

ITEMS NOT TO BE RECLASSIFIED TO PROFIT OR LOSS
Re-measurement of the liability (asset) for net defined benefits and actuarial results for other employee benefit plans	28	(8)	500	—	130
Fair value changes of equity instruments designated as at fair value through other comprehensive income	28	199	(1,254)	—	(435)
Fair value changes of financial liabilities designated as at fair value through profit or loss attributable to changes in the credit risk of the financial liability	28	—	—	—	—
Others	28	—	—	—	—
TOTAL ELEMENTS THAT WILL NOT BE RECLASSIFIED IN PROFIT OR LOSS		191	(754)	—	(305)

OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS BEFORE TAX

Income tax on other comprehensive income that will not be reclassified to profit or loss	28	(52)	204	—	84

TOTAL OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO INCOME AFTER TAXES	28	139	(550)	—	(221)

ELEMENTS THAT CAN BE RECLASSIFIED TO PROFIT OR LOSS
Fair value changes of financial assets at fair value through other comprehensive income	28	5,118	(111,710)	13,348	(62,318)
Cash flow hedges	28	(119,933)	198,321	20,018	115,948
Participation in other comprehensive income of entities registered under the equity method	28	(48)	(7)	(48)	(12)

OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED TO INCOME BEFORE TAXES		(114,863)	86,604	33,318	53,618

Income tax on other comprehensive income that can be reclassified in profit or loss	28	35,178	(50,641)	(2,193)	(41,737)

TOTAL OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED TO PROFIT OR LOSS AFTER TAX	28	(79,685)	35,963	31,125	11,881

TOTAL OTHER COMPREHENSIVE INCOME FOR THE PERIOD	28	(79,546)	35,413	31,125	11,660

CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD		983,279	540,590	370,701	191,148

Attributable to:
Shareholders of the Bank		983,277	540,589	370,699	191,147
Non-controlling interests		2	1	2	1

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the period between January 1, 2021 and September 30, 2022 and 2021

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

______________

		Attributable to shareholders of the Bank
	Note	Capital	Reserves	Accumulated other comprehnsive income	Retained earnings from previous periods and income (loss) for the period	Total	Non- controlling interests	Total Equity
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Closing balances as of December 31, 2020 before restatement as of January 1, 2021		2,418,833	703,206	(51,250)	655,478	3,726,267	1	3,726,268
Accounting Policies Changes Effects		1,705	(3,406)	5,321	—	3,620	—	3,620
Opening balances as of January 1, 2021		2,420,538	699,800	(45,929)	655,478	3,729,887	1	3,729,888
Common shares subscribed and paid	28	—	—	—	(220,271)	(220,271)	—	(220,271)
Payment of common stock dividends		—	—	—	220,271	220,271	—	220,271
Provision for payment of common stock dividends		—	—	—	(226,135)	(226,135)	—	(226,135)
Subtotal: transactions with owners during the year (period)		—	—	—	(226,135)	(226,135)	—	(226,135)
Income for the period 2021		—	—	—	505,176	505,176	1	505,177
Other comprehensive income for the period	28	—	—	35,413	—	35,413	—	35,413
Subtotal: Comprehensive income for the period		—	—	35,413	505,176	540,589	1	540,590
Closing balance as of 30.09.2021		2,420,538	699,800	(10,516)	934,519	4,044,341	2	4,044,343
Common shares subscribed and paid		—	—	—	—	—	(1)	(1)
Provision for payment of common stock dividends		—	—	—	(97,762)	(97,762)	—	(97,762)
Subtotal: transactions with owners during the period		—	—	—	(97,762)	(97,762)	(1)	(97,763)
Income for the period 2021		—	—	—	287,015	287,015	—	287,015
Other comprehensive income for the period		—	—	49,255	—	49,255	—	49,255
Subtotal: Comprehensive income for the period		—	—	49,255	287,015	336,270	—	336,270
Closing balances as of December 31, 2021 before restatement		2,420,538	699,800	38,739	1,123,772	4,282,849	1	4,282,850
Accounting Policies Changes Effects		—	10,672	—	—	10,672	—	10,672
Balances as of December 31, 2021		2,420,538	710,472	38,739	1,123,772	4,293,521	1	4,293,522

Opening balance as of al 01.01.2022		2,420,538	710,472	38,739	1,123,772	4,293,521	1	4,293,522
Common stocks subscribed and paid	28	—	—	—	(539,827)	(539,827)	(1)	(539,828)
Dividend payment os common stocks	28	—	—	—	323,897	323,897	—	323,897
Earnings reserves from previous year		—	(730)	—	730	—	—	—
Provision for payment of common stock dividends	28	—	—	—	(375,197)	(375,197)	—	(375,197)
Subtotal: transactions with owners during the year (period)		—	(730)	—	(590,397)	(591,127)	(1)	(591,128)
Income for the period 2022		—	—	—	1,062,823	1,062,823	2	1,062,825
Other comprehensive income for the period	28	—	—	(79,546)	—	(79,546)	—	(79,546)
Subtotal: Comprehensive income for the period		—	—	(79,546)	1,062,823	983,277	2	983,279
Balances as of September 30, 2022		2,420,538	709,742	(40,807)	1,596,198	4,685,671	2	4,685,673

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the periods between January 1 and September 30, 2022 and 2021

(Free translation of Consolidated Financial Statements originally issued in Spanish)

______________

		September	September
	Notes	2022	2021
		MCh$	MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit for the period before taxes		1,269,511	633,690
Income tax	18	(206,686)	(128,513)
Profit for the period after taxes		1,062,825	505,177
Charges (credits) to income (loss) that do not represent cash flows
Depreciation and amortization	39	62,819	57,003
Impairment of non-financial assets	40	60	(342)
Provisiones constituted by credit risk		209,994	125,432
Provisions for contingencies	26	5,361	859
Additional provisions	41	145,000	140,000
Fair value of debt financial instruments held for trading at fair value through in profit or loss		(2,844)	7,824
Change in deferred tax assets and liabilities	18	(84,316)	(26,577)
Net (income) loss from investments in companies with significant influence	14	(7,927)	3,237
Net (income) loss on sale of assets received in payments		(3,070)	(2,124)
Net (income) loss on sale of sale of fixed assets		(553)	(208)
Write-offs of assets received in payment		5,144	1,557
Other charges (credits) that do not represent cash flows		(1,599)	20,808
Net change in exchange rates, interest, readjustments and commissions accrued on assets and liabilities		(401,535)	59,867

Changes due to (increase) decrease in assets and liabilities affecting the operating flow:
Net ( increase ) decrease in accounts receivable from banks		(1,579,147)	921,370
Net ( increase ) decrease in loans and accounts receivables from customers		(588,685)	(2,080,457)
Net ( increase ) decrease of debt financial instruments held for trading at fair value through profit or loss		7,543	85,561
Net ( increase ) decrease in other assets and liabilities		(263,926)	127,953
Increase ( decrease ) in deposits and other demand obligations		(3,953,440)	2,307,159
Increase ( decrease ) in repurchase agreements and securities loans		(73,805)	(163,883)
Increase ( decrease ) in deposits and other time deposits		4,037,361	(125,188)
Sale of assets received in lieu of payment		13,029	6,827
Increase ( decrease ) in obligations with foreign banks		492,410	(92,466)
Increase ( decrease ) in other financial obligations		(15,755)	67,614
Increase ( decrease ) in obligations with the Central Bank of Chile		(14)	1,237,800
Payment of other long-term loans		(91)	(174)
Net increase ( decrease ) of debt financial instruments at fair value through other comprehensive income		(502,210)	(2,482,319)
Net increase ( decrease) of investment instruments held-to-maturity		6,257	(299,324)
Total net cash flows provided by (used in) operating activities		(1,431,114)	402,986

TOTAL NET CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:
Leasedhold improvements		(1,815)	(1,191)
Fixed assets purchase	16	(11,811)	(27,870)
Fixed assets sale		553	208
Acquisition of intangibles	15	(31,295)	(20,759)
Acquisition of investments in companies	14	—	(7,847)
Dividend received of investments in companies		1,622	1,487
Total net cash flows from (used in) investing activities		(42,746)	(55,972)

CASH FLOW FROM FINANCING ACTIVITIES:
Attributable to the interest of the owners:
Redemption and payment of interest of letters of credit		(1,659)	(1,263)
Redemption and payment of interest on current bonds		(1,095,904)	(1,146,515)
Redemption and payment of interest on subordinated bonds		(34,090)	(34,720)
Current bonds issuance	22	350,068	765,735
Subordinated bonds issuance		—	—
Capital increase by issuance of common shares		—	—
Payment of common stock dividends	28	(539,827)	(220,271)
Principal and interest payments for obligations under lease contracts	17	(24,136)	(22,988)
Attributable to non-controlling interest:
Dividend payment and/or withdrawals of paid-in capital in respect of the subsidiaries corresponding to the non-controlling interest		(1)	(1)
Total net cash flows from (used in) financing activities		(1,345,549)	(660,023)

VARIATION IN CASH AND CASH EQUIVALENTS DURING THE PERIOD		(2,819,409)	(313,009)

Exchange variations effect		244,962	226,682

Opening balance of cash and cash equivalent	7	7,288,827	6,088,462

Final balance of cash and cash equivalent	7	4,714,380	6,002,135

	September	September
	2022	2021
	MCh$	MCh$
Interest operating cash flow:
Interest and readjustments received	1,696,141	1,210,855
Interest and readjustments paid	(143,201)	108,773

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the periods between January 1 and September 30, 2022 and 2021

(Free translation of Consolidated Financial Statements originally issued in Spanish)

______________

Reconciliation of liabilities arising from financing activities:

		Changes other than Cash
	31.12.2021	Net Cash Flow	Acquisition / (Disposals)	Foreign currency	UF Movement	30.09.2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Letters of credit	4,114	(1,659)	—	—	306	2,761
Bonds	9,474,791	(779,926)	—	204,999	882,241	9,782,105
Dividends paid	—	(539,827)	—	—	—	(539,827)
Payments for lease agreements	95,670	(24,136)	14,332	—	9,591	95,457
Dividend payment and/or withdrawals of paid-in capital in respect of the subsidiaries corresponding to the non-controlling interest	—	(1)	—	—	—	(1)
Total liabilities from financing activities	9,574,575	(1,345,549)	14,332	204,999	892,138	9,340,495

The accompanying notes 1 to 49 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

______________

1.	Company information:

Banco de Chile is authorized to operate as a commercial bank since September 17, 1996, being, in conformity with the stipulations of article 25 of Law No. 19,396, the legal continuation of Banco de Chile resulting from the merger of the Banco Nacional de Chile, Banco Agrícola and Banco de Valparaiso, which was constituted by public deed dated October 28, 1893, granted before the Notary Public of Santiago, Mr. Eduardo Reyes Lavalle, authorized by Supreme Decree of November 28, 1893.

The Bank is a Corporation organized under the laws of the Republic of Chile, regulated by the Chilean Commission for the Financial Market (“CMF”). Since 2001, it is subject to the supervision of the Securities and Exchange Commission of the United States of America (“SEC”), in consideration of the fact that the Bank is registered on the New York Stock Exchange (“NYSE”), through a program of American Depositary Receipt (“ADR”).

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. Additionally, the Bank offers international as well as treasury banking services, in addition to those offered by subsidiaries that include securities brokerage, mutual fund and investment management, insurance brokerage and financial advisory services.

Banco de Chile’s legal address is Ahumada 251, Santiago, Chile and its website is www.bancochile.cl.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

2.	Summary of Significant Accounting Principles:

(a)	Legal Dispositions:

Decree Law No. 3,538 of 1980, according to the text replaced by the first article of Law No. 21,000 that “Creates the Commission for the Financial Market”, provides in numeral 6 of its article 5 that the Commission for the Market Financial (CMF) may “set the standards for the preparation and presentation of reports, balance sheets, statements of situation and other financial statements of the audited entities and determine the principles under which they must keep their accounting”.

According to the current legal framework, banks must use the accounting principles provided by the CMF and in everything that is not dealt with by it or in contravention of its instructions, they must adhere to the generally accepted accounting principles, which correspond to the technical standards issued by the College of Accountants of Chile AG, coinciding with the International Financial Reporting Standards (“IFRS”) agreed by the International Accounting Standards Board (“IASB”). If there are discrepancies between these accounting principles of general acceptance and the accounting criteria issued by the CMF, the latter shall prevail.

The notes to the Interim Consolidated Financial Statements contain additional information to that presented in the Consolidated Statement of Financial Position, in the Interim Consolidated Statement of Income, Interim Consolidated Statement of Other Comprehensive Income, Interim Consolidated Statement of Changes in Equity and Interim Consolidated Statement of Cash Flows. They provide narrative descriptions or disaggregation of such statements in a clear, relevant, reliable and comparable way.

(b)	Basis of Consolidation:

The Interim Financial Statements of Banco de Chile as of September 30, 2022 and 2021 have been consolidated with its Chilean subsidiaries and foreign subsidiary, using the global integration method (line-by-line). They include preparation of individual financial statements of the Bank and companies that participate in the consolidation and it include adjustments and reclassifications necessary to homologue accounting policies and valuation criteria applied by the Bank. The Interim Consolidated Financial Statements have been prepared using the same accounting policies for similar transactions and other events, in equivalent circumstances.

Significant intercompany transactions and balances (assets and liabilities, equity, income, expenses and cash flows) originated in operations performed between the Bank and its subsidiaries and between subsidiaries have been eliminated in the consolidation process. The non-controlling interest corresponding to the participation percentage of third parties in subsidiaries, which the Bank does not own directly or indirectly, has been recognized and is shown separately in the consolidated shareholders’ equity of Banco de Chile.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

(i)	Controlled companies (Subsidiaries)

Interim Consolidated Financial Statements as of September 30, 2022 and 2021 incorporate Financial Statements of the Bank and the controlled companies (subsidiaries) in accordance with IFRS 10 “Consolidated Financial Statements”. Control is obtained when the Bank has exposure or rights to variable returns and has the ability to affect those returns through power over an investee. Specifically the Bank have power over the investee when has existing rights that give it the ability to direct the relevant activities of the investee.

When the Bank has less than a majority of the voting rights of an investee, but these voting rights are enough to have the ability to direct the relevant activities unilaterally, then conclude the Bank has control. The Bank considers all factors and relevant circumstances to evaluate if their voting rights are enough to obtain the control, which it includes:

●	The amount of voting rights that the Bank has, related to the amount of voting rights of the others stakeholders;

●	Potential voting rights maintained by the Bank, other holders of voting rights or other parties;

●	Rights emanated from other contractual arrangements;

●	Any additional circumstance that indicate that the Bank have or have not the ability to manage the relevant activities when that decisions need to be taken, including behavior patterns of vote in previous shareholders meetings.

The Bank reevaluates if it has or has not the control over an investee when the circumstances indicates that exists changes in one or more elements of control listed above.

The entities controlled by the Bank and which form parts of the consolidation are detailed as follows:

				Interest Owned
				Directa		Indirect		Total
			Functional	September	December	September	December	September	December
Rut	Entity	Country	Currency	2022	2021	2022	2021	2022	2021
				%	%	%	%	%	%

96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A. en Liquidación (*)	Chile	Ch$	—	99.01	—	0.99	—	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00

(*) See Note No. 5, letter (b).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

(ii)	Investments in companies as a joint venture

Associates

An associate is an entity over which the Bank has significant influence on its operating and financial management policy decisions, without having control over the associate. Significant influence is generally presumed when the Bank holds between 20% and 50% of the voting rights. Other factors considered when determining whether the Bank has significant influence over another entity are the representation on the Board of Directors and the existence of material intercompany transactions. The existence of these factors could determine the existence of significant influence over an entity despite the Bank holding a participation of less than 20% of the entity’s voting rights.

Investments in associates where exists significant influence, are accounted for using the equity method. In accordance with the equity method, the Bank’s investments are initially recorded at cost, and subsequently increased or decreased to reflect the proportional participation of the Bank in the net income or loss of the associate and other movements recognized in its shareholders’ equity. Goodwill arising from the acquisition of an associate is included in the net book value, net of any accumulated impairment loss.

Joint Ventures

Joint Ventures are joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

According to IFRS 11 “Joint Arrangements”, an entity will determine the type of joint arrangement in which it is involved, and may classify the agreement as a “Joint operation” or a “Joint venture”.

For investments defined as a “Joint Operation”, the assets, liabilities, income and expenses are recognized by the participation in the joint operation.

Investments defined as a “Joint Venture” will be registered according to the equity method.

Investments in other companies that, for their characteristics, are defined as “Joint Ventures” are as follows:

●	Artikos Chile S.A.

●	Servipag Ltda.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

(iii)	Minority investments in other companies

On initial recognition, the Bank may make an irrevocable election to present in other comprehensive income subsequent changes in the fair value of an investment in an equity instrument that is not held for trading and is not contingent consideration recognized by an acquirer in a business combination to which IFRS 3 applies.

(iv)	Special purpose entities

According to current regulation, the Bank must be analyzing periodically its consolidation area, considering that the principal criteria are the control that the Bank has in an entity and not its percentage of equity participation.

As of September 30, 2022 and 2021, the Bank does not control and has not created any SPEs.

(v)	Fund administration

The Bank and its subsidiaries manage and administer assets held in mutual funds and other investment products on behalf of investors, perceiving a paid according to the service provided and according to market conditions. Managed resources are owned by third parties and, therefore, not included in the Consolidated Statements of Financial Position.

According to established in IFRS 10, for consolidation purposes is necessary to assess the role of the Bank and its subsidiaries with respect to the funds they manage, must determine whether that role is Agent or Principal. This assessment should consider the following:

-	The scope of their authority to make decisions about the investee.

-	The rights held by third parties.

-	The remuneration to which it is entitled in accordance with the remuneration arrangements.

-	Exposure, decision maker, the variability of returns from other interests that keeps the investee.

The Bank and its subsidiaries manage on behalf and for the benefit of investors, acting in that relationship only as Agent. Under this category, and as provided in the aforementioned regulation, it does not control such funds when exercise its authority to make decisions. Therefore, as of September 30, 2022 and 2021 act as agent, and therefore do not consolidate any fund, no funds are part of the consolidation.

(b)	Non-controlling interest:

Non-controlling interest represents the share of losses, income and net assets of which, directly or indirectly, the Bank does not own. It is presented separately from the equity of the owners of the Bank in the Interim Consolidated Statements of Income and the Consolidated Statements of Financial Position.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

(c)	Use of Estimates and Judgment:

Preparing Interim Consolidated Financial Statements requires Management to make judgments, estimations and assumptions that affect the application of accounting policies and the valuation of assets, liabilities, income and expenses presented. Real results could differ from these estimated amounts. The estimates made refer to:

1.	Impairment of debt instruments (Notes No. 10 and No. 41)

2.	Provision for credit risk (Notes No. 13, No. 26 and No. 41);

3.	Useful life of intangible assets, property and equipment and leased assets and lease liabilities (Notes No. 15, No. 16 and No. 17);

4.	Income taxes and deferred taxes (Note No. 18);

5.	Provisions (Note No. 24);

6.	Contingencies and Commitments (Note No. 29);

7.	Fair value of financial assets and liabilities (Note No. 44).

Estimates and relevant assumptions are regularly reviewed by the management according to quantify certain assets, liabilities, gains, loss and commitments. Estimates reviewed are registered in income in the year that the estimate is reviewed.

During the period ended September 30, 2022 there have been no significant changes in the estimates made.

(d)	Financial Assets and Liabilities:

The classification, measurement and presentation of financial assets and liabilities has been carried out based on the standards issued by the CMF in the Compendium of Accounting Standards, considering the criteria described below.

Financial Assets:

Classification of financial assets:

On initial recognition, a financial asset is classified within the following categories: Financial assets held for trading at fair value through profit or loss; Financial assets not held for trading mandatorily valued at fair value through profit or loss; Financial assets designated as at fair value through profit or loss; Financial assets at fair value through other comprehensive income and Financial assets at amortized cost.

The criteria for classifying financial assets, which incorporates the standards defined in IFRS 9, depends on the business model with which the entity manages the assets and the contractual characteristics of the cash flows, commonly known as “solely payments of principal and interest” (SPPI) criterion.

The valuation of these assets should reflect how the Bank manages groups of financial assets and does not depend on the intent for an individual instrument.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

A financial assets should be valued at amortized cost if both of the following conditions are met:

−	The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and

−	The contractual terms of the financial asset give rise to cash flows that are solely payments of principal and interest.

A debt financial instrument must be valued at fair value with changes in “Other comprehensive income” if the following two conditions are met:

−	The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and

−	The contractual terms of the financial asset give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt financial instrument will be classified at fair value through profit or loss whenever, due to the business model or the characteristics of its contractual cash flows, it is not appropriate to classify it in any of the other categories described.

In general, equity financial instruments are valued at fair value through profit or loss. However, the Bank may make an irrevocable election at initial recognition to present subsequent changes in fair value in “Other Comprehensive Income”.

Financial assets will only be reclassified when the Bank decides to change the business model. In this case, all the financial assets of said business model will be reclassified. The change in the objective of the business model must be prior to the date of reclassification.

Valuation of financial assets:

Initial recognition:

Financial assets are initially recognized at fair value plus, in the case of a financial asset that is not carried at fair value through profit or loss, the transaction costs that are directly attributable to its purchase or issuance, using the Effective Interest Rate method (EIT). The calculation of the EIT includes all fees and other items paid or received that are part of the EIT. Transaction costs include incremental costs that are directly attributable to the acquisition or issuance of a financial asset.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

Post measurement:

All variations in the value of financial assets due to the accrual of interest and items assimilated to interest are recorded in “Interest income” or “Interest expense” of the Consolidated Income Statement for the year in which the accrual occurred, except for trading derivatives that are not part of accounting hedges.

The changes in the valuations that occur after the initial registration for reasons other than those mentioned in the previous paragraph, are treated as described below, based on the categories in which the financial assets are classified.

Financial assets held for trading at fair value through profit or loss, Financial assets not held for trading mandatorily valued at fair value through profit or loss and Financial assets designated as at fair value through profit or loss:

In “Financial assets held for trading at fair value through profit or loss” will record financial assets whose business model aims to generate profits through purchases and sales or to generate results in the short term.

The financial assets recorded under “Financial assets not held for trading mandatorily valued at fair value through profit or loss” are assigned to a business model whose objective is achieved by obtaining contractual cash flows and/or selling financial assets but where the cash flows contracts have not met the conditions of the SPPI test.

In “Financial assets designated as at fair value through profit or loss” financial assets will be classified only when such designation eliminates or significantly reduces the inconsistency in the valuation or in the recognition that would arise from valuing or recognizing the assets on a different basis.

The assets recorded in these items of the Consolidated Statement of Financial Position are valued after their acquisition at their fair value and changes in their value are recorded, at their net amount, under “Financial assets and liabilities held for trading”, “Financial assets and liabilities financial assets not held for trading mandatorily valued at fair value through profit or loss” and “Financial assets and liabilities designated as at fair value through profit or loss” of the Consolidated Income Statement. Variations originated from exchange differences are recorded under “Foreign currency changes, UF indexation and accounting hedge” in the Consolidated Income Statement.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

Financial assets at fair value through other comprehensive income

Debt financial instruments:

The assets recorded in this item of the Consolidated Statement of Financial Position are valued at their fair value, interest income and UF indexation of these instruments, as well as exchange differences and impairment arising, are recorded in the Consolidated Statement of Income, while subsequent variations in their valuation are temporarily recorded (for its amount net of taxes) in “Changes in the fair value of financial assets at fair value through other comprehensive income” of the Consolidated Statements of Other Comprehensive Income.

The amounts recorded in “Changes in the fair value of financial assets at fair value through other comprehensive income” continue to form part of the Bank’s consolidated equity until the asset is derecognized in the consolidated balance. In the case of selling these assets, the result is recognized in “Financial result for derecognizing financial assets and liabilities at amortized cost and financial assets at fair value with changes in others comprehensive income” of the Consolidated Income Statement.

Net losses due to impairment of financial assets at fair value through other comprehensive income produced in the year are recorded in “Impairment due to credit risk of other financial assets at amortized cost and financial assets at fair value through other comprehensive income” of the Consolidated Income Statement of the period.

Equity financial instruments:

At the time of initial recognition of investments in equity instruments, the Bank may make the irrevocable decision to present subsequent changes in fair value in other comprehensive income. Subsequent variations in this valuation will be recognized in “Changes in the fair value of equity instruments designated as at fair value through other comprehensive income”. The dividends received from these investments are recorded in “Income from investments in companies” of the Consolidated Income Statement. These instruments are not subject to the impairment model of IFRS 9.

Financial assets at amortized cost:

The assets recorded in this item of the Consolidated Statement of Financial Position are valued after their acquisition at their “amortized cost”, in accordance with the “effective interest rate” method.

The financial assets that are included in this item, for presentation purposes, in the Statement of Financial Position are subdivided according to the following:

-	Investment under resale agreements and securities loans

-	Debt financial instruments

-	Due from banks

-	Loans and accounts receivable from customers (Commercial, Mortgage and Consumer)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

Losses due to impairment of assets at amortized cost generated in each year are recorded in “Provisions for credit risk and loans and accounts receivable from customers” and “Impairment due to credit risk of other financial assets at amortized cost and financial assets at fair value through other comprehensive income” of the Consolidated Income Statement.

Investment under resale agreements, obligations under repurchase agreements and securities loans:

Resale agreement operations are carried out as a form of investment. Under these agreements, financial instruments are purchased, which are included as assets in “Investment under resale agreements and securities loans”, which are valued according to the interest rate of the agreement through the amortized cost method. In accordance with current regulations, the Bank does not record as its own portfolio those papers purchased under resale agreements.

Repurchase agreement operations are also carried out as a form of financing, which are included as liabilities in “Obligations for repurchase agreements and securities loans”. In this regard, the investments that are sold subject to a repurchase obligation and that serve as collateral for the loan correspond to debt financial instruments. The obligation to repurchase the investment is classified in liabilities as “Obligations under repurchase agreements and securities loans” and is valued according to the interest rate of the agreement.

Debt financial instruments:

Debt financial instruments at amortized cost are recorded at their cost value plus interest and accrued UF indexation, less provisions for impairment constituted when their recorded amount is greater than the estimated amount of recovery.

Interest and UF indexation of debt financial instrument at amortized cost are included in “Interest income and UF indexation”.

The investment instruments that are subject to accounting hedges are adjusted according to the accounting hedge rules as described in Note No. 2 letter (k).

Loans and Advances to Banks:

This item shows the balances of operations with local and abroad banks, including the Central Bank of Chile and foreign Central Banks. See detail in Note No. 13 (c) Financial Assets at Amortized Cost.

Loans and accounts receivable from customers:

Loans to customers include originated and purchased non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and which the Bank does not intend to sell immediately or in the short term.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

2.	Summary of Significant Accounting Principles, continued:

(i) Valuation method

Loans and accounts receivable from customers are initially measured at cost plus incremental transaction costs and income, and subsequently measured at amortized cost, using the effective interest rate method minus, less any impairment loss, except when the Bank defined some loans as hedged items, measured at fair value through profit or loss as described in letter (k) of this note.

(ii) Lease contracts

Accounts receivable for leasing contracts, included under the caption “Loans to customers” correspond to periodic rent installments of contracts which meet the definition to be classified as financial leases and are presented at their nominal value net of unearned interest as of each year-end.

(iii) Factoring transactions

They are valued for the amounts disbursed by the Bank in exchange for invoices or other commercial instruments representative of credit, with or without responsibility of the grantor, received in discount. Price differences between the amounts disbursed and the nominal value of the credits are recorded in the result as interest income, through the effective interest method, during the financing period.

In those cases where the transfer of these instruments it was made without responsibility of the grantor, it is the Bank who assumes the insolvency risks of those required to pay.

(iv) Impairment of loans

The impaired loans include the following assets, according to Chapter B-1 of Accounting Standards Compendium of the CMF:

a)	In case of debtors subject to individual assessment, includes credits from “Non-complying loans” those that must be classified in categories B3 and B4 of “Substandar loans”.

b)	Debtors subject to assessment group evaluation, the impaired portfolio includes all credits of the “Non-complying loans”.

(v) Credit risk allowance

The Bank permanently evaluates the entire portfolio of loans and contingent loans, with the aim of establishing the necessary and sufficient provisions in a timely manner to cover the expected losses associated with the characteristics of the debtors and their credits, based on the payment and subsequent recovery.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

Allowances are required to cover the risk of loan losses have been established in accordance with the instructions issued by the CMF. The loans are presented net of those allowances and, in the case of contingent loans are shown in liabilities under the item “Special provisions for credit risk”.

In accordance with what is stipulated by the CMF, models or methods are used based on an individual and group analysis of debtors, to establish allowance for loan losses. Said models, as well as modifications to their design and application, are approved by the Bank’s Board of Directors.

(v.i) Allowance for individual evaluations:

An individual analysis of debtors is applied to companies that are of such significance with respect to size, complexity or level of exposure to the bank, that they must be analyzed in detail.

Likewise, the analysis of borrowers focuses on its credit quality related to the capacity and willingness to meet their credit obligations, through sufficient and reliable information, and should also be analyzed in terms of guarantees, terms, interest rates, currency and revaluation, etc.

For purposes of establish the allowances, the banks must assess the credit quality, then classify to one of three categories of loans portfolio: Normal, Substandard and Non-complying Loans, it must classify the debtors and their operations related to loans and contingent loans in the categories that apply.

v.i.1 Normal Loans and Substandard Loans:

Normal loans: includes those debtors whose payment capacity allows them to meet their obligations and commitments, and according to the evaluation of their economic-financial situation no change in this condition are displayed. Loans classified in categories A1 through A6.

Substandard loans: includes all borrowers with insufficient payment capacity or significant deterioration of payment capacity that may be reasonably expected not to comply with all principal and interest payments obligations set forth in the credit agreement, showing a low flexibility to meet its financial obligations in the short term.

This category also includes all loans that have been non-performing for more than 30 days. Loans classified in this category are B1 through B4.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

As a result of individual analysis of the debtors, the Bank must classify them in the following categories, assigning, subsequently, the percentage of probability of default and loss given default resulting in the following percentage of expected loss:

Classification	Category of the debtors	Probability of default (%) PD	Loss given default (%) LGD	Expected loss (%) EL
Normal Loans	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
Substandard Loans	B1	15.00	92.5	13.87500
	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

Allowances for Normal and Substandard Loans:

To determine the amount of allowances to be constitute for normal and substandard portfolio, previously should be estimated the exposure to subject to the allowances, which will be applied to respective expected loss (expressed in decimals), which consist of probability of default (PD) and loss given default (LGD) established for the category in which the debtor and/or guarantor belong, as appropriate.

The exposure affects to allowances applicable to loans plus contingent loans minus the amounts to be recovered by way of the foreclosure of financial or real guarantees of the operations. Loans mean the book value of credit of the respective debtor, while for contingent loans, the value resulting from to apply the indicated in No. 3 of Chapter B-3 of Banking Accounting Standards Compendium.

In the case of real guarantees, the Bank must demonstrate that the value assigned to this deduction reasonably reflects the value that it would obtain in the sale of the assets or capital instruments. Also, in qualified cases, the direct debtor’s credit risk may be substituted for the credit quality of the guarantor. In no case may the guaranteed securities be discounted from the amount of the exposure, since this procedure is only applicable when it comes to financial or real guarantees.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

For calculation purposes, the following must be considered:

Provision debtor = (ESA-GE) x (PDdebtor /100)x(LGDdebtor /100)+GE x(PDguarantor/100)x(LGDguarantor/100)

Where:

ESA	=	Exposure subject to allowances, (Loans + Contingent Loans) – Financial Guarantees
GE	=	Guaranteed exposure

However, the Bank must maintain a minimum provision level of 0.50% over normal portfolio and contingents loans.

v.i.2 Non-complying Loans:

The non-complying portfolio includes the debtors and their credits for which their recovery is considered remote, as they show an impaired or no payment capacity. This category comprises all debtors who have stopped paying their creditors or with visible evidence that they will stop doing so, as well as those for which a forced restructuring of their debts is necessary, reducing the obligation or postponing the payment of the principal or interest and, in addition, any debtor that has 90 days overdue or more in the payment of interest or principal of any credit. This portfolio is composed of the debtors belonging to categories C1 to C6 of the rating scale and all credits, including 100% of the amount of contingent loans, held by those same debtors.

For purposes to establish the allowances on the non-complying loans, the Bank disposes the use of percentage of allowances to be applied on the amount of exposure, which corresponds to the amount of loans and contingent loans that maintain the same debtor. To apply that percentage, must be estimated a expected loss rate, less the amount of the exposure the recoveries by way of foreclosure of financial or real guarantees that to support the operation and, if there are available specific background, also must be deducting present value of recoveries obtainable exerting collection actions, net of expenses associated with them. This loss percentage must be categorized in one of the six levels defined by the range of expected actual losses by the Bank for all transactions of the same debtor.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

These categories, their range of loss as estimated by the Bank and the percentages of allowance that must be applied on the amount of exposures, are listed in the following table:

Type of Loan	Classification	Expected loss	Allowance (%)
Non-complying loans	C1	Up to 3%	2
	C2	More than 3% up to 20%	10
	C3	More than 20% up to 30%	25
	C4	More than 30 % up to 50%	40
	C5	More than 50% up to 80%	65
	C6	More than 80%	90

For calculation purposes, the following must be considered:

Expected loss	= (TE – R) / TE
Allowance	= TE x (AP/100)

Where:

TE	=	Total Exposure
R	=	Recoverable amount
AP	=	Allowance Percentage (based on the category in which the expected credit loss should be classified).

All credits of the debtor must be kept in the Default Portfolio until there is a normalization of their ability or payment behavior, without prejudice to punishment of each particular credit that meets the condition indicated in Title II of Chapter B-2 of the Compendium of Accounting Standards. To remove a debtor from the Default Portfolio, once the circumstances that lead to classification in this portfolio according to these regulations have been overcome, at least the following copulative conditions must be met:

-	No obligation of the debtor with the bank with more than 30 calendar days overdue.

-	No new refinances granted to pay its obligations.

-	At least one of the payments includes amortization of capital.

-	If the debtor has a credit with partial payment periods less than six months, has already made two payments.

-	If the debtor must pay monthly fees for one or more credits, has paid four consecutive dues.

-	The debtor does not have direct debts unpaid in the CMF recast information, except in the case of insignificant amounts.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

(v.ii) Allowances for group evaluations

Group evaluations are relevant for residential mortgage and consumer loan exposures, in addition to commercial exposures related to student loans and exposures with debtors that simultaneously meet the following conditions:

i)	The Bank has an aggregate exposure to the same counterparty of less than 20,000 UF. The aggregate exposure should require gross provisions or other mitigations. In addition, for its computation, mortgage loans must be excluded. In the case of off-balance sheet items, the gross amount is calculated by applying the credit conversion factors, defined in chapter B-3 of the CNC. To determine the aggregate exposure, the bank must consider the definition of corporate group established in Title II of Chapter 12-16 of the Actualized Standards Compilation.

Banks must carry out a complete and permanent monitoring of all operations with entities belonging to business groups. Considering the costs that may result the conformation of groups for all debtors, the bank must at least keep control and form groups, if applicable, for all debtors who maintain a current exposure greater than a minimum amount established by the banking institution which may not be greater than 1% of its effective equity at the time the definition of the group portfolio is made

ii)	Each aggregate exposure to the same counterparty does not exceed 0.2% of the total commercial group portfolio. To avoid circular computation, the criterion will be checked only once.

For the remaining commercial credit exposures, the individual analysis model of the debtors must be applied.

The determination of the type of analysis (group or individual) must be carried out at the global consolidated level, once a year, or after significant adjustments in the Bank’s portfolio, such as mergers, acquisitions, purchases or significant portfolio sales.

To determine the allowances, the group evaluations require the formation of groups of loans with similar characteristics in terms of type of debtors and conditions agreed, to establish technically based estimates by prudential criteria and following both the payment behavior of the group that concerned as recoveries of defaulted loans and consequently provide the necessary provisions to cover the risk of the portfolio.

Banks may use two alternative methods for determining provisions for retail loans that are evaluated as a group.

Under first method, it will be used the experience to explain the payment behavior of each homogeneous group of debtors and recoveries through collateral and of collection process, when it correspond, with objective of to estimate directly a percentage of expected losses that will be apply to the amount of the loans of respective group.

Under second method, the banks will segment to debtors in homogeneous groups, according described above, associating to each group a determined probability of default and a percentage of recovery based in a historic analysis. The amount of provisions to register it will be obtained multiplied the total loans of respective group by the percentages of estimated default and of loss given the default.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

In both methods, estimated loss must be related with type of portfolio and terms of operations.

The Bank to determine its provisions has opted for using second method.

In the case of consumer loans, collateral are not considered for the purpose of estimating the expected loss.

The Bank must discriminate between provisions on the normal portfolio and on the portfolio in default, and those that protect the risks of contingent credits associated with those portfolios.

(v.ii.1) Standard method of provisions for group portfolio

The standard methodologies presented below establish the variables and parameters that determine the provision factor for each type of portfolio that the CMF has defined as representative, according to the common characteristics shared by the operations that comprise them.

-	Residential mortgage portfolio

The provision factor applicable, represented by expected loss over the mortgage loans, it will depend to the past due of each credit and the relation, at the end of month, between outstanding capital and the value of the mortgage guarantees (CMG), according the following table:

	Provision factor applicable according to delinquency and PVG
		Past due days at the end-month
CMG section	Concept	0	1-29	30-59	60-89	Non- Complying Loans
CMG ≤ 40%	PD (%)	1.0916	21.3407	46.0536	75.1614	100.0000
	LGD (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	EAD (%)	0.0002	0.0094	0.0222	0.0362	0.0537
40% < CMG ≤ 80%	PD (%)	1.9158	27.4332	52.0824	78.9511	100.0000
	LGD (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	EAD (%)	0.0421	0.7745	1.5204	2.3047	3.0413
80% < CMG ≤ 90%	PD (%)	2.5150	27.9300	52.5800	79.6952	100.0000
	LGD (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	EAD (%)	0.5421	6.0496	11.5255	17.6390	22.2310
CMG > 90%	PD (%)	2.7400	28.4300	53.0800	80.3677	100.0000
	LGD (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	EAD (%)	0.7453	8.2532	15.7064	24.2355	30.2436

Where:

PD	: Probability of default
LGD	: Loss given default
EAD	: Exposure at default
CMG	: Outstanding loan capital /Mortgage Guarantee value

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

- Commercial portfolio

To determine the allowances of the commercial portfolio, the Bank must consider the standard methods presented below, as applicable to commercial leasing operations or other types of commercial loans. Then, the applicable provision factor will be assigned considering the parameters defined for each method.

a)	Commercial Leasing Operations

The provision factor must be applied to the current value of commercial leasing operations (including the purchase option) and will depend on the default of each operation, the type of leased asset and the relationship between the current value of each operation and the leased asset value (PVB) at each month-end, as indicated in the following tables:

Probability of default (PD) applicable according to default and type of asset (%)
	Type of asset
Days of default of the operation at the month-end	Real estate	Non-real estate
0	0.79	1.61
1-29	7.94	12.02
30-59	28.76	40.88
60-89	58.76	69.38
Portfolio in default	100.00	100.00

Loss given the default (LGD) applicable according to PVB section and type of asset (%)
PVB = Current value of the operation / Value of the leased asset
PVB section	Real estate	Non-real estate
PVB ≤ 40%	0.05	18.2
40% < PVB ≤ 50%	0.05	57.00
50% < PVB ≤ 80%	5.10	68.40
80% < PVB ≤ 90%	23.20	75.10
PVB > 90%	36.20	78.90

The determination of the PVB relationship will be made considering the appraisal value expressed in UF for real estate and in Chilean pesos for non-real estate, recorded at the time of the respective loan granting, taking into account possible situations that may be causing temporary increases in the assets prices at that time.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

b)	Generic commercial placements and factoring

In the case of factoring operations and other commercial placements, other than those indicated above, the provision factor, applicable to the amount of the placement and the exposure of the contingent loan risk (as indicated in paragraph 3 of Chapter B-3 of the CNC), will depend on the default of each operation and the relationship that exists at the end of each month, between the obligations that the debtor has with the bank and the value of the collateral that protect them (PTVG), as indicated in the following tables:

Probability of default (PD) applicable according to default and PTVG section (%)
	With collateral		Without
Days of default at the month-end	PTVG≤100%	PTVG>100%	collateral
0	1.86	2.68	4.91
1-29	11.60	13.45	22.93
30-59	25.33	26.92	45.30
60-89	41.31	41.31	61.63
Portfolio in default	100.00	100.00	100.00

Loss given the default (LGD) applicable according to PTVG section (%)
Collateral (with / without)	PTVG section	Generic commercial operations or factoring without the responsibility of the transferor	Factoring with the responsibility of the transferor
With collateral	PTVG ≤ 60%	5.0	3,2
	60% < PTVG≤ 75%	20.3	12,8
	75% < PTVG ≤ 90%	32.2	20,3
	90% < PTVG	43.0	27,1
Without collateral		56.9	35.9

The collaterals used for the purposes of calculating the PTVG relationship of this method may be specific or general, including those that are simultaneously specific and general. Collateral can only be considered if, according to the respective coverage clauses, it was constituted in the first degree of preference in favor of the Bank and only guarantees the debtor’s credits with respect to which it is imputed (not shared with other debtors).

The invoices assigned in the factoring operations will not be considered for purposes of calculating the PTVG. The excess of collateral associated with mortgage loans referred to in numeral 3.1.1 Residential mortgage portfolio in Chapter B-1 of CNC may be considered, computed as the difference between 80% of the property’ commercial value, according to with the conditions set out in that framework, and the mortgage loan that guarantees.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

For the calculation of the PTVG ratio, the following considerations must be taken:

i.	Transactions with specific collaterals: when the debtor granted specific collateral for generic commercial loans and factoring, the PTVG ratio is calculated independently for each covered transaction, such as the division between the amount of the loans and the contingent loans exposure and the collateral’s value of the covered product.

ii.	Transactions with general collaterals: when the debtor granted general or general and specific collaterals, the Bank calculates the respective PTVG, jointly for all generic commercial loans and factoring and not contemplated in the preceding paragraph i), as the quotient between the sum of the amounts of the loans and exposures of contingent loans and the general, or general and specific collateral that, according to the scope of the remaining coverage clauses, safeguard the loans considered in the numerator aforementioned coverage ratio.

The amounts of the guarantees used in the PTVG ratio of numerals i) and ii), different from those associated with excess guarantees from mortgage loans to which the residential mortgage portfolio refers, must be determined according to:

-	The last valuation of the collateral, be it appraisal or fair value, according to the type of real guarantee in question. For the determination of fair value, the criteria indicated in Chapter 7-12 (Fair Value of Financial Instruments) of the Actualized Standards Compilation should be considered.

-	Possible situations that could be causing temporary increases in the values of the collaterals.

-	Limitations on the amount of coverage established in their respective clauses.

(v.ii.2) Portfolio in default.

The portfolio in default includes all placements and 100% of the amount of the contingent loans, of the debtors that the closing of a month presents a delay equal to or greater than 90 days in the payment of the interest of the capital of any credit. It will also include debtors who are granted a credit to leave an operation that has more than 60 days of delay in their payment, as well as those debtors who were subject to forced restructuring or partial forgiveness of a debt.

They may exclude from the portfolio in default: a) mortgage loans for housing, which delinquent less than 90 days, unless the debtor has another loan of the same type with greater delinquency; and, b) credits for financing higher studies of Law No. 20,027, which do not yet present the non-compliance conditions indicated in Circular No. 3,454 of December 10, 2008.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

All credits of the debtor must be kept in the Default Portfolio until there is a normalization of their ability or payment behavior, without prejudice to punishment of each particular credit that meets the condition indicated in Title II of Chapter B-2 of the Compendium of Accounting Standards. To remove a debtor from the Default Portfolio, once the circumstances that lead to classification in this portfolio according to the present rules have been overcome, at least the following copulative conditions must be met:

-	No obligation of the debtor with the bank with more than 30 calendar days overdue.

-	No new refinances granted to pay its obligations.

-	At least one of the payments includes amortization of capital. This condition does not apply in the case of debtors who only have credits for financing higher education in accordance with Law No. 20,027.

-	If the debtor has a credit with partial payment periods less than six months, has already made two payments.

-	If the debtor must pay monthly fees for one or more credits, has paid four consecutive dues.

-	The debtor does not appear with unpaid debts direct according to the information recast by CMF, except for insignificant amounts.

(v.iii) Provisions related to financing with FOGAPE COVID-19 guarantee.

On July 17, 2020, the CMF requested to determine specific provisions of the credits guaranteed by the FOGAPE COVID-19 guarantee, for which the expected losses were determined estimating the risk of each operation, without considering the substitution of credit quality of the guarantee, according to the corresponding individual or group analysis method, in accordance with the provisions of Chapter B-1 of the CNC. This procedure must be carried out in an aggregate manner, grouping all those operations to which the same deductible percentage is applicable.

The deductible is applied by the Fund Administrator, which must be borne by each financial institution and does not depend on each particular operation, but is determined based on the total of the balances guaranteed by the Fund, for each group of companies that have the same coverage, according to their net sales size.

(v.iv) Provisions related to financing with FOGAPE Reactivation guarantee.

To determine the provisions of the amounts guaranteed by the FOGAPE Reactivation, the Bank considers the substitution of the credit quality of the debtors for that of the FOGAPE, for all the types of financing indicated, up to the amount covered by the aforementioned guarantee. Naturally, the option to consider the risk attributable to FOGAPE may be made while said guarantee remains in force, without considering the capitalized interest, in accordance with the provisions of article 17 of the Fund Regulations.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

Likewise, for the computation of the provisions of the amount not covered by the guarantee, corresponding to the debtors, the treatment must be differentiated according to the level of default of the refinanced credit and the grace period, which must consider the cumulative consecutive months grace period between the refinanced loan and other prior measures.

For this purpose, the following situations should be considered:

-	Refinancing with less than 60 days past due and less than 180 days of grace.

When the Bank grants the refinancing and is the current creditor, depending on the methodology used in accounting for provisions (standard or internal method) for the group portfolio, the computation of default and the expected loss parameters remain constant at the time to carry out the refinancing, as long as no payment is due.

In the case of debtors evaluated on an individual basis, their risk category is maintained at the time of rescheduling, which does not prevent them from being reclassified to the category that corresponds to them, in the event of a worsening of their payment capacity.

-	Refinancing with greater than 60 days and less than 89 days past due or grace periods greater than 180 days and less than 360 days.

The provisions established in the previous point apply, and at least one of the following conditions must also be met:

i.	In its credit granting policies, the Bank considers at least the following aspects:

a.	A robust procedure for the categorization of viable debtors, which considers at least the sector and its solvency and liquidity situation.

b.	Efficient mechanisms for monitoring the debtor’s situation, with formally defined internal governance.

ii.	Interest is charged in the months of grace, in accordance with the guidelines established in article 15 letter a) of the Regulation, or there is a demand for payment in another credit with the bank. In the latter case, if noncompliance is observed, the carry forward rules contained in numerals 2.2 and 3.2 of Chapter B-1 of the CNC must be considered, depending on whether it is a credit subject to individual or group evaluation, respectively.

-	Refinancing with grace periods greater than 360 days.

The Bank must apply the provisions established in Chapter B-1 of the CNC, considering the operation as a forced renegotiation and, therefore, apply the provisions that correspond to the portfolio in default.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

(vi)	Charge-offs

As a general rule, the charge-offs are produced when the contractual rights on cash flows end. In case of loans, even if the above does not happen, it will proceed to charge-offs the respective asset balances.

The charge-off refers to derecognition of the assets in the Consolidated Statement of Financial Position, related to the respective transaction and, therefore, the part that could not be past-due if a loan is payable in installments, or a lease.

(vi.i)	Charge-offs of loans to customers

The charge-off must be to make using credit risk provisions constituted, whatever the cause for which the charge-off was produced.

Charge-off loans to customers, other than leasing operations, shall be made in accordance to the following circumstances occurs:

a)	The Bank, based on all available information, concludes that will not obtain any cash flow of the credit recorded as an asset.

b)	When the debt without executive title expires 90 days after it was recorded in asset.

c)	At the time the term set by the statute of limitations runs out and as result legal actions are precluded in order to request payment through executive trial or upon rejection or abandonment of title execution issued by judicial and non-recourse resolution.

d)	When past-due term of a transaction complies with the following:

Type of Loan	Term
Consumer loans - secured and unsecured	6 months
Other transactions - unsecured	24 months
Commercial loans - secured	36 months
Residential mortgage loans	48 months

The term represents the time elapsed since the date on which payment of all or part of the obligation in default became due.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

(vi.ii) Charge-offs of lease operations

Assets for leasing operations must be charge-offs against the following circumstances, whichever occurs first:

a)	The Bank concludes that there is no possibility of the rent recoveries and the value of the property cannot be considered for purposes of recovery of the contract, either because the lessee have not the asset, for the property’s conditions, for expenses that involve its recovery, transfer and maintenance, due to technological obsolescence or absence of a history of your location and current situation.

b)	When it complies the prescription term of actions to demand the payment through executory or upon rejection or abandonment of executory by court.

c)	When past-due term of a transaction complies with the following:

Type of Loan	Term
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Real estate leases (commercial or residential)	36 months

The term represents the time elapsed since the date on which payment of all or part of the obligation in default became due.

(vi.iii) Written-off loans recoveries

Cash recoveries on charge-off loans including loans that were reacquired from the Central Bank of Chile are recorded directly in income in the Consolidated Statement of Income, as a reduction of the “Recoveries of written-off loans” item.

In the event that there are recovery in assets, is recognized in income the revenues for the amount they are incorporated in the asset. The same criteria will be followed if the leased assets are recovered after the charge-off of a lease operation, to incorporate those to the asset.

Any renegotiation of a credit already written off does not give rise to income, as long as the operation remains to have an impaired quality; the actual payments received must be treated as recoveries of credits written off, as indicated above.

Therefore, renegotiated credit can be recorded as an asset only if it has not deteriorated quality; also recognizing revenue from activation must be recorded like recovery of loans.

The same criteria should apply in the case that was give credit to pay a charge-off loan.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

Impairment due to credit risk of Financial assets at amortized cost and Financial assets at fair value through other comprehensive income (FVOCI):

In accordance with the established in Chapter A-2 of the CNC of the CMF, the impairment model of IFRS 9 will not be applied to loans in the category “Financial assets at amortized cost” (“Due from banks” and “Loans and accounts receivable from customers”), nor on “Contingent loans”, since the criteria for these instruments are defined in Chapters B-1 to B-3 of the CNC.

For the rest of the financial assets measured at Amortized Cost or FVOCI, the model on which impairment losses must be calculated corresponds to one of Expected Credit Loss (ECL) as established in IFRS 9.

Debt financial instruments whose subsequent valuation is at amortized cost or at FVOCI will be subject to impairment due to credit risk. On the contrary, those instruments at fair value through profit or loss do not require this measurement.

The measurement of impairment is carried out in accordance with a general impairment model that is based on the existence of 3 possible phases of the financial asset, the existence or not of a significant increase in credit risk and the condition of impairment. The 3 phases determine the amount of impairment that will be recognized as an expected credit loss, as well as the interest income that will be recorded at each reporting date. Each phase is listed below:

1.	Phase 1:

a.	Incorporates financial assets whose credit risk has not increased significantly since initial recognition.
b.	Expected credit losses are recognized to 12-month.
c.	Interest is recognized based on the gross amount on the balance sheet.

2.	Phase 2:

a.	Incorporates financial assets whose credit risk has increased significantly since initial recognition.
b.	Expected credit losses are recognized throughout the life of the financial asset.
c.	Interest is recognized based on the gross amount on the balance sheet.

3.	Phase 3:

a.	Incorporates impaired financial assets.
b.	Expected credit losses are recognized throughout the life of the financial asset.
c.	Interest is recognized based on the net amount (gross amount on the balance sheet less allowance for credit risk).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

Impairment of debt financial instruments measured at fair value through other comprehensive income

The Bank applies the value impairment requirements for the recognition and measurement of a value correction for losses to financial assets that are measured at fair value through other comprehensive income in accordance with IFRS 9. This value adjustment for losses is recognized in Other Comprehensive Income (OCI) and does not reduce the carrying amount of the financial asset in the Consolidated Statement of Financial Position. The accumulated loss recognized in OCI is recycled in results when derecognizing the financial assets.

Financial liabilities:

Classification of financial liabilities:

Financial liabilities are classified in the following categories:

-	Financial liabilities at amortized cost;

-	Financial liabilities held for trading at fair value through profit or loss: Financial instruments are recorded in this item when the Bank’s objective is to generate profits through purchases and sales with these instruments. This item includes financial derivative trading contracts that are liabilities, which will be measured subsequently at fair value.

-	Financial liabilities designated as at fair value through profit or loss: The Bank has the option to irrevocably designate, at the time of initial recognition, a financial liability as measured at fair value through profit or loss if the application of this criterion eliminates or significantly reduces inconsistencies in the measurement or recognition, or if it is a group of financial liabilities, or a group of financial assets and liabilities, that is managed, and its performance evaluated, based on fair value in line with a risk management or investment strategy.

Valuation of financial liabilities:

Initial valuation:

Financial liabilities are initially recorded at fair value, less transaction costs that are directly attributable to the issuance of the instruments, except for financial instruments that are classified at fair value through profit or loss.

Variations in the value of financial liabilities due to the accrual of interest, UF indexation and similar concepts are recorded under the headings “Interest expenses” of the Consolidated Income Statement for the period in which the accrual occurred (see Note No. 30).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

Subsequent valuation:

The changes in the valuations that will occur after the initial registration for reasons other than those mentioned in the previous paragraph, are treated as described below, based on the categories in which the financial liabilities are classified.

Financial liabilities at amortized cost:

The liabilities recorded in this item are valued after their acquisition at their amortized cost, which is determined in accordance with the effective interest rate method (EIR).

Financial liabilities held for trading and Financial liabilities designated as at fair value through profit or loss:

The liabilities recorded in these items are valued after their initial recognition at fair value and changes are recorded, at their net amount, under the items “Financial assets and liabilities for trading” and “Designated financial assets and liabilities at fair value through profit or loss” of the Consolidated Income Statement. However, the change in the credit risk of the liabilities designated under the fair value option is presented in “Other comprehensive income”. Nevertheless, the variations originating from exchange differences are recorded in the caption “Foreign currency changes, UF indexation and accounting hedge” of the Consolidated Income Statement.

Derecognition of financial assets and liabilities

The Bank and its subsidiaries derecognize a financial asset from its Statement of Financial Position, when the contractual rights to the cash flows of the financial asset have expired or when the contractual rights to receive the cash flows of the financial asset are transferred during a transaction in which all ownership risks and rewards of the financial asset are transferred. Any portion of transferred financial assets that is created or retained by the Bank is recognized as a separate asset or liability.

When the Bank transfers a financial asset, it assesses to what extent it has retained the risks and rewards of ownership. In this case:

(a)	If substantially all risks and rewards of ownership of the financial asset have been transferred, it is derecognized, and any rights or obligations created or retained upon transfer are recognized separately as assets or liabilities.

(b)	If substantially all risks and rewards of ownership of the financial asset have been retained, the Bank continues to recognize it.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

(c)	If substantially all risks and rewards of ownership of the financial asset are neither transferred nor retained, the Bank will determine if it has retained control of the financial asset. In this case:

(i)	If the Bank has not retained control, the financial asset will be derecognized, and any rights or obligations created or retained upon transfer will be recognized separately as assets or liabilities.

(ii)	If the Bank has retained control, it will continue to recognize the financial asset in the Consolidated Financial Statement by an amount equal to its exposure to changes in value that can experience and recognize a financial liability associated to the transferred financial asset.

The Bank derecognizes a financial liability (or a portion thereof) from its Consolidated Statement of Financial Position if, and only if, it has extinguished or, in other words, when the obligation specified in the corresponding contract has been paid or settled or has expired.

Compensation

Financial assets and liabilities are subject to compensation, so that their net amount is presented in the Consolidated Statement of Financial Position, when and only when the Bank has the right, legally enforceable, to offset the recognized amounts and intends to settle the net amount, or to realize the asset and settle the liability simultaneously.

Income and expenses are presented net only when permitted by accounting standards, or in the case of gains and losses arising from a group of similar transactions such as the Bank’s trading and foreign exchange activity.

(f)	Functional currency:

The items included in the Financial Statements of Banco de Chile and its subsidiaries are valued using the currency of the primary economic environment in which it operates (functional currency). The functional currency of Banco de Chile is the Chilean peso, which is also the currency used to present the entity’s Consolidated Financial Statements, that is the currency of the primary economic environment in which the Bank operates, as well as obeying to the currency that influences in the costs and income structure.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

(g)	Transactions in foreign currency:

Transactions in currencies other than the functional currency are considered to be in foreign currency and are initially recorded at the exchange rate of the functional currency on the transaction date. Monetary assets and liabilities denominated in foreign currencies are converted using the exchange rate of the functional currency as of the date of the Consolidated Statement of Financial Position. All differences are recorded as a debit or credit to income.

As of September 30, 2022, the Bank and its subsidiaries applied the exchange rate of accounting representation according to the standards issued by the CMF, where assets expressed in dollars are shown to their equivalent value in Chilean pesos calculated using the following exchange rate of Ch$ 969.66 US$1 (Ch$811.60 US$1 as of September 30, 2021).

The amount of Ch$178,423 million for net foreign exchange transactions, net (Ch$100,445 million as of September 30, 2021) shown in the Consolidated Statements of Income, includes recognition of the effects of exchange rate variations on assets and liabilities in foreign currency or indexed to exchange rates, and the result of foreign exchange transactions conducted by the Bank and its subsidiaries.

(h)	Operating Segments:

The Bank discloses information by segment in accordance with IFRS 8. The Bank’s operating segments are determined based on its different business units, considering the following:

(i)	That it conducts business activities from which income is obtained and expenses are incurred (including income and expenses relating to transactions with other components of the same entity).

(ii)	That its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions, to decide about resource allocation for the segment and evaluate its performance; and

(iii)	That separate financial information is available.

(i)	Statement of cash flows:

The Consolidated Statement of Cash Flows shows the changes in cash and cash equivalents derived from operating activities, investment and financing activities during the year. The indirect method has been used in the preparation of this statement of cash flows.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

For the preparation of Consolidated Financial Statements of Cash Flow it is considered the following concepts:

(i)	Cash and cash equivalents: corresponds to the item “Cash and deposits in banks”, plus (minus) the net balance corresponding to operations with liquidation in progress that are shown in the Consolidated Statement of Financial Position, plus other cash equivalents such as investments in short-term debt financial instruments that meet the criteria to be considered “cash equivalents”, for which they must have an original maturity of 90 days or less from the date of acquisition, be highly liquid, easily convertible into amounts known amounts of cash as of the date of the initial investment, and that the financial instruments are exposed to an insignificant risk of changes in value.

(ii)	Operating activities: corresponds to normal activities of the Bank, as well as other activities that cannot classify like investing or financing activities.

(iii)	Investing activities: correspond to the acquisition, sale or disposition other forms, of long-term assets and other investments that not include in cash and cash equivalent.

(iv)	Financing activities: corresponds to the activities that produce changes in the amount and composition of the equity and the liabilities that are not included in the operating or investing activities.

(j)	Financial derivative contracts:

A “Financial Derivative” is a financial instrument whose value changes in response to changes in an observable market variable (such as an interest rate, exchange rate, the price of a financial instrument or a market index, including credit ratings), whose initial investment is very small in relation to other financial instruments with a similar response to changes in market conditions and which is generally settled at a future date.

The Bank maintains contracts of Derivative financial instruments, for cover the exposition of risk of foreign currency and interest rate. These contracts are recorded in the Consolidated Statement of Financial Position at their cost (included transactions costs) and subsequently measured at fair value. Derivative instruments are reported as an asset when their fair value is positive and as a liability when negative under the item “Derivative Instruments”.

Changes in fair value of derivative contracts held for trading purpose are included under “Profit (loss) net of financial operations”, in the Consolidated Statement of Income.

In addition, the Bank includes in the valorization of derivatives the “Credit valuation adjustment” (CVA), to reflect the counterparty risk in the determination of fair value and the Bank’s own credit risk, known as “Debit valuation adjustment” (DVA).

Certain embedded derivatives in other financial instruments are treated as separate derivatives when their risk and characteristics are not closely related to those of the main contract and if the contract in its entirety is not recorded at its fair value with its unrealized gains and losses included in income.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

(k)	Financial derivative contracts for accounting hedges:

The Bank has chosen to continue applying the hedge accounting requirements of IAS 39 when adopting IFRS 9.

At the moment of subscription of a derivative contract must be designated by the Bank as a derivative instrument for trading or hedging purposes.

If a derivative instrument is classified as a hedging instrument, it can be:

(1)	A hedge of the fair value of existing assets or liabilities or firm commitments, or;

(2)	A hedge of cash flows related to existing assets or liabilities or forecasted transactions.

A hedge relationship for accounting hedges purposes must comply with all of the following conditions:

(a)	at its inception, the hedge relationship has been formally documented;

(b)	it is expected that the hedge will be highly effective;

(c)	the effectiveness of the hedge can be measured in a reasonable manner; and

(d)	the hedge is highly effective with respect to the hedged risk on an ongoing basis and throughout the entire hedge relationship.

The Bank presents and measures individual hedges (where there is a specific identification of hedged item and hedged instruments) by classification, according to the following criteria:

Fair value hedges: Changes in the fair value of a derivative hedging instrument, designated as a fair value hedge, are recognized in income under the lines “Net interest income” and “Net indexation income” and/or “Foreign currency changes, UF indexation and accounting hedge”, depending on the type of risk covered. The hedged item is also presented at fair value in relation to the risk being hedged; gains or losses attributable to the hedged risk are recognized in income under the lines “Net interest income” and “Net income from UF indexation” and adjust the book value of the item subject to the hedge.

Cash flow hedge: Changes in the fair value of financial instruments derivative designated like “cash flow hedge” are recognised in “Cash flow accounting hedge” included in the Consolidated Other Comprehensive Income, to the extent that hedge is effective and hedge is reclassified to income in the item “Net interest income” and “Net income from UF indexation” and/or “Foreign currency changes, UF indexation and accounting hedge”, when hedged item affects the income of the Bank produced for the “interest rate risk” or “foreign exchange risk”, respectively. If the hedge is not effective, the changes in the fair value are recognized directly in the results of the year under the caption “Other financial result”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

If the hedged instruments does not comply with criteria of cash flow accounting hedges, it expires or is sold, it suspend or executed, this hedge must be discontinued prospectively. Accumulated gains or losses recognised previously in the equity are maintained there until projected transactions occur, in that moment will be registered in Consolidated Statement of Income (in the item “Net interest income” and “Net income from UF indexation” and/or “Foreign currency changes, UF indexation and accounting hedge”, depend of the hedge), lesser than it foresees that the transaction will not execute, in this case it will be registered immediately in Consolidated Statement of Income (in the item “Net interest income” and “Net income from UF indexation” and/or “Foreign currency changes, UF indexation and accounting hedge”, depend of the hedge).

(l)	Intangible Assets:

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of a legal transaction or are developed internally by the consolidated entities. They are assets whose cost can be estimated reliably and from which the consolidated entities have control and consider it probable that future economic benefits will be generated. Intangible assets are recorded initially at acquisition cost and are subsequently measured at cost less any accumulated amortization or any accumulated impairment losses.

Software or computer programs purchased by the Bank and its subsidiaries are accounted for at cost less accumulated amortization and impairment losses.

The subsequent expense in software assets is capitalized only when it increases the future economic benefit for the specific asset. All other expenses are recorded as an expense as incurred.

Amortization is recorded in income using the straight-line amortization method based on the estimated useful life of the software, from the date on which it is available for use. The estimated useful life of software is a maximum of 6 years.

(m)	Property and equipment:

Property and equipment includes the amount of land, real estate, furniture, computer equipment and other installations owned by the consolidated entities and which are for own use. These assets are stated at historical cost less depreciation and accumulated impairment. This cost includes expenses than have been directly attributed to the asset’s acquisition.

Depreciation is recognized in the Consolidated Statements of Income on a straight-line basis over the estimated useful lives of each part of an item of property and equipment.

The estimated average useful lives for the years 2022 and 2021 are as follows:

- Buildings	50 years
- Installations	10 years
- Equipment	5 years
- Supplies and accessories	5 years

Maintenance expenses relating to those assets held for own uses are recorded as expenses in the year in which they are incurred.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

(n)	Deferred taxes and income taxes:

The income tax provision of the Bank and its subsidiaries has been determined in conformity with current legal regulations.

The Bank and its subsidiaries recognize, when appropriate, deferred tax assets and liabilities for future estimates of tax effects attributable to temporary differences between the book and tax values of assets and liabilities. Deferred tax assets and liabilities are measured based on the tax rate expected to be applied, in accordance with current tax law, in the year that deferred tax assets are realized or liabilities are settled. The effects of future changes in tax legislation or tax rates are recognized in deferred taxes starting on the date of publication of the law approving such changes.

Deferred tax assets are recognized only when it is likely that future tax profits will be sufficient to recover deductions for temporary differences. According to instructions from the CMF, deferred taxes are presented in the Consolidated Statement of Financial Position according with IAS 12 “Income Tax”.

(o)	Assets received in lieu of payment:

Assets received or awarded in lieu of payment of loans and accounts receivable from customers are recorded, in the case of assets received in lieu of payment, at the price agreed by the parties, or otherwise, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction.

Assets received in lieu of payment are classified under “Non-current assets and disposal groups held for sale” and they are recorded at the lower of its carrying amount or net realizable value, less charge-off and presented net of a portfolio valuation allowance. The CMF requires regulatory charge-offs if the asset is not sold within a one year of foreclosure.

(p)	Investment properties:

Investments properties are real estate assets held to earn rental income or for capital appreciation or both, but are not held-for-sale in the ordinary course of business or used for administrative purposes. Investment properties are measured at cost, less accumulated depreciation and impairments and are presented under “Other Assets”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

(q)	Provisions, contingent assets and liabilities:

Provisions are liabilities involving uncertainty about their amount or maturity. They are recorded in the Consolidated Statement of Financial Position when the following requirements are jointly met:

(i)	a present obligation has arisen from a past event;

(ii)	as of the date of the Financial Statements it is probable that the Bank or its subsidiaries have to disburse resources to settle the obligation; and

(iii)	the amount of these resources can be reliably measured.

A contingent asset or liability is any right or obligation arising from past events whose existence will be confirmed by one or more uncertain future events which are not within the control of the Bank.

Contingent credits are understood as operations or commitments in which the Bank assumes a credit risk by committing itself to third parties, in the event of a future event, to make a payment or disbursement that must be recovered from its clients.

The following are classified as contingent credits in off-balance sheet information:

i.	Undrawn credit lines: Considers the unused amounts of lines of credit that allow customers to make use of credit without prior decisions by the bank.

ii.	Undrawn credit lines with immediate termination: Considers those undrawn credit lines, defined in the previous numeral, that the bank can unconditionally cancel at any time and without prior notice, or for which its automatic cancellation is contemplated in case of deterioration of the debtor’s solvency, as permitted by the current legal framework and the contractual conditions established between the parties.

iii.	Contingent credits linked to the CAE: Correspond to credit commitments granted in accordance with Law No. 20,027 (“CAE”).

iv.	Letters of credit for goods circulation operations: Considers the commitments that arise, both to the issuing bank and to the confirming bank, from self-settled commercial letters of credit with a maturity period of less than 1 year, arising from merchandise circulation operations (for example, confirmed foreign or documentary letters of credit). Includes documentary letters of credit issued by the Bank, which have not yet been negotiated.

v.	Debt purchase commitments in local currency abroad: Note issuance facility (NIF) and revolving underwriting facility (RUF) are considered.

vi.	Transactions related to contingent events: Guarantee bonds with promissory notes referred to in Chapter 8-11 of the Actualized Standards Compilation are considered.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

vii.	Warranty by endorsement and sureties: Includes warranty by endorsement, sureties and standby letters of credit referred to in Chapter 8-10 of the Actualized Standards Compilation. In addition, it includes the payment guarantees of buyers in factoring operations, as indicated in Chapter 8-38 of that Compilation.

viii.	Other credit commitments: It includes the unplaced amounts of committed credits, which must be disbursed on an agreed future date or processed when the contractually foreseen events occur with the client, as occurs in the case of irrevocable credit lines linked to the progress status of projects (in which for provisions purposes, both the gross exposure referred to in No. 3 and future increases in the amount of guarantees associated with committed disbursements must be considered).

Exposure to credit risk on contingent loans:

Until December 31, 2021, to calculate provisions on contingent loans, as indicated in Chapter B-3 of the Accounting Standards Compendium of the CMF, the amount of exposure was determined considering the percentage of the amounts of the contingent credits indicated below:

Type of contingent loan	Exposure
a) Warranty by endorsement and sureties	100%
b) Confirmed foreign letters of credit	20%
c) Issued letters of credit	20%
d) Guarantee deposits	50%
e) Undrawn credit lines	35%
f) Other loan commitments:
- College education loans Law No. 20,027	15%
- Others	100%
g) Other contingent loans	100%

Beginning January 1, 2022, to calculate contingent provisions, the exposure amount that must be equal to the percentage of contingent amounts indicated below:

Type of contingent credit	Credit Conversion Factor
Undrawn credit lines with immediate termination	10%
Contingent credits linked to the CAE	15%
Letters of credit for goods circulation operations	20%
Other undrawn credit lines	40%
Debt purchase commitments in local currency abroad	50%
Transactions related to contingent events	50%
Warranty by endorsement and sureties	100%
Other credit commitments	100%
Other contingent loans	100%

Notwithstanding, when dealing with transactions performed with customers with overdue loans as indicated in Chapter B-1 of the Compendium of Accounting Standards of the CMF, that exposure shall be equivalent to 100% of its contingent loans.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

(r)	Provisions for minimum dividends:

According with the Accounting Standards Compendium of the CMF, the Bank records within liabilities the portion of net income for the year that should be distributed to comply with the Corporations Law or its dividend policy. For these purposes, the Bank establishes a provision in a complementary equity account within retained earnings.

For purposes of calculating the provision of minimum dividends, the distributable net income is considered, which is defined as that which results from reducing or adding to the net income for the year, the correction of the value of the paid-in capital and reserves, due to the effects of the variation of the Consumer Price Index.

(s)	Employee benefits:

Employee benefits are all forms of consideration granted by an entity in exchange for services provided by employees or severance pay.

Short-term employee benefits are employee benefits (other than termination benefits) that are expected to be settled in full before twelve months after the end of the annual reporting period in which the employees have rendered the related services.

i)	Staff vacations

The annual costs of vacations and staff benefits are recognized on an accrual basis.

(ii)	Other short-term benefits

The entity contemplates for its employees an annual incentive plan for meeting objectives and individual contribution to the company’s results, which are eventually delivered, consisting of a certain number or portion of monthly salaries and are provisioned based on the estimated amount to be distributed.

Other long-term employee benefits are all employee benefits other than short-term employee benefits, post-employment benefits, and termination benefits.

(iii)	Employee benefits for termination of employment contract

The Bank has agreed with part of the staff the payment of compensation to those who have completed 30 or 35 years of permanence, in the event that they retired from the Institution. The proportional part accrued by those employees who will have access to exercise the right to this benefit and who at the end of the year have not yet acquired it has been incorporated into this obligation.

The obligations of this benefit plan are valued according to the projected credit unit method, including as variables the staff turnover rate, the expected salary growth and the probability of using this benefit, discounted at the current rate for long-term operations (6.49% as of September 30, 2022 and 5.70% as of December 31, 2021).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

The discount rate used corresponds to the rate of 10-year Bonds in pesos of the Central Bank of Chile (BCP).

Gains and losses arising from changes in actuarial variables are recognized in Other Comprehensive Income. There are no other additional costs that should be recognized by the Bank.

(t)	Earnings per share:

The basic earnings per share is determined by dividing the net income attributed to the Bank’s owners in a period and the weighted average number of shares outstanding during that period.

Diluted earnings per share are determined similarly to basic earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential dilutive effect of the options on shares, warrants and convertible debt. At the end of the periods ended September 30, 2022 and 2021 there are no concepts to adjust.

(u)	Interest revenue and expense and UF indexation:

Interest income and expenses and UF indexation are recognized in the Consolidated Statement of Income using the effective interest rate method. The effective interest rate is the rate which exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument (or a shorter period) where appropriate, to the carrying amount of the financial asset or financial liability. To calculate the effective interest rate, the Bank determines cash flows by taking into account all contractual conditions of the financial instrument, excluding future credit losses.

The effective interest rate calculation includes all fees and other amounts paid or received that form part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the purchase or issuance of a financial asset or liability.

In the case of the impaired portfolio and current loans with a high risk of irrecoverability of loans and accounts receivable from customers, the Bank has applied a conservative position of discontinuing the accrual of interest and UF indexation on an accrual basis in the Consolidated Statement of Income, when the credit or one of its installments has been 90 days default in its payment.

(v)	Commission income and expenses:

Revenue and expenses from fees are recognized in the Consolidated Income Statement using the criteria established in IFRS 15 “Revenue from contracts with customers”.

Under IFRS 15, revenues are recognized considering the terms of the contract with customers. Revenue is recognized when or as the performance obligation is satisfied by transferring the goods or services committed to the customer.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

Under IFRS 15, revenues are recognized using different criteria depending on their nature. The most significant are:

−	Those that correspond to a singular act, when the act that originates them takes place.

−	Those that originate in transactions or services that are extended over time, during the life of such transactions or services.

−	Commissions on loan commitments and other fees related to credit operations are deferred (together with the incremental costs directly related to the placement) and recognized as an adjustment to the effective interest rate of the placement. In the case of loan commitments, when there is no certainty of the date of effective placement, the commissions are recognized in the period of the commitment that originates it on a linear basis.

The fees registered by the Bank correspond mainly to:

−	Commissions for credit prepayment: These commissions are accrued at the time the credits are prepaid.

−	Commissions for lines of credit and overdrafts: These commissions are accrued in the period related to the granting of lines of credit and overdrafts in checking accounts.

−	Commissions for warranty by endorsement and letters of credit: These commissions are accrued in the period related to the granting by the bank of payment guarantees for real or contingent obligations of third parties.

−	Commissions for card services: Correspond to commissions accrued for the period, related to the use of credit cards, debit cards and other.

−	Commissions for account management: Includes commissions for the maintenance of current accounts and other deposit accounts.

−	Commissions for collections and payments: Includes commissions generated by the collection and payment services provided by the Bank.

−	Commissions for intermediation and management of securities: correspond to income from brokerage service, placements, administration and custody of securities.

−	Remuneration for administration of mutual funds, investment funds or others: corresponds to the commissions from the General Fund Administrator for the administration of third-party funds.

−	Remuneration for brokerage and insurance consulting services: Income from brokerage and insurance advice by the Bank or its subsidiaries is included.

−	Commissions for factoring operations services: Commissions for factoring operations services performed by the Bank are included.

−	Commissions for services of financial leasing operations: Commissions for services of financial leasing operations carried out by the Bank as lessor are included.

−	Commissions for financial consulting services: commissions for financial advisory services performed by the Bank and its subsidiary are included.

−	Other commissions earned: includes income generated from foreign currency exchange, issuance bank guarantees, issuance of bank check, use of distribution channels, agreement on the use of a brand and placement of financial products and cash transfers, and recognition of payments associated with commercial alliances, among others.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

Commission expenses include:

−	Commissions for card operations: commissions paid for credit and debit card operations are included.

−	Commissions for licensing the use of card brands

−	Expenses for obligations of loyalty and merits programs for card customers.

−	Commissions for operations with securities: commissions for deposit and custody of securities and brokerage of securities are included.

−	Other commissions for services received: Commissions are included for guarantees and endorsements of Bank obligations, for foreign trade operations, for correspondent banks in the country and abroad, for ATMs and electronic fund transfer services.

−	Commissions for compensation of large value payments: corresponds to commissions paid to entities such as ComBanc, CCLV Contraparte Central, etc.

(w)	Impairment of non-financial assets

The carrying amounts of the non-financial assets of the Bank and its subsidiaries, are reviewed throughout the year and especially at each reporting date, to determine if any indication of impairment exists. If such indication exists, the recoverable amount of the asset is then estimated.

Impairment losses recognized in prior years are assessed at each reporting date in search of any indication that the loss has decreased or disappeared. An impairment loss is reversed if there has been a change in the estimations used to determine the recoverable amount. An impairment loss is reverted only to the extent that the book value of the asset does not exceed the carrying. Impairment losses related to goodwill cannot be reversed in future years.

The Bank assesses at each reporting date and on an ongoing basis whether there is an indication that an asset may be impaired. If any indication exists, the Bank estimates the asset’s recoverable amount. An asset’s recoverable amount is the major value between fair value (less costs to sell) and its value in use. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated cash flows are discounted to their present value using a discount rate that reflects the current market assessments of the time value of money and risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, share prices and other available fair value indicators.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

(x)	Financial and operating leases:

(i)	The Bank acting as lessor

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases. When assets held are subject to a finance lease, the leased assets are derecognized and a receivable is recognized which is equal to the present value of the minimum lease payments, discounted at the interest rate implicit in the lease. Initial direct costs incurred in negotiating, and arranging a finance lease are incorporated into the receivable through the discount rate applied to the lease. Finance lease income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.

Assets leased to customers under agreements, which do not transfer substantially all the risks, and rewards of ownership are classified as operating leases.

The leased investment properties, under the operating lease modality, are included in the Consolidated Statement of Financial Position as “Other assets” and depreciation is determined on the book value of these assets, applying a proportion of the value in a systematic way on the economic use of the estimated useful life. Lease income is recognized on a straight-line basis over the lease term.

(ii)	The Bank acting as lessee

A contract is, or contains a lease, if one party has the right to control the use of an identified asset for a period of time in exchange for a regular payment.

On the start date of a lease, a right-to-use assets leased is determined at cost, which includes the amount of the initial measurement of the lease liability plus other disbursements made.

The amount of the lease liability is measured at the present value of future lease payments that have not been paid on that date, which are discounted using the Bank’s incremental financing interest rate.

The right-of-use asset is measured using the cost model, less accumulated depreciation and accumulated losses due to impairment of value, depreciation of the right-of-use asset, is recognized in the Consolidated Statements of Income based on the linear depreciation method from the start date and until the end of the lease term.

The monthly variation of the UF for the contracts established in said monetary unit should be treated as a new measurement, therefore the UF readjustment modifies the value of the lease liability, and in parallel, the amount of the right-of-use asset must be adjusted by this effect.

After the start date, the lease liability is measured by lowering the carrying amount to reflect the lease payments made and the modifications to the lease.

According to IFRS 16 “Leases” the Bank does not apply this rule to contracts whose duration is 12 months or less and those that contain an underlying asset of low value. In these cases, payments are recognized as a lease expense.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

(y)	Fiduciary activities:

The Bank provides trust and other fiduciary services that result in the holding or investing of assets on behalf of the clients. Assets held in a fiduciary capacity are not reported in the Consolidated Financial Statements, as they are not the assets of the Bank. Contingencies and commitments arising from this activity are disclosed in Note No. 29.

(z)	Customer loyalty program:

The Bank maintains a loyalty program to provide incentives to its customers, which allows to acquire goods and/or services, based on the exchange of prize points (“Dolares-Premio”), which are granted based on the purchases made with Bank’s credit cards and the compliance of certain conditions established in said program. A third party makes the consideration for the prizes. In accordance with IFRS 15, these associated benefit plans have the necessary provisions to meet the delivery of committed future performance obligations.

(aa)	Additional provisions:

In accordance to the CMF regulations, the banks have recorded additional allowances for its individually evaluated loan portfolio, taking into consideration the expected impairment of this portfolio. The calculation of this allowance is performed based on the Bank’s historical experience and considering possible future adverse macroeconomic conditions or circumstances that could affect a specific sector.

The provisions made in order to forestall the risk of macroeconomic fluctuations should anticipate situations reversal of expansionary economic cycles in the future, could translate into a worsening in the conditions of the economic environment and thus, function as a countercyclical mechanism accumulation of additional provisions when the scenario is favorable and release or assignment to specific provisions when environmental conditions deteriorate.

According to the above, additional provisions must always correspond to general provisions on commercial, consumer or mortgage loans, or segments identified, and in no case may be used to offset weaknesses of the models used by the Bank.

As of September 30, 2022, the balance of additional provisions amounts to Ch$685,252 million (Ch$540,252 million in December 2021), which are presented in the caption “Special Provisions for Credit Risk” of liabilities in the Consolidated Statement of Financial Position.

(ab)	Fair value measurement

“Fair value” is understood as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants in a principal (or more advantageous) market at the measurement date under current market conditions, independent whether that price is directly observable or estimated using another valuation technique. The most objective and usual reference of fair value is the price that would be paid in an active, transparent and deep market (“quoted price” or “market price”).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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2.	Summary of Significant Accounting Principles, continued:

When available, the Bank estimates the fair value of an instrument using quoted prices in an active market for that instrument. A market is considered active if quoted prices are readily and regularly available and represent actual and regularly occurring market transactions on an arm’s length basis.

If a market for a financial instrument is not active, the Bank establishes fair value using a valuation technique. These valuation techniques include the use of recent market transactions between knowledgeable, willing parties in an arm’s length transaction, if available, as well as references to the fair value of other instruments that are substantially the same, discounted cash flows and options pricing models.

The chosen valuation technique makes maximum use of information obtained in the market, using the least possible amount of data estimated by the Bank, incorporates all the factors that market participants would consider to establish the price, and will be consistent with generally accepted economic methodologies for calculating the price of financial instruments. The variables used by the valuation technique reasonably represent market expectations and reflect the return-risk factors inherent to the financial instrument. Periodically, the Bank calibrates the valuation techniques and tests it for validity using prices from observable current market transaction in the same instrument or based on available observable market information.

The best evidence of the fair value of a financial instrument at initial recognition is the transaction price (i.e. the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. However, when transaction price provides the best evidence of fair value at initial recognition, the financial instrument is initially measured at the transaction price and any difference between this price and the value initially obtained from a valuation model is subsequently recognized in incomes.

On the other hand, it should be noted that the Bank has financial assets and liabilities offset each other’s market risks, based on which average market prices are used as a basis for determining their fair value.

Then, the fair value estimates obtained from models are adjusted for any other factors, such as liquidity risk or model uncertainties; to the extent that the Bank believes that a third-party market participant would take them into account in pricing a transaction.

The Bank’s fair value disclosures are included in Note No. 44.

(ac)	Reclassifications:

As of September 30, 2022, there have been no significant reclassifications.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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3.	New Accounting Pronouncements Issued and Adopted, or Issued that have not yet been Adopted:

Standards approved and/or modified by the International Accounting Standards Board (IASB) and by the Commission for the Financial Market (CMF):

Standards and interpretations that have been adopted in these Interim Consolidated Financial Statements.

As of the date of issuance of these Interim Consolidated Financial Statements, the new accounting pronouncements issued by both the IASB and the CMF, which have been adopted by the Bank and its subsidiaries, are detailed below:

Accounting standards issued by IASB.

Limited Scope Amendments.

In May 2020, the IASB published a package of amendments of limited scope, whose changes clarify the wording or correct minor consequences, omissions or conflicts between the requirements of the Standards.

Among other modifications, it contains amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets, which specify the costs that an entity must include when evaluating whether a contract will cause losses, these costs include those that are directly related to the contract and may be incremental costs of fulfilling that contract, or an allocation of other costs that relate directly to the fulfillment of contracts.

These amendments are effective as of January 1, 2022. Banco de Chile and its subsidiaries had no impact on the Interim Consolidated Statements of Position as a result of the application of these amendments.

Annual Improvements to the IFRS Standards 2018-2020

On May 2020, the IASB issued the document “Annual Improvements to the IFRS Standards 2018-2020”, which contains amendments to the following International Financial Reporting Standards (IFRS):

IFRS 1 First-time Adoption of International Financial Reporting Standards - Affiliate as first time adopter: The amendment allows a subsidiary that applies paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported by its parent, based on the parent’s date of transition to IFRS.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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3.	New Accounting Pronouncements Issued and Adopted, or Issued that have not yet been Adopted, continued:

IFRS 9 Financial Instruments - The amendment clarifies what fees an entity includes when applying the “10 per cent” test in paragraph B3.3.6 of IFRS 9 when assessing whether a financial liability should be derecognized. An entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by the entity or the lender on behalf of the other.

IFRS 16 Leases - Leasing incentives: The amendment removes from Illustrative Example 13 the reimbursement of improvements to the lessor to resolve any possible confusion, which may arise, regarding the treatment of lease incentives.

The improvements to IFRS 1 and IFRS 9 are effective as of January 1, 2022, with early application permitted. The amendment to IFRS 16 only refers to an illustrative example, so it does not establish an effective date.

Banco de Chile and its subsidiaries had no impact on the Interim Consolidated Statements of Position as a result of the application of these amendments.

Accounting standards issued by CMF.

Circulars No. 2,243, No. 2,249 and No. 2,295 - Amends Compendium of Accounting Standards for Banks.

On December 20, 2019, the CMF published Circular No. 2,243, which updates the instructions of the Accounting Standards Compendium (CNC) for Banks.

The changes seek achieve greater convergence with IFRS, as well as an improvement in the quality of financial information, to contribute to the financial stability and transparency of the banking system.

In April 2020, the CMF issued Circular No. 2,249, which postponed the entry into force of the new CNCB to January 1, 2022, with a transition date of January 1, 2021.

Notwithstanding the foregoing, the change of criteria for the suspension of the recognition of interest income and UF indexation on an accrual basis according to the Chapter B-2 had to be adopted no later than January 1, 2022. By virtue of this standard, the Bank’s Management implemented in advance during 2021 the suspension of the recognition of interest and readjustments on an accrual basis after 90 days of delinquency. This implementation did not have a significant impact on the Consolidated Financial Statements, it should be noted that before the change, the suspension of the recognition of interest income and UF indexation occurred after 6 months of default.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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3.	New Accounting Pronouncements Issued and Adopted, or Issued that have not yet been Adopted, continued:

On October 7, 2021, the CMF issued Circular No. 2,295, which updates the Compendium of Accounting Standards for Banks (CNCB) that is in force from 2022 and introduces various adjustments to the files of the Information System Manual. In this way, the accounting information necessary to agree the Financial Statements with the full implementation of Basel III was incorporated, in addition to making some clarifications in its instructions, arising both from the internal analysis and from inquiries received from actors of the banking system. Likewise, this Circular added a term to implement the criterion for grouping debtors whose aggregate exposure must be measured jointly, established in literal i) of No. 3 of Chapter B-1, which was considered as of July 1, 2022.

As a result of the application of the new CNC instructions, the main equity effects measured as of January 1, 2022 corresponded to: the valuation of financial assets due to the adoption of IFRS 9 in replacement of IAS 39, provisions for contingent credits as a result of the modification of the Credit Conversion Factor (CCF) and deferred taxes associated with these modifications. The foregoing had an impact of an increase in equity for a net amount of Ch$70,508 million (see note No. 4 Accounting Changes).

Circular No. 2,297. On the control of the limit that banks must observe when granting financing to business groups.

On November 3, 2021, the new Chapter 12-16 “Limit of credits granted to business groups” was incorporated into the Updated Compilation of Regulations for banks (RAN by its Spanish initials), which establishes the scope and exceptions for the control of the credit limit granted to business groups referred to in the seventh subparagraph of article 84 No. 1 of the General Banking Law, together with the manner of making up the payrolls of the business groups and the entities that compose them for that purpose; as well as, the way of computing the credits granted to entities belonging to the same business group was defined, in order to determine their degree of credit concentration and compliance with the aforementioned limit. The new file D60 “Operations with entities belonging to the same business group” was incorporated into the Information System Manual (ISM), whose purpose is that the banks report monthly the information referring to the daily operations carried out with entities belonging to a same business group, in addition to identifying the groups to which they belong and the amounts owed.

The Bank has implemented this Circular, complying with the sending of the new regulatory file.

Circular No. 2,305. Amendment to the annex for the disclosure of Capital Adequacy Ratios of Chapter C-1 of the CNC.

On February 16, 2022, the CMF published this circular that modified Table No. 2 of Annex No. 6 of Chapter C-1 of the CNC, in which it is required to disclose in the quarterly and annual Consolidated Financial Statements a summary of capital adequacy ratios and regulatory compliance ratios according to Basel III.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

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3.	New Accounting Pronouncements Issued and Adopted, or Issued that have not yet been Adopted, continued:

The amendment introduced by the CMF seeks to provide information to assess whether the bank’s capital adequacy level meets the regulatory requirements at all levels of capital, as it is, for example, to determine the deficit of the capital buffers that defines the percentage of dividends that the bank can distribute by virtue of what is stated in Chapter 21-12 of the Updated Compilation of Regulations for banks. Additionally, the table disclose the level of compliance of the buffers in the Tier 1 Capital.

The adoption of these disclosures is included in these Interim Consolidated Financial Statements (see note No. 48).

Circular No. 2,307. Updates and modifies the administration regulations of the guarantee fund for small and medium-sized entrepreneurs.

On February 24, 2022, this circular was issued that relaxes the requirements and conditions for the delivery of financing with a FOGAPE guarantee and, at the same time, safeguards an adequate management of the credit risk of the institutions that avail themselves of said guarantees.

The new dispositions apply to future bids carried out by the Administrator of the Fund.

The adoption of this circular has no impact on these Interim Consolidated Financial Statements.

Circular No. 2,313. Amends Chapter B-1 “Provisions for credit risk” of the CNC

On April 27, this circular was issued that establishes the modifications to chapter B-1 CNC and Risk System for the implementation of the definition of business group, to be used in the calculation of aggregate exposure for the conformation of the group portfolio. The criterion for grouping debtors came into force on July 1, 2022.

The application of this amendment did not have significant impacts for the Bank.

Circulars issued in the process of implementing the Basel III standards

During the year 2022, the CMF has issued the following regulations related to the implementation of Basel III:

On March 30, 2022, through a press release, the CMF reported that its Board approved resolution No. 2,044 on the rating of systemically important banks and the additional requirements for them, assigning the Bank an additional Basic Capital charge with respect to the assets weighted by 1.25% risk.

The requirements derived from the first application of this standard may be gradually constituted. The initial charge was 0% in December 2021 and will increase by 25% each year until it reaches the regime in December 2025.

Circular No. 2,311. Amends Chapter 21-6 “Determination of assets weighted by credit risk” of the RAN. On April 4, 2022, this circular was issued that establishes the amendments to chapter 21-6 in order to establish the criteria that allow assigning a preferential treatment to the exposure with an international Central Counterparty Entity (CCP).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

3.	New Accounting Pronouncements Issued and Adopted, or Issued that have not yet been Adopted, continued:

Circular No. 2,312. On April 27, 2022, the CMF for the purpose of updating the regulations associated with the measurement of market risks, in accordance with the gradual repeal of the provisions established in Chapter III.B.2.2 of the Compendium of Financial Regulations of the Central Bank, modifies Chapters 1-13 “Classification of management and solvency” and 12-21 “Measurement and control of market risks” and defines the validity of the files associated with the measurement of market risk.

Circular No. 2,314. On June 6, 2022, the CMF adjusts the instructions established in Chapter 12-20 of the RAN, Tables 87 and 88 of the MSI and regulatory file C46, in consistency with the amendments made by the Central Bank of Chile to Chapter III.B.2.1 of the Compendium of Financial Regulations, with the aim of reducing the existing gaps with the latest update of the Basel III international standard on liquidity.

Circular No. 2,318. On August 12, 2022, the CMF incorporates the new files R13 and R14, which establish information requirements, with the aim of allowing the supervision of risks not contemplated in Pillar 1, particularly, the market risk of the banking book (MRBB) and credit concentration risk (CCR) and its monitoring in the process of transition to a state in regime.

Circular No. 2,319. On September 8, the CMF issued Circular No. 2,319, which incorporates adjustments to the files “Operational Risk-Weighted Assets” (R08), “Global consolidated supplementary information” (MC1), “Individual supplementary information” (MC2), “Complementary information branch abroad” (MC3) and “Complementary local consolidated information” (MC4), respectively, together with adjustments to Table 121 of the Information System Manual (MSI) related to the measurement and supervision of the loss component used in the computation of Operational Risk-Weighted Assets.

Letter to Management. On July 5, 2022, the CMF sent a Letter to Management in which it requests to review the proper application of IFRS 9 on the recognition of a value adjustment for expected credit losses for debt financial instruments, issued by the Central Bank of Chile and the General Treasury of the Republic, measured at amortized cost and fair value with changes in other comprehensive income. As of the date of issuance of these Consolidated Financial Statements, the Bank is evaluating the model used to determine the expected credit losses for said financial instruments and estimates that, if any modification is required, it will not have a significant impact.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

3.	New Accounting Pronouncements Issued and Adopted, or Issued that have not yet been Adopted, continued:

New Standards and interpretations that have been issued but their application date is not yet in force:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and the CMF that are not yet effective as of September 30, 2022:

Accounting standards issued by IASB.

IAS 28 Investments in Associates and Joint Venture and IFRS 10 Consolidated Financial Statements.

In September 2014, the IASB published this modification, which clarifies the scope of the profits and losses recognized in a transaction, that involves an associate or joint venture, and that this depends on whether the asset sold or contribution constitutes a business. Therefore, the IASB concluded that all gains or losses must be recognized against loss of control of a business.

Likewise, the gains or losses that result from the sale or contribution of a subsidiary that does not constitute a business (definition of IFRS 3) to an associate or joint venture must be recognized only to the extent of unrelated interests in the associate or joint venture.

During December 2015, the IASB agreed to set the effective date of this modification in the future, allowing its immediate application.

Banco de Chile and its subsidiaries will have no impact on the Consolidated Financial Statements as a result of the application of this amendment.

IAS 1 Presentation of Financial Statements and IFRS Practice Statement No. 2 Accounting Policy Disclosures.

In February 2021, the IASB published amendments to IAS 1 to require companies to disclose material information in order to improve the disclosures of their accounting policies and provide useful information to investors and other users of financial statements.

To help entities apply the amendments to IAS 1, the Board also amended IFRS Practice Statement No. 2 to illustrate how an entity can judge whether accounting policy information is material to its financial statements.

The amendments to IAS 1 will be effective for Financial Statement presentation periods beginning on or after January 1, 2023. Early application is allowed. If an entity applies those amendments to prior periods, it must disclose that fact.

The application of this amendment will not generate material impacts on the disclosure of accounting policies in the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

3.	New Accounting Pronouncements Issued and Adopted, or Issued that have not yet been Adopted, continued:

IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Definition of Accounting Estimate.

In February 2021, the IASB incorporated changes to the definition of accounting estimates contained in IAS 8, the amendments to IAS are intended to help entities distinguish changes in accounting estimates from changes in accounting policies.

The amendments to IAS 8 will be effective for Financial Statement presentation periods beginning on or after January 1, 2023. Early application is allowed.

The application of this amendment will not have an impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

IAS 12 Income Tax.

In May 2021, the IASB published amendments to IAS 12, to specify how companies should account for deferred taxes on transactions such as leases and decommissioning obligations.

IAS 12 Income Tax specifies how a company accounts for income tax, including deferred tax, which represents tax to be paid or recovered in the future. In certain circumstances, companies are exempt from recognizing deferred taxes when they first recognize assets or liabilities. Prior to the amendment, there was some uncertainty as to whether the exemption applied to transactions such as leases and decommissioning obligations, transactions for which companies recognize both an asset and a liability.

The amendments clarify that the exemption does not apply and that companies are required to recognize deferred taxes on such transactions. The purpose of the amendments is to reduce the differences in reporting deferred tax on leases and decommissioning obligations.

The amendments are effective for the presentation periods of the Financial Statements beginning on January 1, 2023, and early application is allowed.

The implementation of this amendment will not have a material impact on Banco de Chile and its subsidiaries.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

3.	New Accounting Pronouncements Issued and Adopted, or Issued that have not yet been Adopted, continued:

Accounting Standards issued by the CMF.

General Regulation (NCG by its Spanish initials) No. 484. Commissions in credit operations Law 18,010 and adjustments to current contracts.

On August 5, the CMF issued this General Regulation, which defines the criteria and conditions that must be met by the collections made to the debtor in a credit operation to be considered commission and not interest. By virtue of the above definitions, the CMF made modifications to RAN Chapters 2-2 on Bank Current Accounts and Checks, Chapter 8-1 on Overdraft in Bank Current Accounts, and NCGs No. 208 and No. 136.

The instructions established in this General Regulation are effective as of August 1, 2023.

The Bank is evaluating the impacts of adopting this new standard.

Other Regulations.

Law 21,420 modifies art. 2 No. 2 of DL 825 of 1974, on Sales and Services Tax (VAT).

On January 1, 2023, the legal modifications incorporated into the basic service taxable event defined in art. 2 No. 2 of DL No. 825 Law on Sales and Services Tax will come into effect. Said legal modification will imply a greater expense or a higher cost, since some contracted services are provided as of January 1, 2023, will go from not being affected to being taxed with VAT.

The Bank is evaluating the impacts of the adoption of this new Law, however, it estimates that it will not have a material impact.

4.	Accounting Changes:

The CMF through its Circular No. 2,243 dated December 20, 2019, subsequently supplemented by Circular No. 2,295 dated October 7, 2021, released the rules that update the instructions of the Compendium of Accounting Standards for Banks (CNC) effective as of January 1, 2022.

The main changes introduced to the CNC correspond to:

1)	Incorporation of new presentation formats for the Statements of Financial Position, Statements of Income, Statements of Changes in Equity and Statements of Cash Flows, as well as the incorporation and modification of some disclosures, among which stand out: note on financial assets at amortized cost and note on risk management and reporting, in order to better comply with the disclosure criteria contained in IFRS 7. In addition, the disclosures on related parties are aligned according to IAS 24.

2)	Incorporation of a Financial Report, prepared in accordance with IASB practice document No. 1, which will complement the information provided by the interim and annual financial statements.

3)	Changes in the accounting plan of Chapter C-3 of the CNC, both in the coding of accounts, as well as in their description. The foregoing corresponds to the detailed information of the formats for the Statement of Financial Position, Statement of Income and the Statement of Other Comprehensive Income.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

4.	Accounting Changes, continued:

4)	Changes in the presentation of financial instruments in the Statement of Financial Position and Statement of Income, when adopting IFRS 9 to replace IAS 39.

5)	Incorporation of IFRS 9 with the exception of Chapter 5.5 on impairment of loans classified as “financial assets at amortized cost”. This exception is mainly due to prudential criteria set by the CMF. These criteria have given rise, over time, to the establishment of standard models that banking institutions must apply to determine the impairment of the credit portfolio.

6)	Modification of the criteria for the suspension of the recognition of interest income and UF indexation on an accrual basis, for any credit that presents a delinquency equal to or greater than 90 days.

In accordance with the instructions of the CMF defined in Chapter E of the CNC, the implementation adjustments made in the transition financial statements must be treated as adjustments to a pro forma financial statement.

The reconciliations presented in sections 4.1 to 4.6 below show the quantification of the impacts of the transition to the new standards:

4.1 Reconciliation of equity as of January 1, 2021 and December 31, 2021:

	01/01/2021	31/12/2021
	MCh$	MCh$

Equity before regulatory changes	3,726,268	4,223,014

Financial assets at amortized cost	—	57,215

Modification of provision for automatic cancellation lines of credit	—	14,621

Fair value adjustment of investments in equity instruments	4,958	3,589

Deferred taxes on adjustments	(1,338)	(4,917)
Subtotal adjustments	3,620	70,508
Total adjusted equity	3,729,888	4,293,522

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

4.	Accounting Changes, continued:

4.2 Reconciliation of transition effects in the Consolidated Statement of Financial Position as of January 1, 2021.

Concept	01.01.2021 Previous CNC	Reclassification	Ref.	Adjustment	Ref.	01.01.2021 Current CNC
	MCh$	MCh$		MCh$		MCh$
ASSETS
Cash and due from banks	2,560,216	—		—		2,560,216
Transactions in the course of collection	582,308	(49,541)	a)	—		532,767
Financial assets held-for-trading	4,666,156	(4,666,156)	b)	—		—
Investment under resale agreements	76,407	(76,407)	c)	—		—
Financial assets held for trading at fair value through profit or loss:
Derivative financial instruments	2,618,004	(51,062)	d)	—		2,566,942
Debt financial instruments	—	4,264,251	b)	—		4,264,251
Others	—	401,905	b)	—		401,905
Financial assets available-for-sale	1,060,523	(1,060,523)	e)	—		—
Non-trading financial assets mandatorily measured at fair value through profit or loss	—	—		—		—
Financial assets at fair value through profit or loss	—	—		—		—
Financial assets at fair value through other comprehensive income:
Debt financial instruments	—	1,060,523	e)	—		1,060,523
Other financial instruments	—	—		—		—
Derivative financial instruments for hedging purposes	—	51,062	d)	—		51,062
Financial assets held-to-maturity	—	—		—		—
Financial assets at amortized cost:
Rights by resale agreements and securities lending	—	76,407	c)	—		76,407
Debt financial instruments	—	—		—		—
Loans and advances to Banks	2,938,991	—		—		2,938,991
Loans to customers - Commercial loans	17,169,744	(20,705)	g)	—		17,149,039
Loans to customers - Residential mortgage loans	9,354,890	—		—		9,354,890
Loans to customers - Consumer loans	3,665,424	—		—		3,665,424
Investments in other companies	44,649	—		4,958	d)	49,607
Intangible assets	60,701	—		—		60,701
Property and equipment	217,928	—		—		217,928
Right-of-use assets	118,829	—		—		118,829
Current tax assets	22,949	—		—		22,949
Deferred tax assets	357,945	—		(1,338)	d)	356,607
Other assets	579,467	63,913	a); g); h)	—		643,380
Non-current assets and disposal groups held for sale	—	6,333	h)	—		6,333
TOTAL ASSETS	46,095,131	—		3,620		46,098,751

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

4.	Accounting Changes, continued:

Concept	01.01.2021 Previous CNC	Reclassification	Ref.	Adjustment	Ref.	01.01.2021 Current CNC
	MCh$	MCh$		MCh$		MCh$
LIABILITIES
Transactions in the course of payment	1,302,000	(49,888)	a)	—		1,252,112
Financial liabilities held for trading at fair value through profit or loss:
Derivative financial instruments	2,841,756	(71,690)	d)	—		2,770,066
Other financial instruments	—	379	i)	—		379
Financial liabilities designated at fair value designated as at fair value through profit or loss	—	—		—		—
Derivative Financial Instruments for hedging purposes	—	71,690	d)	—		71,690
Obligations under repurchase agreements	288,917	(288,917)	i)	—		—
Financial liabilities at amortized cost:
Current accounts and other demand deposits	15,167,229	(303,668)	j)	—		14,863,561
Saving accounts and time deposits	8,899,541	(95,073)	k)	—		8,804,468
Obligations by repurchase agreements and securities lending	—	288,538	i)	—		288,538
Borrowings from financial institutions	3,669,753	—		—		3,669,753
Debt financial instruments issued	8,593,595	(886,407)	l)	—		7,707,188
Other financial obligations	191,713	(25,122)	m)	—		166,591
Lease liabilities	115,017	—		—		115,017
Financial instruments of regulatory capital issued	—	886,407	l)	—		886,407
Provisions	733,911	(733,911)	n)	—		—
Provisions for contingencies	—	141,938	n); o)	—		141,938
Provision for dividends, interests and reappraisal of financial instruments of regulatory capital issued	—	220,271	n)	—		220,271
Special provisions for credit risk	—	401,890	n)			401,890
Currents tax liabilities	311	—		—		311
Deferred tax liabilities	—	—		—		—
Other liabilities	565,120	443,563	a); j); k); m); o)	—		1,008,683
Liabilities included in disposal groups held for sale	—	—		—		—
TOTAL LIABILITIES	42,368,863	—		—		42,368,863

EQUITY
Capital	2,418,833	1,705	p)	—		2,420,538
Reserves	703,206	(1,155)	p); q)	(2,251)	a)	699,800
Accumulated other comprehensive income
Elements that are not reclassified in profit and loss	—	(550)	q)	3,620	d)	3,070
Elements that can be reclassified in profit and loss	(51,250)	—		2,251	a)	(48,999)
Retained earnings from previous periods	412,641	—		—		412,641
Income for the year	463,108	—		—		463,108
Less: Provision for dividends, interests and reappraisal of financial instruments of regulatory capital issued	(220,271)	—		—		(220,271)
Shareholders of the Bank:	3,726,267	—		3,620		3,729,887
Non-controlling interests	1	—		—		1
TOTAL EQUITY	3,726,268	—		3,620		3,729,888
TOTAL LIABILITIES AND EQUITY	46,095,131	—		3,620		46,098,751

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

4.	Accounting Changes, continued:

4.3 Reconciliation of transition effects in the Consolidated Statement of Financial Position as of December 31, 2021.

Concept	31.12.2021 Previous CNC	Reclassification	Ref.	Adjustment	Ref.	31.12.2021 Current CNC
	MCh$	MCh$		MCh$		MCh$
ASSETS
Cash and due from banks	3,713,734	—		—		3,713,734
Transactions in the course of collection	576,457	(89,757)	a)	—		486,700
Financial assets held-for-trading	3,876,695	(3,876,695)	b)	—		—
Investment under resale agreements	64,365	(64,365)	c)	—		—
Financial assets held for trading at fair value through profit or loss:
Derivative financial instruments	2,983,298	(277,802)	d)	—		2,705,496
Debt financial instruments	—	3,737,942	b)	—		3,737,942
Others	—	138,753	b)	—		138,753
Financial assets available-for-sale	3,054,809	(3,054,809)	e)	—		—
Non-trading financial assets mandatorily measured at fair value through profit or loss	—	—		—		—
Financial assets at fair value through profit or loss	—	—		—		—
Financial assets at fair value through other comprehensive income:
Debt financial instruments	—	3,054,809	e)	—		3,054,809
Other financial instruments	—	—		—		—
Derivative financial instruments for hedging purposes	—	277,802	d)	—		277,802
Financial assets held-to-maturity	782,529	(782,529)	f)	—		—
Financial assets at amortized cost:
Rights by resale agreements and securities lending	—	64,365	c)	—		64,365
Debt financial instruments	—	782,529	f)	57,215	c)	839,744
Loans and advances to Banks	1,529,313	—		—		1,529,313
Loans to customers - Commercial loans	19,243,758	(25,890)	g)	—		19,217,868
Loans to customers - Residential mortgage loans	10,315,921	—		—		10,315,921
Loans to customers - Consumer loans	3,978,079	—		—		3,978,079
Investments in other companies	49,168	—		3,589	d)	52,757
Intangible assets	72,532	—		—		72,532
Property and equipment	222,320	—		—		222,320
Right-of-use assets	100,188	—		—		100,188
Current tax assets	846	—		—		846
Deferred tax assets	439,194	—		(4,917)	a);b);d)	434,277
Other assets	699,233	96,228	a); g); h)	—		795,461
Non-current assets and disposal groups held for sale	—	19,419	h)	—		19,419
TOTAL ASSETS	51,702,439	—		55,887		51,758,326

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

4.	Accounting Changes, continued:

Concept	31.12.2021 Previous CNC	Reclassification	Ref.	Adjustment	Ref.	31.12.2021 Current CNC
	MCh$	MCh$		MCh$		MCh$
LIABILITIES
Transactions in the course of payment	460,490	(90,510)	a)	—		369,980
Financial liabilities held for trading at fair value through profit or loss:
Derivative financial instruments	2,773,199	(696)	d)	—		2,772,503
Other financial instruments	—	9,610	i)	—		9,610
Financial liabilities designated as at fair value through profit or loss	—	—		—		—
Derivative Financial Instruments for hedging purposes	—	696	d)	—		696
Obligations under repurchase agreements	95,009	(95,009)	i)	—		—
Financial liabilities at amortized cost:
Current accounts and other demand deposits	18,542,791	(292,910)	j)	—		18,249,881
Saving accounts and time deposits	9,140,006	(336,293)	k)	—		8,803,713
Obligations by repurchase agreements and securities lending	—	85,399	i)	—		85,399
Borrowings from financial institutions	4,861,865	—		—		4,861,865
Debt financial instruments issued	9,478,905	(917,510)	l)	—		8,561,395
Other financial obligations	274,618	(24,613)	m)	—		250,005
Lease liabilities	95,670	—		—		95,670
Financial instruments of regulatory capital issued	—	917,510	l)	—		917,510
Provisions	1,048,013	(1,048,013)	n)			—
Provisions for contingencies	—	143,858	n); o)	—		143,858
Provision for dividends, interests and reappraisal of financial instruments of regulatory capital issued	—	323,897	n)	—		323,897
Special provisions for credit risk	—	616,195	n)	(14,621)	b)	601,574
Currents tax liabilities	113,129	—		—		113,129
Deferred tax liabilities	—	—		—		—
Other liabilities	595,730	708,389	a); j); k); m); o)	—		1,304,119
Liabilities included in disposal groups held for sale	—	—		—		—
TOTAL LIABILITIES	47,479,425	—		(14,621)		47,464,804

EQUITY
Capital	2,418,833	1,705	p)	—		2,420,538
Reserves	703,604	(1,554)	p); q)	8,422	a); b)	710,472
Accumulated other comprehensive income
Elements that are not reclassified in profit and loss	—	(151)	q)	2,620	d)	2,469
Elements that can be reclassified in profit and loss	(23,927)	—		60,197	c)	36,270
Retained earnings from previous periods	655,478	—		—		655,478
Income for the year	792,922	—		(731)	a)	792,191
Less: Provision for dividends, interests and reappraisal of financial instruments of regulatory capital issued	(323,897)	—		—		(323,897)
Shareholders of the Bank:	4,223,013	—		70,508		4,293,521
Non-controlling interests	1	—		—		1
TOTAL EQUITY	4,223,014	—		70,508		4,293,522
TOTAL LIABILITIES AND EQUITY	51,702,439	—		55,887		51,758,326

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

4.	Accounting Changes, continued:

Reclassifications:

a)	From “Transactions in the course of collection” (asset) and “Transactions in the course of payment” (liability) to “Other Assets and Other Liabilities for intermediation of financial instruments”.

b)	From “Trading instruments” to “Financial assets to be traded at fair value through profit or loss”.

c)	From “Investment under resale agreements” to “Rights by resale agreements and securities lending”.

d)	The assets and liabilities “Derivative instruments” are separated into “Derivative financial instruments” and “Derivative Financial Instruments for hedging purposes”.

e)	From “Financial assets available-for-sale” to “Financial assets at fair value through other comprehensive income”.

f)	From “Financial assets held-to-maturity” to “Financial assets at amortized cost - Debt financial instruments”.

g)	Accounts receivable from customers under IFRS 15 were reclassified from “Loans to customers - Commercial loans” to “Other Assets”.

h)	Investment in Nexus S.A and assets received in lieu of payment were reclassified from “Other assets” to “Non-current assets and disposal groups held for sale”.

i)	Short sales of shares were reclassified from “Obligations under repurchase agreements” to “Obligations by repurchase agreements and securities lending” and to “Financial liabilities held for trading at fair value through profit or loss”.

j)	The payments received on loans to be settled were reclassified from “Current accounts and other demand deposits” to “Other liabilities”.

k)	Cash guarantees received for derivative financial operations were reclassified from “Saving accounts and time deposits” to “Other Liabilities”.

l)	Subordinated bonds were reclassified from “Debt financial instruments issued” to “Financial instruments of regulatory capital issued”.

m)	Suppliers of goods for leasing were reclassified from “Other financial obligations” to “Other liabilities”.

n)	“Provisions” were opened in “Provisions for contingencies”, “Provision for dividends, interests and reappraisal of financial instruments of regulatory capital issued” and “Special provisions for credit risk”.

o)	Loyalty program provision were reclassified from “Other Liabilities” to “Provisions for contingencies”.

p)	Share premium account were reclassified from “Reserves” to “Capital”.

q)	“Accumulated other comprehensive income” were opened in “Elements that are not reclassified in profit and loss” for employee benefits and “Elements that can be reclassified in profit and loss”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

4.	Accounting Changes, continued:

Adjustment:

a)	Net charge in equity for impairment of financial instruments at Fair Value through Other Comprehensive Income (FVOCI) for Ch$2,251 million net of taxes as of January 1, 2021 (Ch$2,982 million as of December 31, 2021), therefore, the impact on income for the year 2021 is Ch$731 million.

b)	Credit in equity for modification of the Credit Conversion Factor (FCC) for Ch$10,673 million net of taxes.

c)	Credit to equity for Ch$57,215 million due to the application of IFRS 9 when reclassifying financial instruments from “Financial assets at fair value through other comprehensive income” to “Financial assets at amortized cost”, carried out during 2021.

d)	Net credit in equity for Ch$3,620 million as of January 1, 2021 (Ch$2,620 million as of December 31, 2021) for adjustment to fair value of investments of the subsidiary Banchile Corredores de Bolsa S.A. in Bolsa de Comercio de Santiago S.A.

4.4 Reconciliation of the Summarized Interim Consolidated Income Statement for the period ended September 30, 2021.

	30/09/2021 Previous CNC	Reclassification	Ref.	Adjustment	Ref.	30/09/2021 Current CNC
	MCh$	MCh$		MCh$		MCh$

Interest and UF indexation revenue	1,044,518	(11,439)	a)	—		1,033,079
Income from commissions	341,205	10,161	a)	—		351,366
Other operating income	140,283	(25,168)	b) c) e)	—		115,115
Total operating income	1,526,006	(26,446)		—		1,499,560

Provisions for loan losses	(223,781)	223,781	c)	—		—
Credit loss expense	—	(213,504)	c) d)	(5,381)	a)	(218,885)
Operating expenses	(660,306)	13,321	b) d)	—		(646,985)
Operating income	641,919	(2,848)		(5,381)		633,690

Income attributable to associates	(2,848)	2,848	e)	—		—

Income before income tax	639,071	—		(5,381)		633,690

Income tax	(129,966)	—		1,453	a)	(128,513)

Net Income for the period	509,105	—		(3,928)		505,177

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

4.	Accounting Changes, continued:

4.5 Reconciliation of the Consolidated Interim Statement of Comprehensive Income (summarized) for the period ended September 30, 2021.

	30/09/2021 Previous CNC	Reclassification	Ref.	Adjustment	Ref.	30/09/2021 Current CNC
	MCh$	MCh$		MCh$		MCh$

Net Income for the period	509,105	—		(3,928)	a)	505,177

Other comprehensive income that will not be reclassified to income for the period	366	—		(916)	b)	(550)

Other comprehensive income that will be reclassified to profit for the period	32,035	—		3,928	a)	35,963

Consolidated comprehensive income for the period	541,506	—		(916)		540,590

The summary of the main reclassifications and accounting adjustments that were applied to the Interim Consolidated Income Statement and the Interim Statement of Other Comprehensive Income, consider the following:

Reclassifications:

a)	Commissions for prepayment of credits were reclassified from “Net income from interest and UF indexation” to “Net income from commissions”.

b)	Expenses for assets received in lieu of payment were reclassified from “Operating expenses” to “Other operating income”.

c)	From “Provisions for loan losses” to “Credit loss expense” and the foreign currency impact to “Other operating income”.

d)	Country risk provisions were reclassified from “Operating expenses” to “Credit loss expenses”.

e)	From “Income attributable to associates” to “Other operating income”.

Adjustment:

a)	Net charge to income and credit to OCI for impairment of financial instruments measured at fair value through other comprehensive income (FVOCI).

b)	Net credit in OCI for adjustment to fair value of investments of the subsidiary Banchile Corredores de Bolsa S.A. in Bolsa de Comercio de Santiago S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

4.	Accounting Changes, continued:

4.6 Reconciliation of the Summarized Interim Consolidated Cash Flow Statement for the period ended September 30, 2021.

	30/09/2021 Previous CNC	Reclassification	Ref.	Adjustment	Ref.	30/09/2021 Current CNC
	MCh$	MCh$		MCh$		MCh$
Cash flows from operating activities :
Profit for the period	509,105	—		(3,928)	a)	505,177
Charges (credits) to income (loss) that do not represent cash flows	141,507	241,902	a)	3,928	a)	387,337
Changes due to (increase) decrease in assets and liabilities affecting the operating flow	1,076,029	(1,565,556)	c)	—		(489,527)
Total cash flows provided by (used in) operating activities, net	1,726,641	(1,323,654)		—		402,987
Cash flows from (used in) investing activities, net	(2,837,511)	2,781,538	b) c)	—		(55,973)
Cash flows from (used in) financing activities, net	795,572	(1,455,595)	b) a)	—		(660,023)
Variation in cash and cash equivalents during the period	(315,298)	2,289		—		(313,009)

Exchange rate variation effect	226,682	—		—		226,682

Opening balance of cash and cash equivalent	6,088,115	347		—		6,088,462

Final balance of cash and cash equivalent	5,999,499	2,636		—		6,002,135

Reclassifications:

a)	From other debits (credits) that do not imply cash movements to net flows originated by financing activities.

b)	Reclassification from net flows originated by investment activities to net flows originated by financing activities for lease payments and to flows originated by operating activities for the net increase of debt financial instruments at fair value through OCI (previously classified as net increase in investment instruments available-for-sale).

c)	Reclassifications mainly of other financial obligations from flows originated by financing activities to flows originated by operating activities.

Adjustment:

a)	Net charge to income for impairment of financial instruments measured at fair value through other comprehensive income (FVOCI).

During the period ended September 30, 2022, there have been no other significant accounting changes that affect the presentation these Interim Consolidated Financial Statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

5.	Relevant Events:

(e)	On January 27, 2022, the Board of Directors of Banco de Chile agreed to convene an Ordinary Shareholders Meeting on March 17, 2022 in order to propose, among other matters, the following:

1.	The following distribution of profits for the year ended on December 31, 2021:

i.	Deduct and withhold from the net income of the year, an amount equivalent to the effect of inflation of the paid capital and reserves according to the variation of the Consumer Price Index that occurred between November 2020 and November 2021, amounting to Ch$253,093,655,744 which will be added to retained earnings from previous periods.

ii.	Distribute in the form of a dividend the remaining liquid profit, corresponding to a dividend of Ch$5.34393608948 to each of the 101,017,081,114 shares of the Bank.

Consequently, the distribution as dividend of 68.1% of the profits for the year ending December 31, 2021, was proposed.

2.	The shareholders who choose to, may at their option apply all or part of their dividend to the optional and transitory taxation regime that contemplates a substitute tax payment for the final taxes, called ISFUT (for its Spanish initials), in accordance with the transitory article 25 of Law No. 21,210.

3.	The dividend, if approved by the Meeting, would be paid on March 31, 2022.

(f)	On July 19, 2022, the Liquidation Commission of the subsidiary Banchile Securitizadora S.A. en Liquidación agreed to approve in all its parts the end of the liquidation process, the final account and the distribution of capital to its shareholders, according to its balance sheet as of June 30, 2022. This return of capital to each of the shareholders was materialized on July 29, 2022.

(g)	On September 30, 2022, as reported by an essential event dated November 30, 2021, Banco de Chile, together with the rest of the shareholder banks of the banking support company “Operadora de Tarjeta de Crédito Nexus S.A.” (hereinafter, “Nexus”) reached an agreement with Minsait Payments Systems Chile S.A. (a subsidiary of the Spanish company Indra Sistemas S.A.) for the sale of 100% of the shares they own in Nexus, subject to the fulfillment or waiver of various conditions precedent, among which was the authorization of the CMF for the sale of 100% of the shares of Nexus and that the transaction was approved by the National Economic Prosecutor (hereinafter, the “Transaction”).

Having fulfilled the conditions for the closing of the Transaction, on September 30, 2022, the closing of the same has been carried out and, consequently, Minsait Payments Systems Chile S.A. has acquired 100% of Nexus shares. As of that date, the price of the Transaction amounts to Ch$8,900,682,219, notwithstanding the price adjustments and additional payments provided for in the Nexus share purchase agreement, if the milestones and conditions established therein are met.

As a result of the foregoing, Minsait, Payments Systems Chile S.A. has taken control of Nexus and Banco de Chile together with the rest of the shareholder banks have ceased to be shareholders of Nexus.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

6.	Business Segments:

For management purposes, the Bank is organized into four segments, which are defined based on the types of products and services offered, and the type of client in which focuses as described below:

Retail:	This segment focuses on individuals and small and medium-sized companies (SMEs) with annual sales up to UF 70,000, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and Residential mortgage loans.

Wholesale:	This segment focused on corporate clients and large companies, whose annual revenue exceed UF 70,000, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury:	This segment includes the associated revenues to the management of the investment portfolio and the business of financial transactions and currency trading.

Transactions with customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general, among others.

Subsidiaries:	Corresponds to the businesses generated by the companies controlled by the Bank, which carry out activities complementary to the bank business. The companies that comprise this segment are:

-	Banchile Administradora General de Fondos S.A.

-	Banchile Asesoría Financiera S.A.

-	Banchile Corredores de Seguros Ltda.

-	Banchile Corredores de Bolsa S.A.

-	Banchile Securitizadora S.A. en Liquidación (*)

-	Socofin S.A.

(*) See Note No. 5, letter (b).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

6.	Business Segments, continued:

The financial information used to measure the performance of the Bank’s business segments is not comparable with similar information from other financial institutions because each institution relies on its own definitions. The accounting policies applied to the segments is the same as those described in the summary of accounting principles. The Bank obtains the majority of the results from: interest, indexation and commissions and financial operations and changes, discounting provisions for credit risk and operating expenses. Management is mainly based on these concepts to evaluate the performance of the segments and make decisions about the goals and allocations of resources of each unit. Although the results of the segments reconcile with those of the Bank at the total level, this is not necessarily the case in terms of the different concepts, given that management is measured and controlled individually and not on a consolidated basis, applying the following criteria:

•	The net interest margin of loans and deposits is obtained aggregating the net financial margins of each individual operation of credit and uptake made by the bank. For these purposes, the volume of each operation and its contribution margin are considered, which in turn corresponds to the difference between the effective rate of the customer and the internal transfer price established according to the term and currency of each operation. Additionally, the net margin includes the result of interest and indexation from the accounting hedges.

•	Provisions for credit risk are determined at the customer and counterparty level based on the characteristics of each of their operations. In the case of additional provisions, these are assigned to the different business segments based on the credit risk weighted assets that each segment has.

•	The capital and its financial impacts on outcome have been assigned to each segment based on the risk-weighted assets.

•	Operational expenses are reflected at the level of the different functional areas of the Bank. The allocation of expenses from functional areas to business segments is done using different allocation criteria, at the level of the different concepts and expense items.

Taxes are managed at a corporate level and are not allocated to business segments.

For the periods ended September 30, 2022 and 2021 there was no income from transactions with a customer or counterparty that accounted for 10% or more of the Bank’s total revenues.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

6.	Business Segments, continued:

The following table presents the income by segment for the periods ended between January 1, and September 30, 2022 and 2021 for each of the segments defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	September	September	September	September	September	September	September	September	September	September	September	September	September	September
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest income and UF indexation	1,108,690	740,056	617,362	293,716	(8,771)	(817)	(7,846)	87	1,709,435	1,033,042	78	37	1,709,513	1,033,079
Net commissions income	223,430	196,787	55,320	49,467	(1,702)	(1,639)	129,265	117,683	406,313	362,298	(11,134)	(10,932)	395,179	351,366
Profit (loss) of financial operations	333	562	16,988	18,802	29,750	102,791	19,981	7,401	67,052	129,556	(78)	(38)	66,974	129,518
Foreign currency changes, indexation and accounting hedge	11,716	9,947	25,275	18,590	54,393	(71,944)	20,065	14,334	111,449	(29,073)	—	—	111,449	(29,073)
Other income	13,701	11,601	6,970	7,575	—	—	2,501	2,155	23,172	21,331	(4,577)	(3,814)	18,595	17,517
Income attributable to investments in other companies	5,229	(4,571)	2,387	1,284	255	24	556	416	8,427	(2,847)	—	—	8,427	(2,847)
Total operating revenue	1,363,099	954,382	724,302	389,434	73,925	28,415	164,522	142,076	2,325,848	1,514,307	(15,711)	(14,747)	2,310,137	1,499,560
Expenses from salaries and employee benefits	(247,864)	(214,847)	(73,014)	(62,950)	(1,817)	(1,667)	(59,646)	(56,478)	(382,341)	(335,942)	14	13	(382,327)	(335,929)
Administrative expenses	(204,081)	(186,378)	(49,544)	(44,332)	(1,347)	(960)	(25,295)	(22,825)	(280,267)	(254,495)	14,865	14,613	(265,402)	(239,882)
Depreciation and amortization	(51,375)	(46,513)	(6,477)	(5,970)	(321)	(268)	(4,646)	(4,252)	(62,819)	(57,003)	—	—	(62,819)	(57,003)
Impairment of non-financial assets	(9)	(2)	(122)	—	—	—	71	344	(60)	342	—	—	(60)	342
Other operating expenses	(10,485)	(10,831)	(7,582)	(3,714)	—	(14)	(1,034)	(75)	(19,101)	(14,634)	832	121	(18,269)	(14,513)
Total operating expenses	(513,814)	(458,571)	(136,739)	(116,966)	(3,485)	(2,909)	(90,550)	(83,286)	(744,588)	(661,732)	15,711	14,747	(728,877)	(646,985)
Expenses for credit losses (*)	(217,303)	(151,080)	(86,793)	(62,424)	(7,653)	(5,381)	—	—	(311,749)	(218,885)	—	—	(311,749)	(218,885)
Income from operations	631,982	344,731	500,770	210,044	62,787	20,125	73,972	58,790	1,269,511	633,690	—	—	1,269,511	633,690
Income taxes													(206,686)	(128,513)
Income after income taxes													1,062,825	505,177

(*)	As of September 30, 2022, the retail and wholesale segments include additional provisions assigned based on their risk-weighted assets for Ch$73,907 million (Ch$83,643 million in 2021) and Ch$71,093 million (Ch$56,357 million in 2021), respectively.

The following table presents assets and liabilities of the periods ended September 30, 2022 and December 31, 2021 by each segment defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets	21,421,563	20,519,142	13,366,780	12,806,598	18,915,671	17,412,053	687,311	954,858	54,391,325	51,692,651	(174,769)	(369,448)	54,216,556	51,323,203
Current and deferred taxes													596,899	435,123
Total assets													54,813,455	51,758,326

Liabilities	17,300,493	16,779,925	10,128,772	10,530,749	22,228,880	19,640,221	643,729	770,228	50,301,874	47,721,123	(174,769)	(369,448)	50,127,105	47,351,675
Current and deferred taxes													677	113,129
Total liabilities													50,127,782	47,464,804

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

7.	Cash and Cash Equivalents:

The detail of the balances included under cash and cash equivalents as follows:

	September	December
	2022	2021
	MCh$	MCh$
Cash and due from banks:
Cash	1,090,569	1,073,601
Deposit in Chilean Central Bank (*)	395,103	1,545,472
Deposit in abroad Central Bank	—	—
Deposits in domestic banks	33,703	129,858
Deposits in abroad banks	1,337,943	964,803
Subtotal – Cash and due from banks	2,857,318	3,713,734

Net transactions in the course of settlement (**)	86,170	116,720
Others cash equivalents (***)	1,770,892	3,458,373
Total cash and cash equivalents	4,714,380	7,288,827

The detail of the balances included under net ongoing clearance operations is as follows:

	September	December
	2022	2021
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	106,649	123,051
Funds receivable	381,877	363,649
Subtotal - assets	488,526	486,700

Liabilities
Funds payable	(402,356)	(369,980)
Subtotal - liabilities	(402,356)	(369,980)
Net transactions in the course of settlement	86,170	116,720

(*)	The level of funds in cash and in the Central Bank of Chile responds to regulations on reserve requirements that the bank must maintain on average in monthly periods.

(**)	Ongoing clearance operations correspond to transactions in which only the settlement remains that will increase or decrease the funds in the Central Bank of Chile or in foreign banks, normally within 12 or 24 business hours.

(***)	Refers to financial instruments that meet the criteria to be considered as “cash equivalents” as defined by IAS 7, i.e., to qualify as “cash equivalents” investments in debt financial instruments must be: short-term with an original maturity of 90 days or less from the date of acquisition, highly liquid, readily convertible to known amounts of cash from the date of initial investment, and that the financial instruments are exposed to an insignificant risk of changes in their value.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

8.	Financial Assets Held for Trading at Fair Value through Profit or Loss:

The item detail is as follows:

	September	December
	2022	2021
	MCh$	MCh$

Financial derivative contracts	4,158,473	2,705,496
Debt Financial Instruments	2,183,448	3,737,942
Other financial instruments	5,274	138,753
Total	6,347,195	6,582,191

(a)	The Bank as of September 30, 2022 and December 31, 2021, maintains the following asset portfolio of derivative instruments:

	Notional amount of contract with final expiration date in
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Total		Fair Value Assets
	September	December	September	December	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Currency forward	—	—	4,151,835	3,576,287	2,526,235	2,684,713	4,344,887	4,847,747	916,495	782,755	38,309	70,262	19,393	18,758	11,997,154	11,980,522	903,092	742,545
Interest rate swap	—	—	880,707	653,112	1,195,290	2,158,595	6,363,706	4,953,398	5,537,320	6,053,885	3,779,226	3,627,267	5,239,093	5,350,526	22,995,342	22,796,783	1,810,793	825,525
Interest rate and cross currency swap	—	—	152,869	130,280	332,908	335,102	1,385,409	1,091,777	2,438,566	2,197,804	1,503,321	1,751,790	2,546,299	2,580,685	8,359,372	8,087,438	1,434,776	1,132,718
Call currency options	—	—	11,649	12,853	35,698	31,914	56,008	28,495	2,909	2,631	—	—	—	—	106,264	75,893	9,341	4,509
Put currency options	—	—	5,611	6,495	25,854	8,191	19,110	16,392	—	—	—	—	—	—	50,575	31,078	471	199
Total	—	—	5,202,671	4,379,027	4,115,985	5,218,515	12,169,120	10,937,809	8,895,290	9,037,075	5,320,856	5,449,319	7,804,785	7,949,969	43,508,707	42,971,714	4,158,473	2,705,496

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

8.	Financial Assets Held for Trading at Fair Value through Profit or Loss, continued:

b) The detail of the instruments designated as Debt Financial Instruments is the following:

	September	December
	2022	2021
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Debt financial instruments from the Central Bank of Chile	1,742,758	3,297,100
Bonds and Promissory notes from the General Treasury of the Republic	102,381	175,022
Other fiscal debt financial instruments	—	—

Other Instruments Issued in Chile
Debt financial instruments from other domestic banks	338,309	265,820
Bonds and trade effects from domestic companies	—	—
Other debt financial instruments issued in the country	—	—

Instruments Issued Abroad
Financial instruments from foreign governments or Central Banks	—	—
Financial debt instruments from foreign goverments and fiscal entities	—	—
Debt financial instruments from other foreign banks	—	—
Bonds and trade effects from foreign companies	—	—
Total	2,183,448	3,737,942

As of September 30, 2022 under instruments of the State and Central Bank of Chile are classified instruments sold under repurchase agreements to clients and financial institutions (there are no documents sold with a repurchase agreement as of December 31, 2021). Additionally, instruments are maintained under this item to comply with the technical reserve constitution requirements for an amount equivalent to Ch$3,288,800 million as of December 31, 2021.

Instruments sold under repurchase agreements to clients and financial institutions include other debt financial instruments issued in the country, by an amount of Ch$201,012 million as of September 30, 2022 (Ch$84,969 million in December 2021). The repurchase agreements have an average maturity of 5 days at the end of the 2022 period (12 days in December 2021).

Additionally, the Bank has investments in own-issued letters of credit for an amount equivalent to Ch$3,056 million as of September 30, 2022 (Ch$3,832 million in December 2021), which are presented as a reduction of the liability item “Debt Financial Instruments Issued”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

8.	Financial Assets Held for Trading at Fair Value through Profit or Loss, continued:

c) The detail of other financial instruments is as follows:

	September	December
	2022	2021
	MCh$	MCh$
Mutual fund investments
Funds managed by related companies	2	125,145
Funds managed by third-party	—	—

Equity instruments
Domestic equity instruments	2,580	3,062
Foreign equity instruments		—

Loans originated and acquired by the entity
Loans and advances to banks	—	—
Commercial loans	—	—
Residential mortgage loans	—	—
Consumer loans	—	—
Others	2,692	10,546
Total	5,274	138,753

9.	Non-trading Financial Assets mandatorily measured at Fair Value through Profit or Loss:

As of September 30, 2022 and December 31, 2021, the Bank does not hold any non-trading financial assets mandatorily measured at fair value through profit or loss.

10.	Financial Assets and Liabilities designated as at Fair Value through Profit or Loss:

As of September 30, 2022 and December 31, 2021, the Bank does not hold financial assets and liabilities designated as at fair value through profit or loss.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

11.	Financial Assets at Fair Value through Other Comprehensive Income:

The item detail is as follows:

	September	December
	2022	2021
	MCh$	MCh$

Debt Financial Instruments	3,662,443	3,054,809
Other financial instruments	—	—
Total	3,662,443	3,054,809

(a)	As of September 30, 2022 and December 31, 2021, the detail of debt financial instruments is as follows:

	September	December
	2022	2021
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Debt financial instruments from the Central Bank of Chile	—	102
Bonds and Promissory notes from the General Treasury of the Republic	2,178,244	2,480,423
Other fiscal debt financial instruments	5,551	8,325

Other Instruments Issued in Chile
Debt financial instruments from other domestic banks	1,304,315	538,486
Bonds and trade effects from domestic companies	31,876	27,473
Other debt financial instruments issued in the country	—	—

Instruments Issued Abroad
Financial instruments from foreign Central Banks	—	—
Financial instruments from foreign governments and fiscal entities	—	—
Debt financial instruments from other foreing banks	142,457	—
Bonds and trade effects from foreign companies	—	—
Other debt financial instruments issued abroad	—	—
Total	3,662,443	3,054,809

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

11.	Financial Assets at Fair Value through Other Comprehensive Income, continued:

Instruments of the Government and the Central Bank of Chile include instruments sold under repurchase agreements to clients and financial institutions for an amount of Ch$716 million in September, 2022 (Ch$351 million in December 2021). The repurchase agreements have an average maturity of 4 days in September 2022 (4 days in December 2021). As part of the FCIC program, instruments delivered as collateral are included for an approximate amount of Ch$255,860 million as of September 30, 2022 (Ch$456,057 million as of December 31, 2021). Additionally, under this item, instruments are maintained to comply with the requirements for the constitution of a technical reserve for an amount equivalent to Ch$2,336,780 million as of December 31, 2021.

Under the same item, instruments that guarantee margins for cleared derivatives transactions are classified through Comder Contraparte Central S.A. for an amount of Ch$44,279 million as of September, 2022 (Ch$33,599 million as of December 31, 2021).

Under Instruments of Other National Institutions are classified instruments delivered as collateral as part of FCIC program for an approximate amount of Ch$513,172 as of September 30, 2022 (Ch$185,417 million as of December 31, 2021).

As of September 30, 2022 the accumulated credit impairment for debt instruments at fair value through other comprehensive income was Ch$11,186 million (Ch$4,085 million as of December 31, 2021).

a.1) The credit rating of the issuers of debt instruments as of September 30, 2022 and December 31, 2021 is as follows:

	September 2022				December 2021
	Phase 1	Phase 2	Phase 3	Total	Phase 1	Phase 2	Phase 3	Total
	Individual	Individual	Individual	Individual	Individual	Individual	Individual	Individual
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debt instruments
Investment grade	3,662,443	—	—	3,662,443	3,054,795	14	—	3,054,809
No investment grade	—	—	—	—	—	—	—	—
No rating	—	—	—	—	—	—	—	—
Total	3,662,443	—	—	3,662,443	3,054,795	14	—	3,054,809

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

11.	Financial Assets at Fair Value through Other Comprehensive Income, continued:

a.2) The analysis of changes in fair value and expected losses of debt instruments measured at fair value is as follows:

	Phase 1 Individual		Phase 2 Individual		Phase 3 Individual		Total
	Fair value	Impairment	Fair value	Impairment	Fair value	Impairment	Fair value	Impairment
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2021	1,060,307	3,078	216	6	—	—	1,060,523	3,084
Net change in balance	2,045,246	1,005	(276)	(10)	—	—	2,044,970	995
Change in fair value	(51,656)	—	(60)	—	—	—	(51,716)	—
Transfer to Phase 1	—		—	—	—	—	—	—
Transfer to Phase 2	(134)	(4)	134	4	—	—	—	—
Transfer to Phase 3	—	—	—	—	—	—	—	—
Impact due to transfer between phases	—	—	—	—	—	—	—	—
Net impact due to impairment	—	—	—	—	—	—	—	—
Foreign Exchange adjustments	1,032	6	—	—	—	—	1,032	6
Balance as of December 31, 2021	3,054,795	4,085	14	—	—	—	3,054,809	4,085

Balance as of January 1, 2022	3,054,795	4,085	14	—	—	—	3,054,809	4,085
Net change in balance	602,530	7,101	(14)	—	—	—	602,516	7,101
Change in fair value	5,118	—	—	—	—	—	5,118	—
Transfer to Phase 1	—	—	—	—	—	—	—	—
Transfer to Phase 2	—	—	—	—	—	—	—	—
Transfer to Phase 3	—	—	—	—	—	—	—	—
Impact due to transfer between phases	—	—	—	—	—	—	—	—
Net impact due to impairment	—	—	—	—	—	—	—	—
Balance as of September 30, 2022	3,662,443	11,186	—	—	—	—	3,662,443	11,186

(b)	Realized and unrealized gains and losses:

As of September 30, 2022, the portfolio of debt financial instruments includes an accumulated unrealized loss of Ch$42,690 millones (accumulated unrealized loss of Ch$47,808 million in December 2021), recorded as an equity valuation adjustment.

Gross realized gains and losses on the sale of debt financial instruments, as of September 30, 2022 and 2021 are reported under “Net Financial income (expense)” (See Note No. 33). The changes in realized gains and losses at the end of both periods are the following:

	September	September
	2022	2021
	MCh$	MCh$

Unrealized (losses) gains	(52,783)	(107,018)
Realized losses (gains) reclassified to income	57,901	(4,692)
Subtotal	5,118	(111,710)
Income tax on other comprehensive income	2,796	2,904
Net effect in equity	7,914	(108,806)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

12.	Derivative Financial Instruments for hedging purposes:

(a.1) As of September 30, 2022 and December 31, 2021, the Bank has the following asset portfolio of financial derivative instruments for accounting hedging purposes:

Notional amount of contract with final expiration date in
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Total		Fair value Assets
	September	December	September	December	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivatives held for fair value hedges
Currency forward	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Interest rate swap	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Interest rate swap and cross currency swap	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Call currency options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put currency options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Cash flow hedge derivatives
Currency forward	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Interest rate swap	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Interest rate swap and cross currency swap	—	—	—	—	—	—	64,081	35,706	292,845	322,894	72,323	108,759	1,025,089	895,312	1,454,338	1,362,671	168,146	277,802
Call currency options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put currency options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	64,081	35,706	292,845	322,894	72,323	108,759	1,025,089	895,312	1,454,338	1,362,671	168,146	277,802
Total	—	—	—	—	—	—	64,081	35,706	292,845	322,894	72,323	108,759	1,025,089	895,312	1,454,338	1,362,671	168,146	277,802

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

12.	Derivative Financial Instruments for hedging purposes, continued:

(a.2) As of September 30, 2022 and December 31, 2021, the Bank has the following debt portfolio of financial derivative instruments for accounting hedging purposes:

	Notional amount of contract with final expiration date in
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Total		Fair value Liabilities
	September	December	September	December	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivatives held for fair value hedges
Currency forward	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Interest rate swap	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Interest rate swap and cross currency swap	—	—	—	—	—	—	—	1,788	—	—	—	—	—	—	—	1,788	—	608
Call currency options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put currency options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	1,788	—	—	—	—	—	—	—	1,788	—	608

Cash flow hedge derivatives
Currency forward	—	—	—	—	—	3,099	—	—	—	—	—	—	—	—	—	3,099	—	88
Interest rate swap	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Interest rate swap and cross currency swap	—	—	—	—	—	—	—	—	—	—	173,927	—	326,812	—	500,739	—	28,930	—
Call currency options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put currency options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	3,099	—	—	—	—	173,927	—	326,812	—	500,739	3,099	28,930	88
Total	—	—	—	—	—	3,099	—	1,788	—	—	173,927	—	326,812	—	500,739	4,887	28,930	696

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

12.	Derivative Financial Instruments for hedging purposes, continued:

(b)	Fair value Hedges:

The Bank uses cross-currency swaps to hedge its exposure to changes in the fair value of the hedged elements of loans. The aforementioned hedge instruments change the effective cost of long-term assets from a fixed interest rate to a floating rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a detail of the hedged elements and instruments under fair value hedges as of September 30, 2022 and December 31, 2021:

	September	December
	2022	2021
	MCh$	MCh$
Hedge element
Commercial loans	—	1,788
Corporate bonds	—	—

Hedge instrument
Cross currency swap	—	1,788
Interest rate swap	—	—

(c)	Cash flow Hedges:

(c.1)	The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates and foreign exchange of foreign banks obligations and bonds issued abroad in US Dollars, Hong Kong dollars, Swiss Franc, Japanese Yens, Peruvian Sol, Australian Dollars, Euros and Norwegian kroner. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts used to hedge the risk from variability of the Unidad de Fomento (“CLF”) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment impact the item “Interest Revenue” of the Income Financial Statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

12.	Derivative Financial Instruments for hedging purposes, continued:

(c)	Cash flow Hedges, continued:

(c.2)	Below are the cash flows from bonds issued abroad objects of this hedge and the cash flows of the asset part of the derivative instrument:

	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	September	December	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge element
Outflows:
Corporate Bond EUR	—	—	—	—	(741)	—	(858)	(1,626)	(3,198)	(3,252)	(47,060)	(47,854)	(54,588)	(56,380)	(106,445)	(109,112)
Corporate Bond HKD	—	—	(7,522)	—	—	—	(96,904)	(15,897)	(30,309)	(105,828)	(96,833)	(91,271)	(348,836)	(309,896)	(580,404)	(522,892)
Corporate Bond PEN	—	—	—	—	—	(841)	(6,921)	(841)	(11,338)	(3,366)	(12,884)	(3,366)	(181,358)	(43,383)	(212,501)	(51,797)
Corporate Bond CHF	—	—	—	(64)	(1,013)	—	(404)	(958)	(263,222)	(249,008)	(128,861)	(764)	—	(121,521)	(393,500)	(372,315)
Corporate Bond USD	—	—	(1,032)	—	(7,248)	—	(8,280)	(1,814)	(33,120)	(3,629)	(33,120)	(3,629)	(601,641)	(46,260)	(684,441)	(55,332)
Obligation USD	—	—	—	—	(206)	—	(205)	(427)	(68,084)	(60,047)	—	—	—	—	(68,495)	(60,474)
Corporate Bond JPY	—	—	—	—	(844)	(130)	(1,079)	(39,208)	(3,845)	(4,249)	(3,845)	(4,249)	(217,970)	(242,020)	(227,583)	(289,856)
Corporate Bond AUD	—	—	—	—	(1,781)	(1,220)	(4,277)	(4,794)	(11,600)	(12,024)	(9,805)	(12,023)	(265,377)	(264,901)	(292,840)	(294,962)
Corporate Bond NOK	—	—	—	—	(2,437)	—	—	(2,646)	(4,874)	(5,292)	(4,874)	(5,292)	(74,159)	(80,515)	(86,344)	(93,745)

Hedge instrument
Inflows:
Cross Currency Swap EUR	—	—	—	—	741	—	858	1,626	3,198	3,252	47,060	47,854	54,588	56,380	106,445	109,112
Cross Currency Swap HKD	—	—	7,522	—	—	—	96,904	15,897	30,309	105,828	96,833	91,271	348,836	309,896	580,404	522,892
Cross Currency Swap PEN	—	—	—	—	—	841	6,921	841	11,338	3,366	12,884	3,366	181,358	43,383	212,501	51,797
Cross Currency Swap CHF	—	—	—	64	1,013	—	404	958	263,222	249,008	128,861	764	—	121,521	393,500	372,315
Cross Currency Swap USD	—	—	1,032	—	7,248	—	8,280	1,814	33,120	3,629	33,120	3,629	601,641	46,260	684,441	55,332
Cross Currency Swap USD	—	—	—	—	206	—	205	427	68,084	60,047	—	—	—	—	68,495	60,474
Cross Currency Swap JPY	—	—	—	—	844	130	1,079	39,208	3,845	4,249	3,845	4,249	217,970	242,020	227,583	289,856
Cross Currency Swap AUD	—	—	—	—	1,781	1,220	4,277	4,794	11,600	12,024	9,805	12,023	265,377	264,901	292,840	294,962
Cross Currency Swap NOK	—	—	—	—	2,437	—	—	2,646	4,874	5,292	4,874	5,292	74,159	80,515	86,344	93,745

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

12.	Derivative Financial Instruments for hedging purposes, continued:

(c)	Cash flow Hedges, continued:

(c.2)	Below are the cash flows from underlying assets and the cash flows of the liability part of the derivative instrument:

	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	September	December	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Inflows:
Cash flows in CLF	—	—	5,006	537	10,459	4,031	88,031	59,853	363,038	370,886	424,695	144,432	1,365,624	968,900	2,256,853	1,548,639

Hedge instrument
Outflows:
Cross Currency Swap HKD	—	—	(4,173)	(171)	—	—	(70,685)	(9,630)	(17,341)	(75,575)	(206,883)	(79,358)	(112,982)	(214,067)	(412,064)	(378,801)
Cross Currency Swap PEN	—	—	—	—	—	(51)	(1,498)	(52)	(2,999)	(207)	(2,995)	(206)	(113,211)	(33,974)	(120,703)	(34,490)
Cross Currency Swap JPY	—	—	—	—	(1,953)	(341)	(2,677)	(40,029)	(9,272)	(8,388)	(9,259)	(8,376)	(276,284)	(252,362)	(299,445)	(309,496)
Cross Currency Swap USD	—	—	(386)	—	(4,983)	—	(5,343)	(1,104)	(82,832)	(57,936)	(20,536)	(1,402)	(518,443)	(39,368)	(632,523)	(99,810)
Cross Currency Swap CHF	—	—	—	(366)	(2,313)	—	(4,730)	(5,281)	(241,076)	(220,166)	(129,651)	(4,387)	—	(115,104)	(377,770)	(345,304)
Cross Currency Swap EUR	—	—	(447)	—	(676)	—	(1,120)	(2,028)	(4,499)	(4,070)	(50,355)	(46,165)	(52,215)	(47,638)	(109,312)	(99,901)
Cross Currency Swap AUD	—	—	—	—	(163)	(540)	(1,614)	(1,064)	(3,547)	(3,212)	(3,546)	(3,208)	(216,292)	(197,125)	(225,162)	(205,149)
Cross Currency Swap NOK	—	—	—	—	(371)	—	(364)	(665)	(1,472)	(1,332)	(1,470)	(1,330)	(76,197)	(69,262)	(79,874)	(72,589)
Forward UF	—	—	—	—	—	(3,099)	—	—	—	—	—	—	—	—	—	(3,099)

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

12.	Derivative Financial Instruments for hedging purposes, continued:

(c)	Cash flow Hedges, continued:

With respect to CLF assets hedged; these are revalued monthly according to the variation of the UF, which is equivalent to monthly reinvest the assets until maturity of the relationship hedging.

(c.3)	The unrealized results generated during the period 2022 by those derivative contracts that conform the hedging instruments in this cash flow hedging strategy, have been recorded with charge to equity amounting to Ch$119,933 million (credit to equity of Ch$198,321 million in September 2021). The net effect of taxes charge to equity amounts to Ch$87,551 million (credit to equity of Ch$144,775 million during the period September 2021).

The accumulated balance for this concept as of September 30, 2022 corresponds to a charge in equity amounted to Ch$8,239 million (credit to equity of Ch$111,694 million as of December 2021).

(c.4)	The effect of the cash flow hedging derivatives that offset the result of the hedged instruments corresponds to a charge to income of Ch$17,292 million during the period 2022 (credit to results for Ch$87,893 million during the period September 2021).

(c.5)	As of September 30, 2022 and 2021, it not exist inefficiency in cash flow hedge, because both, hedge item and hedge instruments, are mirrors of each other, it means that all variation of value attributable to rate and revaluation components are netted totally.

(c.6)	As of September 30, 2022 and 2021, the Bank does not have hedges of net investments in foreign business.

13.	Financial assets at amortized cost:

The item detail is as follows:

	September	Dicember
	2022	2021
	MCh$	MCh$

Rights by resale agreements and securities lending	44,488	64,365
Debt financial instruments	885,951	839,744
Loans and advances to Banks	3,111,269	1,529,313
Loans to customers:
Commercial loans	20,211,364	19,634,756
Residential mortgage loans	11,164,422	10,346,652
Consumer loans	4,709,681	4,248,709
Provisions established for credit risk:
Commercial loans provisions	(424,919)	(416,888)
Mortgage loans provisions	(27,503)	(30,731)
Consumer loans provisions	(309,334)	(270,630)
Total	39,365,419	35,945,290

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

13.	Financial assets at amortized cost, continued:

(a)	Rights arising from resale agreements:

The Bank provides financing to its customers through resale agreements and securities lending, in which the financial instrument serves as collateral. As of September 30, 2022 and December 31, 2021, the detail is as follows:

	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	September	December	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Central Bank promissory notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by the Chilean Government and Central Bank of Chile	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other Financial Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	—	—	29,962	37,763	9,072	14,013	5,454	12,589	—	—	—	—	—	—	44,488	64,365
Subtotal	—	—	29,962	37,763	9,072	14,013	5,454	12,589	—	—	—	—	—	—	44,488	64,365
Financial Instruments issued by foreign institutions
Instruments from foreign governments or Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments from foreign	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	—	—	29,962	37,763	9,072	14,013	5,454	12,589	—	—	—	—	—	—	44,488	64,365

Purchased Instruments:

The Bank and its subsidiaries have received financial instruments that they can sell or give as collateral in case the owner of these instruments enters into default or in bankruptcy. As of September 30, 2022, the fair value of the instruments received amounts to Ch$42,298 million (Ch$65,531 million in December 2021).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

13.	Financial assets at amortized cost, continued:

(b)	Debt financial instruments:

At the end of each period, the balances presented under this item are as follows:

	September	December
	2022	2021
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Debt financial instruments from the Central Bank of Chile	—	—
Bonds and promissory notes from the General Treasury of the Republic	885,951	839,744
Other fiscal debt financial instruments	—	—

Other Finacial Instruments issued in Chile
Debt financial instruments from other domestic banks	—	—
Bonds and trade effects from domestic companies	—	—
Other debt financial instruments issued in the country	—	—

Financial Instruments issued Abroad
Debt financial instruments from foreign Central Banks	—	—
Debt financial instruments from foreign governments and fiscal entities	—	—
Debt financial instruments from other foreing banks	—	—
Bonds and trade effects from foreign companies	—	—
Other debt financial instruments issued abroad	—	—

Accumulated Impairment Value of Financial Assets at Amortized Cost Debt Financial Instruments
Financial assets with no significant increase in credit risk since initial recognition (phase 1)	—	—
Financial assets with a significant increase in credit risk since initial recognition, but without credit impairment (phase 2)	—	—
Financial assets with credit impairment (phase 3)	—	—
Total	885,951	839,744

Under Instruments of the Government and the Central Bank of Chile, instruments are classified pledged as collateral as part of the FCIC program are included for an approximate amount of Ch$578,050 million as of September 30, 2022 (Ch$456,057 million as of December 31, 2021).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

13.	Financial assets at amortized cost, continued:

(c)	Loans and advances to Banks: At the end of each period, the balances presented under this item are as follows:

	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio		Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio		Net
	Individual	Individual	Individual		Individual	Individual	Individual		Financial
As of September 30, 2022	Evaluation	Evaluation	Evaluation	Total	Evaluation	Evaluation	Evaluation	Total	Asset
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Domestic Banks
Interbank loans of liquidity	—	—	—	—	—	—	—	—	—
Interbank loans commercial	—	—	—	—	—	—	—	—	—
Current accounts overdrafts	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	—	—	—	—	—	—	—	—	—
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—
Credits with third countries	—	—	—	—	—	—	—	—	—
Non-transferable deposits in domestic banks	—	—	—	—	—	—	—	—	—
Other debts with domestic banks	—	—	—	—	—	—	—	—	—
Foreign Banks
Interbank loans of liquidity	—	—	—	—	—	—	—	—	—
Interbank loans commercial	211,169	—	—	211,169	(462)	—	—	(462)	210,707
Current accounts overdrafts	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	99,411	—	—	99,411	(163)	—	—	(163)	99,248
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—
Credits with third countries	497	—	—	497	—	—	—	—	497
Current account deposits with foreign banks for derivatives transactions	—	—	—	—	—	—	—	—	—
Other non-transferable deposits with foreign banks	—	—	—	—	—	—	—	—	—
Other debts with foreign banks	—	—	—	—	—	—	—	—	—
Subtotal Domestic Bank and Foreign	311,077	—	—	311,077	(625)	—	—	(625)	310,452
Central Bank of Chile
Current account deposits for derivative transactions with a counterparty	—	—	—	—	—	—	—	—	—
Other deposits not available	2,800,817	—	—	2,800,817	—	—	—	—	2,800,817
Other receivables	—	—	—	—	—	—	—	—	—
Foreign Central Banks
Current account deposits for derivatives transactions	—	—	—	—	—	—	—	—	—
Other deposits not available	—	—	—	—	—	—	—	—	—
Other receivables	—	—	—	—	—	—	—	—	—
Subtotal Central Bank of Chile and Foreign Central Banks	2,800,817	—	—	2,800,817	—	—	—	—	2,800,817
Total	3,111,894	—	—	3,111,894	(625)	—	—	(625)	3,111,269

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

13.	Financial assets at amortized cost, continued:

(c)	Loans and advances to Banks, continued:

	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non- Complying Portfolio		Normal Portfolio	Substandard Portfolio	Non- Complying Portfolio		Net
	Individual	Individual	Individual		Individual	Individual	Individual		Financial
As of December 31, 2021	Evaluation	Evaluation	Evaluation	Total	Evaluation	Evaluation	Evaluation	Total	Asset
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Domestic Banks
Interbank loans of liquidity	160,018	—	—	160,018	(58)	—	—	(58)	159,960
Interbank loans commercial	—	—	—	—	—	—	—	—	—
Current accounts overdrafts	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	—	—	—	—	—	—	—	—	—
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—
Credits with third countries	—	—	—	—	—	—	—	—	—
Non-transferable deposits in domestic banks	—	—	—	—	—	—	—	—	—
Other debts with foreign banks	—	—	—	—	—	—	—	—	—
Foreign Banks
Interbank loans of liquidity	—	—	—	—	—	—	—	—	—
Interbank loans commercial	158,308	—	—	158,308	(347)	—	—	(347)	157,961
Current accounts overdrafts	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	121,008	—	—	121,008	(114)	—	—	(114)	120,894
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—
Credits with third countries	498	—	—	498	—	—	—	—	498
Current account deposits with foreign banks for derivatives transactions	—	—	—	—	—	—	—	—	—
Other non-transferable deposits with foreign banks	—	—	—	—	—	—	—	—	—
Other debts with foreign banks	—	—	—	—	—	—	—	—	—
Subtotal Domestic Bank and Foreign	439,832	—	—	439,832	(519)	—	—	(519)	439,313
Central Bank of Chile
Current account deposits for derivative transactions with a counterparty	—	—	—	—	—	—	—	—	—
Other deposits not available	1,090,000	—	—	1,090,000	—	—	—	—	1,090,000
Other receivables	—	—	—	—	—	—	—	—	—
Foreign Central Banks	—	—	—	—	—	—	—	—	—
Current account deposits for derivatives transactions	—	—	—	—	—	—	—	—	—
Other deposits not available	—	—	—	—	—	—	—	—	—
Other receivables	—	—	—	—	—	—	—	—	—
Subtotal Central Bank of Chile and Foreign Central Banks	1,090,000	—	—	1,090,000	—	—	—	—	1,090,000
Total	1,529,832	—	—	1,529,832	(519)	—	—	(519)	1,529,313

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

13.	Financial assets at amortized cost, continued:

(d)	Loans to Customers: At the end of each period, the balances presented under this item are as follows:

	Assets before allowances						Allowances established
	Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Deductible Warranties		Net
Loans to Customers	Evaluation		Evaluation	Evaluation			Evaluation		Evaluation	Evaluation			Fogape		Financial
As of September 30, 2022	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Sub Total	Covid-19	Total	Asset
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	11,229,533	3,991,315	243,975	132,402	267,521	15,864,746	(100,294)	(37,085)	(19,638)	(51,158)	(87,008)	(295,183)	(32,438)	(327,621)	15,537,125
Chilean exports foreign trade loans	836,998	4,223	6,526	8,347	710	856,804	(21,986)	(140)	(283)	(4,871)	(338)	(27,618)	—	(27,618)	829,186
Accrediting foreign trade loans negotiated in terms of Chilean imports	2,699	—	—	—	—	2,699	(120)	—	—	—	—	(120)	—	(120)	2,579
Chilean imports foreign trade loans	789,998	49,826	7,925	3,984	1,808	853,541	(24,362)	(1,369)	(416)	(2,213)	(1,002)	(29,362)	—	(29,362)	824,179
Current account debtors	97,712	85,327	6,050	1,303	1,053	191,445	(2,408)	(2,023)	(687)	(664)	(516)	(6,298)	—	(6,298)	185,147
Credit card debtors	18,302	56,676	706	496	4,271	80,451	(749)	(1,673)	(119)	(291)	(2,320)	(5,152)	—	(5,152)	75,299
Factoring transactions	510,169	31,045	3,934	187	77	545,412	(8,850)	(819)	(344)	(121)	(28)	(10,162)	—	(10,162)	535,250
Commercial lease transactions (1)	1,382,908	280,917	49,517	10,667	8,441	1,732,450	(2,521)	(3,477)	(86)	(2,318)	(1,209)	(9,611)	(1,167)	(10,778)	1,721,672
Student loans	—	57,257	—	—	2,763	60,020	—	(2,647)	—	—	(1,952)	(4,599)	—	(4,599)	55,421
Other loans and accounts receivable	7,157	9,408	267	5,676	1,288	23,796	(231)	(4)	(41)	(2,516)	(417)	(3,209)	—	(3,209)	20,587
Subtotal	14,875,476	4,565,994	318,900	163,062	287,932	20,211,364	(161,521)	(49,237)	(21,614)	(64,152)	(94,790)	(391,314)	(33,605)	(424,919)	19,786,445
Residential mortgage loans
Letters of credit	—	4,210	—	—	183	4,393	—	(3)	—	—	(9)	(12)	—	(12)	4,381
Endorsable mortgage loans	—	14,969	—	—	377	15,346	—	(13)	—	—	(28)	(41)	—	(41)	15,305
Loans with mutual funds financed by mortgage bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other residential lending	—	10,803,352	—	—	179,661	10,983,013	—	(12,961)	—	—	(12,949)	(25,910)	—	(25,910)	10,957,103
Residential lease transactions (1)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other loans and accounts receivable	—	155,763	—	—	5,907	161,670	—	(596)	—	—	(944)	(1,540)	—	(1,540)	160,130
Subtotal	—	10,978,294	—	—	186,128	11,164,422	—	(13,573)	—	—	(13,930)	(27,503)	—	(27,503)	11,136,919
Consumer loans
Consumer loans in installments	—	2,901,631	—	—	172,943	3,074,574	—	(137,375)	—	—	(108,503)	(245,878)	—	(245,878)	2,828,696
Current account debtors	—	227,870	—	—	3,141	231,011	—	(8,462)	—	—	(1,571)	(10,033)	—	(10,033)	220,978
Credit card debtors	—	1,375,663	—	—	26,899	1,402,562	—	(35,645)	—	—	(16,788)	(52,433)	—	(52,433)	1,350,129
Consumer lease transactions (1)	—	510	—	—	—	510	—	(5)	—	—	—	(5)	—	(5)	505
Other loans and accounts receivable	—	16	—	—	1,008	1,024	—	(5)	—	—	(980)	(985)	—	(985)	39
Subtotal	—	4,505,690	—	—	203,991	4,709,681	—	(181,492)	—	—	(127,842)	(309,334)	—	(309,334)	4,400,347
Total	14,875,476	20,049,978	318,900	163,062	678,051	36,085,467	(161,521)	(244,302)	(21,614)	(64,152)	(236,562)	(728,151)	(33,605)	(761,756)	35,323,711

(1)	In this item, the Bank finances its clients the acquisition of movable and immovable property through financial lease agreements. As of September 30, 2022 Ch$883,468 million correspond to finance leases on immovable property and Ch$849,492 million correspond to finance leases on movable property.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

13.	Financial assets at amortized cost, continued:

(d)	Loans to Customers, continued:

	Assets before allowances						Allowances established
	Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Deductible Warranties		Net
Loans to Customers	Evaluation		Evaluation	Evaluation			Evaluation		Evaluation	Evaluation			Fogape		Financial
As of December 31, 2021	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Sub Total	Covid-19	Total	Asset
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	11,228,744	4,230,007	140,134	126,750	252,100	15,977,735	(99,681)	(42,951)	(4,994)	(55,238)	(78,173)	(281,037)	(47,196)	(328,233)	15,649,502
Chilean exports foreign trade loans	696,471	5,622	3,991	11,890	1,035	719,009	(16,382)	(149)	(96)	(5,799)	(528)	(22,954)	—	(22,954)	696,055
Accrediting foreign trade loans negotiated in terms of Chilean imports	2,950	—	—	—	—	2,950	(128)	—	—	—	—	(128)	—	(128)	2,822
Chilean imports foreign trade loans	494,706	45,839	3,264	3,750	1,728	549,287	(18,219)	(1,146)	(230)	(1,808)	(958)	(22,361)	—	(22,361)	526,926
Current account debtors	69,300	69,301	3,521	832	1,056	144,010	(1,638)	(1,653)	(231)	(418)	(444)	(4,384)	—	(4,384)	139,626
Credit card debtors	12,443	45,972	498	417	3,262	62,592	(510)	(1,283)	(84)	(259)	(1,773)	(3,909)	—	(3,909)	58,683
Factoring transactions	446,556	36,272	2,924	411	93	486,256	(9,051)	(924)	(415)	(265)	(33)	(10,688)	—	(10,688)	475,568
Commercial lease transactions (1)	1,275,806	275,147	43,174	10,124	7,812	1,612,063	(2,917)	(1,842)	(53)	(2,439)	(2,977)	(10,228)	(1,338)	(11,566)	1,600,497
Student loans	—	55,346	—	—	2,602	57,948	—	(2,555)	—	—	(1,754)	(4,309)	—	(4,309)	53,639
Other loans and accounts receivable	5,569	6,808	159	8,788	1,582	22,906	(178)	(9)	(18)	(7,451)	(700)	(8,356)	—	(8,356)	14,550
Subtotal	14,232,545	4,770,314	197,665	162,962	271,270	19,634,756	(148,704)	(52,512)	(6,121)	(73,677)	(87,340)	(368,354)	(48,534)	(416,888)	19,217,868
Residential mortgage loans
Letters of credit	—	5,722	—	—	334	6,056	—	(4)	—	—	(15)	(19)	—	(19)	6,037
Endorsable mortgage loans	—	16,941	—	—	842	17,783	—	(9)	—	—	(48)	(57)	—	(57)	17,726
Loans with mutual funds financed by mortgage bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other residential lending	—	9,896,877	—	—	273,164	10,170,041	—	(9,049)	—	—	(19,591)	(28,640)	—	(28,640)	10,141,401
Residential lease transactions (1)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other loans and accounts receivable	—	142,754	—	—	10,018	152,772	—	(450)	—	—	(1,565)	(2,015)	—	(2,015)	150,757
Subtotal	—	10,062,294	—	—	284,358	10,346,652	—	(9,512)	—	—	(21,219)	(30,731)	—	(30,731)	10,315,921
Consumer loans
Consumer loans in installments	—	2,684,317	—	—	190,964	2,875,281	—	(112,005)	—	—	(115,100)	(227,105)	—	(227,105)	2,648,176
Current account debtors	—	168,993	—	—	3,630	172,623	—	(5,422)	—	—	(1,324)	(6,746)	—	(6,746)	165,877
Credit card debtors	—	1,179,592	—	—	19,534	1,199,126	—	(25,195)	—	—	(10,443)	(35,638)	—	(35,638)	1,163,488
Consumer lease transactions (1)	—	510	—	—	—	510	—	(10)	—	—	—	(10)	—	(10)	500
Other loans and accounts receivable	—	6	—	—	1,163	1,169	—	(2)	—	—	(1,129)	(1,131)	—	(1,131)	38
Subtotal	—	4,033,418	—	—	215,291	4,248,709	—	(142,634)	—	—	(127,996)	(270,630)	—	(270,630)	3,978,079
Total	14,232,545	18,866,026	197,665	162,962	770,919	34,230,117	(148,704)	(204,658)	(6,121)	(73,677)	(236,555)	(669,715)	(48,534)	(718,249)	33,511,868

(1)	In this item, the Bank finances its clients the acquisition of movable and immovable property through financial lease agreements. As of December 31, 2021 Ch$810,611 million correspond to finance leases on movable property and Ch$801,962 million correspond to finance leases on movable property.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

13.	Financial assets at amortized cost, continued:

(e)	Contingent loan: At the close of each reporting period, the contingent credit risk exposure is as follows;

	Outstanding exposure before provisions						Provisions established						Net exposure
	Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			for credit risk of
	Evaluation		Evaluation	Evaluation			Evaluation		Evaluation	Evaluation			contingent
As of September 30, 2022	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Total	loans
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Warranty by endorsement and sureties	526,063	601	8,154	54	—	534,872	(4,161)	(8)	(3,365)	(22)	—	(7,556)	527,316
Letters of credit for goods circulation operations	678,518	746	—	—	—	679,264	(1,208)	(3)	—	—	—	(1,211)	678,053
Commitments to purchase local currency debt abroad	—	—	—	—	—	—	—	—	—	—	—	—	—
Contingent event transactions	2,278,831	50,825	111,181	2,348	270	2,443,455	(26,320)	(511)	(9,246)	(854)	(132)	(37,063)	2,406,392
Undrawn credit lines with immediate termination	1,237,767	8,399,359	4,576	660	16,022	9,658,384	(2,067)	(4,156)	(60)	(400)	(8,294)	(14,977)	9,643,407
Undrawn credit lines	—	—	—	—	—	—	—	—	—	—	—	—	—
Credits for Higher Education Law No. 20,027 (CAE)	—	—	—	—	—	—	—	—	—	—	—	—	—
Other irrevocable loan commitments	—	—	—	—	—	—	—	—	—	—	—	—	—
Other contingent loans	53,358	—	—	—	—	53,358	(29)	—	—	—	—	(29)	53,329
Total	4,774,537	8,451,531	123,911	3,062	16,292	13,369,333	(33,785)	(4,678)	(12,671)	(1,276)	(8,426)	(60,836)	13,308,497

	Outstanding exposure before provisions						Provisions established						Net exposure
	Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			for credit risk of
	Evaluation		Evaluation	Evaluation			Evaluation		Evaluation	Evaluation			contingent
As of December 31, 2021	Individual	Group	Individual	Individual		Total	Individual	Group	Individual	Individual	Group	Total	loans
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Warranty by endorsement and sureties	431,932	567	7,170	—	—	439,669	(3,720)	(8)	(3,015)	—	—	(6,743)	432,926
Letters of credit for goods circulation operations	448,300	1,604	120	—	—	450,024	(1,577)	(6)	(2)	—	—	(1,585)	448,439
Commitments to purchase local currency debt abroad	—	—	—	—	—	—	—	—	—	—	—	—	—
Contingent event transactions	2,290,721	45,447	28,697	1,728	361	2,366,954	(27,541)	(470)	(1,223)	(871)	(198)	(30,303)	2,336,651
Undrawn credit lines with immediate termination	1,311,852	7,310,486	4,421	719	23,715	8,651,193	(1,921)	(3,887)	(57)	(409)	(9,055)	(15,329)	8,635,864
Undrawn credit lines	—	—	—	—	—	—	—	—	—	—	—	—	—
Credits for Higher Education Law No. 20,027 (CAE)	—	—	—	—	—	—	—	—	—	—	—	—	—
Other irrevocable loan commitments	—	—	—	—	—	—	—	—	—	—	—	—	—
Other contingent loans	78,951	—	—	—	—	78,951	(26)	—	—	—	—	(26)	78,925
Total	4,561,756	7,358,104	40,408	2,447	24,076	11,986,791	(34,785)	(4,371)	(4,297)	(1,280)	(9,253)	(53,986)	11,932,805

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

13.	Financial assets at amortized cost, continued:

(f)	Provisions:

Summary of changes in due from banks provisions constituted by credit risk portfolio in the period:

Changes in provisions constituted by portfolio in the period
Individual Evaluation
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total
	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
Balance as of January 1, 2022	519	—	—	519
Allowances established/ released:		—	—
Change in measurement without portfolio reclassification during the period:	(55)	—	—	(55)
Change in measurement without portfolio reclassification from the beginning to the end of the period (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	—	—	—	—
Transfer from Normal individual to Non-Complying individual	—	—	—	—
Transfer from Substandard to Non-Complying individual	—	—	—	—
Transfer from Substandard to Normal individual	—	—	—	—
Transfer from Non-Complying individual to Substandard	—	—	—	—
Transfer from Non-Complying individual to Normal individual	—	—	—	—
New assets originated	1,230	—	—	1,230
New credits for conversion of contingent to loan	—	—	—	—
New assets purchased	—	—	—	—
Sales or transfers of credits	—	—	—	—
Payment of credit	(1,133)	—	—	(1,133)
Provisions for write-offs	—	—	—	—
Recovery of written-off loans	—	—	—	—
Foreign exchange adjustments	64	—	—	64
Other changes in allowances	—	—	—	—
Balance as of September 30, 2022	625	—	—	625

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

13.	Financial assets at amortized cost, continued:

(f)	Provisions, continued:

Changes in provisions constituted by portfolio in the period
Individual Evaluation
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total
	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
Balance as of January 1, 2021	665	—	—	665
Allowances established/ released:		—	—
Change in measurement without portfolio reclassification during the period:	(11)	—	—	(11)
Change in measurement without portfolio reclassification from the beginning to the end of the period (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	—	—	—	—
Transfer from Normal individual to Non-Complying individual	—	—	—	—
Transfer from Substandard to Non-Complying individual	—	—	—	—
Transfer from Substandard to Normal individual	—	—	—	—
Transfer from Non-Complying individual to Substandard	—	—	—	—
Transfer from Non-Complying individual to Normal individual	—	—	—	—
New assets originated	807	—	—	807
New credits for conversion of contingent to loan	—	—	—	—
New assets purchased	—	—	—	—
Sales or transfers of credits	—	—	—	—
Payment of credit	(1,004)	—	—	(1,004)
Provisions for write-offs	—	—	—	—
Recovery of written-off loans	—	—	—	—
Foreign exchange adjustments	60	—	—	60
Other changes in allowances	—	—	—	—
Balance as of September 30, 2021	517	—	—	517
Balance as of December 31, 2021	519	—	—	519

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

13.	Financial assets at amortized cost, continued:

(f)	Provisions, continued:

Summary of changes in commercial loan provisions constituted by credit risk portfolio in the period;

	Changes in provisions constituted by portfolio in the period
	Normal Portfolio			Substandard Portfolio				Deductible Warranties
	Evaluation		Substandard	Evaluation		Sub total		FOGAPE
	Group	Individual	Portfolio	Group	Individual	Group	Individual	Covid-19	Total
Commercial loans	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2022	52,512	148,704	6,121	87,340	73,677	139,852	228,502	48,534	416,888
Provisions established/ released:
Change in measurement without portfolio reclassification during the period:	15,205	22,562	1,970	15,821	18,005	31,026	42,537	—	73,563
Change in measurement without portfolio reclassification from the beginning to the end of the period (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	—	(2,602)	18,011	—	—	—	15,409	—	15,409
Transfer from Normal individual to Non-Complying individual	—	(398)	—	—	3,133	—	2,735	—	2,735
Transfer from Substandard to Non-Complying individual	—	—	(1,664)	—	5,395	—	3,731	—	3,731
Transfer from Substandard to Normal individual	—	746	(585)	—	—	—	161	—	161
Transfer from Non-Complying individual to Substandard	—	—	32	—	(208)	—	(176)	—	(176)
Transfer from Non-Complying individual to Normal individual	—	1	—	—	—	—	1	—	1
Transfer from Normal group to Non-Complying group	(11,894)	—	—	25,124	—	13,230	—	—	13,230
Transfer from Non-Complying group to Normal group	1,474	—	—	(7,874)	—	(6,400)	—	—	(6,400)
Transfer from Individual (normal, substandard, non-complying) to Group (normal, non-complying)	—	—	—	—	—	—	—	—	—
Transfer from Group (normal, non-complying) to Individual (normal, substandard, non-complying)	(2,005)	2,382	335	(226)	73	(2,231)	2,790	—	559
New assets originated	20,048	124,273	4,838	8,855	14,378	28,903	143,489	20	172,412
New credits for conversion of contingent to loan	4,149	6,187	759	327	292	4,476	7,238	—	11,714
New assets purchased	—	—	—	—	—	—	—	—	—
Sales or transfers of credits	—	—	—	—	—	—	—	—	—
Payment of credit	(30,694)	(148,277)	(8,303)	(23,596)	(41,133)	(54,290)	(197,713)	(14,949)	(266,952)
Provisions for write-offs	(4)	—	—	(11,118)	(12,723)	(11,122)	(12,723)	—	(23,845)
Recovery of written-off loans	209	—	—	—	—	209	—	—	209
Changes to models and assumptions	—	—	—	—	—	—	—	—	—
Foreign exchange adjustments	237	7,943	100	137	3,263	374	11,306	—	11,680
Other changes in allowances	—	—	—	—	—	—	—	—	—
Balance as of September 30, 2022	49,237	161,521	21,614	94,790	64,152	144,027	247,287	33,605	424,919

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

13.	Financial assets at amortized cost, continued:

(f)	Provisions, continued:

	Changes in provisions constituted by portfolio in the period
	Normal Portfolio			Substandard Portfolio				Deductible Warranties
	Evaluation		Substandard	Evaluation		Sub total		FOGAPE
	Group	Individual	Portfolio	Group	Individual	Group	Individual	Covid-19	Total
Commercial loans	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2021	62,256	143,912	6,579	95,229	90,731	157,485	241,222	24,109	422,816
Allowances established/ released:
Change in measurement without portfolio reclassification during the period:	59,410	22,633	1,316	26,189	11,075	85,599	35,024	—	120,623
Change in measurement without portfolio reclassification from the beginning to the end of the period (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	—	(856)	1,439	—	—	—	583	—	583
Transfer from Normal individual to Non-Complying individual	—	(148)	—	—	1,396	—	1,248	—	1,248
Transfer from Substandard to Non-Complying individual	—	—	(1,587)	—	2,894	—	1,307	—	1,307
Transfer from Substandard to Normal individual	—	186	(319)	—	—	—	(133)	—	(133)
Transfer from Non-Complying individual to Substandard	—	—	17	—	(135)	—	(118)	—	(118)
Transfer from Non-Complying individual to Normal individual	—	6	—	—	(158)	—	(152)	—	(152)
Transfer from Normal group to Non-Complying group	(10,985)	—	—	24,257	—	13,272	—	—	13,272
Transfer from Non-Complying group to Normal group	3,519	—	—	(12,243)	—	(8,724)	—	—	(8,724)
Transfer from Individual (normal, substandard, non-complying) up to Group (normal, non-complying)	141	(259)	(39)	119	(42)	260	(340)	—	(80)
Transfer from Group (normal, non-complying) to Individual (normal, substandard, non-complying)	(2,293)	2,137	191	(1,412)	798	(3,705)	3,126	—	(579)
New assets originated	26,539	135,899	2,921	10,632	23,692	37,171	162,512	—	199,683
New credits for conversion of contingent to loan	7,362	4,990	305	510	319	7,872	5,614	—	13,486
New assets purchased	—	—	—	—	—	—	—	—	—
Sales or transfers of credits	—	—	—	—	(14,457)	—	(14,457)	—	(14,457)
Payment of credit	(90,915)	(168,065)	(6,104)	(29,414)	(38,376)	(120,329)	(212,545)	—	(332,874)
Provisions for write-offs	(44)	—	—	(26,694)	(7,336)	(26,738)	(7,336)	—	(34,074)
Recovery of written-off loans	109	—	—	—	—	109	—	—	109
Changes to models and assumptions	—	—	—	—	—	—	—	—	—
Foreign exchange adjustments	278	5,394	147	373	4,629	651	10,170	—	10,821
Other changes in allowances	—	—	—	—	—	—	—	24,811	24,811
Balance as of September 30, 2021	55,377	145,829	4,866	87,546	75,030	142,923	225,725	48,920	417,568
Balance as of December 31, 2021	52,512	148,704	6,121	87,340	73,677	139,852	228,502	48,534	416,888

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

13.	Financial assets at amortized cost, continued:

(f)	Provisions, continued:

Summary of changes in residential mortgage loan provisions constituted by credit risk portfolio in the period;

	Changes in provisions constituted by portfolio in the period
	Group Evaluation
	Normal Portfolio	Non-Complying Portfolio	Total
Residential mortgage loans	MCh$	MCh$	MCh$

Balance as of January 1, 2022	9,512	21,219	30,731
Allowances established/ released:
Change in measurement without portfolio reclassification during the period:	3,795	1,749	5,544
Change in measurement without portfolio reclassification from the beginning to the end of the period (portfolio from (-) until (+)):
Transfer from Normal group to Non-Complying group	(1,818)	4,361	2,543
Transfer from Non-Complying group to Normal group	1,707	(9,262)	(7,555)
New assets originated	989	279	1,268
New assets purchased	—	—	—
Sales or transfers of credits	—	—	—
Payment of credit	(612)	(3,003)	(3,615)
Provisions for write-offs	—	(1,413)	(1,413)
Recovery of written-off loans	—	—	—
Changes to models and assumptions	—	—	—
Foreign exchange adjustments	—	—	—
Other changes in allowances	—	—	—
Balance as of September 30, 2022	13,573	13,930	27,503

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

13.	Financial assets at amortized cost, continued:

(f)	Provisions, continued:

	Changes in provisions constituted by portfolio in the period
	Group Evaluation
	Normal Portfolio	Non-Complying Portfolio	Total
Residential mortgage loans	MCh$	MCh$	MCh$

Balance as of January 1, 2021	13,600	20,164	33,764
Allowances established/ released:
Change in measurement without portfolio reclassification during the period:	10,938	5,136	16,074
Change in measurement without portfolio reclassification from the beginning to the end of the period (portfolio from (-) until (+)):
Transfer from Normal group to Non-Complying group	(1,435)	2,347	912
Transfer from Non-Complying group to Normal group	801	(2,487)	(1,686)
New assets originated	1,246	410	1,656
New assets purchased	—	—	—
Sales or transfers of credits	—	—	—
Payment of credit	(9,518)	(7,868)	(17,386)
Provisions for write-offs	—	(1,071)	(1,071)
Recovery of written-off loans	—	—	—
Changes to models and assumptions	—	—	—
Foreign exchange adjustments	—	—	—
Other changes in allowances	—	—	—
Balance as of September 30, 2021	15,632	16,631	32,263

Balance as of December 31, 2021	9,512	21,219	30,731

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

13.	Financial assets at amortized cost, continued:

(f)	Provisions, continued:

Summary of changes in consumer loan provisions constituted by credit risk portfolio in the period;

	Changes in provisions constituted by portfolio in the period
	Group Evaluation
	Normal Portfolio	Non-Complying Portfolio	Total
Consumer loans	MCh$	MCh$	MCh$

Balance as of January 1, 2022	142,634	127,996	270,630
Allowances established/ released:
Change in measurement without portfolio reclassification during the period:	75,821	84,502	160,323
Change in measurement without portfolio reclassification from the beginning to the end of the period (portfolio from (-) until (+)):
Transfer from Normal group to Non-Complying group	(56,399)	76,523	20,124
Transfer from Non-Complying group to Normal group	6,630	(28,660)	(22,030)
New assets originated	70,352	29,159	99,511
New credits for conversion of contingent to loan	34,971	3,893	38,864
New assets purchased	—	—	—
Sales or transfers of credits	—	—	—
Payment of credit	(92,578)	(96,878)	(189,456)
Provisions for write-offs	(6)	(68,741)	(68,747)
Recovery of written-off loans	—	—	—
Changes to models and assumptions	—	—	—
Foreign exchange adjustments	67	48	115
Other changes in allowances	—	—	—
Balance as of September 30, 2022	181,492	127,842	309,334

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

13.	Financial assets at amortized cost, continued:

(f)	Provisions, continued:

	Changes in provisions constituted by portfolio in the period
	Group Evaluation
	Normal Portfolio	Non-Complying Portfolio	Total
Consumer loans	MCh$	MCh$	MCh$

Balance as of January 1, 2021	145,683	144,168	289,851
Allowances established/ released:
Change in measurement without portfolio reclassification during the period:	19,272	88,609	107,881
Change in measurement without portfolio reclassification from the beginning to the end of the period (portfolio from (-) until (+)):
Transfer from Normal group to Non-Complying group	(26,664)	50,585	23,921
Transfer from Non-Complying group to Normal group	7,807	(20,540)	(12,733)
New assets originated	32,356	21,886	54,242
New credits for conversion of contingent to loan	31,764	3,862	35,626
New assets purchased	—	—	—
Sales or transfers of credits	—	—	—
Payment of credit	(87,430)	(107,655)	(195,085)
Provisions for write-offs	(101)	(78,451)	(78,552)
Recovery of written-off loans	—	—	—
Changes to models and assumptions	—	—	—
Foreign exchange adjustments	1,182	106	1,288
Other changes in allowances	—	—	—
Balance as of September 30, 2021	123,869	102,570	226,439
Balance as of December 31, 2021	142,634	127,996	270,630

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

13.	Financial assets at amortized cost, continued:

(f)	Provisions, continued:

Summary of changes in contingent credit risk provisions constituted by credit risk portfolio in the period;

	Changes in provisions constituted by portfolio in the period
	Normal Portfolio Evaluation		Substandard	Non-Complying Portfolio Evaluation		Subtotal
	Group	Individual	Portfolio	Group	Individual	Group	Individual	Total
Contingent loan exposure	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2022	4,371	34,785	4,297	9,253	1,280	13,624	40,362	53,986
Provisions established/ released:
Change in measurement without portfolio reclassification during the period:	(764)	(567)	(169)	702	78	(62)	(658)	(720)
Change in measurement without portfolio reclassification from the beginning to the end of the period (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	—	(2,009)	6,856	—	—	—	4,847	4,847
Transfer from Normal individual to Non-Complying individual	—	(100)	—	—	1,379	—	1,279	1,279
Transfer from Substandard to Non-Complying individual	—	—	(302)	—	701	—	399	399
Transfer from Substandard to Normal individual	—	15	(18)	—	—	—	(3)	(3)
Transfer from Non-Complying individual to Substandard	—	—	1	—	(17)	—	(16)	(16)
Transfer from Non-Complying individual to Normal individual	—	1	—	—	(33)	—	(32)	(32)
Transfer from Normal group to Non-Complying group	(192)	—	—	1,247	—	1,055	—	1,055
Transfer from Non-Complying group to Normal group	32	—	—	(3,308)	—	(3,276)	—	(3,276)
Transfer from ndividual (normal, substandard, non-complying) to Group (normal, non-complying )	—	—	—	—	—	—	—	—
Transfer from Group (normal, non-complying) to Individual (normal, substandard, non-complying)	(79)	115	5	(6)	2	(85)	122	37
New contingent loan granted	1,744	25,719	3,559	1,124	122	2,868	29,400	32,268
Contingent credits for conversion	(5,564)	(1,475)	(19)	(2,557)	(266)	(8,121)	(1,760)	(9,881)
Changes to models and assumptions	—	—	—	—	—	—	—	—
Foreign exchange adjustments	7	872	415	420	2	427	1,289	1,716
Other changes in provisions	5,123	(23,571)	(1,954)	1,551	(1,972)	6,674	(27,497)	(20,823)
Balance as of September 30, 2022	4,678	33,785	12,671	8,426	1,276	13,104	47,732	60,836

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

13.	Financial assets at amortized cost, continued:

(f)	Provisions, continued:

	Changes in provisions constituted by portfolio in the period
	Normal Portfolio Evaluation		Substandard	Non-Complying Portfolio Evaluation		Subtotal
	Group	Individual	Portfolio	Group	Individual	Group	Individual	Total
Contingent loan exposure	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2021	25,257	35,157	761	9,112	5,903	34,369	41,821	76,190
Provisions established/ released:
Change in measurement without portfolio reclassification during the period:	(2,191)	(1,270)	24	494	277	(1,697)	(969)	(2,666)
Change in measurement without portfolio reclassification from the beginning to the end of the period (portfolio from (-) until (+)):
Transfer from Normal individual to Substandard	—	(362)	795	—	—	—	433	433
Transfer from Normal individual to Non-Complying individual	—	(9)	—	—	109	—	100	100
Transfer from Substandard to Non-Complying individual	—	—	(56)	—	207	—	151	151
Transfer from Substandard to Normal individual	—	44	(69)	—	—	—	(25)	(25)
Transfer from Non-Complying individual to Substandard	—	—	52	—	(327)	—	(275)	(275)
Transfer from Non-Complying individual to Normal individual	—	8	—	—	(4)	—	4	4
Transfer from Normal group to Non-Complying group	(337)	—	—	1,243	—	906	—	906
Transfer from Non-Complying group to Normal group	89	—	—	(1,874)	—	(1,785)	—	(1,785)
Transfer from ndividual (normal, substandard, non-complying) to Group (normal, non-complying )	208	(211)	—	57	(7)	265	(218)	47
Transfer from Group (normal, non-complying) to Individual (normal, substandard, non-complying)	(111)	148	8	—	5	(111)	161	50
New contingent loan granted	4,703	26,478	299	1,043	836	5,746	27,613	33,359
Contingent credits for conversion	(7,901)	(1,870)	(382)	(4,115)	(196)	(12,016)	(2,448)	(14,464)
Changes to models and assumptions	—	—	—	—	—	—	—	—
Foreign exchange adjustments	6	909	7	229	513	235	1,429	1,664
Other changes in provisions	5,654	(21,560)	(124)	2,724	(1,901)	8,378	(23,585)	(15,207)
Balance as of September 30, 2021	25,377	37,462	1,315	8,913	5,415	34,290	44,192	78,482
Balance as of December 31, 2021	4,371	34,785	4,297	9,253	1,280	13,624	40,362	53,986

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

13.	Financial assets at amortized cost, continued:

In addition to these provisions for credit risk, country risk provisions are maintained to cover foreign operations and additional provisions agreed by the Board of Directors, which are presented in liabilities under the item Special provisions for credit risk (See Note No. 26).

Other disclosures:

As of September 30, 2022, under the Commercial Loans item, operations are maintained that guarantee obligations maintained with the Central Bank of Chile as part of the Loan Increase Conditional Credit Facility (FCIC by its Spanish initials) program for an approximate amount of Ch$3,433,071 million (Ch$3,024,118 million in December 2021).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

13.	Financial assets at amortized cost, continued:

g)	Industry sector:

At the closing of each reporting period, the composition of economic activity for loans, contingent loans exposure and provisions constituted are as follows:

	Credit and Contingent loans Exposure						Allowances Established
	Domestic loans		Foreign loans		Total	Total	Domestic loans		Foreign loans		Total	Total
	September	December	September	December	September	December	September	December	September	December	September	December
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and advances to Banks	2,800,817	1,250,018	311,077	279,814	3,111,894	1,529,832	—	(58)	(625)	(461)	(625)	(519)

Commercial loans
Agriculture and livestock	832,258	811,014	—	—	832,258	811,014	(19,163)	(18,772)	—	—	(19,163)	(18,772)
Fruit	703,907	636,015	—	—	703,907	636,015	(13,117)	(12,678)	—	—	(13,117)	(12,678)
Forestry	99,703	315,375	—	—	99,703	315,375	(2,383)	(2,548)	—	—	(2,383)	(2,548)
Fishing	35,412	33,984	—	—	35,412	33,984	(3,536)	(3,365)	—	—	(3,536)	(3,365)
Mining	172,789	162,823	—	—	172,789	162,823	(2,275)	(2,512)	—	—	(2,275)	(2,512)
Oil and natural gas	1,311	783	—	—	1,311	783	(20)	(22)	—	—	(20)	(22)
Product manufacturing industries;
Foods, beverages and tobacco	581,277	505,171	—	—	581,277	505,171	(13,617)	(12,648)	—	—	(13,617)	(12,648)
Textiles, leather goods and footwear	36,460	33,862	—	—	36,460	33,862	(970)	(1,192)	—	—	(970)	(1,192)
Woods and furnitures	126,679	152,548	—	—	126,679	152,548	(2,898)	(2,780)	—	—	(2,898)	(2,780)
Cellulose, Paper and printing	21,367	22,820	—	—	21,367	22,820	(996)	(1,285)	—	—	(996)	(1,285)
Chemicals and petroleum products	451,696	388,778	—	—	451,696	388,778	(7,607)	(5,894)	—	—	(7,607)	(5,894)
Metal, non-metal, machine or others	678,117	498,520	—	—	678,117	498,520	(11,609)	(11,535)	—	—	(11,609)	(11,535)
Electricity, gas and water	434,344	464,080	—	—	434,344	464,080	(5,230)	(4,201)	—	—	(5,230)	(4,201)
Residential construction	268,349	260,234	—	—	268,349	260,234	(12,817)	(10,182)	—	—	(12,817)	(10,182)
Non-residential construction (office, civil engineering)	395,548	540,999	—	—	395,548	540,999	(8,796)	(6,820)	—	—	(8,796)	(6,820)
Wholesale	1,948,782	1,760,313	—	—	1,948,782	1,760,313	(60,794)	(59,808)	—	—	(60,794)	(59,808)
Retail, restaurants and hotels	1,092,041	1,131,523	7,690	7,793	1,099,731	1,139,316	(50,252)	(46,177)	(622)	(641)	(50,874)	(46,818)
Transport and storage	1,229,828	1,179,301	—	—	1,229,828	1,179,301	(22,178)	(31,083)	—	—	(22,178)	(31,083)
Communications	243,339	290,936	—	—	243,339	290,936	(3,534)	(3,462)	—	—	(3,534)	(3,462)
Financial services	2,940,198	3,043,255	—	1,723	2,940,198	3,044,978	(29,673)	(41,132)	—	(30)	(29,673)	(41,162)
Business services	2,011,518	1,775,689	—	—	2,011,518	1,775,689	(65,922)	(44,738)	—	—	(65,922)	(44,738)
Real estate services	3,221,937	3,034,750	3,552	4,202	3,225,489	3,038,952	(24,712)	(26,637)	(152)	(180)	(24,864)	(26,817)
Student loans	60,021	57,947	—	—	60,021	57,947	(4,598)	(4,308)	—	—	(4,598)	(4,308)
Government administration, defence and police force	27,737	33,803	—	—	27,737	33,803	(559)	(490)	—	—	(559)	(490)
Social services and other community services	783,569	770,529	—	—	783,569	770,529	(16,716)	(17,275)	—	—	(16,716)	(17,275)
Personal services	1,801,935	1,715,986	—	—	1,801,935	1,715,986	(40,173)	(44,493)	—	—	(40,173)	(44,493)
Subtotal	20,200,122	19,621,038	11,242	13,718	20,211,364	19,634,756	(424,145)	(416,037)	(774)	(851)	(424,919)	(416,888)

Residential mortgage loans	11,164,422	10,346,652	—	—	11,164,422	10,346,652	(27,503)	(30,731)	—	—	(27,503)	(30,731)

Consumer loans	4,709,681	4,248,709	—	—	4,709,681	4,248,709	(309,334)	(270,630)	—	—	(309,334)	(270,630)

Contingent loan exposure	13,369,333	11,986,791	—	—	13,369,333	11,986,791	(60,836)	(53,986)	—	—	(60,836)	(53,986)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

13.	Financial assets at amortized cost, continued:

(h)	Residential mortgage loans and its provisions established by insolvent tranche of the loan on the value of the mortgage guarantee (PVG) and days of default respectively:

As of September 30, 2022

Loan Tranche /	Residential mortgage loans (MCh$)						Allowances established of Residential mortgage loans (MCh$)
Guarantee Value	Days in default at the end of the period						Days in default at the end of the period
(%)	0	1 to 29	30 to 59	60 to 89	> = 90	Total	0	1 to 29	30 to 59	60 to 89	> = 90	Total
PVG <=40%	1,445,736	17,869	6,955	2,947	7,969	1,481,476	(1,120)	(258)	(170)	(101)	(436)	(2,085)
40% < PVG <= 80%	8,343,925	149,647	49,083	22,946	61,162	8,626,763	(9,377)	(2,539)	(1,533)	(930)	(3,679)	(18,058)
80% < PVG <= 90%	679,742	12,322	3,838	1,393	4,927	702,222	(2,238)	(478)	(278)	(189)	(1,019)	(4,202)
PVG > 90%	345,671	2,711	913	498	4,168	353,961	(1,948)	(142)	(54)	(49)	(965)	(3,158)
Total	10,815,074	182,549	60,789	27,784	78,226	11,164,422	(14,683)	(3,417)	(2,035)	(1,269)	(6,099)	(27,503)

As of December 31, 2021

Loan Tranche /	Residential mortgage loans (MCh$)						Allowances established of Residential mortgage loans (MCh$)
Guarantee Value	Days in default at the end of the period						Days in default at the end of the period
(%)	0	1 to 29	30 to 59	60 to 89	> = 90	Total	0	1 to 29	30 to 59	60 to 89	> = 90	Total
PVG <=40%	1,253,226	12,079	4,214	2,274	6,063	1,277,856	(1,212)	(233)	(120)	(76)	(331)	(1,972)
40% < PVG <= 80%	7,413,470	93,651	29,636	15,132	47,030	7,598,919	(11,539)	(2,237)	(1,107)	(704)	(2,847)	(18,434)
80% < PVG <= 90%	712,433	5,415	1,363	1,446	10,884	731,541	(2,215)	(267)	(116)	(149)	(2,336)	(5,083)
PVG > 90%	728,402	1,895	474	243	7,322	738,336	(3,323)	(93)	(46)	(27)	(1,753)	(5,242)
Total	10,107,531	113,040	35,687	19,095	71,299	10,346,652	(18,289)	(2,830)	(1,389)	(956)	(7,267)	(30,731)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

13.	Financial assets at amortized cost, continued:

(i)	Loans and advances to Banks and Commercial loans and their allowances established by classification category:

Below is the concentration of loans and advances to banks and commercial loans and their provisions constituted by classification category:

	Individual																				Group				Provisions of deductible
	Normal Portfolio							Substandard Portfolio					Non-Complying Portfolio								Portfolio	Portfolio			warranties Fogape
As of September 30, 2022	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal	Total	Normal	Non-Complying	Total	Total	Covid 19
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
Interbank loans for liquidity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Interbank commercial loans	—	—	211,169	—	—	—	211,169	—	—	—	—	—	—	—	—	—	—	—	—	211,169	—	—	—	211,169	—
Current accounts overdrafts	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Chilean imports foreign trade loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Chilean exports foreign trade loans	100	94,463	—	4,848	—	—	99,411	—	—	—	—	—	—	—	—	—	—	—	—	99,411	—	—	—	99,411	—
Foreign trade loans between third countries	—	497	—	—	—	—	497	—	—	—	—	—	—	—	—	—	—	—	—	497	—	—	—	497	—
Non-transferable deposits in banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other debts with banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	100	94,960	211,169	4,848	—	—	311,077	—	—	—	—	—	—	—	—	—	—	—	—	311,077	—	—	—	311,077	—
Allowances established	—	78	462	85	—	—	625	—	—	—	—	—	—	—	—	—	—	—	—	625	—	—	—	625	—
% Allowances established	—	0.08%	0.22%	1.75%	—	—	0.20%	—	—	—	—	—	—	—	—	—	—	—	—	0.20%	—	—	—	0.20%

Commercial loans
Commercial loans	—	1,095,123	2,162,601	2,515,707	3,489,323	1,966,779	11,229,533	124,432	52,641	55,066	11,836	243,975	33,489	12,940	19,381	23,639	15,057	27,896	132,402	11,605,910	3,991,315	267,521	4,258,836	15,864,746	32,438
Chilean exports foreign trade loans	—	139,101	115,669	139,490	268,612	174,126	836,998	5,287	—	1,239	—	6,526	1,157	11	119	948	4,254	1,858	8,347	851,871	4,223	710	4,933	856,804	—
Accrediting foreign trade loans negotiated in terms of Chilean imports	—	—	—	—	2,604	95	2,699	—	—	—	—	—	—	—	—	—	—	—	—	2,699	—	—	—	2,699	—
Chilean imports foreign trade loans	—	110,668	150,290	145,968	202,132	180,940	789,998	7,447	263	215	—	7,925	1,379	—	—	146	340	2,119	3,984	801,907	49,826	1,808	51,634	853,541	—
Current account debtors	—	2,537	20,087	45,407	10,092	19,589	97,712	1,914	2,183	1,837	116	6,050	287	112	55	98	328	423	1,303	105,065	85,327	1,053	86,380	191,445	—
Credit card debtors	13	398	1,677	2,955	6,484	6,775	18,302	382	204	58	62	706	84	12	34	48	102	216	496	19,504	56,676	4,271	60,947	80,451	—
Factoring transactions	742	109,232	141,525	80,904	89,679	88,087	510,169	3,199	735	—	—	3,934	—	—	—	—	187		187	514,290	31,045	77	31,122	545,412	—
Commercial lease transactions	—	59,879	41,404	369,421	429,709	482,495	1,382,908	15,987	3,130	28,440	1,960	49,517	1,071	4,968	1,176	2,993	421	38	10,667	1,443,092	280,917	8,441	289,358	1,732,450	1,167
Student loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	57,257	2,763	60,020	60,020	—
Other loans and accounts receivable	—	356	1,140	1,716	2,100	1,845	7,157	81	103	59	24	267	1,257	4	166	2,442	620	1,187	5,676	13,100	9,408	1,288	10,696	23,796	—
Subtotal	755	1,517,294	2,634,393	3,301,568	4,500,735	2,920,731	14,875,476	158,729	59,259	86,914	13,998	318,900	38,724	18,047	20,931	30,314	21,309	33,737	163,062	15,357,438	4,565,994	287,932	4,853,926	20,211,364	—
Allowances established	—	1,019	4,591	31,544	47,558	76,809	161,521	3,288	5,963	10,308	2,055	21,614	774	1,805	5,233	12,125	13,851	30,364	64,152	247,287	49,237	94,790	144,027	391,314	33,605
% Allowances established	—	0.07%	0.17%	0.96%	1.06%	2.63%	1.09%	2.07%	10.06%	11.86%	14.68%	6.78%	2.00%	10.00%	25.00%	40.00%	65.00%	90.00%	39.34%	1.61%	1.08%	32.92%	2.97%	1.94%

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

13.	Financial assets at amortized cost, continued:

(i)	Loans and advances to Banks and Commercial loans and their allowances established by classification category, continued:

	Individual																				Group				Provisions of deductible
	Normal Portfolio							Substandard Portfolio					Non-Complying Portfolio								Portfolio	Portfolio Non-			warranties Fogape
As of December 31, 2021	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal	Total	Normal	Complying	Total	Total	Covid 19
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
Interbank loans for liquidity	160,018	—	—	—	—	—	160,018	—	—	—	—	—	—	—	—	—	—	—	—	160,018	—	—	—	160,018	—
Interbank commercial loans	—	—	158,308	—	—	—	158,308	—	—	—	—	—	—	—	—	—	—	—	—	158,308	—	—	—	158,308	—
Current accounts overdrafts	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Chilean imports foreign trade loans	771	109,595	10,642	—	—	—	121,008	—	—	—	—	—	—	—	—	—	—	—	—	121,008	—	—	—	121,008	—
Chilean exports foreign trade loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign trade loans between third countries	—	498	—	—	—	—	498	—	—	—	—	—	—	—	—	—	—	—	—	498	—	—	—	498	—
Non-transferable deposits in banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other debts with banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	160,789	110,093	168,950	—	—	—	439,832	—	—	—	—	—	—	—	—	—	—	—	—	439,832	—	—	—	439,832	—
Allowances established	58	91	370	—	—	—	519	—	—	—	—	—	—	—	—	—	—	—	—	519	—	—	—	519	—
% Allowances established	0.04%	0.08%	0.22%	—	—	—	0.12%	—	—	—	—	—	—	—	—	—	—	—	—	0.12%	—	—	—	0.12%

Commercial loans
Commercial loans	—	1,060,723	2,549,327	2,359,408	3,374,839	1,884,447	11,228,744	100,251	24,528	9,949	5,406	140,134	30,420	11,562	14,239	9,459	35,335	25,735	126,750	11,495,628	4,230,007	252,100	4,482,107	15,977,735	47,196
Chilean exports foreign trade loans	—	154,895	105,806	104,617	200,161	130,992	696,471	3,991	—	—	—	3,991	1,779	234	2,056	1,237	4,777	1,807	11,890	712,352	5,622	1,035	6,657	719,009	—
Accrediting foreign trade loans negotiated in terms of Chilean imports	—	—	—	—	2,903	47	2,950	—	—	—	—	—	1,684	—	—	85	170	1,811	3,750	501,720	45,839	1,728	47,567	549,287	—
Chilean imports foreign trade loans	—	11,784	103,769	80,476	156,175	142,502	494,706	1,938	1,326	—	—	3,264	1,684	—	—	85	170	1,811	3,750	501,720	45,839	1,728	47,567	549,287	—
Current account debtors	—	2,941	24,469	17,598	8,464	15,828	69,300	1,291	444	1,707	79	3,521	285	25	48	22	71	381	832	73,653	69,301	1,056	70,357	144,010	—
Credit card debtors	18	331	1,077	2,106	4,486	4,425	12,443	288	121	44	45	498	54	7	32	52	67	205	417	13,358	45,972	3,262	49,234	62,592	—
Factoring transactions	6,586	94,772	80,973	83,096	99,865	81,264	446,556	2,347	13	564	—	2,924	82	—	—	—	130	199	411	449,891	36,272	93	36,365	486,256	—
Commercial lease transactions	—	61,693	35,053	310,203	407,440	461,417	1,275,806	13,266	2,723	25,171	2,014	43,174	1,294	4,169	1,888	1,748	393	632	10,124	1,329,104	275,147	7,812	282,959	1,612,063	1,338
Student loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	55,346	2,602	57,948	57,948	—
Other loans and accounts receivable	—	346	1,248	972	1,620	1,383	5,569	37	18	80	24	159	405	1	21	11	324	8,026	8,788	14,516	6,808	1,582	8,390	22,906	—
Subtotal	6,604	1,387,485	2,901,722	2,958,476	4,255,953	2,722,305	14,232,545	123,409	29,173	37,515	7,568	197,665	36,003	15,998	18,284	12,614	41,267	38,796	162,962	14,593,172	4,770,314	271,270	5,041,584	19,634,756	—
Allowances established	2	1,025	4,929	26,264	47,212	69,272	148,704	2,712	1,057	611	1,741	6,121	719	1,600	4,571	5,046	26,824	34,917	73,677	228,502	52,512	87,340	139,852	368,354	48,534
% Allowances established	0.03%	0.07%	0.17%	0.89%	1.11%	2.54%	1.04%	2.20%	3.62%	1.63%	23.00%	3.10%	2.00%	10.00%	25.00%	40.00%	65.00%	90.00%	45.21%	1.57%	1.10%	32.30%	2.77%	1.88%

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

13.	Financial assets at amortized cost, continued:

(j)	Loans and their provisions for loan losses by tranches of days past-due:

The concentration of credit risk by days past due is as follows;

	Financial assets before allowances						Allowances established
	Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Deductible Warranties		Net
	Evaluation		Evaluation	Evaluation			Evaluation		Evaluation	Evaluation		Sub	FOGAPE		Financial
As of September 30, 2022	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Total	Covid-19	Total	Assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
0 days	306,146	—	—	—	—	306,146	(621)	—	—	—	—	(621)	—	(621)
1 to 29 days	4,931	—	—	—	—	4,931	(4)	—	—	—	—	(4)	—	(4)
30 to 59 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
60 to 89 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
> = 90 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	311,077	—	—	—	—	311,077	(625)	—	—	—	—	(625)	—	(625)	310,452

Commercial loans
0 days	14,676,837	4,411,463	274,458	57,943	77,196	19,497,897	(158,494)	(39,816)	(20,302)	(18,887)	(20,477)	(257,976)	(32,232)	(290,208)
1 to 29 days	180,510	115,315	21,554	10,082	22,885	350,346	(2,699)	(5,037)	(945)	(2,351)	(6,185)	(17,217)	(766)	(17,983)
30 to 59 days	14,431	27,712	20,682	6,024	20,192	89,041	(281)	(2,500)	(279)	(2,827)	(5,718)	(11,605)	(175)	(11,780)
60 to 89 days	3,698	11,504	2,206	4,069	12,117	33,594	(47)	(1,884)	(88)	(748)	(3,591)	(6,358)	(92)	(6,450)
> = 90 days	—	—	—	84,944	155,542	240,486	—	—	—	(39,339)	(58,819)	(98,158)	(340)	(98,498)
Subtotal	14,875,476	4,565,994	318,900	163,062	287,932	20,211,364	(161,521)	(49,237)	(21,614)	(64,152)	(94,790)	(391,314)	(33,605)	(424,919)	19,786,445

Residential mortgage loans
0 days	—	10,756,021	—	—	59,053	10,815,074	—	(10,183)	—	—	(4,500)	(14,683)	—	(14,683)
1 to 29 days	—	161,079	—	—	21,470	182,549	—	(1,916)	—	—	(1,501)	(3,417)	—	(3,417)
30 to 59 days	—	45,038	—	—	15,751	60,789	—	(990)	—	—	(1,045)	(2,035)	—	(2,035)
60 to 89 days	—	16,156	—	—	11,628	27,784	—	(484)	—	—	(785)	(1,269)	—	(1,269)
> = 90 days	—	—	—	—	78,226	78,226	—	—	—	—	(6,099)	(6,099)	—	(6,099)
Subtotal	—	10,978,294	—	—	186,128	11,164,422	—	(13,573)	—	—	(13,930)	(27,503)	—	(27,503)	11,136,919

Consumer loans
0 days	—	4,280,311	—	—	71,373	4,351,684	—	(136,319)	—	—	(46,187)	(182,506)	—	(182,506)
1 to 29 days	—	159,560	—	—	20,438	179,998	—	(24,987)	—	—	(12,925)	(37,912)	—	(37,912)
30 to 59 days	—	43,032	—	—	24,154	67,186	—	(11,902)	—	—	(16,191)	(28,093)	—	(28,093)
60 a 89 days	—	22,787	—	—	15,753	38,540	—	(8,284)	—	—	(9,678)	(17,962)	—	(17,962)
> = 90 days	—	—	—	—	72,273	72,273	—	—	—	—	(42,861)	(42,861)	—	(42,861)
Subtotal	—	4,505,690	—	—	203,991	4,709,681	—	(181,492)	—	—	(127,842)	(309,334)	—	(309,334)	4,400,347

Total Loans	15,186,553	20,049,978	318,900	163,062	678,051	36,396,544	(162,146)	(244,302)	(21,614)	(64,152)	(236,562)	(728,776)	(33,605)	(762,381)	35,634,163

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

13.	Financial assets at amortized cost, continued:

(j)	Loans and their provisions for loan losses by number of days past-due, continued:

	Financial assets before allowances						Allowances established
	Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Deductible Warranties		Net
	Evaluation		Evaluation	Evaluation			Evaluation		Evaluation	Evaluation		Sub	FOGAPE		Financial
As of December 31, 2021	Individual	Group	Individual	Individual	Group	Total	Individual	Group	Individual	Individual	Group	Total	Covid-19	Total	Assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
0 days	323,525	—	—	—	—	323,525	(409)	—	—	—	—	(409)	—	(409)
1 to 29 days	116,307	—	—	—	—	116,307	(110)	—	—	—	—	(110)	—	(110)
30 to 59 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
60 to 89 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
> = 90 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	439,832	—	—	—	—	439,832	(519)	—	—	—	—	(519)	—	(519)	439,313

Commercial loans
0 days	14,119,750	4,685,181	185,345	55,345	108,631	19,154,252	(145,669)	(46,334)	(5,524)	(20,058)	(29,675)	(247,260)	(47,587)	(294,847)
1 to 29 days	106,131	64,441	9,710	7,540	21,049	208,871	(2,902)	(3,377)	(304)	(3,693)	(5,774)	(16,050)	(583)	(16,633)
30 to 59 days	6,609	15,521	1,806	27,924	17,009	68,869	(131)	(1,833)	(218)	(15,256)	(5,073)	(22,511)	(103)	(22,614)
60 to 89 days	55	5,171	804	5,073	8,598	19,701	(2)	(968)	(75)	(1,147)	(2,768)	(4,960)	(67)	(5,027)
> = 90 days	—	—	—	67,080	115,983	183,063	—	—	—	(33,523)	(44,050)	(77,573)	(194)	(77,767)
Subtotal	14,232,545	4,770,314	197,665	162,962	271,270	19,634,756	(148,704)	(52,512)	(6,121)	(73,677)	(87,340)	(368,354)	(48,534)	(416,888)	19,217,868

Residential mortgage loans
0 days	—	9,954,536	—	—	152,995	10,107,531	—	(8,021)	—	—	(10,268)	(18,289)	—	(18,289)
1 to 29 days	—	82,007	—	—	31,033	113,040	—	(941)	—	—	(1,889)	(2,830)	—	(2,830)
30 to 59 days	—	19,188	—	—	16,499	35,687	—	(384)	—	—	(1,005)	(1,389)	—	(1,389)
60 to 89 days	—	6,563	—	—	12,532	19,095	—	(166)	—	—	(790)	(956)	—	(956)
> = 90 days	—	—	—	—	71,299	71,299	—	—	—	—	(7,267)	(7,267)	—	(7,267)
Subtotal	—	10,062,294	—	—	284,358	10,346,652	—	(9,512)	—	—	(21,219)	(30,731)	—	(30,731)	10,315,921

Consumer loans
0 days	—	3,899,346	—	—	116,450	4,015,796	—	(116,186)	—	—	(66,084)	(182,270)	—	(182,270)
1 to 29 days	—	96,823	—	—	27,599	124,422	—	(15,670)	—	—	(16,838)	(32,508)	—	(32,508)
30 to 59 days	—	27,558	—	—	24,547	52,105	—	(7,646)	—	—	(16,270)	(23,916)	—	(23,916)
60 a 89 days	—	9,691	—	—	11,670	21,361	—	(3,132)	—	—	(7,602)	(10,734)	—	(10,734)
> = 90 days	—	—	—	—	35,025	35,025	—	—	—	—	(21,202)	(21,202)	—	(21,202)
Subtotal	—	4,033,418	—	—	215,291	4,248,709	—	(142,634)	—	—	(127,996)	(270,630)	—	(270,630)	3,978,079

Total Loans	14,672,377	18,866,026	197,665	162,962	770,919	34,669,949	(149,223)	(204,658)	(6,121)	(73,677)	(236,555)	(670,234)	(48,534)	(718,768)	33,951,181

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

13.	Financial assets at amortized cost, continued:

(k)	Finance lease contracts:

The cash flows to be received by the Bank from finance lease contracts have the following maturities:

	Total receivable		Unearned income		Net balance receivable (*)
	September	December	September	December	September	December
	2022	2021	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Within one year	566,802	525,720	(69,218)	(53,312)	497,584	472,408
From 1 to 2 years	418,846	385,118	(50,423)	(38,653)	368,423	346,465
From 2 to 3 years	286,225	260,002	(32,170)	(25,228)	254,055	234,774
From 3 to 4 years	181,137	166,416	(20,812)	(17,015)	160,325	149,401
From 4 to 5 years	126,245	116,650	(14,566)	(12,038)	111,679	104,612
After 5 years	366,639	327,071	(30,158)	(25,624)	336,481	301,447
Total	1,945,894	1,780,977	(217,347)	(171,870)	1,728,547	1,609,107

(*)	The net balance receivable does not include past-due portfolio totaling Ch$4,413 million as of September 30, 2022 (Ch$3,466 million in December 2021).

The Bank maintains financial lease operations associated with real estate, industrial machinery, vehicles and transportation equipment. These leases contracts have an average term between 2 and 15 years.

(l)	Purchase of loan portfolio:

During the period 2022 and the year ended 2021 no portfolio purchases were made.

(m)	Sale or transfer of loans from the loan portfolio:

No sales or assignments of credit have been made during the 2022 period.

During the period September 2021, there have been operations of sale or transfer of the loan portfolio according to the following:

	As of September 30, 2021
	Carrying amount	Allowances	Sale price	Effect on income (loss) gain (*)
	MCh$	MCh$	MCh$	MCh$

Sale of current loans	16,327	(14,457)	6,537	4,667
Sale of written – off loans	—	—	—	—
Total	16,327	(14,457)	6,537	4,667

(n)	Securitization of own assets:

During the period 2022 and the year 2021, there is no securitization transactions executed involving its own assets.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

14.	Investments in other companies:

(a)	In the item “Investments in other companies” include investments of Ch$59,732 million as of September 30, 2022 (Ch$52,557 million as of December 31, 2021), as follows:

		% Ownership Interest		Equity		Assets
		September	December	September	December	September	December
Company	Shareholder	2022	2021	2022	2021	2022	2021
		%	%	MCh$	MCh$	MCh$	MCh$
Associates
Transbank S.A.	Banco de Chile	26.16	26.16	98,471	84,898	25,757	22,207
Administrador Financiero del Transantiago S.A.	Banco de Chile	20.00	20.00	19,610	19,158	4,076	3,947
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	13,743	10,728	4,687	3,663
Sociedad Imerc OTC S.A.	Banco de Chile	12.33	12.33	13,126	12,609	1,646	1,541
Redbanc S.A.	Banco de Chile	38.13	38.13	11,641	9,935	4,506	3,842
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	7,413	6,317	1,987	1,788
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	7,195	6,638	1,110	1,025
Subtotal Associates				171,199	150,283	43,769	38,013

Joint Ventures
Servipag Ltda.	Banco de Chile	50.00	50.00	17,319	14,930	8,659	7,465
Artikos Chile S.A.	Banco de Chile	50.00	50.00	2,534	2,527	1,267	1,445
Subtotal Joint Ventures				19,853	17,457	9,926	8,910
Subtotal				191,052	167,740	53,695	46,923

Minority Investments
Bolsa de Comercio de Santiago S.A. (*)	Banchile Corredores de Bolsa					5,342	5,282
Bolsa Electrónica de Chile S.A. (*)	Banchile Corredores de Bolsa					350	210
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)	Banco de Chile					309	309
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales (Swift)	Banco de Chile					28	25
CCLV Contraparte Central S.A.	Banchile Corredores de Bolsa					8	8
Subtotal Minority Investments						6,037	5,834
Total						59,732	52,757

(*)	Investments in shares have been irrevocably designated as at fair value through other comprehensive income and, therefore, are recorded at market value in accordance with IFRS 9.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

14.	Investments in other companies, continued:

(b)	Associates:

	September 2022
	Centro de Compensación Automatizado S.A.	Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Sociedad Interbancaria de Depósitos de Valores S.A.	Redbanc S.A.	Transbank S.A.	Administrador Financiero del Transantiago S.A.	Sociedad Imerc OTC S.A.	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current assets	6,825	7,125	96	15,000	1,187,576	61,822	46,976	1,325,420
Non-current assets	10,016	1,098	7,317	16,107	124,724	651	5,067	164,980
Total Assets	16,841	8,223	7,413	31,107	1,312,300	62,473	52,043	1,490,400

Current liabilities	2,752	1,017	—	18,429	1,211,742	42,863	37,244	1,314,047
Non-current liabilities	346	11	—	1,037	2,087	—	1,664	5,145
Total Liabilities	3,098	1,028	—	19,466	1,213,829	42,863	38,908	1,319,192
Equity	13,743	7,195	7,413	11,641	98,471	19,610	13,126	171,199
Minority interest	—	—	—	—	—	—	9	9
Total Liabilities and Equity	16,841	8,223	7,413	31,107	1,312,300	62,473	52,043	1,490,400

Operating income	10,319	2,941	14	33,608	626,265	2,914	5,067	681,128
Operating expenses	(6,875)	(2,681)	(21)	(31,606)	(551,006)	(1,466)	(4,853)	(598,508)
Other expenses or income	496	438	1,192	100	(59,835)	1,528	336	(55,745)
Gain (loss) before tax	3,940	698	1,185	2,102	15,424	2,976	550	26,875
Income tax	(743)	(12)	—	(364)	(1,850)	(406)	193	(3,182)
Gain for the period	3,197	686	1,185	1,738	13,574	2,570	743	23,693

	December 2021
	Centro de Compensación Automatizado S.A.	Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Sociedad Interbancaria de Depósitos de Valores S.A.	Redbanc S.A.	Transbank S.A.	Administrador Financiero del Transantiago S.A.	Sociedad Imerc OTC S.A.	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current assets	10,501	5,259	108	12,006	1,197,305	53,741	27,628	1,306,548
Non-current assets	2,746	2,310	6,567	16,404	120,282	696	8,013	157,018
Total Assets	13,247	7,569	6,675	28,410	1,317,587	54,437	35,641	1,463,566

Current liabilities	2,126	836	358	9,490	1,230,002	35,189	21,179	1,299,180
Non-current liabilities	393	95	—	8,985	2,687	90	1,844	14,094
Total Liabilities	2,519	931	358	18,475	1,232,689	35,279	23,023	1,313,274
Equity	10,728	6,638	6,317	9,935	84,898	19,158	12,609	150,283
Minority interest	—	—	—	—	—	—	9	9
Total Liabilities and Equity	13,247	7,569	6,675	28,410	1,317,587	54,437	35,641	1,463,566

Operating income	5,675	3,898	10	43,192	821,362	4,033	7,210	885,380
Operating expenses	(2,377)	(3,653)	(43)	(41,066)	(757,773)	(2,182)	(6,864)	(813,958)
Other expenses or income	87	134	1,208	(338)	(83,001)	296	(5)	(81,619)
Gain (loss) before tax	3,385	379	1,175	1,788	(19,412)	2,147	341	(10,197)
Income tax	(757)	13	—	(375)	6,973	(222)	31	5,663
Gain (loss) for the year	2,628	392	1,175	1,413	(12,439)	1,925	372	(4,534)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

14.	Inversiones en Sociedades, continuación:

(c)	Joint Ventures:

The Bank owns a 50% interest in the companies Artikos Chile S.A. and Servipag Ltda., wich it controls jointly. The Bank’s interest in both entities is accounted for using the equity method in the Interim Consolidated Financial Statements.

The table below presents summarized financial information of the entities the Bank controls jointly:

	Artikos S.A.		Servipag Ltda.
	September	December	September	December
	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$

Current assets	2,036	2,067	77,441	65,128
Non-current assets	1,886	2,278	14,049	15,721
Total Assets	3,922	4,345	91,490	80,849

Current liabilities	737	1,167	69,576	61,079
Non-current liabilities	651	651	4,595	4,840
Total Liabilities	1,388	1,818	74,171	65,919
Equity	2,534	2,527	17,319	14,930
Total Liabilities and Equity	3,922	4,345	91,490	80,849

Operating income	3,231	3,977	25,155	39,309
Operating expenses	(2,120)	(2,631)	(22,575)	(37,047)
Other expenses or income	60	7	431	(231)
Profit before tax	1,171	1,353	3,011	2,031
Income tax	(316)	(142)	(622)	(369)
Profit for the year	855	1,211	2,389	1,662

(d)	The change of investments in companies registered under the equity method in the periods of 2022 and 2021, are as follows:

	September	September
	2022	2021
	MCh$	MCh$

Balance as of January 1,	46,923	42,338
Acquisition of investments in companies	—	7,847
Participation on income in companies with significant influence and joint control	7,927	(3,237)
Dividends received	(1,122)	(1,097)
Others	(33)	(6)
Total	53,695	45,845

(e)	During the period ended as of September 30, 2022 and 2021 no impairment has incurred in these investments.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

15.	Intangible Assets:

(a)	The composition of intangible assets as of September 30, 2022 and December 31, 2021, are as follows:

	Useful Life		Average remaining amortization		Gross balance		Accumulated Amortization		Net balance
	September	December	September	December	September	December	September	December	September	December
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Other independently originated intangible assets	6	6	4	4	237,673	209,432	(150,757)	(136,900)	86,916	72,532
Total					237,673	209,432	(150,757)	(136,900)	86,916	72,532

(b)	The change of intangible assets during the periods ended as of September 30, 2022 and December 31, 2021, are as follows:

	September	December
	2022	2021
	MCh$	MCh$
Gross Balance
Balance as of January 1,	209,432	180,669
Acquisition	31,295	30,222
Disposals/ write-downs	(2,750)	(352)
Reclassification	(182)	(89)
Impairment (*)	(122)	(1,018)
Total	237,673	209,432

Accumulated Amortization
Balance as of January 1,	(136,900)	(119,968)
Amortization for the period (**)	(15,611)	(17,831)
Disposals/ write-downs	1,572	352
Reclassification	182	(2)
Impairment	—	549
Total	(150,757)	(136,900)

Balance Net	86,916	72,532

(*)	See Note No. 40 Impairment of non-financial assets.
(**)	See Note No. 39 Depreciation and amortization

(c)	As of September 30, 2022 and December 31, 2021, the Bank maintains the following amounts with technological developments:

Detail	Commitment Amount
	September	December
	2022	2021
	MCh$	MCh$
Software and licenses	10,142	7,097

(d)	As of September 30, 2022, there are no indications or concrete evidence of impairment. As of the date of these quarterly financial statements have been no events that require the recognition of impairment in them.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

16.	Property and equipment:

(a)	The properties and equipment as of September 30, 2022 and December 31, 2021 are composed as follows:

	Useful Life		Average remaining depreciation		Gross balance		Accumulated Depreciation		Net balance
	September	December	September	December	September	December	September	December	September	December
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Type of property and equipment:
Land and Buildings	25	26	19	19	315,158	311,279	(155,550)	(148,645)	159,608	162,634
Equipment	5	5	3	3	242,477	243,757	(198,557)	(191,334)	43,920	52,423
Others	7	7	4	4	57,800	56,582	(51,017)	(49,319)	6,783	7,263
Total					615,435	611,618	(405,124)	(389,298)	210,311	222,320

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

16.	Property and equipment, continued:

(b)	The changes in properties and equipment as of September 30, 2022 and December 31, 2021, are as follows:

	September 2022
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2022	311,279	243,757	56,582	611,618
Additions	4,069	5,555	2,187	11,811
Write-downs and sales of the period	(190)	(6,861)	(933)	(7,984)
Transfers	—	36	(36)	—
Impairment (***)	—	(10)	—	(10)
Total	315,158	242,477	57,800	615,435

Accumulated Depreciation
Balance as of January 1, 2022	(148,645)	(191,334)	(49,319)	(389,298)
Reclassification	—	—	—	—
Depreciation charges of the period (*) (**)	(6,960)	(14,031)	(2,085)	(23,076)
Write-downs and sales of the period	55	6,843	351	7,249
Transfers	—	(36)	36	—
Impairment (***)	—	1	—	1
Total	(155,550)	(198,557)	(51,017)	(405,124)

Balance as of September 30, 2022	159,608	43,920	6,783	210,311

	December 2021
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2021	304,951	222,624	55,898	583,473
Additions	9,477	22,367	2,349	34,193
Write-downs and sales of the year	(3,132)	(1,232)	(1,628)	(5,992)
Impairment (***)	(17)	(2)	(37)	(56)
Total	311,279	243,757	56,582	611,618

Accumulated Depreciation
Balance as of January 1, 2021	(142,543)	(175,141)	(47,861)	(365,545)
Reclassification	—	—	16	16
Depreciation charges of the year (**)	(8,895)	(17,409)	(3,107)	(29,411)
Write-downs and sales of the year	2,793	1,216	1,620	5,629
Impairment (***)	—	—	13	13
Total	(148,645)	(191,334)	(49,319)	(389,298)

Balance as of December 31, 2021	162,634	52,423	7,263	222,320

(*)	See Note No. 39 Depreciation and Amortization.

(**)	This amount does not include the depreciation of the year of the Investment Properties, amount is included in “Other Assets” for Ch$268 million (Ch$357 millon in December 2021).

(***)	See Note No. 40 Impairment of non-financial assets. As of December 31, 2021 does not include charge-offs of Property and Equipment of Ch$916 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

17.	Right-of-use assets and Lease liabilities:

(a)	The composition of the rights over leased assets as of September 30, 2022 and December 31, 2021, is as follows:

	Gross Balance		Accumulated Depreciation		Net Balance
	September	December	September	December	September	December
	2022	2021	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Categories
Buildings	144,068	124,978	(60,462)	(46,743)	83,606	78,235
Floor space for ATMs	43,851	42,051	(33,446)	(25,566)	10,405	16,485
Improvements to leased properties	27,869	26,066	(21,339)	(20,598)	6,530	5,468
Total	215,788	193,095	(115,247)	(92,907)	100,541	100,188

(b)	The changes of the rights over leased assets as of September 30, 2022 and December 31, 2021, is as follows:

	September 2022
	Buildings	Floor space for ATMs	Improvements to leased properties	Total
	MCh$	MCh$	MCh$	MCh$

Gross Balance
Balance as of January 1, 2022	124,978	42,051	26,066	193,095
Additions	21,344	2,460	1,803	25,607
Write-downs	(2,254)	(484)	—	(2,738)
Remeasurement	—	(176)	—	(176)
Total	144,068	43,851	27,869	215,788

Accumulated Depreciation
Balance as of January 1, 2022	(46,743)	(25,566)	(20,598)	(92,907)
Depreciation of the period (*)	(14,761)	(8,362)	(741)	(23,864)
Write-downs	1,042	482	—	1,524
Total	(60,462)	(33,446)	(21,339)	(115,247)

Balance as of September 30, 2022	83,606	10,405	6,530	100,541

(*)	See Note No. 39 Depreciation and Amortization.

As of September 30, 2022 and December 31, 2021, there are no restrictions on the fixed assets of the Bank and its subsidiaries.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

17.	Right-of-use assets and Lease liabilities, continued:

	December 2021
	Buildings	Floor space for ATMs	Improvements to leased properties	Total
	MCh$	MCh$	MCh$	MCh$

Gross Balance
Balance as of January 1, 2021	123,215	40,445	26,579	190,239
Additions	12,123	2,867	1,386	16,376
Write-downs	(10,468)	(1,055)	(1,899)	(13,422)
Remeasurement	—	(206)	—	(206)
Others	108	—	—	108
Total	124,978	42,051	26,066	193,095

Accumulated Depreciation
Balance as of January 1, 2021	(33,560)	(16,496)	(21,354)	(71,410)
Depreciation of the year	(18,244)	(10,095)	(860)	(29,199)
Write-downs	5,064	1,025	1,616	7,705
Others	(3)	—	—	(3)
Total	(46,743)	(25,566)	(20,598)	(92,907)

Balance as of December 31, 2021	78,235	16,485	5,468	100,188

(c)	The future maturities (including unearned interest) of the lease liabilities as of September 30, 2022 and December 31, 2021:

	September 2022
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
Lease associated to:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Buildings	—	1,895	3,786	16,018	32,260	19,799	22,825	96,583
ATMs	—	1,087	2,151	7,323	1,323	225	92	12,201
Total	—	2,982	5,937	23,341	33,583	20,024	22,917	108,784

	December 2021
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
Lease associated to:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Buildings	—	1,785	3,555	13,516	28,025	21,530	27,733	96,144
ATMs	—	962	1,921	8,221	6,114	116	108	17,442
Total	—	2,747	5,476	21,737	34,139	21,646	27,841	113,586

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

17.	Right-of-use assets and Lease liabilities, continued:

The Bank and its subsidiaries maintain contracts with certain renewal options and for which there is reasonable certainty that said option shall be carried out. In such cases, the lease period used to measure the liability and assets corresponds to an estimate of future renewals.

The changes of the obligations for lease liabilities and the flows for the periods 2022 and 2021 are as follows:

Total cash flow for the period
Lease liability	MCh$

Balances as of January 1, 2021	115,017
Liabilities for new lease agreements	6,292
Interest expenses	1,514
Payments of capital and interests	(22,988)
Remeasurement	—
Derecognized contracts	(4,588)
Readjustments	3,766
Balances as of September 30, 2021	99,013
Liabilities for new lease agreements	1,991
Interest expenses	464
Payments of capital and interests	(7,597)
Remeasurement	(206)
Derecognized contracts	(936)
Readjustments	2,941
Balances as of December 31, 2021	95,670
Liabilities for new lease agreements	15,602
Interest expenses	1,400
Payments of capital and interests	(24,136)
Remeasurement	(176)
Derecognized contracts	(1,094)
Readjustments	8,191
Balances as of September 30, 2022	95,457

(c)	The future cash flows related to short-term lease agreements in effect as of September 30, 2022 correspond to Ch$3,370 million (Ch$5,569 million as of December 31, 2021).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

18.	Taxes:

(a)	Current Taxes:

The Bank and its subsidiaries at the end of each period, have constituted a First Category Income Tax Provision, which was determined based on current tax regulations, and has been reflected in the Statement of Financial Position net of taxes to be recovered or payable, as applicable, as of September 30, 2022 and December 31, 2021 according to the following detail:

	September	December
	2022	2021
	MCh$	MCh$

Income tax	250,120	299,396
Tax Previous year	—	—
Less:
Monthly prepaid taxes	(321,692)	(182,903)
Credit for training expenses	(1,267)	(2,000)
Others	(2,046)	(2,210)
Total	(74,885)	112,283

Tax rate	27%	27%

	September	December
	2022	2021
	MCh$	MCh$

Current tax assets	75,562	846
Current tax liabilities	(677)	(113,129)
Total tax receivable (payable), net	74,885	(112,283)

(b)	Income Tax:

The effect of the tax expense during the periods between January 1 and September 30, 2022 and 2021, are broken down as follows:

	September	September
	2022	2021
	MCh$	MCh$
Income tax expense:
Current year tax	282,502	154,939
Tax Previous year	2,931	(2,375)
Subtotal	285,433	152,564
(Credit) Debit for deferred taxes:
Origin and reversal of temporary differences	(84,316)	(26,577)
Subtotal	(84,316)	(26,577)
Others	5,569	2,526
Net charge to income for income taxes	206,686	128,513

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

18.	Taxes, continued:

(c)	Reconciliation of effective tax rate:

The following is a reconciliation of the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of September 30, 2022 and 2021:

	September 2022		September 2021
	Tax rate		Tax rate
	%	MCh$	%	MCh$

Income tax calculated on net income before tax	27.00	342,768	27.00	171,096
Additions or deductions	1.79	22,823	0.47	3,017
Price-level restatement	(12.52)	(158,905)	(7.20)	(45,600)
Effective rate and income tax expense	16.27	206,686	20.27	128,513

The effective rate for income tax for the period 2022 is 16.27% (20.27% in September 2021).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

18.	Taxes, continued:

(d)	Effect of deferred taxes on income and equity:

The Bank and its subsidiaries have recorded the effects of deferred taxes in their Interim Consolidated Financial Statements. The effects of deferred taxes on assets, liabilities and income accounts as of September 30, 2022:

	Balances as of December 31,	Effect on		Balances as of September 30,
	2021	Income	Equity	2022
	MCh$	MCh$	MCh$	MCh$
Debit Differences:
Allowances for loan losses	317,295	50,119	—	367,414
Personnel provisions	14,304	1,754	—	16,058
Provision of undrawn credit lines	4,139	(95)	—	4,044
Staff vacations provisions	9,993	400	—	10,393
Accrued interests adjustments from impaired loans	5,073	4,779	—	9,852
Staff severance indemnities provision	345	6	2	353
Provision of credit cards expenses	9,774	(16)	—	9,758
Provision of accrued expenses	12,315	332	—	12,647
Adjustment for valuation of financial assets at fair value through other comprehensive income	2,792	—	2,796	5,588
Leasing	52,019	26,762	—	78,781
Incomes received in advance	12,368	(2,154)	—	10,214
Other adjustments	36,871	373	—	37,244
Total Debit Differences	477,288	82,260	2,798	562,346

Credit Differences:
Depreciation and price-level restatement of property and equipment	16,446	(4,835)	—	11,611
Transitory assets	6,958	4,525	—	11,483
Loans accrued to effective rate	2,437	(90)	—	2,347
Prepaid expenses	5,668	(2,304)	—	3,364
Other adjustments	11,502	648	54	12,204
Total Credit Differences	43,011	(2,056)	54	41,009

Total, Net	434,277	84,316	2,744	521,337

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

18.	Taxes, continued:

(d)	Effect of deferred taxes on income and equity, continued:

The effects of deferred taxes on assets, liabilities and income accounts as of al September 30, 2021 and December 31, 2021:

	Balance as of December 31,	Effect on		Balances as of September 30,	Effect on		Balances as of December 31,
	2020	Income	Equity	2021	Income	Equity	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debit differences:
Allowances for loan losses	268,482	14,109	—	282,591	34,704	—	317,295
Personnel provisions	16,233	(931)	—	15,302	(998)	—	14,304
Staff vacations provisions	9,164	893	—	10,057	(64)	—	9,993
Accrued interest adjustments from impaired loans	4,570	(105)	—	4,465	608	—	5,073
Staff severance indemnities provision	537	(2)	(135)	400	(65)	10	345
Provisions of credit card expenses	7,959	1,457	—	9,416	358	—	9,774
Provisions of accrued expenses	14,083	(2,470)	—	11,613	702	—	12,315
Adjustment for valuation of financial assets at fair value through other comprehensive income	—	—	1,849	1,849	—	943	2,792
Leasing	28,835	12,192	—	41,027	10,992	—	52,019
Incomes received in advance	16,088	(2,881)	—	13,207	(839)	—	12,368
Other adjustments	27,738	11,588	—	39,326	5,631	(3,947)	41,010
Total Debit Differences	393,689	33,850	1,714	429,253	51,029	(2,994)	477,288

Credit differences:
Depreciation and price-level restatement of property and equipment	17,256	7	—	17,263	(817)	—	16,446
Adjustment for valuation of financial assets at fair value through other comprehensive income	1,056	—	(1,055)	1	—	(1)	—
Transitory assets	5,378	3,938	—	9,316	(2,358)	—	6,958
Loans accrued to effective rate	2,779	(268)	—	2,511	(74)	—	2,437
Prepaid expenses	2,234	4,363	—	6,597	(929)	—	5,668
Other adjustments	8,380	(767)	(339)	7,274	4,257	(29)	11,502
Total Credit Differences	37,083	7,273	(1,394)	42,962	79	(30)	43,011

Total, Net	356,606	26,577	3,108	386,291	50,950	(2,964)	434,277

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

18.	Taxes, continued:

(e)	For the purpose of complying with the Circular No. 47 issued by the Chilean Internal Revenue Service (SII) and No. 3,478 issued by the CMF, dated August 18, 2009 the changes and effects generated by the application of Article 31, No. 4 of the Income Tax Law are detailed below.

As the circular requires, the information corresponds only to the Bank’s credit operations and does not consider operations of subsidiary entities that are consolidated in these Interim Consolidated Financial Statements.

(e.1) Loans and advance to banks and Loans to customers as of September 30, 2022			Tax value assets
	Book value assets (*)	Tax value assets	Past-due loans with guarantees	Past-due loans without guarantees	Total Past-due loans
	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and advance to banks	3,111,269	3,111,894	—	—	—
Commercial loans	17,508,584	18,390,043	42,354	74,916	117,270
Consumer loans	4,399,842	5,531,995	613	24,025	24,638
Residential mortgage loans	11,136,919	11,168,355	7,073	690	7,763
Total	36,156,614	38,202,287	50,040	99,631	149,671

(e.1) Loans and advance to banks and Loans to customers as of December 31, 2021			Tax value assets
	Book value assets (*)	Tax value assets	Past-due loans with guarantees	Past-due loans without guarantees	Total Past-due loans
	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and advance to banks	1,529,313	1,529,832	—	—	—
Commercial loans	17,262,707	18,124,405	33,450	63,603	97,053
Consumer loans	3,977,579	5,098,856	503	10,156	10,659
Residential mortgage loans	10,315,921	10,345,098	8,878	363	9,241
Total	33,085,520	35,098,191	42,831	74,122	116,953

(*)	In accordance with the mentioned Circular and instructions from the SII, the value of financial statement assets, are presented on an individual basis (only Banco de Chile) net of allowance for loan losses and do not include lease and factoring operations.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

18.	Taxes, continued:

(e.2) Provisions on past-due loans	Balance as of January 1, 2022	Charge-offs against provisions	Provisions established	Provisions released	Balance as of September 30, 2022
	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	63,603	(31,154)	99,973	(57,506)	74,916
Consumer loans	10,156	(105,958)	126,605	(6,778)	24,025
Residential mortgage loans	363	(3,490)	16,482	(12,665)	690
Total	74,122	(140,602)	243,060	(76,949)	99,631

(e.2) Provisions on past-due loans	Balance as of January 1, 2021	Charge-offs against provisions	Provisions established	Provisions released	Balance as of December 31, 2021
	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	72,440	(59,081)	215,638	(165,394)	63,603
Consumer loans	12,626	(144,810)	150,834	(8,494)	10,156
Residential mortgage loans	122	(4,870)	34,589	(29,478)	363
Total	85,188	(208,761)	401,061	(203,366)	74,122

(e.3) Charge-offs and recoveries	September	December
	2022	2021
	MCh$	MCh$

Charge-offs Art. 31 No. 4 second subparagraph	18,510	26,712
Write-offs resulting in provisions released	114	1,738
Recovery or renegotiation of written-off loans	47,656	66,227

(e.4) Application of Art. 31 No. 4 first & third subsections of the income tax law	September	December
	2022	2021
	MCh$	MCh$

Charge-offs in accordance with first subsection	—	—
Write-offs in accordance with third subsection	114	1,738

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

19.	Other Assets:

At the end of each period, the item is composed as follows:

	September	December
	2022	2021
	MCh$	MCh$

Cash collateral provided for derivative financial transactions	393,133	293,378
Debtors from brokerage of financial instruments	124,469	172,769
Accounts receivable from third parties	111,795	117,130
Assets to be leased out as lessor (*)	103,892	94,462
Prepaid expenses	56,091	45,731
Income from regular activities from contracts with customers	21,489	11,132
Investment properties	12,209	12,477
VAT receivable	2	12,703
Pending transactions	2,983	2,292
Other provided cash collateral	2,097	1,921
Accumulated impairment in respect of other assets receivable	(1,216)	(2,050)
Other Assets	29,889	33,516
Total	856,833	795,461

(*)	Correspond to fixed assets to be delivered under the financial lease modality.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

20.	Non-current assets and disposal groups held for sale and Liabilities included in disposal groups for sale:

(a)	At the end of each period, the item is composed as follows:

	September	December
	2022	2021
	MCh$	MCh$

Assets received in lieu of payment or awarded at judicial sale (*)
Assets awarded at judicial sale	12,144	11,629
Assets received in lieu of payment	412	954
Provision for assets received in lieu of payment or awarded	(2)	(79)

Non-current assets for sale
Investments in other companies (**)	—	3,961
Assets for recovery of assets transferred in financial leasing operations	622	2,954

Disposal groups held for sale	—	—
Total	13,176	19,419

(*)	Assets received in lieu of payment are assets received as payment of customers’ past-due debts. The assets acquired must not exceed the aggregate 20% of the Bank’s effective equity. These assets currently represent 0.0065% (0.0169% as of December 31, 2021) of the Bank’s effective equity.

(**)	At the end of December 2021, it corresponds to the participation in Sociedad Operadora de Tarjeta de Crédito Nexus S.A., which had been reclassified as a non-current asset, which was subsequently sold on September 30, 2022 (See Note No. 5 letter c)).

(b)	The changes of the provision for assets received in lieu of payment during the periods 2022 and 2021 are as follows:

Provision for assets received in lieu of payment	MCh$

Balance as of January 1, 2021	52
Provisions used	(97)
Provisions established	119
Provisions released	—
Balance as of September 30, 2021	74
Provisions used	(41)
Provisions established	46
Provisions released	—
Balance as of December 31, 2021	79
Provisions used	(335)
Provisions established	258
Provisions released	—
Balance as of September 30, 2022	2

(c)	The Bank does not present liabilities included in the disposal group for sale during the periods September 2022 and December 2021.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

21.	Financial liabilities held for trading at fair value through profit or loss:

The item detail is as follows:

	September	December
	2022	2021
	MCh$	MCh$

Financial derivative contracts	4,321,134	2,772,503
Other financial instruments	2,742	9,610
Total	4,323,876	2,782,113

a)	As of September 30, 2022 and December 31, 2021, the Bank maintains the following debt portfolio of derivative instruments:

	Notional amount of contract with final expiration date in
	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Total		Fair value Liabilities
	September	December	September	December	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Currency forward	—	—	3,963,450	2,713,040	2,842,574	2,847,610	3,735,580	3,581,429	746,132	537,651	9,697	4,603	—	—	11,297,433	9,684,333	746,600	505,179
Interest rate swap	—	—	762,240	602,352	1,152,048	1,951,608	5,952,153	5,662,946	5,584,953	5,557,886	3,696,267	3,312,684	4,809,779	4,927,051	21,957,440	22,014,527	1,722,549	831,338
Interest rate swap and cross currency swap	—	—	365,025	158,302	542,478	436,814	2,251,610	2,567,509	2,911,224	2,857,645	2,171,719	2,017,579	2,906,357	2,673,152	11,148,413	10,711,001	1,845,077	1,432,801
Call currency options	—	—	12,637	6,828	19,665	9,360	24,982	24,579	—	341	—	—	—	—	57,284	41,108	5,757	2,726
Put currency options	—	—	12,378	5,457	27,548	26,668	57,545	27,599	2,909	2,631	—	—	—	—	100,380	62,355	1,151	459
Total	—	—	5,115,730	3,485,979	4,584,313	5,272,060	12,021,870	11,864,062	9,245,218	8,956,154	5,877,683	5,334,866	7,716,136	7,600,203	44,560,950	42,513,324	4,321,134	2,772,503

b)	Other instruments or financial liabilities:

	September	December
	2022	2021
	MCh$	MCh$

Current accounts and other demand deposits	—	—
Savings accounts and other time deposits	—	—
Debt instruments issued	—	—
Others	2,742	9,610
Total	2,742	9,610

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

22.	Financial liabilities at amortized cost:

The item detail is as follows:

	September	December
	2022	2021
	MCh$	MCh$

Current accounts and other demand deposits	14,298,698	18,249,881
Saving accounts and time deposits	12,992,748	8,803,713
Obligations by repurchase agreements and securities lending	201,805	85,399
Borrowings from financial institutions	5,360,800	4,861,865
Debt financial instruments issued	8,782,813	8,561,395
Other financial obligations	234,149	250,005
Total	41,871,013	40,812,258

(a)	Current accounts and other demand deposits:

At the end of each period, the composition of current accounts and other demand deposits is as follows:

	September	December
	2022	2021
	MCh$	MCh$

Current accounts	11,885,607	15,349,225
Other demand obligations	1,309,322	1,259,367
Demand deposits accounts	697,142	952,621
Other demand deposits	406,627	688,668
Total	14,298,698	18,249,881

(b)	Saving accounts and time deposits:

At the end of each period, the composition of saving accounts and time deposits is as follows:

	September	December
	2022	2021
	MCh$	MCh$

Time deposits	12,522,271	8,319,166
Term savings accounts	433,436	448,257
Other term balances payable	37,041	36,290
Total	12,992,748	8,803,713

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

22.	Financial liabilities at amortized cost, continued:

(c)	Obligations by repurchase agreements and securities lending:

The Bank obtains financing by selling financial instruments and agreeing to repurchase them in the future, plus interest at a prefixed rate. As of September 30, 2022 and December 31, 2021, the repurchase agreements are the following:

	Demand		Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	September	December	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Central Bank promissory notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by the Chilean Government and Central Bank of Chile	—	—	716	351	—	—	—	—	—	—	—	—	—	—	716	351
Subtotal	—	—	716	351	—	—	—	—	—	—	—	—	—	—	716	351
Other Financial Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	—	—	201,030	84,996	59	—	—	52	—	—	—	—	—	—	201,089	85,048
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	201,030	84,996	59	—	—	52	—	—	—	—	—	—	201,089	85,048
Financial Instruments issued by Foreign Institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by foreing	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	—	—	201,746	85,347	59	—	—	52	—	—	—	—	—	—	201,805	85,399

Securities sold:

The fair value of the financial instruments delivered as collateral by the Bank and its subsidiaries, in sales transactions with repurchase agreement and securities lending as of September 30, 2022 amounts to Ch$201,737 million (Ch$85,322 million in December 2021). In the event that the Bank and its subsidiaries enter into default or bankruptcy, the counterparty is authorized to sell or deliver these investments as collateral.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

22.	Financial liabilities at amortized cost, continued:

(d)	Borrowings from Financial Institutions:

At the end of each period, borrowings from financial institutions are detailed as follows:

	September	December
	2022	2021
	MCh$	MCh$

Foreign banks
Foreign banks
Wells Fargo Bank	268,826	145,070
Bank of Nova Scotia	161,603	—
Standard Chartered Bank	103,275	4,990
Bank of New York Mellon	88,165	17,055
Citibank N.A. United State	79,391	70,590
Bank of America	69,040	43,925
Commerzbank AG	289	1,782
Bank of Tokyo	—	412
Sumitomo Mitsui Banking	—	42,641

Borrowings and other obligations
Wells Fargo Bank	145,937	133,692
Citibank N.A. United Kingdom	83,308	48,120
Citibank N.A. United State	8,110	4,173
Standard Chartered Bank	2,642	211
Bank of America	1,582	—
Commerzbank AG	114	568
Others	58	176
Subtotal foreign banks	1,012,340	513,405

Chilean Central Bank (*)	4,348,460	4,348,460

Total	5,360,800	4,861,865

(*)	Financing provided by the Chilean Central Bank to deliver liquidity to the economy and support the flow of credit to households and companies, among which are the Conditional Credit Facility to Increase Placements (FCIC by its Spanish initials) and the Liquidity Credit Line (LCL).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

22.	Financial liabilities at amortized cost, continued:

(e)	Debt financial instruments issued:

At the end of each period, the composition of debt financial instruments issued as follows:

	September	December
	2022	2021
	MCh$	MCh$

Letters of credit
Letters of credit for housing	2,697	4,005
Letters of credit for general purposes	64	109

Bonds
Current Bonds	8,780,052	8,557,281
Mortgage bonds	—	—
Total	8,782,813	8,561,395

During the period ended September 30, 2022 Banco de Chile has placed bonds for Ch$350,068 million, which corresponds to Short-Term Current Bonds and Long-Term Bonds for amounts of Ch$102,770 and Ch$247,298 million respectively, according to the following details:

Short-term Current Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date
Wells Fargo Bank	USD	17,065	1.61	18/05/2022	16/08/2022
Wells Fargo Bank	USD	41,944	1.61	19/05/2022	17/08/2022
Citibank N.A.	USD	8,379	2.25	20/05/2022	21/11/2022
Citibank N.A.	USD	5,028	1.60	20/05/2022	22/08/2022
Wells Fargo Bank	USD	28,702	2.35	06/06/2022	06/12/2022
Citibank N.A.	USD	1,652	2.25	09/06/2022	09/12/2022
Total as of September 30, 2022		102,770

Long-Term Bonds

Serie	Currency	Amount MCh$	Terms Years	Annual interest rate %	Issued date	Maturity date
BCHIBS0815	UF	15,706	14	3.00	05/01/2022	05/01/2036
BCHIBS0815	UF	15,719	14	3.06	20/01/2022	20/01/2036
BCHICF0815	UF	65,738	17	2.65	01/03/2022	01/03/2039
BCHICP0815	UF	65,882	19	2.80	01/03/2022	01/03/2041
BCHIBS0815	UF	32,583	14	2.60	17/03/2022	17/03/2036
Subtotal UF		195,628

BONO PEN	PEN	51,670	20	8.65	09/03/2022	09/03/2042
Subtotal others currency		51,670
Total as of September 30, 2022		247,298

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

22.	Financial liabilities at amortized cost, continued:

(e)	Debt financial instruments issued, continued:

During the year ended December 31, 2021, Banco de Chile has placed bonds for Ch$1,661,016 million, which corresponds to Short-Term Bonds and Current Bonds for amount of Ch$698,435 million and Ch$962,581 million respectively, according to the following details:

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date

Wells Fargo Bank	USD	72,240	0.23	20/01/2021	20/04/2021
Wells Fargo Bank	USD	36,736	0.38	09/02/2021	04/02/2022
Citibank N.A.	USD	36,736	0.28	09/02/2021	02/08/2021
Wells Fargo Bank	USD	35,700	0.26	25/02/2021	24/08/2021
Citibank N.A.	USD	71,400	0.23	25/02/2021	01/06/2021
Wells Fargo Bank	USD	35,700	0.26	25/02/2021	26/08/2021
Citibank N.A.	USD	36,295	0.34	04/03/2021	03/09/2021
Citibank N.A.	USD	72,589	0.34	04/03/2021	07/09/2021
Wells Fargo Bank	USD	18,147	0.25	04/03/2021	01/06/2021
Wells Fargo Bank	USD	78,814	0.25	08/09/2021	01/06/2022
Citibank N.A.	USD	78,873	0.23	10/09/2021	10/03/2022
Wells Fargo Bank	USD	39,436	0.25	10/09/2021	08/06/2022
Citibank N.A.	USD	78,413	0.23	13/09/2021	17/03/2022
Wells Fargo Bank	USD	4,283	0.28	15/09/2021	14/09/2022
Citibank N.A.	USD	3,073	0.28	22/09/2021	16/09/2022
Total as of December 31, 2021		698,435

Long-Term Current Bonds

Serie	Currency	Amount MCh$	Terms Years	Annual issue rate %	Issue date	Maturity date

BCHIER1117	UF	109,889	6	3.68	22/10/2021	22/10/2027
BCHICD0815	UF	58,658	9	3.59	25/10/2021	25/10/2030
BCHIEU0917	UF	109,363	7	3.70	25/10/2021	25/10/2028
Subtotal UF		277,910

BONO JPY	JPY	36,097	10	0.70	17/08/2021	17/08/2031
BONO AUD	AUD	31,203	10	Rate BBSW+1.38	12/08/2021	12/08/2031
BONO CHF	CHF	115,483	5	0.32	14/10/2021	14/10/2026
BONO USD	USD	82,543	5	2.22	17/11/2021	17/11/2026
BONO USD	USD	419,345	10	2.99	07/12/2021	07/12/2031
Subtotal Others currency		684,671
Total as of December 31, 2021		962,581

As of September 30, 2022 and December 31, 2021, the Bank has not presented defaults in the payment of principal and interest on its debt instruments. Likewise, there have been no breaches of covenants and other commitments associated with the debt instruments issued.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

22.	Financial liabilities at amortized cost, continued:

(f)	Other Financial Obligations:

At the end of each period, the composition of other financial obligations as follows:

	September	December
	2022	2021
	MCh$	MCh$

Other Chilean financial obligations	234,027	249,782
Other financial obligations with the Public sector	122	223
Total	234,149	250,005

23.	Financial instruments of regulatory capital issued:

a)	At the end of each period, this item is composed as follows:

	September	December
	2022	2021
	MCh$	MCh$

Subordinated bonds with transitory recognition	—	—
Subordinated bonds	1,002,053	917,510

Bonds with no fixed term of maturity	—	—
Preferred stock	—	—
Total	1,002,053	917,510

b)	Issuances of regulatory capital financial instruments in the period:

During the period ended September 30, 2022 and December 31, 2021, no issues of regulatory capital financial instruments have been made.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

23.	Financial instruments of regulatory capital issued, continued:

c)	Changes in regulatory capital financial instruments:

	Subordinated bonds	Bonds with no maturity	Preferred shares
	MCh$

Balance as of January 1, 2021	886,407	—	—
Emissions made	—	—	—
Transaction costs	—	—	—
Transaction costs amortization	—	—	—
Accrued interest	29,577	—	—
Acquisition or redemption by the issuer	—	—	—
Modification of the issuance conditions	—	—	—
Interest and UF indexation payments to the holder	(39,895)	—	—
Principal payments to the holder	(16,277)	—	—
Accrued UF indexation	57,698	—	—
Exchange rate differences	—	—	—
Depreciation	—	—	—
Reappraisal	—	—	—
Expiration	—	—	—
Conversion to common shares	—	—	—
Balance as of December 31, 2021	917,510	—	—

Balance as of January 1, 2022	917,510	—	—
Emissions made	—	—	—
Transaction costs	—	—	—
Transaction costs amortization	—	—	—
Accrued interest	23,094	—	—
Acquisition or redemption by the issuer	—	—	—
Modification of the issuance conditions	—	—	—
Interest and UF indexation payments to the holder	(24,158)	—	—
Principal payments to the holder	(9,932)	—	—
Accrued UF indexation	95,539	—	—
Exchange rate differences	—	—	—
Depreciation	—	—	—
Reappraisal	—	—	—
Expiration	—	—	—
Conversion to common shares	—	—	—
Balance as of September 30, 2022	1,002,053	—	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

23.	Financial instruments of regulatory capital issued, continued:

d)	Below is the detail of the subordinated bonds due as of September 30, 2022 and December 31, 2021:

September 2022
Serie	Currency	Issuance currency amount	Interest rate %	Registration date	Maturity date	Balance due MCh$
C1	UF	300,000	7.5	06/12/1999	01/01/2030	5,320
C1	UF	200,000	7.4	06/12/1999	01/01/2030	3,552
C1	UF	530,000	7.1	06/12/1999	01/01/2030	9,499
C1	UF	300,000	7.1	06/12/1999	01/01/2030	5,380
C1	UF	50,000	6.5	06/12/1999	01/01/2030	913
C1	UF	450,000	6.6	06/12/1999	01/01/2030	8,215
D2	UF	1,600,000	4.3	20/06/2002	01/04/2023	5,502
D2	UF	400,000	4.3	20/06/2002	01/04/2023	1,376
D1	UF	2,000,000	3.6	20/06/2002	01/04/2026	23,732
F	UF	1,000,000	5.0	28/11/2008	01/11/2033	33,461
F	UF	1,500,000	5.0	28/11/2008	01/11/2033	50,192
F	UF	759,000	4.5	28/11/2008	01/11/2033	26,472
F	UF	241,000	4.5	28/11/2008	01/11/2033	8,406
F	UF	4,130,000	4.2	28/11/2008	01/11/2033	147,085
F	UF	1,000,000	4.3	28/11/2008	01/11/2033	35,614
F	UF	70,000	4.2	28/11/2008	01/11/2033	2,501
F	UF	4,000,000	3.9	28/11/2008	01/11/2033	147,340
F	UF	2,300,000	3.8	28/11/2008	01/11/2033	85,082
G	UF	600,000	4.0	29/11/2011	01/11/2036	20,365
G	UF	50,000	4.0	29/11/2011	01/11/2036	1,697
G	UF	80,000	3.9	29/11/2011	01/11/2036	2,735
G	UF	450,000	3.9	29/11/2011	01/11/2036	15,402
G	UF	160,000	3.9	29/11/2011	01/11/2036	5,476
G	UF	1,000,000	2.7	29/11/2011	01/11/2036	39,031
G	UF	300,000	2.7	29/11/2011	01/11/2036	11,709
G	UF	1,360,000	2.6	29/11/2011	01/11/2036	53,253
J	UF	1,400,000	1.0	29/11/2011	01/11/2042	72,259
J	UF	1,500,000	1.0	29/11/2011	01/11/2042	77,536
J	UF	1,100,000	1.0	29/11/2011	01/11/2042	57,293
I	UF	900,000	1.0	29/11/2011	01/11/2040	45,655
				Total subordinated bonds due		1,002,053

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

23.	Financial instruments of regulatory capital issued, continued:

December 2021
Serie	Currency	Issuance currency amount	Interest rate %	Registration date	Maturity date	Balance due MCh$
C1	UF	300,000	7.5	06/12/1999	01/01/2030	5,377
C1	UF	200,000	7.4	06/12/1999	01/01/2030	3,591
C1	UF	530,000	7.1	06/12/1999	01/01/2030	9,605
C1	UF	300,000	7.1	06/12/1999	01/01/2030	5,441
C1	UF	50,000	6.5	06/12/1999	01/01/2030	924
C1	UF	450,000	6.6	06/12/1999	01/01/2030	8,313
C2	UF	250,000	7.5	06/12/1999	01/01/2022	390
C2	UF	350,000	6.6	06/12/1999	01/01/2022	546
C2	UF	1,000,000	6.5	06/12/1999	01/01/2022	1,561
A7	UF	40,000	6.9	16/07/1999	01/08/2022	115
A7	UF	50,000	6.9	16/07/1999	01/08/2022	144
A7	UF	200,000	6.9	16/07/1999	01/08/2022	577
A7	UF	50,000	6.9	16/07/1999	01/08/2022	144
A7	UF	50,000	6.9	16/07/1999	01/08/2022	144
A7	UF	160,000	6.9	16/07/1999	01/08/2022	461
A7	UF	450,000	6.9	16/07/1999	01/08/2022	1,297
C2	UF	60,000	6.7	06/12/1999	01/01/2022	94
C2	UF	280,000	6.7	06/12/1999	01/01/2022	437
C2	UF	170,000	6.7	06/12/1999	01/01/2022	265
C2	UF	110,000	6.6	06/12/1999	01/01/2022	172
C2	UF	30,000	6.7	06/12/1999	01/01/2022	47
D2	UF	1,600,000	4.3	20/06/2002	01/04/2023	7,311
D2	UF	400,000	4.3	20/06/2002	01/04/2023	1,828
D1	UF	2,000,000	3.6	20/06/2002	01/04/2026	23,734
F	UF	1,000,000	5.0	28/11/2008	01/11/2033	29,865
F	UF	1,500,000	5.0	28/11/2008	01/11/2033	44,797
F	UF	759,000	4.5	28/11/2008	01/11/2033	23,686
F	UF	241,000	4.5	28/11/2008	01/11/2033	7,521
F	UF	4,130,000	4.2	28/11/2008	01/11/2033	131,800
F	UF	1,000,000	4.3	28/11/2008	01/11/2033	31,910
F	UF	70,000	4.2	28/11/2008	01/11/2033	2,242
F	UF	4,000,000	3.9	28/11/2008	01/11/2033	132,309
F	UF	2,300,000	3.8	28/11/2008	01/11/2033	76,415
G	UF	600,000	4.0	29/11/2011	01/11/2036	18,235
G	UF	50,000	4.0	29/11/2011	01/11/2036	1,520
G	UF	80,000	3.9	29/11/2011	01/11/2036	2,450
G	UF	450,000	3.9	29/11/2011	01/11/2036	13,797
G	UF	160,000	3.9	29/11/2011	01/11/2036	4,905
G	UF	1,000,000	2.7	29/11/2011	01/11/2036	35,193
G	UF	300,000	2.7	29/11/2011	01/11/2036	10,558
G	UF	1,360,000	2.6	29/11/2011	01/11/2036	48,023
J	UF	1,400,000	1.0	29/11/2011	01/11/2042	65,675
J	UF	1,500,000	1.0	29/11/2011	01/11/2042	70,473
J	UF	1,100,000	1.0	29/11/2011	01/11/2042	52,089
I	UF	900,000	1.0	29/11/2011	01/11/2040	41,529
				Total subordinated bonds due		917,510

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

24.	Provisions for contingencies:

(a)	At the end of each period, this item is composed as follows:

	September	December
	2022	2021
	MCh$	MCh$

Provisions for employee benefit obligations	114,272	106,964
Provisions for obligations of customer loyalty and merit programs	35,875	35,937
Provisions for operational risk	958	693
Provisions of a bank branch abroad for profit remittances to its parent company	—	—
Provisions for reestructuring plans	—	—
Provisions for lawsuits and litigation	—	—
Other provisions for contingencies	264	264
Total	151,369	143,858

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

24.	Provisions for contingencies, continued;

(b)	The following table shows the changes in provisions during the period 2022 and 2021:

	Provisions for employee benefit obligations	Provisions of a bank branch abroad for profit remittances to its parent company	Provisions for reestructuring plans	Provisions for lawsuits and litigation	Provisions for obligations of customer loyalty and merit programs	Provisions for operational risk	Other provisions for contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2021	111,243	—	—	244	30,187	311	264	142,249
Provisions established	91,890	—	—	—	4,424	40	—	96,354
Provisions used	(95,127)	—	—	—	—	—	—	(95,127)
Provisions released	—	—	—	(244)	—	—	—	(244)
Balances as of September 30, 2021	108,006	—	—	—	34,611	351	264	143,232
Provisions established	16,286	—	—	—	1,326	342	—	17,954
Provisions used	(17,328)	—	—	—	—	—	—	(17,328)
Provisions released	—	—	—	—	—	—	—	—
Balances as of December 31, 2021	106,964	—	—	—	35,937	693	264	143,858
Provisions established	82,177	—	—	—	—	265	—	82,442
Provisions used	(74,869)	—	—	—	—	—	—	(74,869)
Provisions released	—	—	—	—	(62)	—	—	(62)
Balances as of September 30, 2022	114,272	—	—	—	35,875	958	264	151,369

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

24.	Provisions for contingencies, continued;

(c)	Provisions for employee benefit obligations:

	September	December
	2022	2021
	MCh$	MCh$

Provision of short-term employee benefits	107,199	100,518
Provision of benefits to employees for contract termination	7,073	6,446
Provisión of benefits to post-employment employees	—	—
Provision of long-term employee benefits	—	—
Provision of share-based employee benefits	—	—
Provisión for obligations for defined contribution post-employment plans	—	—
Provisión for obligations for post-employment defined benefit plans	—	—
Provision for other employee obligations	—	—
Total	114,272	106,964

(d)	Provision of short-term employee benefits:

(i)	Compliance bonuses provision:

	September	September
	2022	2021
	MCh$	MCh$

Balances as of January 1	53,070	43,941
Net provisions established	43,812	41,207
Provisions used	(46,588)	(35,429)
Total	50,294	49,719

(ii)	Vacation provision:

	September	September
	2022	2021
	MCh$	MCh$

Balances as of January 1	37,010	33,993
Net provisions established	7,166	9,473
Provisions used	(5,682)	(6,216)
Total	38,494	37,250

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

24.	Provisions for contingencies, continued;

(d)	Provision of short-term employee benefits, continued:

(iii)	Provision of other benefits to personnel:

	September	September
	2022	2021
	MCh$	MCh$

Balances as of January 1	10,438	25,728
Net provisions established	29,641	17,173
Provisions used	(21,668)	(28,390)
Total	18,411	14,511

(e)	Provision of benefits to employees for contract termination:

(i)	Changes of the provision for employee benefits due to the termination of the employment contract:

	September	September
	2022	2021
	MCh$	MCh$

Present value of the obligations at the beginning of the period	6,446	7,581
Increase in provision	1,551	306
Benefit paid	(932)	(863)
Effect of change in actuarial factors	8	(500)
Total	7,073	6,524

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

24.	Provisions for contingencies, continued;

(e)	Provision of benefits to employees for contract termination, continued:

(ii)	Net benefits expenses:

	September	September
	2022	2021
	MCh$	MCh$

Increase (decrease) in provisions	1,193	(64)
Interest cost of benefits obligations	358	370
Effect of change in actuarial factors	8	(500)
Net benefit expenses	1,559	(194)

(iii)	Factors used in the calculation of the provision:

The main assumptions used in the determination of severance indemnity obligations for the Bank’s plan are shown below:

	September 30, 2022	December 31, 2021
	%	%

Discount rate	6.49	5.70
Salary increase rate	4.80	3.94
Payment probability	99.99	99.99

The most recent actuarial valuation of the staff severance indemnities provision was carried out during the third quarter of 2022.

(f)	Employee benefits share-based provision:

As of September 30, 2022 and December 31, 2021, the Bank and its subsidiaries do not have a stock-based compensation plan.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

25.	Provision for dividends, interests and reappraisal of financial instruments of regulatory capital issued:

(a)	The item detail is as follows:

	September	December
	2022	2021
	MCh$	MCh$

Provisions for dividends	375,197	323,897
Provisions for payment of interest on bonds with no fixed maturity date	—	—
Provision for revaluation of bonds without a fixed term of maturity	—	—
Total	375,197	323,897

(b)	The changes at the end of each period are as follows:

	Provisions for dividends	Provisions for payment of interest on bonds with no fixed maturity date	Provision for revaluation of bonds without a fixed term of maturity	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2021	220,271	—	—	220,271
Provisions established	226,135	—	—	226,135
Provisions used	(220,271)	—	—	(220,271)
Provisions released	—	—	—	—
Balances as of September 30, 2021	226,135	—	—	226,135
Provisions used	97,762	—	—	97,762
Provisions released	—	—	—	—
Provisions used	—	—	—	—
Balances as of December 31, 2021	323,897	—	—	323,897
Provisions used	375,197	—	—	375,197
Provisions released	(323,897)	—	—	(323,897)
Provisions used	—	—	—	—
Balances as of September 30, 2022	375,197	—	—	375,197

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

26.	Special provisions for credit risk:

a)	At the end of each period, this item is composed as follows:

	September	December
	2022	2021
	MCh$	MCh$

Additional loan provisions	685,252	540,252
Provisions for credit risk for contingent loans (*)	60,836	53,986
Provisions for country risk for transactions with debtors with residence abroad	15,353	7,336
Special provisions for loans abroad	—	—
Provisions for adjustments to the minimum provision required for normal portfolio with individual evaluation	—	—
Provisions constituted by credit risk as a result of additional prudential requirements	—	—
Total	761,441	601,574

(*)	The changes of provisions for credit risk for contingent loans is disclosed in Note No. 13 letter f).

b)	The changes of provisions for special credit risk is as follows:

	Additional loan provisions	Provisions for credit risk for contingent loans	Provisions for country risk for transactions with debtors with residence abroad	Total
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2021	320,252	76,191	5,447	401,890
Provisions established	140,000	859	3,222	144,081
Provisions used	—	—	—	—
Provisions released	—	—	—	—
Foreign exchange adjustments	—	1,434	—	1,434
Balances as of September 30, 2021	460,252	78,484	8,669	547,405
Provisions established	80,000	—	—	80,000
Provisions used	—	—	—	—
Provisions released	—	(10,484)	(1,333)	(11,817)
Foreign exchange adjustments	—	(14,014)	—	(14,014)
Balances as of December 31, 2021	540,252	53,986	7,336	601,574
Provisions established	145,000	5,361	8,017	158,378
Provisions used	—	—	—	—
Provisions released	—	—	—	—
Foreign exchange adjustments	—	1,489	—	1,489
Balances as of September 30, 2022	685,252	60,836	15,353	761,441

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

27.	Other Liabilities:

At the end of each period, this item is composed as follows:

	September	December
	2022	2021
	MCh$	MCh$

Accounts payable to third parties	339,344	328,126
Cash guarantees received for derivative financial transactions	295,556	336,292
Obligations for mortgage loans granted to be remit to other banks and/or real estate companies	198,567	285,325
Creditors for intermediation of financial instruments	126,306	174,485
Liability for income from usual activities from contracts with customers	63,550	63,517
Securities to be settled	45,781	54,715
Agreed dividends payable	8,778	5,140
VAT debit	5,878	18,144
Outstanding transactions	1,331	4,789
Other cash guarantees received	553	535
Other liabilities	29,769	33,051
Total	1,115,413	1,304,119

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

28.	Equity:

(a)	Capital:

(i)	Authorized, subscribed and paid shares:

As of September 30, 2022, the paid-in capital of Banco de Chile is represented by 101,017,081,114 registered shares (101,017,081,114 shares as of December 31, 2021), with no par value, subscribed and fully paid.

	As of September 30, 2022
Corporate Name or Shareholders’s name	Number of Shares	% of Equity Holding
LQ Inversiones Financieras S.A.	46,815,289,329	46.344%
Banchile Corredores de Bolsa S.A.	5,184,896,643	5.133%
Banco de Chile on behalf of non-resident third parties	5,039,440,023	4.989%
Banco Santander on behalf foreign investors	4,928,716,512	4.879%
Inversiones LQ-SM Limitada	4,854,988,014	4.806%
Banco de Chile on behalf State Street	4,456,135,815	4.411%
Banco de Chile on behalf Citibank New York	2,118,878,343	2.098%
Ever Chile SPA	1,888,369,814	1.869%
J P Morgan Chase Bank	1,211,482,708	1.199%
Inversiones Avenida Borgoño SPA	1,190,565,316	1.179%
Ever 1 BAE SPA	1,166,584,950	1.155%
Larraín Vial S.A. Corredora de Bolsa	938,989,870	0.930%
A.F.P Habitat S.A. for A Fund	657,590,265	0.651%
A.F.P Cuprum S.A. for A Fund	611,341,815	0.605%
Valores Security S.A. Corredores de Bolsa	519,197,927	0.514%
Santander S.A. Corredores de Bolsa Limitada	492,746,376	0.488%
Inversiones CDP SPA	487,744,912	0.483%
A.F.P Capital S.A. for A Fund	480,915,834	0.476%
A.F.P Habitat S.A. for B Fund	437,904,047	0.433%
BCI Corredores de Bolsa S.A.	415,960,815	0.412%
Subtotal	83,897,739,328	83.053%
Others shareholders	17,119,341,786	16.947%
Total	101,017,081,114	100.000%

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

28.	Equity, continued:

(a)	Capital, continued:

(i)	Authorized, subscribed and paid shares, continued:

	As of December 31, 2021
Corporate Name or Shareholders’s name	Number of Shares	% of Equity Holding
LQ Inversiones Financieras S.A.	46,815,289,329	46.344%
Banchile Corredores de Bolsa S.A.	5,745,082,033	5.687%
Inversiones LQ-SM Limitada	4,854,988,014	4.806%
Banco Santander on behalf foreign investors	4,562,248,706	4.516%
Banco de Chile on behalf State Street	3,654,038,675	3.617%
Banco de Chile on behalf of non-resident third parties	3,528,713,024	3.493%
Ever Chile SPA	2,201,574,554	2.179%
Ever 1 BAE SPA	2,104,584,950	2.083%
Banco de Chile on behalf Citibank New York	2,053,637,155	2.033%
Inversiones Aspen Ltda.	1,594,040,870	1.578%
Inversiones Avenida Borgoño SPA	1,190,565,316	1.179%
Larraín Vial S.A. Corredora de Bolsa	1,085,751,023	1.075%
J P Morgan Chase Bank	1,063,239,108	1.053%
A.F.P Habitat S.A. for A Fund	611,001,048	0.605%
Santander S.A. Corredores de Bolsa Limitada	586,905,632	0.581%
BCI Corredores de Bolsa S.A.	540,263,012	0.535%
Inversiones CDP SPA	487,744,912	0.483%
Valores Security S.A. Corredores de Bolsa	473,695,265	0.469%
BICE Inversiones Corredores de Bolsa S.A.	462,020,571	0.457%
A.F.P Cuprum S.A. for A Fund	457,880,375	0.453%
Subtotal	84,073,263,572	83.226%
Others shareholders	16,943,817,542	16.774%
Total	101,017,081,114	100.000%

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

28.	Equity, continued:

(a)	Capital, continued:

(ii)	Shares:

The following table shows the changes in share from December 31, 2021 to September 30, 2022:

Total
Ordinary Shares

Total shares as of December 31, 2021	101,017,081,114

Total shares as of September 30, 2022	101,017,081,114

(b)	Approval and payment of dividends:

At the Bank Ordinary Shareholders’ Meeting held on March 17, 2022 it was approved the distribution and payment of dividend No. 210 of Ch$5.34393608948 per share of the Banco de Chile, with charge to the net distributable income for the year 2021. The dividends paid in the in the period 2022 amounted to Ch$539,827 million.

At the Bank Ordinary Shareholders’ Meeting held on March 25, 2021 it was approved the distribution and payment of dividend No. 209 of Ch$2.18053623438 per share of the Banco de Chile, with charge to the net distributable income for the year 2020. The dividends paid in the year 2021 amounted to Ch$220,271 million.

(c)	Provision for minimum dividends:

The Board of Directors of Banco de Chile agreed for the purposes of minimum dividends, to establish a provision of 60% of the net income resulting from reducing or adding to the net income for the corresponding period, the value effect of the monetary unit of paid capital and reserves, as a result of any change in the Consumer Price Index (CPI) between the month prior to the current month and the month of November of the previous year. The amount to be reduced of the liquid income for the period ended as of September 30, 2022 amounted to Ch$437,494 million.

As indicated, as of September 30, 2022, the amount of the net income determined in accordance with the preceding paragraph is equivalent to Ch$625,329 million (Ch$539,828 million as of December 31, 2021). Consequently, the Bank recorded a provision for minimum dividends under “Provision for dividends, interests and reappraisal of financial instruments of regulatory capital issued” as of September 30, for an amount of Ch$375,197 million (Ch$323,897 million in December 2021), which reflects as a counterpart an equity reduction for the same amount in the item “Retained earnings”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

28.	Equity, continued:

(d)	Earnings per share:

(i)	Basic earnings per share:

Basic earnings per share are determined by dividing the net income attributable to the Bank ordinary equity holders in a period between the weighted average number of shares outstanding during that period, excluding the average number of own shares held throughout the period.

(ii)	Diluted earnings per share:

In order to calculate the diluted earnings per share, both the amount of income attributable to common shareholders and the weighted average number of shares outstanding, net of own shares, must be adjusted for all the inherent dilutive effects to the potential common shares (stock options, warrants and convertible debt).

Accordingly, the basic and diluted earnings per share as of September 30, 2022 and 2021 were determined as follows:

	September	September
	2022	2021
Basic earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million Chilean pesos)	1,062,823	505,176
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114
Earning per shares (in Chilean pesos)	10.52	5.00

Diluted earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million Chilean pesos)	1,062,823	505,176
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114
Assumed conversion of convertible debt
Adjusted number of shares	101,017,081,114	101,017,081,114
Diluted earnings per share (in Chilean pesos)	10.52	5.00

As of September 30, 2022 and 2021, the Bank does not have instruments that generate dilutive effects.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

28.	Equity, continued:

(e)	Other comprehensive income

Below is the composition and changes of accumulated other comprehensive income as of September 30, 2022 and 2021:

	Elements that will not be reclassified in profit or loss				Elements that can be reclassified in profit or loss
	New measurements of net defined benefit liability and actuarial results for other employee benefit plans	Fair value changes of equity instruments designated as at fair value through other comprehensive income	Income tax	Subtotal	Fair value changes of financial assets at fair value through other comprehensive income	Cash flow accounting hedge	Participation in other comprehensive income of entities registered under the equity method	Income tax	Subtotal	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of December 31, 2020 before re-expression as of January 1, 2021	—	—	—	—	801	(70,682)	—	18,631	(51,250)	(51,250)
Effects of changes in accounting policies	(753)	4,958	(1,134)	3,071	3,106	—	(23)	(833)	2,250	5,321
Opening balances as of January 1, 2021	(753)	4,958	(1,134)	3,071	3,907	(70,682)	(23)	17,798	(49,000)	(45,929)
Other comprehensive income for the period	500	(1,254)	204	(550)	(111,710)	198,321	(7)	(50,641)	35,963	35,413
Balances as of September 30, 2021	(253)	3,704	(930)	2,521	(107,803)	127,639	(30)	(32,843)	(13,037)	(10,516)

Balances as of December 31, 2021 before re-expression as of January 1, 2022	—	—	—	—	(109,129)	111,694	—	(26,492)	(23,927)	(23,927)
Effects of changes in accounting policies	(208)	3,590	(913)	2,469	61,321	—	(21)	(1,103)	60,197	62,666
Opening balances as of January 1, 2022	(208)	3,590	(913)	2,469	(47,808)	111,694	(21)	(27,595)	36,270	38,739
Other comprehensive income for the period	(8)	199	(52)	139	5,118	(119,933)	(48)	35,178	(79,685)	(79,546)
Balances as of September 30, 2022	(216)	3,789	(965)	2,608	(42,690)	(8,239)	(69)	7,583	(43,415)	(40,807)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

28.	Equity, continued:

(f)	Retained earnings from previous years:

During the year 2022, the Ordinary Shareholders Meeting of Banco de Chile agreed to deduct and withhold from the year 2021 liquid income, an amount equivalent to the value effect of the monetary unit of paid capital and reserves according to the variation in the Consumer Price Index, which occurred between November 2020 and November 2021, amounting to Ch$253,094 million.

29.	Contingencies and Commitments:

(a)	The Bank and its subsidiaries have exposures associated with contingent loans and other liabilities according to the following detail:

(a.1)	Contingent loans:

	September	December
	2022	2021
	MCh$	MCh$
Guarantees and sureties
Guarantees and sureties in chilean currency	—	—
Guarantees and sureties in foreing currency	534,872	439,669

Letters of credit for goods circulation operations	679,264	450,024

Debt purchase commitments in local currency abroad	—	—

Transactions related to contingent events
Transactions related to contingent events in chilean currency	1,999,877	1,952,980
Transactions related to contingent events in foreing currency	443,578	413,974

Undrawn credit lines with immediate termination
Balance of lines of credit and agreed overdraft in current account – commercial loans	1,378,927	1,483,884
Balance of lines of credit on credit card – commercial loans	303,629	261,642
Balance of lines of credit and agreed overdraft in current account – consumer loans	1,448,336	1,350,157
Balance of lines of credit on credit card – consumer loans	6,527,492	5,555,510
Balance of lines of credit and agreed overdraft in current account – due from banks loans	—	—

Undrawn credit lines
Balance of lines of credit and agreed overdraft in current account – commercial loans	—	—
Balance of lines of credit on credit card – commercial loans	—	—
Balance of lines of credit and agreed overdraft in current account – consumer loans	—	—
Balance of lines of credit on credit card – consumer loans	—	—
Balance of lines of credit and agreed overdraft in current account – due from banks loans	—	—

Other commitments
Credits for higher studies Law No. 20,027 (CAE)	—	—
Other irrevocable credit commitments	53,358	78,951

Other credit commitments	—	—

Total	13,369,333	11,986,791

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

29.	Contingencies and Commitments, continued:

(a.2)	Responsibilities assumed to meet customer needs:

	September	December
	2022	2021
	MCh$	MCh$

Transactions on behalf of third parties
Collections	174,692	152,297
Placement or sale of financial instruments	—	—
Transferred financial assets managed by the bank	—	—
Third-party resources managed by the bank	783,372	749,007
Subtotal	958,064	901,304

Securities custody
Securities safekept by a banking subsidiary	5,093,010	5,232,546
Securities safekept by the Bank	3,823,203	2,459,320
Securities safekept deposited in another entity	12,996,471	12,601,349
Securities issued by the bank	—	—
Subtotal	21,912,684	20,293,215
Total	22,870,748	21,194,519

(b)	Lawsuits and legal proceedings:

(b.1)	Normal judicial contingencies in the industry:

At the date of issuance of these Interim Consolidated Financial Statements, there are legal actions filed against the Bank related with the ordinary course operations. As of September 30, 2022, the Bank maintain provisions for judicial contingencies amounting to Ch$758 million (Ch$474 million as of December 2021), which are part of the item “Provisions for contingencies” in the Statement of Financial Position.

The estimated end dates of the respective legal contingencies are as follows:

	As of September 30, 2022
	2022	2023	2024	2025	2026	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Legal contingencies	28	269	461	—	—	758

(b.2)	Contingencies for significant lawsuits in courts:

As of September 30, 2022 and December 31, 2021, there are not significant lawsuits in court that affect or may affect these Interim Consolidated Financial Statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

29.	Contingencies and Commitments, continued:

(c)	Guarantees granted by operations:

i.	In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with Article No, 12 of Law No. 20,712, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established, and in such role the Bank has issued bank guarantees totaling UF 4,143,500 maturing January 6, 2023 (UF 4,149,200, maturing on January 7, 2022 in December 2021). The subsidiary took a policy with Mapfre Seguros Generales S.A. for the Real State Funds by a guaranteed amount of UF 998,300.

As of September 30, 2022 and December 31, 2021, the Bank has not guaranteed mutual funds.

ii.	In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as broker-dealer entity, in conformity with the provisions from Article 30 and subsequent of Law No. 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20.000, insured by Mapfre Seguros Generales S.A., that matures April 22, 2024, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditor representative.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

29.	Contingencies and Commitments, continued:

(c)	Guarantees granted by operations, continued:

	September	December
	2022	2021
Guarantees:	MCh$	MCh$
Shares delivered to guarantee forward sales transactions covered simultaneously:
Santiago Securities Exchange, Stock Exchange	4,947	38,279
Electronic Chilean Securities Exchange, Stock Exchange	14,901	12,839

Fixed income securities to guarantee CCLV system:
Santiago Securities Exchange, Stock Exchange	9,950	9,990

Fixed Income securities to guarantee equity short sale and Hedging Loan:
Santiago Securities Exchange, Stock Exchange	—	2,344

Shares delivered to guarantee equity lending and short-selling:
Santiago Securities Exchange, Stock Exchange	3,890	—

Cash guarantees received for operations with derivatives	—	1,723
Cash guarantees for operations with derivatives	12,088	3,198

Equity securities received for operations with derivatives
Electronic Chilean Securities Exchange, Stock Exchange	—	342
Depósito Central de Valores S.A.	793	1,726

Financial intermediation securities received for operations with derivatives
Internal custody	286	—

Total	46,855	70,441

In conformity with the internal regulation of the stock exchange in which this subsidiary participates, and for the purpose of securing the broker’s correct performance, the Company established a pledge over 1,000,000 shares of the Santiago Stock Exchange, in favor of that institution, as stated in the Public Deed dated September 13, 1990 before the notary of Santiago Mr. Raul Perry Pefaur, and over 100,000 shares of the Electronic Chilean Stock Exchange, in favor of that Institution, as stated in a contract signed between both entities dated May 16, 1990.

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with Chubb Seguros Chile S.A. that expires May 2, 2023, this considers matters of employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$20,000,000.

It also provided a bank guarantee in the amount of UF 309,200 for the benefits of investors in portfolio management contracts. This bank guarantee is revaluated in UF to fixed term, non-endorsable and has a maturity date of January 6, 2023.

It also provided a cash guarantee in the amount of US$122,494.32 for the purpose of complying with the obligations to Pershing, for any operations conducted through that broker.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

29.	Contingencies and Commitments, continued:

(c)	Guarantees granted by operations, continued:

A guarantee corresponding to Ch$5,000,000 has been constituted, to guarantee the tender offer for the management service of the fund’s investment portfolio. Said guarantee corresponds to a non-endorsable fixed-term readjustable bond in Pesos issued by Banco de Chile with validity until October 11, 2022.

iii.	In subsidiary Banchile Corredores de Seguros Ltda.:

According to established in article 58, letter D of D.F.L. 251, as of September 30, 2022 the entity maintains two insurance policies with effect from April 15, 2022 to April 14, 2023 which protect it against of potential damages caused by infractions of the law, regulations and complementary rules that regulate insurance brokers, especially when the non-compliance comes from acts, errors or omissions of the broker, its representatives, agents or dependents that participate in the intermediation.

The policies contracted are:

Matter insured	Amount Insured (UF)

Errors and omissions liability policy	500
Civil liability policy	60.000

(d)	Exempt Resolution No. 270 dated October 30, 2014, the Superintendency of Securities and Insurance (current Commission for the Financial Market) imposed a fine of UF 50,000 to Banchile Corredores de Bolsa S.A. for violations of the second paragraph of article 53 of the Securities Market Law, said company filed a claim with the competent Civil Court requesting the annulment of the fine. On December 10, 2019, a judgement in the case was issued reducing the fine to the amount of UF 7,500. The judgment indicated has been subject to cassation appeals filed by both parties, which are pending before the Illustrious Court of Appeals of Santiago.

The company has not made provisions considering that the Bank’s legal advisors in charge of the procedure estimate that there are solid grounds that the claim filed by Banchile Corredores de Bolsa S.A. can be accepted.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

30.	Interest Revenue and Expenses:

(a)	At the end of the period, the summary of interest is as follows:

	For the nine-months period ended September 30,		01.07.2022 to 30.09.2022	01.07.2021 to 30.09.2021
	2022	2021
	MCh$	MCh$	MCh$	MCh$

Interest revenue	1,620,414	985,544	629,903	340,488
Interest expenses	(683,201)	(179,728)	(316,751)	(63,521)
Total net interest income	937,213	805,816	313,152	276,967

(b)	The composition of interest revenue is as follows:

	For the nine-months period ended September 30,		01.07.2022 to 30.09.2022	01.07.2021 to 30.09.2021
	2022	2021
	MCh$	MCh$	MCh$	MCh$

Financial assets at amortized cost
Rights by resale agreements and securities lending	2,672	1,297	1,147	634
Debt financial instruments	10,276	433	3,400	391
Loans and advances to Banks	108,857	9,417	43,384	3,519
Commercial loans	720,532	449,979	278,770	154,282
Residential mortgage loans	235,153	206,637	82,077	69,478
Consumer Loans	431,362	319,172	159,866	106,440
Other financial instruments	306	124	105	41
Financial assets at fair value through other comprehensive income
Debt financial instruments	113,975	18,760	53,180	11,331
Other financial instruments	7,108	677	5,662	217
Income of accounting hedges of interest rate risk	(9,827)	(20,952)	2,312	(5,845)
Total	1,620,414	985,544	629,903	340,488

(b.1)	At the end of the period, the stock of interest not recognized in income is as follows:

	September	September
	2022	2021
	MCh$	MCh$

Commercial loans	20,504	11,146
Residential mortgage loans	2,415	1,755
Consumer Loans	2,660	23
Total	25,579	12,924

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

30.	Interest Revenue and Expenses, continued:

(b.2)	The amount of interest recognized on a received basis for impaired portfolio in the period 2022 amounts to:

	For the nine-months period ended September 30,		01.07.2022 to 30.09.2022	01.07.2021 to 30.09.2021
	2022	2021
	MCh$	MCh$	MCh$	MCh$

Commercial loans	522	697	157	221
Residential mortgage loans	952	700	370	303
Consumer Loans	—	226	—	68
Total	1,474	1,623	527	592

(c)	The composition of interest expenses is as follows:

	For the nine-months period ended September 30,		01.07.2022 to 30.09.2022	01.07.2021 to 30.09.2021
	2022	2021
	MCh$	MCh$	MCh$	MCh$

Financial liabilities at amortized cost
Current accounts and other demand deposits	3,403	289	1,386	112
Saving accounts and time deposits	484,025	30,938	238,848	13,492
Obligations by repurchase agreements and securities lending	9,162	277	5,165	161
Borrowings from financial institutions	23,980	17,039	10,367	6,334
Debt financial instruments issued	154,535	129,662	53,773	43,130
Other financial obligations	—	—	—	—
Lease liabilities	1,400	1,514	479	462
Financial instruments of regulatory capital issued	23,094	21,905	8,006	7,380
Income of accounting hedges of interest rate risk	(16,398)	(21,896)	(1,273)	(7,550)
Total	683,201	179,728	316,751	63,521

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

30.	Interest Revenue and Expenses, continued:

(d)	As of September 30, 2022 and 2021, the Bank uses cross currency and interest rate swaps to hedge its position on changes on the fair value of corporate bonds and commercial loans and cross currency swaps to hedge the risk of variability of obligations flows with foreign banks and bonds issued in foreign currency.

	For the nine-months period ended September 30,						01.07.2022 to			01.07.2021 to
	2022			2021			30.09.2022			30.09.2021
	Income	Expense	Total	Income	Expense	Total	Income	Expense	Total	Income	Expense	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from fair value accounting hedges	608	—	608	4,929	—	4,929	—	—	—	33	—	33
Loss from fair value accounting hedges	(740)	—	(740)	(4,309)	—	(4,309)	—	—	—	(65)	—	(65)
Gain from cash flow accounting hedges	65,327	77,433	142,760	11,664	36,849	48,513	13,033	17,056	30,089	4,043	16,467	20,510
Loss from cash flow accounting hedges	(74,414)	(61,035)	(135,449)	(28,846)	(14,953)	(43,799)	(10,721)	(15,783)	(26,504)	(9,861)	(8,917)	(18,778)
Net gain on hedge items	(608)	—	(608)	(4,390)	—	(4,390)	—	—	—	5	—	5
Total	(9,827)	16,398	6,571	(20,952)	21,896	944	2,312	1,273	3,585	(5,845)	7,550	1,705

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

31.	UF indexation revenue and expenses:

(a)	At the end of the period, the summary of reajustes is as follows:

	For the nine-months period ended September 30,		01.07.2022 to 30.09.2022	01.07.2021 to 30.09.2021
	2022	2021
	MCh$	MCh$	MCh$	MCh$

UF indexation revenue	1,683,547	518,442	599,991	195,552
UF indexation expenses	(911,247)	(291,179)	(330,063)	(105,624)
Total net income from UF indexation	772,300	227,263	269,928	89,928

(b)	The composition of UF indexation revenue is as follows

	For the nine-months period ended September 30,		01.07.2022 to 30.09.2022	01.07.2021 to 30.09.2021
	2022	2021
	MCh$	MCh$	MCh$	MCh$

Financial assets at amortized cost
Rights by resale agreements and securities lending	—	—	—	—
Debt financial instruments	54,061	3,013	19,358	2,883
Loans and advances to Banks	—	—	—	—
Commercial loans	678,314	211,581	244,173	77,414
Residential mortgage loans	1,060,404	333,200	378,179	125,669
Consumer Loans	5,706	2,416	1,931	856
Other financial instruments	3,033	987	941	347
Financial assets at fair value through other comprehensive income	—	—	—	—
Debt financial instruments	54,421	10,544	20,225	4,900
Other financial instruments	—	—	—	—
Income of accounting hedges of UF, IVP, IPC indexation risk	(172,392)	(43,299)	(64,816)	(16,517)
Total	1,683,547	518,442	599,991	195,552

(b.1)	At the end of the period, the stock of UF indexation not recognized in results is as follows:

	September	September
	2022	2021
	MCh$	MCh$

Commercial loans	4,083	1,731
Residential mortgage loans	6,724	1,846
Consumer Loans	74	—
Total	10,881	3,577

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

31.	UF indexation revenue and expenses, continued:

(b.2)	The amount of indexation recognized on the basis received by the impaired portfolio in the period 2022 amounted to:

	For the nine-months period ended September 30,		01.07.2022 to 30.09.2022	01.07.2021 to 30.09.2021
	2022	2021
	MCh$	MCh$	MCh$	MCh$

Commercial loans	818	245	244	82
Residential mortgage loans	2,933	516	1,233	220
Consumer Loans	1	—	—	—
Total	3,752	761	1,477	302

(c)	The composition of UF indexation expenses is as follows:

	For the nine-months period ended September 30,		01.07.2022 to 30.09.2022	01.07.2021 to 30.09.2021
	2022	2021
	MCh$	MCh$	MCh$	MCh$

Financial liabilities at amortized cost
Current accounts and other demand deposits	30,719	17,649	10,576	7,285
Saving accounts and time deposits	144,165	31,481	59,908	10,814
Obligations by repurchase agreements and securities lending	—	—	—	—
Borrowings from financial institutions	—	—	—	—
Debt financial instruments issued	640,824	211,364	225,432	76,184
Other financial obligations	—	—	—	—
Financial instruments of regulatory capital issued	95,539	30,685	34,147	11,341
Income of accounting hedges of UF, IVP, IPC indexation risk	—	—	—	—
Total	911,247	291,179	330,063	105,624

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

31.	UF indexation revenue and expenses, continued:

(d)	As of September 30, 2022 and 2021, the Bank uses cross currency and interest rate swaps to hedge its position on Changes on the fair value of corporate bonds and commercial loans and cross currency swaps to hedge the risk of variability of obligations flows with foreign banks and bonds issued in foreign currency

	For the nine-months period ended September 30,						01.07.2022 to			01.07.2021 to
	2022			2021			30.09.2022			30.09.2021
	Income	Expense	Total	Income	Expense	Total	Income	Expense	Total	Income	Expense	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from fair value accounting hedges	—	—	—	—	—	—	—	—	—	—	—	—
Loss from fair value accounting hedges	—	—	—	—	—	—	—	—	—	—	—	—
Gain from cash flow accounting hedges	—	—	—	—	—	—	—	—	—	—	—	—
Loss from cash flow accounting hedges	(172,392)	—	(172,392)	(43,299)	—	(43,299)	(64,816)	—	(64,816)	(16,517)	—	(16,517)
Net gain on hedge items	—	—	—	—	—	—	—	—	—	—	—	—
Total	(172,392)	—	(172,392)	(43,299)	—	(43,299)	(64,816)	—	(64,816)	(16,517)	—	(16,517)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

32.	Income and Expeses from commissions:

The income and expenses for commissions that are shown in the Interim Consolidated Statement of Income for the period is as following:

	For the nine-months period ended September 30,		01.07.2022 to 30.09.2022	01.07.2021 to 30.09.2021
	2022	2022
	MCh$	MCh$	MCh$	MCh$

Income from commissions and services rendered

Comissions from debit and credit card services	160,138	131,264	53,362	46,143
Remuneration from administration of mutual funds, investment funds or others	90,388	79,192	31,203	29,722
Comissions from collections and payments	63,050	54,445	22,125	18,919
Comissions from portfolio management	43,720	37,136	15,636	11,372
Remuneration from brokerage and insurance advisory	26,441	23,006	9,305	8,804
Comissions from guarantees and letters of credit	26,117	22,055	9,304	7,494
Use of distribution channel	20,489	23,657	6,876	7,034
Brand use agreement	20,031	16,020	6,806	5,322
Comissions from trading and securities management	15,288	15,396	5,488	4,908
Comissions from credit prepayments	7,306	11,299	2,434	3,318
Financial advisory services	6,704	4,598	4,564	3,910
Comissions from lines of credit and current account overdrafts	3,412	3,293	1,168	1,088
Insurance not related to the granting of credits to legal entities	2,866	4,369	1,151	1,158
Insurance related to the granting of credits to legal entities	1,273	632	413	97
Comissions from factoring operations services	1,026	982	351	325
Loan commissions with letters of credit	124	260	42	75
Other commission earned	12,857	10,916	4,057	3,554
Total	501,230	438,520	174,285	153,243

Expenses from commissions and services received

Commissions from card transactions	36,655	28,797	11,927	8,768
Interbank transactions	28,893	22,473	10,501	7,910
Expenses from obligations of loyalty and merit card customers programs	24,921	21,034	9,672	8,887
Commissions from use of card brands license	6,617	5,808	1,245	3,426
Comissions from securities transaction	4,246	4,381	1,531	1,424
Collections and payments	3,344	3,225	1,125	1,054
Other commissions from services received	1,375	1,436	389	776
Total	106,051	87,154	36,390	32,245

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

33.	Net Financial income (expense):

(a)	The amount of net financial income (expense) shown in the Consolidated Income Statement for the period corresponds to the following concepts:

	For the nine-months period ended September 30,		01.07.2022 to 30.09.2022	01.07.2021 to 30.09.2021
	2022	2021
Financial result from:	MCh$	MCh$	MCh$	MCh$
Financial assets held for trading at fair value through profit or loss:
Financial derivative contracts	4,883,154	1,962,165	1,911,088	1,615,971
Debt Financial Instruments	149,080	1,097	61,266	5,868
Other financial instruments	7,576	3,391	3,515	915

Financial liabilities held for trading at fair value through profit or loss
Financial derivative contracts	(4,914,853)	(1,847,232)	(1,900,576)	(1,520,789)
Other financial instruments	(81)	739	(436)	416
Subtotal	124,876	120,160	74,857	102,381

Non-trading financial assets mandatorily measured at fair value through profit or loss:
Debt Financial Instruments	—	—	—	—
Other financial instruments	—	—	—	—

Financial assets designated as at fair value through profit or loss:
Debt Financial Instruments	—	—	—	—
Other financial instruments	—	—	—	—

Financial liabilities designated as at fair value through profit or loss:
Current accounts and other demand deposits and savings accounts and other time deposits	—	—	—	—
Debt instruments issued	—	—	—	—
Others	—	—	—	—

Derecognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income:
Financial assets at amortized cost	—	4,667	—	—
Financial assets at fair value through other comprehensive income	(57,901)	4,692	(58,376)	(50)
Financial liabilities at amortized cost	(1)	(1)	—	—
Financial instruments of regulatory capital issued	—	—	—	—
Subtotal	(57,902)	9,358	(58,376)	(50)

Exchange, indexation and accounting hedging of foreign currency
Gain (loss) from foreign currency exchange	(51,357)	(165,848)	(27,458)	(193,823)
Gain (loss) from indexation for exchange rate	15,017	10,297	5,576	7,597
Net gain (loss) from derivatives in accounting hedges of foreign currency risk	147,789	126,478	51,126	121,480
Subtotal	111,449	(29,073)	29,244	(64,746)

Reclassification of financial assets for changes to business models:
From financial assets at amortized cost to financial assets held for trading at fair value through profit or loss	—	—	—	—
From financial assets at fair value through other comprehensive income to financial assets held for trading at fair value through profit or loss	—	—	—	—

Modifications of financial assets and liabilities:
Financial assets at amortized cost	—	—	—	—
Financial assets at fair value through other comprehensive income	—	—	—	—
Financial liabilities at amortized cost	—	—	—	—
Lease liabilities	—	—	—	—
Financial instruments of regulatory capital issued	—	—	—	—

Ineffective accounting hedges:
Gain (loss) from ineffective cash flow accounting hedges	—	—	—	—
Gain (loss) from ineffective accounting hedges of net investment abroad	—	—	—	—

Other type of accounting hedges:
Hedges of other types of financial assets	—	—	—	—

Total	178,423	100,445	45,725	37,585

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

33.	Net Financial income (expense), continued:

(b)	Below is a detail of the income (expense) associated with the changes of provisions constituted for credit risk related to loans and contingent loans denominated in foreign currency, which is reflected in “Exchange, indexation and accounting hedging of foreign currency”.

	For the nine-months period ended September 30,		01.07.2022 to 30.09.2022	01.07.2021 to 30.09.2021
	2022	2021
	MCh$	MCh$	MCh$	MCh$

Loans and advances to Banks	(64)	(60)	(30)	(44)
Commercial loans	(11,680)	(10,821)	(4,079)	(8,097)
Residential mortgage loans	—	—	—	—
Consumer loans	(115)	(1,288)	(44)	(933)
Contingent loans	(1,716)	(1,664)	(814)	(1,352)
Total	(13,575)	(13,833)	(4,967)	(10,426)

34.	Income attributable to investments in other companies:

The income obtained from investments in companies detailed in note No. 14 corresponds to the following:

		September	September
		2022	2021
Company	Shareholder	MCh$	MCh$
Associates
Transbank S.A.	Banco de Chile	3,550	(6,457)
Centro de Compensación Automatizado S.A.	Banco de Chile	1,066	660
Redbanc S.A.	Banco de Chile	663	398
Administrador Financiero del Transantiago S.A.	Banco de Chile	514	182
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	318	196
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	103	40
Sociedad Imerc OTC S.A.	Banco de Chile	91	(26)
Sociedad Operadora de Tarjetas de Crédito Nexus S.A. (*)		—	963
Subtotal Associates		6,305	(4,044)

Joint Ventures
Servipag Ltda.	Banco de Chile	1,194	405
Artikos Chile S.A.	Banco de Chile	428	402
Subtotal Joint Ventures		1,622	807

Minority Investments
Bolsa de Comercio de Santiago S.A.	Banchile Corredora de Bolsa	451	356
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)	Banco de Chile	37	33
Bolsa Electrónica de Chile S.A.	Banchile Corredora de Bolsa	12	—
CCLV Contraparte Central S.A.	Banchile Corredora de Bolsa	—	1
Subtotal Minority Investments		500	390
Total		8,427	(2,847)

(*)	See Note No. 5, letter (c).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

35.	Result from non-current assets and disposal groups held for sale not admissible as discontinued operations:

	September	September
	2022	2021
	MCh$	MCh$

Net income from assets received in payment or adjudicated in judicial auction
Gain (loss) on sale of assets received in lieu of payment or foreclosed at judicial auction	4,504	4,286
Other income from assets received in payment or foreclosed at judicial auction	161	223
Provisions for adjustments to net realizable value of assets received in lieu of payment or foreclosed at judicial auction	(292)	(140)
Charge-off assets received in lieu of payment or foreclosed at judicial auction	(5,144)	(1,557)
Expenses to maintain assets received in lieu of payment or foreclosed at judicial auction	(651)	(434)
Non-current assets held for sale
Investments in other companies	(435)	—
Intangible assets	—	—
Property and equipment	553	208
Assets for recovery of assets transferred in financial leasing operations	1,170	999
Other assets	—	—
Disposal groups held for sale	—	—
Total	(134)	3,585

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

36.	Other operating Income and Expenses:

a)	During the periods 2022 and 2021, the Bank and its subsidiaries present other operating income, according to the following:

	September	September
	2022	2021
	MCh$	MCh$

Revaluation of prepaid monthly payments	9,426	1,568
Income from investment properties	4,936	4,392
Income from correspondent banks	2,359	2,030
Expense recovery	1,598	1,813
Tax management income	104	3,069
Fiduciary and trustee commissions	55	170
Foreign trade income	52	38
Expense recovery income	35	42
Income from card brands issued	—	346
Provision for fixed income instruments	—	281
Others income	164	183
Total	18,729	13,932

b)	During the periods 2022 and 2021, the Bank and its subsidiaries present other operating expenses, according to the following:

	September	September
	2022	2021
	MCh$	MCh$

Write-offs for operating risks	12,052	9,914
Expenses for credit operations of financial leasing	3,802	324
Correspondent banks	2,572	1,844
Card administration	1,937	2,085
Fiscal fines	402	5
Renegotiated loan insurance premium	270	315
Life ensurance	193	205
Expenses for charge-off leased assets recoveries	72	583
Provisions for trials and litigation	39	(40)
Contribution to other organisms	10	192
Expense of provisions for operational risk and legal expenses	753	500
Provision for pending operations	(380)	1,131
Expense recovery from operational risk events	(4,317)	(3,097)
Recoverable tax expenses	—	88
Others expenses	864	464
Total	18,269	14,513

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

37.	Expenses from salaries and employee benefits:

The composition of the expense for employee benefit obligations during the period 2022 and 2021 is as follows:

	September	September
	2022	2021
	MCh$	MCh$

Expenses for short-term employee benefit	357,663	320,360
Expenses for employee benefits due to termination of employment contract	17,556	9,765
Training expenses	2,032	1,448
Expenses for nursery and kindergarten	1,051	1,143
Other personnel expenses	4,025	3,213
Total	382,327	335,929

38.	Administrative expenses:

This item is composed as follows:

	September	September
	2022	2021
	MCh $	MCh$
General administrative expenses
Information technology and communications	88,838	78,327
Maintenance and repair of property and equipment	30,714	29,696
External advisory services and professional services fees	10,881	9,991
Surveillance and securities transport services	9,699	9,913
Office supplies	6,594	5,181
Insurance premiums except to cover operational risk events	6,172	5,772
External service of financial information and fraud prevention	4,752	4,481
Postal box, mail, postage and home delivery services	4,159	4,180
Energy, heating and other utilities	3,837	3,246
External service of custody of documentation	2,880	2,205
Other expenses of obligations for lease contracts	2,694	3,048
Legal and notary expenses	2,586	3,128
Expenses for short-term leases	2,037	2,704
Representation and travel expenses	1,680	2,154
Donations	1,656	1,535
Expenses for leases low value	1,019	587
Fees for other technical reports	551	494
Fees for review and audit of the financial statements by the external auditor	529	564
Fines applied by other agencies	207	119
Other general administrative expenses	14,331	11,329

Outsource services
Technological developments expenses, certification and technology testing	13,173	13,225
Data processing	6,341	7,106
External credit evaluation service	3,464	3,514
External human resources administration services and supply of external personnel	1,123	821
External cleaning service, casino, custody of files and documents, storage of furniture and equipment	266	249
Call Center service for sales, marketing, quality control customer service	68	63
External collection service	—	5

Board expenses
Board of Directors Compensation	2,304	2,155
Other Board expenses	39	8

Marketing	26,208	19,658

Taxes, contributions and other legal charges
Contribution to the banking regulator	10,145	8,950
Real estate contributions	3,651	3,139
Taxes other than income tax	1,591	1,265
Municipal patents	1,167	1,028
Other legal charges	46	42
Total	265,402	239,882

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

39.	Depreciation and Amortization:

The amounts corresponding to charges to results for depreciation and amortization during the periods 2022 and 2021, are detailed as follows:

	September	September
	2022	2021
	MCh$	MCh$

Amortization of intangibles assets
Other intangible assets arising from business combinations	—	—
Other independently originated intangible assets	15,611	13,019
Depreciation of property and equipment
Buildings and land	6,960	1,696
Other property and equipment	16,384	20,332
Depreciation and impairment of leased assets
Buildings and land	23,123	21,303
Other property and equipment	—	—
Depreciation for improvements in leased real estate as leased of right-to-use assets	741	653
Amortization for the right-to-use other intangible assets under lease	—	—
Depreciation of other assets for investment properties	—	—
Amortization of other assets per activity income asset	—	—
Total	62,819	57,003

40.	Impairment of non-financial assets:

As of September 30, 2022 and 2021, the composition of the item for impairment of non-financial assets is composed as follows:

	September	September
	2022	2021
	MCh$	MCh$

Impairment of intangible assets	(122)	—
Impairment of property and equipment	(9)	(3)
Impairment of assets from income from ordinary activities from contracts with customers	71	345
Total	(60)	342

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

41.	Credit loss expense:

(a)	The composition is as follows:

	For the nine-months period ended September 30,		01.07.2022 to 30.09.2022	01.07.2021 to 30.09.2021
	2022	2021
	MCh$	MCh$	MCh$	MCh$

Expense of provisions established for loan credit risk	194,324	116,829	74,504	46,441
Expense of special provisions for credit risk	158,378	144,081	41,248	52,538
Recovery of written-off credits	(48,606)	(47,406)	(16,214)	(16,406)
Impairments for credit risk from financial assets at fair value through other comprehensive income	7,653	5,381	6,680	6,504
Total	311,749	218,885	106,218	89,077

(b)	Summary of the expense of provisions constituted for credit risk and expense for credit losses:

	Expense of loans provisions constituted in the period
	Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Deductible warranty
	Evaluation		Evaluation	Evaluation			Fogape
As of September 30, 2022	Individual	Group	Individual	Individual	Group	Subtotal	Covid-19	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
Provisions established	(125)	—	—	—	—	(125)	—	(125)
Provisions released	—	—	—	—	—	—	—	—
Subtotal	(125)	—	—	—	—	(125)	—	(125)
Commercial loans
Provisions established	(4,630)	—	(15,344)	(5,477)	(35,273)	(60,724)	—	(60,724)
Provisions released	—	3,447	—	—	—	3,447	14,929	18,376
Subtotal	(4,630)	3,447	(15,344)	(5,477)	(35,273)	(57,277)	14,929	(42,348)
Residential mortgage loans
Provisions established	—	(4,060)	—	—	(1,598)	(5,658)	—	(5,658)
Provisions released	—	—	—	—	—	—	—	—
Subtotal	—	(4,060)	—	—	(1,598)	(5,658)	—	(5,658)
Consumer loans
Provisions established	—	(38,710)	—	—	(107,483)	(146,193)	—	(146,193)
Provisions released	—	—	—	—	—	—	—	—
Subtotal	—	(38,710)	—	—	(107,483)	(146,193)	—	(146,193)
Expense of provisions established for credit risk	(4,755)	(39,323)	(15,344)	(5,477)	(144,354)	(209,253)	14,929	(194,324)

Recovery of written-off credits
Loans and advances to Banks								—
Commercial loans								19,267
Residential mortgage loans								7,963
Consumer loans								21,376
Subtotal								48,606
Loan credit loss expenses								(145,718)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

41.	Credit loss expense, continued:

(b)	Summary of the expense of provisions constituted for credit risk and expense for credit losses, continued;

	Expense of loans provisions constituted in the period
	Normal Portfolio		Substandard Portfolio	Non-Complying Portfolio			Deductible warranty
	Evaluation		Evaluation	Evaluation			Fogape
As of September 30, 2021	Individual	Group	Individual	Individual	Group	Subtotal	Covid-19	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and advances to Banks
Provisions established	—	—	—	—	—	—	—	—
Provisions released	208	—	—	—	—	208	—	208
Subtotal	208	—	—	—	—	208	—	208
Commercial loans
Provisions established	(1,921)	—		(13,128)	(36,306)	(51,355)	(24,811)	(76,166)
Provisions released	—	17,699	1,711	—	—	19,410	—	19,410
Subtotal	(1,921)	17,699	1,711	(13,128)	(36,306)	(31,945)	(24,811)	(56,756)
Residential mortgage loans
Provisions established	—	(2,032)	—	—	(4,571)	(6,603)	—	(6,603)
Provisions released	—	—	—	—	—	—	—	—
Subtotal	—	(2,032)	—	—	(4,571)	(6,603)	—	(6,603)
Consumer loans
Provisions established	—	—	—	—	(77,010)	(77,010)	—	(77,010)
Provisions released	—	23,332	—	—	—	23,332	—	23,332
Subtotal	—	23,332	—	—	(77,010)	(53,678)	—	(53,678)
Expense of provisions established for credit risk	(1,713)	38,999	1,711	(13,128)	(117,887)	(92,018)	(24,811)	(116,829)

Recovery of written-off credits
Loans and advances to Banks								—
Commercial loans								8,643
Residential mortgage loans								4,308
Consumer loans								34,455
Subtotal								47,406
Loan credit loss expenses								(69,423)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

41.	Credit loss expense, continued:

(c) Summary of expense for special provisions for credit risk:

	For the nine-months period ended September 30,		01.07.2022 to 30.09.2022	01.07.2021 to 30.09.2021
	2022	2021
	MCh$	MCh$	MCh$	MCh$
Expenses of provisions for contingent loans:
Loans and advances to Banks	—	—	—	—
Commercial loans	6,293	1,295	6,567	618
Consumer loans	(932)	(436)	147	1,837
Expenses form provisions for country risk for transactions with debtors with residence abroad	8,017	3,222	(466)	83
Expense of special provisions for loans abroad	—	—	—	—
Expenses of additional loan provisions:
Commercial loans	145,000	140,000	35,000	50,000
Residential mortgage loans	—	—	—	—
Consumer loans	—	—	—	—
Expense of other special provisions established for credit risk	158,378	144,081	41,248	52,538

42.	Income from discontinued operations:

As of September 30, 2022 and December 31, 2021, the Bank does not maintain income from discontinued operations.

43.	Related Party Disclosures:

Related parties are considered to be those natural or legal persons who are in positions to directly or indirectly have significant influence through their ownership or management of the Bank and its subsidiaries, as set out in the Compendium of Accounting Standards and Chapter 12-4 of the current Compilation of Standards issued by the CMF.

According to the above, the Bank has considered as related parties those natural or legal persons who have a direct participation or through third parties on Bank ownership, where such participation exceeds 5% of the shares, and also people who, regardless of ownership, have authority and responsibility for planning, management and control of the activities of the entity or its subsidiaries. There also are considered as related the companies in which the parties related by ownership or management of the Bank have a share which reaches or exceeds 5%, or has the position of director, general manager or equivalent.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

43.	Related Party Disclosures, continued:

(a)	Assets and liabilities with related parties:

	Related Party Type
Type of current assets and liabilities with related parties As of September 30, 2022	Parent Entity	Other Legal Entity	Key Personnel of the Consolidated Bank	Othe Related Party	Total
ASSETS	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets held for trading at fair value through profit or loss
Derivative Financial Instruments	—	492,586	—	—	492,586
Debt financial instruments	—	—	—	—	—
Non-trading financial assets mandatorily measured at fair value through profit or loss	—	—	—	—	—
Financial assets designated as at fair value through profit or loss	—	180	—	—	180
Financial assets at fair value through other comprehensive income	—	16,248	—	—	16,248
Derivative Financial Instruments for hedging purposes	—	—	—	—	—
Financial assets at amortized cost
Rights by resale agreements and securities lending	—	—	—	—	—
Debt financial instruments	—	—	—	—	—
Commercial loans	—	622,654	1,103	11,661	635,418
Residential mortgage loans	—	—	14,999	58,080	73,079
Consumer Loans	—	—	2,082	10,121	12,203
Allowances established – Loans	—	(4,175)	(20)	(381)	(4,576)
Other assets	—	66,479	1	45	66,534
Contingent loans	—	187,373	4,470	19,891	211,734

LIABILITIES
Financial liabilities held for trading at fair value through profit or loss	—	—	—	—	—
Derivative Financial Instruments	—	473,923	—	—	—
Financial liabilities designated as at fair value through profit or loss	—	—	—	—	—
Derivative Financial Instruments for hedging purposes	—	—	—	—	—
Financial liabilities at amortized cost
Current accounts and other demand deposits	390	189,891	3,676	5,315	199,272
Saving accounts and time deposits	4,886	150,939	3,221	33,756	192,802
Obligations by repurchase agreements and securities lending	—	11,639	—	—	11,639
Borrowings from financial institutions	—	170,809	—	—	170,809
Debt financial instruments issued	—	—	—	—	—
Other financial obligations	—	—	—	—	—
Lease liabilities	—	10,741	—	—	10,741
Other liabilities	—	119,968	757	15	120,740

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

43.	Related Party Disclosures, continued:

(a)	Assets and liabilities with related parties, continued:

	Related Party Type
Type of current assets and liabilities with related parties As of December 31, 2021	Parent Entity	Other Legal Entity	Key Personnel of the Consolidated Bank	Othe Related Party	Total
ASSETS	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets held for trading at fair value through profit or loss
Derivative Financial Instruments	—	319,120	—	—	319,120
Debt financial instruments	—	—	—	—	—
Non-trading financial assets mandatorily measured at fair value through profit or loss	—	—	—	—	—
Financial assets designated as at fair value through profit or loss	—	—	—	—	—
Financial assets at fair value through other comprehensive income	—	15,045	—	—	15,045
Derivative Financial Instruments for hedging purposes	—	—	—	—	—
Financial assets at amortized cost
Rights by resale agreements and securities lending	—	—	—	—	—
Debt financial instruments	—	—	—	—	—
Commercial loans	8	470,581	853	12,718	484,160
Residential mortgage loans	—	—	14,612	51,025	65,637
Consumer Loans	—	—	1,862	8,798	10,660
Allowances established – Loans	—	(3,795)	(15)	(416)	(4,226)
Other assets	—	105,980	—	40	106,020
Contingent loans	—	162,046	4,119	17,713	183,878

LIABILITIES
Financial liabilities held for trading at fair value through profit or loss
Derivative Financial Instruments	—	312,746	—	—	312,746
Financial liabilities designated as at fair value through profit or loss	—	—	—	—	—
Derivative Financial Instruments for hedging purposes	—	608	—	—	608
Financial liabilities at amortized cost
Current accounts and other demand deposits	254	209,799	7,403	7,219	224,675
Saving accounts and time deposits	19,836	196,913	2,310	19,347	238,406
Obligations by repurchase agreements and securities lending	—	531	—	—	531
Borrowings from financial institutions	—	122,883	—	—	122,883
Debt financial instruments issued	—	—	—	—	—
Other financial obligations	—	—	—	—	—
Lease liabilities	—	10,256	—	—	10,256
Other liabilities	—	130,837	444	57	131,338

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

43.	Related Party Disclosures, continued:

(b)	Income and expenses from related party transactions (*):

As of September 30, 2022	Parent Entity	Other Legal Entity	Key personnel of the consolidated Bank	Other Related party	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Interest revenue	—	15,696	325	1,517	17,538
UF indexation revenue	—	18,855	1,526	5,906	26,287
Income from commissions	66	83,055	18	50	83,189
Net Financial income (expense)	—	85,709	—	—	85,709
Other income	—	79	—	—	79
Total Income	66	203,394	1,869	7,473	212,802

Interest expense	14	1,756	23	214	2,007
UF indexation expenses	—	—	5	46	51
Expenses from commissions	—	26,332	—	—	26,332
Expenses credit losses	—	256	(7)	(39)	210
Expenses from salaries and employee benefits	—	—	27,078	56,571	83,649
Administrative expenses	—	15,421	2,707	74	18,202
Other expenses	—	10	1	10	21
Total Expenses	14	43,775	29,807	56,876	130,472

As of September 30, 2021	Parent Entity	Other Legal Entity	Key personnel of the consolidated Bank	Other Related party	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Interest revenue	—	4,894	257	1,261	6,412
UF indexation revenue	—	3,211	498	2,016	5,725
Income from commissions	106	71,732	19	50	71,907
Net Financial income (expense)	—	33,947	—	—	33,947
Other income	—	343	—	—	343
Total Income	106	114,127	774	3,327	118,334

Interest expense	1	105	1	6	113
UF indexation expenses	—	7	—	1	8
Expenses from commissions	—	22,041	—	—	22,041
Expenses credit losses	—	(366)	23	203	(140)
Expenses from salaries and employee benefits	—	2	21,339	53,304	74,645
Administrative expenses	—	14,914	2,458	67	17,439
Other expenses	—	30	—	2	32
Total Expenses	1	36,733	23,821	53,583	114,138

(*)	This does not constitute a Statement of Income from operations with related parties since the assets with these parties are not necessarily equal to the liabilities and in each of them the total income and expenses are reflected and not those corresponding to matched operations.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

43.	Related Party Disclosures, continued:

(c)	Transactions with related parties:

As of September 30, 2022

	Nature of the relationship	Description of the transaction			Transactions under equivalence conditions to those transactions with mutual independence		Effect on Income		Effect on Financial position
Company name	with the Bank	Type of service	Term	Renewal conditions	between the parties	Amount	Income	Expenses	Accounts receivable	Accounts payable
						MCh$	MCh$	MCh$	MCh$	MCh$
Ionix SPA	Other related parties	IT license services	30 days	Contract	Si	340	—	340	—	70
		IT support services	30 days	Contract	Si	247	—	247	—	—
Canal 13	Other related parties	Advertising service	30 days	Monthly	Si	194	—	194	—	48
Servipag Ltda.	Joint venture	Software services	30 days	Contract	Si	650	—	650	—	499
		Collection services	30 days	Contract	Si	3,234	—	3,234	—	499
Bolsa de Comercio de Santiago	Other related parties	IT support services	30 days	Contract	Si	443	—	443	—	—
Enex S.A.	Other related parties	Rent floor space for ATMs	30 days	Contract	Si	155	—	155	—	158
Redbanc S.A.	Associates	Software development	30 days	Contract	Si	316	—	316	—	1,165
		Equipment maintenance	30 days	Contract	Si	41	—	41	—	—
		Electronic transaction management services	30 days	Contract	Si	9,836	—	9,836	—	—
Sistemas Oracle de Chile Ltda.	Other related parties	Software services	30 days	Contract	Si	4,284	—	4,284	—	1,198
		IT support services	30 days	Contract	Si	1,743	—	1,743	—	—
Depósito Central de Valores	Associates	Custodial services	30 days	Contract	Si	1,693	—	1,693	—	44
Manantial S.A	Other related parties	Materials and supplies	30 days	Contract	Si	163	—	163	—	—
Radiodifusion SPA	Other related parties	Advertising service	30 days	Contract	Si	76	—	76	—	10
Nexus S.A.	Other related parties	Customer product delivery services	30 days	Contract	Si	945	—	945	—	1,315
		Card processing	30 days	Contract	Si	7,924	—	7,924	—	—
		IT support services	30 days	Contract	Si	1,207	—	1,207	—	—
		Embossing services	30 days	Contract	Si	534	—	534	—	—
		Fraud prevention services	30 days	Contract	Si	899	—	899	—	—
Artikos Chile S.A.	Joint venture	IT support services	30 days	Contract	Si	288	—	288	—	16
DCV registros S.A	Associates	IT services	30 days	Contract	Si	234	—	234	—	—
Soc operadora de la camara de compensacion	Associates	Collection services	30 days	Contract	Si	432	—	432	—	53
Comder Contraparte Central S.A.	Associates	Securities clearing services	30 days	Contract	Si	599	—	599	—	45,934
Transbank S.A.	Associates	Processing fees	30 days	Contract	Si	1,031	—	1,031	—	252
		Exchange commission	30 days	Contract	Si	71,299	71,299	—	696	—
Centro de Compensación Automatizado S.A.	Associates	Transfer services	30 days	Contract	Si	1,612	—	1,612	—	243
Citibank	Other related parties	Connectivity business commissions	Quarterly	Contract	Si	7,589	7,589	—	4,338	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

43.	Related Party Disclosures, continued:

(d)	Payments to the Board of Directors and to key personnel of the management of the Bank and its subsidiaries:

	September 2022	September 2021
	MCh$	MCh$
Directory:
Payment of remuneration and attendance fees of the Board of Directors - Bank and its subsidiaries	2,304	2,155

Key Personnel of the Management of the Bank and its Subsidiaries:
Payment for benefits to short-term employees	26,253	21,343
Payment for benefits to post-employment employees	—	—
Payment for benefits to long-term employees	—	—
Payment for benefits to employees for termination of employment contract	823	—
Payment to employees based on shares or equity instruments	—	—
Payment for obligations for defined contribution post-employment plans	—	—
Payment for obligations for post-employment defined benefit plans	—	—
Payment for other staff obligations	—	—
Subtotal	27,076	21,343
Total	29,380	23,498

(e)	Composition of the Board of Directors and key personnel of the Management of the Bank and its subsidiaries:

	September	September
	2022	2021
	No. Executives
Directory:
Directors – Bank and its subsidiaries	19	18

Key Personnel of the Management of the Bank and its Subsidiaries:
CEO – Bank	1	1
CEOs – Subsidiaries	5	5
Division Managers / Area – Bank	94	96
Division Managers / Area – Subsidiaries	31	25
Subtotal	131	127
Total	150	145

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

44.	Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for valuation and control related with the process to the fair value measurement.

Within the established framework includes the Product Control Unit, which is independent of the business areas and reports to the Financial Management Control and Productivity Division Manager. This function befall to the Financial Control, Treasury and Capital Manager, through the Financial Risk Information and Control Section, is responsible for independent verification of price and results of trading (including derivatives) and investment operations and all fair value measurements.

To achieve the appropriate measurements and controls, the Bank and its subsidiaries, take into account at least the following aspects:

(i)	Industry standard valuation.

To value financial instruments, Banco de Chile uses industry standard modeling; quota value, share price, discounted cash flows and valuation of options through Black-Scholes-Merton, according to the case. The input parameters for the valuation correspond to rates, prices and levels of volatility for different terms and market factors that are traded in the national and international market and that are provided by the main sources of the market.

(ii)	Quoted prices in active markets.

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information (such as Bolsa de Comercio de Santiago, Bloomberg, LVA and Risk America, etc). This quote represents the price at which these instruments are regularly traded in the financial markets.

(iii)	Valuation techniques.

If no specific quotes are available for the instrument to be valued, valuation techniques will be used to determine the fair value.

Due to, in general, the valuation models require a set of market parameters as inputs, the aim is to maximize information based on observable or price-related quotations for similar instruments in active markets. To the extent there is no information in direct from the markets, data from external suppliers of information, prices of similar instruments and historical information are used to validate the valuation parameters.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

44.	Fair Value of Financial Assets and Liabilities, continued:

(iv)	Fair value adjustments.

Part of the fair value process considers three adjustments to the market value, calculated based on the market parameters, including; a liquidity adjustment, a Bid/Offer adjustment and an adjustment is made for credit risk of derivatives (CVA and DVA). The calculation of the liquidity adjustment considers the size of the position in each factor, the particular liquidity of each factor, the relative size of Banco de Chile with respect to the market, and the liquidity observed in transactions recently carried out in the market. In turn, the Bid/Offer adjustment, represents the impact on the valuation of an instrument depending on whether the position corresponds to a long (bought) or a short (sold).To calculate this adjustment is used the direct quotes from active markets or indicative prices or derivatives of similar assets depending on the instrument, considering the Bid, Mid and Offer, respectively. Finally, the adjustment made for CVA and DVA for derivatives corresponds to the credit risk recognition of the issuer, either of the counterparty (CVA) or of Banco de Chile (DVA).

Liquidity value adjustments are made to trading instruments (including derivatives) only, while Bid / Offer adjustments are made for trading instruments and Financial instrument at fair value through Other Comprehensive Income. Adjustments for CVA / DVA are carried out only for derivatives.

(v)	Fair value control.

A process of independent verification of prices and interest rates is executed daily, in order to control that the market parameters used by Banco de Chile in the valuation of the financial instruments relating to the current state of the market and from them the best estimate derived of the fair value. The objective of this process is to control that the official market parameters provided by the respective business areas, before being entered into the valuation, are within acceptable ranges of differences when compared to the same set of parameters prepared independently by the Financial Risk Information and Control Section. As a result, value differences are obtained at the level of currency, product and portfolio. In the event significant differences exist, these differences are scaled according to the amount of individual materiality of each market factor and aggregated at the portfolio level, according to the grouping levels within previously defined ranges. These ranges are approved by the Finance, International and Financial Risk Committee.

Complementary and in parallel, the Financial Risk Information and Control Section generates and reports on a daily basis Profit and Loss (“P&L”) and Exposure to Market Risks, which allow for proper control and consistency of the parameters used in the valuation.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

44.	Fair Value of Financial Assets and Liabilities, continued:

(vi)	Judgmental analysis and information to Management.

In particular cases, where there are no market quotations for the instrument to be valued and there are no prices for similar transactions instruments or indicative parameters, a specific control and a reasoned analysis must be carried out in order to estimate the fair value of the operation. Within the valuation framework described in the Reasonable Value Policy (and its procedure) approved by the Board of Directors of Banco de Chile, a required level of approval is set in order to carry out transactions where market information is not available or it is not possible to infer prices or rates from it.

(a)	Hierarchy of instrument valued at Fair value:

Banco de Chile and its subsidiaries, classify all the financial instruments among the following levels:

Level 1: These are financial instruments whose fair value is calculated at quoted prices (unadjusted) in extracted from liquid and deep markets. For these instruments there are quotes or prices (return internal rates, quote value, price) the observable market, so that assumptions are not required to determine the value.

In this level, the following instruments are considered: currency futures, debt instruments issued by the Treasury and the Central Bank of Chile, which belong to benchmarks, mutual fund investments and equity shares.

For the instruments of the Central Bank of Chile and the General Treasury of the Republic, all those mnemonics belonging to a Benchmark, in other words corresponding to one of the following categories published by the Santiago Stock Exchange, will be considered as Level 1: Pesos-02, Pesos-03, Pesos-04, Pesos-05, Pesos-07, Pesos-10, UF-02, UF-04, UF-05, UF-07, UF-10, UF-20, UF-30. A Benchmark corresponds to a group of mnemonics that are similar in duration and are traded in an equivalent way, i.e., the price (return internal rates in this case) obtained is the same for all the instruments that make up a Benchmark. This feature defines a greater depth of market, with daily quotations that allow classifying these instruments as Level 1.

In the case of debt issued by the Chilean Government, the internal rate of return of the market is used to discount all flows to present value. In the case of mutual funds and equity shares, the current market price per share, which multiplied by the number of instruments results in the fair value.

The preceding described valuation methodology is equivalent to the one used by the Bolsa de Comercio de Santiago (Santiago Stock Exchange) and correspond to the standard methodology used in the market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

44.	Fair Value of Financial Assets and Liabilities, continued:

Level 2: They are financial instruments whose fair value is calculated based on prices other than in quoted in Level 1 that are observable for the asset or liability, directly (that is, as prices or internal rates of return) or indirectly (that is, derived from prices or internal rates of return from similar instruments). These categories include:

a)	Quoted prices for similar assets or liabilities in active markets.

b)	Quoted prices for identical or similar assets or liabilities in markets that are not active.

c)	Inputs data other than quoted prices that are observable for the asset or liability.

d)	Inputs data corroborated by the market.

At this level there are mainly derivatives instruments, debt issued by banks, debt issues of Chilean and foreign companies, issued in Chile or abroad, mortgage claims, financial brokerage instruments and some issuances by the Central Bank of Chile and the General Treasury of the Republic, which do not belong to benchmarks.

To value derivatives, depends on whether they are impacted by volatility as a relevant market factor in standard valuation methodologies; for options the Black-Scholes-Merton formula is used; for the rest of the derivatives, forwards and swaps, discounted cash flows method is used.

For the remaining instruments at this level, as for debt issues of level 1, the valuation is done through cash flows model by using an internal rate of return that can be derived or estimated from internal rates of return of similar securities as mentioned above.

In the event that there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that have observable quoted price in active markets. These models incorporate various market variables, including the credit quality of counterparties, exchange rates and interest rate curves.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

44.	Fair Value of Financial Assets and Liabilities, continued:

Valuation Techniques and Inputs for Level 2 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model is based on daily prices and risk/maturity similarities between Instruments.

Offshore Bank and Corporate Bonds		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.

Local Central Bank and Treasury Bonds		Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.

Mortgage Notes

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model takes into consideration daily prices and risk/maturity similarities between instruments.

Time Deposits

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on daily prices and considers risk/maturity similarities between instruments.

Cross Currency Swaps, Interest Rate Swaps, FX Forwards, Inflation Forwards

Forward Points, Inflation forecast and local swap rates are provided by market brokers that are widely used in the Chilean market.

Offshore rates and spreads are obtained from third party price providers that are widely used in the Chilean market.

Zero Coupon rates are calculated by using the bootstrapping method over swap rates.

FX Options	Black-Scholes Model	Prices for volatility surface estimates are obtained from market brokers that are widely used in the Chilean market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

44.	Fair Value of Financial Assets and Liabilities, continued:

Level 3: These are financial instruments whose fair value is determined using non-observable inputs data neither for the assets or liabilities under analysis nor for similar instruments. An adjustment to an input that is significant to the entire measurement can result in a fair value measurement classified within Level 3 of the fair value hierarchy, if the adjustment uses significant non-observable data entry.

The instruments likely to be classified as level 3 are mainly Corporate Debt by Chilean and foreign companies, issued both in Chile and abroad.

Valuation Techniques and Inputs for Level 3 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model	Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (Central Bank Bonds) and issuer spread. These inputs (base yield and issuer spread) are provided on a daily basis by third party price providers that are widely used in the Chilean market.

Offshore Bank and Corporate Bonds	Discounted cash flows model

Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (US-Libor) and issuer spread. These inputs (base yield and issuer spread) are provided on a weekly basis by third party price providers that are widely used in the Chilean market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

44.	Fair Value of Financial Assets and Liabilities, continued:

(a)	Level chart:

The following table shows the classification by levels, for financial instruments registered at fair value.

	Level 1		Level 2		Level 3		Total
	September	December	September	December	September	December	September	December
	2022	2021	2022	2021	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial Assets held for trading at fair value through profit or loss
Derivative contracts financial:
Forwards	—	—	903,092	742,545	—	—	903,092	742,545
Swaps	—	—	3,245,569	1,958,243	—	—	3,245,569	1,958,243
Call Options	—	—	9,341	4,509	—	—	9,341	4,509
Put Options	—	—	471	199	—	—	471	199
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	4,158,473	2,705,496	—	—	4,158,473	2,705,496
Debt Financial Instruments:
From the Chilean Government and Central Bank	81,608	169,067	1,763,531	3,303,055	—	—	1,845,139	3,472,122
Other debt financial instruments issued in Chile	—	—	332,287	214,336	6,022	51,484	338,309	265,820
Financial debt instruments issued Abroad	—	—	—	—	—	—	—	—
Subtotal	81,608	169,067	2,095,818	3,517,391	6,022	51,484	2,183,448	3,737,942
Others	5,274	138,753	—	—	—	—	5,274	138,753

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments: (1)
From the Chilean Government and Central Bank	833,997	507,368	1,349,798	1,981,482	—	—	2,183,795	2,488,850
Other debt financial instruments issued in Chile	—	—	1,308,498	540,756	27,693	25,203	1,336,191	565,959
Financial debt instruments issued Abroad	—	—	142,457	—	—	—	142,457	—
Subtotal	833,997	507,368	2,800,753	2,522,238	27,693	25,203	3,662,443	3,054,809

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—	—	—	—
Swaps	—	—	168,146	277,802	—	—	168,146	277,802
Call Options	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	168,146	277,802	—	—	168,146	277,802
Total	920,879	815,188	9,223,190	9,022,927	33,715	76,687	10,177,784	9,914,802

Financial Liabilities
Financial liabilities held for trading at fair value through profit or loss
Derivative contracts financial:
Forwards	—	—	746,600	505,179	—	—	746,600	505,179
Swaps	—	—	3,567,626	2,264,139	—	—	3,567,626	2,264,139
Call Options	—	—	5,757	2,726	—	—	5,757	2,726
Put Options	—	—	1,151	459	—	—	1,151	459
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	4,321,134	2,772,503	—	—	4,321,134	2,772,503
Others	—	—	2,742	9,610	—	—	2,742	9,610

Derivative contracts financial for hedging purposes
Forwards	—	—	—	88	—	—	—	88
Swaps	—	—	28,930	608	—	—	28,930	608
Call Options	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	28,930	696	—	—	28,930	696
Total	—	—	4,352,806	2,782,809	—	—	4,352,806	2,782,809

(1)	As of September 30, 2022, 100% of instruments of Level 3 have denomination “Investment Grade”. Also, 100% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

44.	Fair Value of Financial Assets and Liabilities, continued:

(b)	Level 3 reconciliation:

The following table shows the reconciliation between the balances at the beginning and at the end of year for those instruments classified in Level 3, whose fair value is reflected in the Interim Consolidated Financial Statements:

	September 2022
	Balance as of January 1, 2022	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of September 30, 2022
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets held for trading at fair value through profit or loss
Debt Financial Instruments:
Other debt financial instruments issued in Chile	51,484	792	—	17,573	(63,827)	—	—	6,022
Subtotal	51,484	792	—	17,573	(63,827)	—	—	6,022

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments:
Other debt financial instruments issued in Chile	25,203	887	1,759	11,843	(11,999)	—	—	27,693
Subtotal	25,203	887	1,759	11,843	(11,999)	—	—	27,693
Total	76,687	1,679	1,759	29,416	(75,826)	—	—	33,715

	December 2021
	Balance as of January 1, 2021	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets held for trading at fair value through profit or loss
Debt Financial Instruments:
Other debt financial instruments issued in Chile	5,494	(503)	—	42,484	(3,160)	7,169	—	51,484
Subtotal	5,494	(503)	—	42,484	(3,160)	7,169	—	51,484

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments:
Other debt financial instruments issued in Chile	36,596	1,084	(3,168)	10,212	(20,453)	6,399	(5,467)	25,203
Subtotal	36,596	1,084	(3,168)	10,212	(20,453)	6,399	(5,467)	25,203
Total	42,090	581	(3,168)	52,696	(23,613)	13,568	(5,467)	76,687

(1)	Recorded in income under item “Net Financial income (expense)”.
(2)	Recorded in equity under item “Accumulated other comprehensive income”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

44.	Fair Value of Financial Assets and Liabilities, continued:

(c)	Sensitivity of instruments classified in Level 3 to changes in key assumptions of models:

The following table shows the sensitivity, by type of instrument, of those instruments classified in Level 3 using alternative in key valuation assumptions:

	As of September 30, 2022		As of December 31, 2021
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
	MCh$	MCh$	MCh$	MCh$

Financial Assets held for trading at fair value through profit or loss
Debt Financial Instruments:
Other debt financial instruments issued in Chile	6,022	(62)	51,484	(506)
Subtotal	6,022	(62)	51,484	(506)

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments:
Other debt financial instruments issued in Chile	27,693	(696)	25,203	(782)
Subtotal	27,693	(696)	25,203	(782)
Total	33,715	(758)	76,687	(1,288)

With the purpose of determining the sensitivity of the financial investments to changes in significant market factors, the Bank has made alternative calculations at fair value, changing those key parameters for the valuation and which are not directly observable in screens. In the case of the financial assets listed in the table above, which correspond to Bank Bonds and Corporate Bonds, it was considered that, since there are no current observables prices, the input prices will be based on brokers’ quotes. The prices are usually calculated as a base rate plus a spread. For Local Bonds it was determined to apply a 10% impact on the price, while for the Off Shore Bonds it was determined to apply a 10% impact only on the spread, since the base rate is covered by interest rate swaps instruments in the so-called accounting hedges. The 10% impact is considered reasonable, taking into account the market performance of these instruments and comparing it against the bid / offer adjustment that is provisioned by these instruments.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

44.	Fair Value of Financial Assets and Liabilities, continued:

(d)	Other assets and liabilities:

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note are not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Estimated Fair Value
	September	December	September	December
	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$

Assets
Cash and due from banks	2,857,318	3,713,734	2,857,318	3,713,734
Transactions in the course of collection	488,526	486,700	488,526	486,700
Subtotal	3,345,844	4,200,434	3,345,844	4,200,434
Financial assets at amortized cost
Rights by resale agreements and securities lending	44,488	64,365	44,488	64,365
Debt financial instruments	885,951	839,744	771,684	764,528
Loans and advances to Banks
Domestic banks	—	159,960	—	159,960
Central Bank of Chile	2,800,817	1,090,000	2,800,817	1,090,000
Foreign banks	310,452	279,353	308,987	278,813
Subtotal	4,041,708	2,433,422	3,925,976	2,357,666
Loans to customers, net
Commercial loans	19,786,445	19,217,868	18,852,686	18,423,126
Residential mortgage loans	11,136,919	10,315,921	10,615,550	9,753,455
Consumer loans	4,400,347	3,978,079	4,332,990	3,899,940
Subtotal	35,323,711	33,511,868	33,801,226	32,076,521
Total	42,711,263	40,145,724	41,073,046	38,634,621

Liabilities
Transactions in the course of payment	402,356	369,980	402,356	369,980
Financial liabilities at amortized cost
Current accounts and other demand deposits	14,298,698	18,249,881	14,298,698	18,249,881
Saving accounts and time deposits	12,992,748	8,803,713	12,993,674	8,808,900
Obligations by repurchase agreements and securities lending	201,805	85,399	201,805	85,399
Borrowings from financial institutions	5,360,800	4,861,865	4,745,323	4,325,869
Debt financial instruments issued
Letters of credit for residential purposes	2,697	4,005	2,770	4,209
Letters of credit for general purposes	64	109	67	116
Bonds	8,780,052	8,557,281	8,213,986	8,397,835
Other financial obligations	234,149	250,005	258,042	274,838
Subtotal	41,871,013	40,812,258	40,714,365	40,147,047
Financial instruments of regulatory capital issued
Subordinate bonds	1,002,053	917,510	929,362	869,364
Total	43,275,422	42,099,748	42,046,083	41,386,391

Other financial assets and liabilities not measured at their fair value, but for which a fair value is estimated, even if not managed based on such value, include assets and liabilities such as placements, deposits and other time deposits, debt issued, and other financial assets and obligations with different maturities and characteristics. The fair value of these assets and liabilities is calculated using the Discounted Cash Flow model and the use of various data sources such as yield curves, credit risk spreads, etc. In addition, due to some of these assets and liabilities are not traded on the market, periodic reviews and analyzes are required to determine the suitability of the inputs and determined fair values.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

44.	Fair Value of Financial Assets and Liabilities, continued:

(e)	Levels of other assets and liabilities:

The following table shows the estimated fair value of financial assets and liabilities not valued at their fair value, as of September 30, 2022 and December 31, 2021:

	Level 1 Estimated Fair Value		Level 1 Estimated Fair Value		Level 3 Estimated Fair Value		Total Estimated Fair Value
	September	December	September	December	September	December	September	December
	2022	2021	2022	2021	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and due from banks	2,857,318	3,713,734	—	—	—	—	2,857,318	3,713,734
Transactions in the course of collection	488,526	486,700	—	—	—	—	488,526	486,700
Subtotal	3,345,844	4,200,434	—	—	—	—	3,345,844	4,200,434
Financial assets at amortized cost
Rights by resale agreements and securities lending	44,488	64,365	—	—	—	—	44,488	64,365
Debt financial instruments	771,684	764,528	—	—	—	—	771,684	764,528
Loans and advances to Banks
Domestic banks	—	159,960	—	—	—	—	—	159,960
Central Bank of Chile	2,800,817	1,090,000	—	—	—	—	2,800,817	1,090,000
Foreign banks	—	—	—	—	308,987	278,813	308,987	278,813
Subtotal	3,616,989	2,078,853	—	—	308,987	278,813	3,925,976	2,357,666
Loans to customers, net
Commercial loans	—	—	—	—	18,852,686	18,423,126	18,852,686	18,423,126
Residential mortgage loans	—	—	—	—	10,615,550	9,753,455	10,615,550	9,753,455
Consumer loans	—	—	—	—	4,332,990	3,899,940	4,332,990	3,899,940
Subtotal	—	—	—	—	33,801,226	32,076,521	33,801,226	32,076,521
Total	6,962,833	6,279,287	—	—	34,110,213	32,355,334	41,073,046	38,634,621

Liabilities
Transactions in the course of payment	402,356	369,980	—	—	—	—	402,356	369,980
Financial liabilities at amortized cost
Current accounts and other demand deposits	14,298,698	18,249,881	—	—	—	—	14,298,698	18,249,881
Saving accounts and time deposits	—	—	—	—	12,993,674	8,808,900	12,993,674	8,808,900
Obligations by repurchase agreements and securities lending	201,805	85,399	—	—	—	—	201,805	85,399
Borrowings from financial institutions	—	—	—	—	4,745,323	4,325,869	4,745,323	4,325,869
Debt financial instruments issued
Letters of credit for residential purposes	—	—	2,770	4,209	—	—	2,770	4,209
Letters of credit for general purposes	—	—	67	116	—	—	67	116
Bonds	—	—	8,213,986	8,397,835	—	—	8,213,986	8,397,835
Other financial obligations	—	—	—	—	258,042	274,838	258,042	274,838
Subtotal	14,500,503	18,335,280	8,216,823	8,402,160	17,997,039	13,409,607	40,714,365	40,147,047
Financial instruments of regulatory capital issued
Subordinate bonds	—	—	—	—	929,362	869,364	929,362	869,364
Total	14,902,859	18,705,260	8,216,823	8,402,160	18,926,401	14,278,971	42,046,083	41,386,391

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

44.	Fair Value of Financial Assets and Liabilities, continued:

(e)	Levels of other assets and liabilities, continued:

The Bank determines the fair value of these assets and liabilities according to the following:

●	Short-term assets and liabilities: For assets and liabilities with short-term maturity, it is assumed that the book values approximate to their fair value. This assumption is applied to the following assets and liabilities:

Assets:		Liabilities:

-	Cash and deposits in banks	-	Current accounts and other demand deposits
-	Transactions in the course of collection	-	Transactions in the course of payments
-	Investment under resale agreements and securities loans	-	Obligations under repurchase agreements and securities loans
-	Loans and advance to domestic banks

●	Loans to Customers and Advance to foreign banks: Fair value is determined by using the discounted cash flow model and internally generated discount rates, based on internal transfer rates derived from our internal transfer price process. Once the present value is determined, we deduct the related loan loss allowances in order to incorporate the credit risk associated with each contract or loan. As we use internally generated parameters for valuation purposes, we categorize these instruments in Level 3.

●	Debt financial instruments at amortized cost: The fair value is calculated with the methodology of the Stock Exchange, using the IRR observed in the market. Because the instruments that are in this category correspond to Treasury Bonds that are Benchmark, they are classified in Level 1.

●	Letters of Credit and Bonds: In order to determine the present value of contractual cash flows, we apply the discounted cash flow model by using market interest rates that are available in the market, either for the instruments under valuation or instruments with similar features that fit valuation needs in terms of currency, maturities and liquidity. The market interest rates are obtained from third party price providers widely used by the market. As a result of the valuation technique and the quality of inputs (observable) used for valuation, we categorize these financial liabilities in Level 2.

●	Saving Accounts, Time Deposits, Borrowings from Financial Institutions, Subordinated Bonds and Other borrowings financial: The discounted cash flow model is used to obtain the present value of committed cash flows by applying a bucket approach and average adjusted discount rates that derived from both market rates for instruments with similar features and our internal transfer price process. As we use internally generated parameters and/or apply significant judgmental analysis for valuation purposes, we categorize these financial liabilities in Level 3.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

45.	Maturity according to their remaining Terms of Financial Assets and Liabilities:

The table below details the main financial assets and liabilities grouped in accordance with their remaining maturity, including capitals and accrued interest as of September 30, 2022 and December 31, 2021. As these are for trading and Financial instrument at fair value through other comprehensive income are included at their fair value:

		September 2022
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	2,857,318	—	—	—	2,857,318	—	—	—	—	2,857,318
Transactions in the course of collection	—	488,526	—	—	488,526	—	—	—	—	488,526
Financial assets held for trading at fair value through profit or loss
Derivative contracts financial	—	258,676	311,985	905,526	1,476,187	947,703	583,866	1,150,717	2,682,286	4,158,473
Debt financial instruments	—	2,183,448	—	—	2,183,448	—	—	—	—	2,183,448
Others	—	5,274	—	—	5,274	—	—	—	—	5,274
Financial assets at fair value through other comprehensive income	—	30,397	12,966	2,273,562	2,316,925	580,388	85,334	679,796	1,345,518	3,662,443
Derivative contracts financial for hedging purposes	—	—	—	22,214	22,214	40,284	1,766	103,882	145,932	168,146
Financial assets at amortized cost
Rights by resale agreements and securities lending	—	29,962	9,072	5,454	44,488	—	—	—	—	44,488
Debt financial instruments	—	—	—	—	—	16,075	434,365	435,511	885,951	885,951
Loans and advances to Banks (*)	—	2,807,612	—	304,282	3,111,894	—	—	—	—	3,111,894
Loans to customers, net (*)	—	4,291,044	3,164,671	6,521,644	13,977,359	7,474,265	3,936,952	10,696,891	22,108,108	36,085,467
Total fnancial assets	2,857,318	10,094,939	3,498,694	10,032,682	26,483,633	9,058,715	5,042,283	13,066,797	27,167,795	53,651,428

		September 2022
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Transactions in the course of payment	—	402,356	—	—	402,356	—	—	—	—	402,356
Financial liabilities held for trading at fair value through profit or loss
Derivative contracts financial	—	324,821	311,108	927,496	1,563,425	902,043	708,338	1,147,328	2,757,709	4,321,134
Others	—	1,748	64	930	2,742	—	—	—	—	2,742
Derivative contracts financial for hedging purposes	—	—	—	—	—	—	4,452	24,478	28,930	28,930
Financial liabilities at amortized cost
Current accounts and other demand deposits	14,298,698	—	—	—	14,298,698	—	—	—	—	14,298,698
Saving accounts and time deposits (**)	—	8,366,011	2,655,229	1,468,845	12,490,085	61,989	6,639	599	69,227	12,559,312
Obligations by repurchase agreements and securities lending	—	201,746	59	—	201,805	—	—	—	—	201,805
Borrowings from financial institutions	—	275,701	28,618	639,515	943,834	4,416,966	—	—	4,416,966	5,360,800
Debt financial instruments issued
Letters of credit	—	352	547	560	1,459	887	43	372	1,302	2,761
Bonds	—	305,120	277,468	755,437	1,338,025	1,907,911	2,347,604	3,186,512	7,442,027	8,780,052
Other financial obligations	—	234,029	20	68	234,117	32	—	—	32	234,149
Lease liabilities	—	2,870	5,272	20,838	28,980	28,803	17,387	20,287	66,477	95,457
Financial instruments of regulatory capital issued	—	6,529	106,795	9,142	122,466	19,544	15,195	844,848	879,587	1,002,053
Total fnancial liabilities	14,298,698	10,121,283	3,385,180	3,822,831	31,627,992	7,338,175	3,099,658	5,224,424	15,662,257	47,290,249
Mismatch	(11,441,380)	(26,344)	113,514	6,209,851	(5,144,359)	1,720,540	1,942,625	7,842,373	11,505,538	6,361,179

(*)	These balances are presented without deduction of their respective provisions, which amount to Ch$761,756 million for loans to customers and Ch$625 million for borrowings from financial institutions.
(**)	Excludes term saving accounts, which amount to Ch$433,436 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

45.	Maturity according to their remaining Terms of Financial Assets and Liabilities, continued:

	December 2021
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	3,713,734	—	—	—	3,713,734	—	—	—	—	3,713,734
Transactions in the course of collection	—	486,700	—	—	486,700	—	—	—	—	486,700
Financial assets held for trading at fair value through profit or loss
Derivative contracts financial	—	81,338	235,071	702,581	1,018,990	590,575	394,785	701,146	1,686,506	2,705,496
Debt financial instruments	—	3,737,942	—	—	3,737,942	—	—	—	—	3,737,942
Others	—	138,753	—	—	138,753	—	—	—	—	138,753
Financial assets at fair value through other comprehensive income	—	92,654	475,406	1,008,858	1,576,918	836,880	124,380	516,631	1,477,891	3,054,809
Derivative contracts financial for hedging purposes	—	—	—	960	960	61,035	5,681	210,126	276,842	277,802
Financial assets at amortized cost
Rights by resale agreements and securities lending	—	37,763	14,013	12,589	64,365	—	—	—	—	64,365
Debt financial instruments	—	—	—	—	—	—	413,599	426,145	839,744	839,744
Loans and advances to Banks (*)	—	1,366,332	81,053	81,457	1,528,842	990	—	—	990	1,529,832
Loans to customers, net (*)	—	3,566,966	2,492,113	6,415,681	12,474,760	7,627,207	4,002,539	10,125,611	21,755,357	34,230,117
Total fnancial assets	3,713,734	9,508,448	3,297,656	8,222,126	24,741,964	9,116,687	4,940,984	11,979,659	26,037,330	50,779,294

		December 2021
	Demand	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
Liabilities	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Transactions in the course of payment	—	369,980	—	—	369,980	—	—	—	—	369,980
Financial liabilities held for trading at fair value through profit or loss
Derivative contracts financial	—	34,654	226,057	712,583	973,294	644,452	399,499	755,258	1,799,209	2,772,503
Others	—	2,320	4	7,286	9,610	—	——	—	—	9,610
Derivative contracts financial for hedging purposes	—	—	—	696	696	—	—	—	—	696
Financial liabilities at amortized cost
Current accounts and other demand deposits	18,249,881	—	—	—	18,249,881	—	—	—	—	18,249,881
Saving accounts and time deposits (**)	—	6,304,693	1,748,178	234,675	8,287,546	65,552	1,906	452	67,910	8,355,456
Obligations by repurchase agreements and securities lending	—	85,347		52	85,399					85,399
Borrowings from financial institutions	—	196,093	1,259,282	18,344	1,473,719	3,388,146	—	—	3,388,146	4,861,865
Debt financial instruments issued
Letters of credit	—	526	544	1,066	2,136	1,425	185	368	1,978	4,114
Bonds	—	139,876	374,532	848,924	1,363,332	1,933,284	1,784,606	3,476,059	7,193,949	8,557,281
Other financial obligations	—	249,800	25	90	249,915	90	—	—	90	250,005
Lease liabilities	—	2,312	6,586	17,502	26,400	29,056	16,449	23,765	69,270	95,670
Financial instruments of regulatory capital issued	—	4,227	1,390	112,859	118,476	19,979	15,854	763,201	799,034	917,510
Total fnancial liabilities	18,249,881	7,389,828	3,616,598	1,954,077	31,210,384	6,081,984	2,218,499	5,019,103	13,319,586	44,529,970
Mismatch	(14,536,147)	2,118,620	(318,942)	6,268,049	(6,468,420)	3,034,703	2,722,485	6,960,556	12,717,744	6,249,324

(*)	These balances are presented without deduction of their respective provisions, which amount to Ch$718,249 million for loans to customers and Ch$519 million for borrowings from financial institutions.
(**)	Excludes term saving accounts, which amount to Ch$448,257 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

46.	Financial and Non-Financial Assets and Liabilities by Currency:

As of September 30, 2022	CLP	CLF	FX Indexation	USD	COP	GBP	EUR	CHF	JPY	CNY	Others	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	1,099,379	—	—	1,605,323	—	20,683	50,707	30,791	11,645	25,752	13,038	2,857,318
Transactions in the course of collection	140,213	—	—	246,161	—	17,266	70,113	—	3,819	2,726	8,228	488,526
Financial assets held for trading at fair value through profit or loss
Derivative financial instruments	3,599,162	—	—	501,701	—	3,429	53,880	—	—	—	301	4,158,473
Debt financial instruments	2,015,024	168,365	—	59	—	—	—	—	—	—	—	2,183,448
Others	5,274	—	—	—	—	—	—	—	—	—	—	5,274
Non-trading financial assets mandatorily measured at fair value through profit or loss	—	—	—	—	—	—	—	—	—	—	—	—
Financial assets designated at fair value through profit or loss	—	—	—	—	—	—	—	—	—	—	—	—
Financial assets at fair value through other comprehensive income
Debt financial instruments	2,928,865	586,310	—	147,268	—	—	—	—	—	—	—	3,662,443
Others	—	—	—	—	—	—	—	—	—	—	—	—
Derivative contracts financial for hedging purposes	168,146	—	—	—	—	—	—	—	—	—	—	168,146
Financial assets at amortized cost
Rights by resale agreements and securities lending	44,488	—	—	—	—	—	—	—	—	—	—	44,488
Debt financial instruments	322,052	563,899	—	—	—	—	—	—	—	—	—	885,951
Loans and advances to Banks	2,800,817	—	—	309,458	—	—	994	—	—	—	—	3,111,269
Loans to customers - Commercial	9,139,441	7,215,862	129,789	3,245,104	—	554	49,499	121	2,798	3,277	—	19,786,445
Loans to customers - Residential mortgage	10,204	11,126,715	—	—	—	—	—	—	—	—	—	11,136,919
Loans to customers - Consumer	4,277,772	56,884	—	65,691	—	—	—	—	—	—	—	4,400,347
Investments in other companies	59,704	—	—	25	—	—	3	—	—	—	—	59,732
Intangible assets	86,916	—	—	—	—	—	—	—	—	—	—	86,916
Property and equipment	210,311	—	—	—	—	—	—	—	—	—	—	210,311
Right-of-use assets	100,422	119	—	—	—	—	—	—	—	—	—	100,541
Current tax assets	75,562	—	—	—	—	—	—	—	—	—	—	75,562
Deferred tax assets	521,337	—	—	—	—	—	—	—	—	—	—	521,337
Other assets	415,420	29,964	2,837	405,213	—	5	3,392	—	—	—	2	856,833
Non-current assets and disposal groups held for sale	13,176	—	—	—	—	—	—	—	—	—	—	13,176
TOTAL ASSETS	28,033,685	19,748,118	132,626	6,526,003	—	41,937	228,588	30,912	18,262	31,755	21,569	54,813,455

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

46.	Financial and Non-Financial Assets and Liabilities by Currency, continued:

As of September 30, 2022	CLP	CLF	FX Indexation	USD	COP	GBP	EUR	CHF	JPY	CNY	Others	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
LIABILITIES
Transactions in the course of payment	172,823	—	—	168,871	—	17,588	35,481	11	672	6,775	135	402,356
Financial liabilities held for trading at fair value through profit or loss
Derivative financial instruments	3,857,422	—	—	423,087	—	2,771	37,854	—	—	—	—	4,321,134
Others	1,812	—	—	930	—	—	—	—	—	—	—	2,742
Financial liabilities designated as at fair value through profit or loss	—	—	—	—	—	—	—	—	—	—	—	—
Derivative contracts financial for hedging purposes	28,930	—	—	—	—	—	—	—	—	—	—	28,930
Financial liabilities at amortized cost
Current accounts and other demand deposits	11,539,840	68,306	—	2,635,679	—	42	54,758	45	1	1	26	14,298,698
Saving accounts and time deposits	9,390,675	1,951,298	—	1,650,445	—	—	330	—	—	—	—	12,992,748
Obligations by repurchase agreements and securities lending	201,632	—	—	173	—	—	—	—	—	—	—	201,805
Borrowings from financial institutions	4,348,460	—	175	1,005,374	—	—	3,045	—	—	3,688	58	5,360,800
Debt financial instruments issued	—	6,490,060	—	780,897	—	—	95,877	390,239	201,616	—	824,124	8,782,813
Other financial obligations	135,114	122	—	98,913	—	—	—	—	—	—	—	234,149
Lease liabilities	95,457	—	—	—	—	—	—	—	—	—	—	95,457
Financial instruments of regulatory capital issued	—	1,002,053	—	—	—	—	—	—	—	—	—	1,002,053
Provisions for contingencies	151,369	—	—	—	—	—	—	—	—	—	—	151,369
Provision for dividends, interests and reappraisal of financial instruments of regulatory capital issued	375,197	—	—	—	—	—	—	—	—	—	—	375,197
Special provisions for credit risk	744,238	—	15	16,485	—	—	510	—	22	171	—	761,441
Currents tax liabilities	677	—	—	—	—	—	—	—	—	—	—	677
Deferred tax liabilities	—	—	—	—	—	—	—	—	—	—	—	—
Other liabilities	545,467	203,275	177	357,470	—	10	8,873	15	25	—	101	1,115,413
Liabilities included in disposal groups held for sale	—	—	—	—	—	—	—	—	—	—	—	—
TOTAL LIABILITIES	31,589,113	9,715,114	367	7,138,324	—	20,411	236,728	390,310	202,336	10,635	824,444	50,127,782

Mismatch of Financial Assets and Liabilities (*)	(3,221,328)	10,206,196	129,614	(643,604)	—	21,531	(2,152)	(359,383)	(184,027)	21,291	(802,776)	5,165,362

(*)	This value does not consider non-financial assets and liabilities and the notional values of derivative instruments, which are disclosed at fair value.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

46.	Financial and Non-Financial Assets and Liabilities by Currency, continued:

As of December 31, 2021	CLP	CLF	FX Indexation	USD	COP	GBP	EUR	CHF	JPY	CNY	Others	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	1,134,433	—	—	2,473,380	—	10,837	32,929	26,764	5,068	17,683	12,640	3,713,734
Transactions in the course of collection	156,381	—	—	253,326	—	9,781	57,887	77	9,238		10	486,700
Financial assets held for trading at fair value through profit or loss
Derivative financial instruments	2,529,244	—	—	161,547	—	294	14,391	—			20	2,705,496
Debt financial instruments	3,474,307	263,584	—	51	—	—	—	—	—	—	—	3,737,942
Others	138,740	—	—	13	—	—	—	—	—	—	—	138,753
Non-trading financial assets mandatorily measured at fair value through profit or loss	—	—	—	—	—	—	—	—	—	—	—	—
Financial assets designated at fair value through profit or loss	—	—	—	—	—	—	—	—	—	—	—	—
Financial assets at fair value through other comprehensive income
Debt financial instruments	2,590,509	460,038	—	4,262	—	—	—	—	—	—	—	3,054,809
Others	—	—	—	—	—	—	—	—	—	—	—	—
Derivative contracts financial for hedging purposes	277,802	—	—	—	—	—	—	—	—	—	—	277,802
Financial assets at amortized cost
Rights by resale agreements and securities lending	64,365	—	—	—	—	—	—	—	—	—	—	64,365
Debt financial instruments	324,555	515,189	—	—	—	—	—	—	—	—	—	839,744
Loans and advances to Banks	1,249,500	—	—	278,816	—	—	997	—	—	—	—	1,529,313
Loans to customers - Commercial	9,867,211	6,434,765	87,677	2,782,272	—	753	39,413	13	2,564	3,136	64	19,217,868
Loans to customers - Residential mortgage	6,476	10,309,445	—	—	—	—	—	—	—	—	—	10,315,921
Loans to customers - Consumer	3,863,597	62,839	—	51,643	—	—	—	—	—	—	—	3,978,079
Investments in other companies	52,732	—	—	22	—	—	3	—	—	—	—	52,757
Intangible assets	72,532	—	—	—	—	—		—	—	—	—	72,532
Property and equipment	222,320	—	—	—	—	—		—	—	—	—	222,320
Right-of-use assets	100,080	108	—	—	—	—	—	—	—	—	—	100,188
Current tax assets	846	—	—	—	—	—	—	—	—	—	—	846
Deferred tax assets	434,277	—	—	—	—	—	—	—	—	—	—	434,277
Other assets	472,425	14,763	1,113	306,456	—	30	672	—	—	—	2	795,461
Non-current assets and disposal groups held for sale	19,419	—	—	—	—	—	—	—	—	—	—	19,419
TOTAL ASSETS	27,051,751	18,060,731	88,790	6,311,788	—	21,695	146,292	26,854	16,870	20,819	12,736	51,758,326

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

46.	Financial and Non-Financial Assets and Liabilities by Currency, continued:

As of December 31, 2021	CLP	CLF	FX Indexation	USD	COP	GBP	EUR	CHF	JPY	CNY	Others	TOTAL
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
LIABILITIES
Transactions in the course of payment	193,286	—	—	101,085	—	9,874	58,186	13	5,807	—	1,729	369,980
Financial liabilities held for trading at fair value through profit or loss
Derivative financial instruments	2,578,512	—	—	182,762	—	545	10,684	—	—	—	—	2,772,503
Others	2,324	—	—	7,286	—	—	—	—	—	—	—	9,610
Financial liabilities designated as at fair value through profit or loss	—	—	—	—	—	—	—	—	—	—	—	—
Derivative contracts financial for hedging purposes	696	—	—	—	—	—	—	—	—	—	—	696
Financial liabilities at amortized cost
Current accounts and other demand deposits	14,824,044	57,181	—	3,317,788	—	54	50,755	42	1	1	15	18,249,881
Saving accounts and time deposits	6,709,197	906,019	—	1,188,028	—	—	469	—	—	—	—	8,803,713
Obligations by repurchase agreements and securities lending	85,347	—	—	52	—	—	—	—	—	—	—	85,399
Borrowings from financial institutions	4,348,460	—	11	507,081	—	11	2,677	—	412	3,136	77	4,861,865
Debt financial instruments issued	—	6,135,153	—	991,217	—	—	97,161	368,229	259,431	—	710,204	8,561,395
Other financial obligations	129,274	223	—	120,508	—	—	—	—	—	—	—	250,005
Lease liabilities	95,670	—	—	—	—	—	—	—	—	—	—	95,670
Financial instruments of regulatory capital issued	—	917,510	—	—	—	—	—	—	—	—	—	917,510
Provisions for contingencies	143,858	—	—	—	—	—	—	—	—	—	—	143,858
Provision for dividends, interests and reappraisal of financial instruments of regulatory capital issued	323,897	—	—	—	—	—	—	—	—	—	—	323,897
Special provisions for credit risk	601,574	—	—	—	—	—	—	—	—	—	—	601,574
Currents tax liabilities	113,129	—	—	—	—	—	—	—	—	—	—	113,129
Deferred tax liabilities	—	—	—	—	—	—	—	—	—	—	—	—
Other liabilities	620,108	285,683	—	393,737	—	1	2,944	1	1	1,601	43	1,304,119
Liabilities included in disposal groups held for sale	—	—	—	—	—	—	—	—	—	—	—	—
TOTAL LIABILITIES	30,769,376	8,301,769	11	6,809,544	—	10,485	222,876	368,285	265,652	4,738	712,068	47,464,804

Mismatch of Financial Assets and Liabilities (*)	(3,289,690)	10,029,774	87,666	(410,497)	—	11,181	(74,315)	(341,430)	(248,781)	17,682	(699,291)	5,082,299

(*)	This value does not consider non-financial assets and liabilities and the notional values of derivative instruments, which are disclosed at fair value.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

47.	Risk Management and Report:

(1)	Introduction:

Banco de Chile seeks to maintain a risk profile that ensures the sustainable growth of its activity and that is aligned with its strategic objectives, in order to maximize value creation and guarantee its long-term solvency.

Our risk management policies are established in order to identify and analyze the risks faced by the Bank, set appropriate risk limits, alerts and controls, monitor risks and compliance with limits and alerts in order to carry out the necessary action plans. Through its administration policies and procedures, the Bank develops a disciplined and constructive control environment. Policies as well as risk management standards, procedures and systems are regularly reviewed.

For this, the Bank has teams with extensive experience and knowledge in each area associated with risks, ensuring comprehensive and consolidated management of the same, including the Bank and its subsidiaries.

(a)	Risk Management Structure

Credit, Market and Operational Risk Management are at the all levels of the Organization, with a Corporate Governance structure that recognizes the relevance of the different risk areas that exist.

The Board of Directors of Banco de Chile is responsible for establishing the policies, the risk appetite framework, the guidelines for the development, validation and monitoring of models. In like manner, it approves the provision models and pronounces annually on the sufficient provisions. For its part, the Administration is responsible both for the establishment of standards and associated procedures as well as for the control and compliance with the disposed by the Board of Directors.

The Bank’s Corporate Governance considers the active participation of the Board, either directly or through different committees made up of Directors and Senior Management. It is permanently informed of the evolution of the different risk areas, participating through its Finance, International and Financial Risk, Credit, Portfolio Risk Committee and Higher Operational Risk Committee, in which the status of credit, market and operational risks are reviewed. These committees are described in the next paragraphs.

Risk Management is developed jointly by the Wholesale Credit Risk Division, the Retail Credit Risk and Global Risk Control Division and the Cybersecurity Division, which constitute the corporate risk governance structure, who, by having highly experienced and specialized teams, together with a robust regulatory framework, allow optimal and effective management of the matters they address.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

47.	Risk Management and Report, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

The Wholesale Credit Risk Division and the Retail Credit Risk and Global Risk Control Division are responsible for credit risk in the admission, monitoring and recovery phases for the different business segments. Additionally, the Wholesale Credit Risk Division has the Market Risk Management that performs the function of measuring, limiting, controlling and reporting said risk together with the definition of valuation and management standards for the Bank’s assets and liabilities.

In turn, in the Retail Credit Risk and Global Risk Control Division, the Admissions Area, among its functions, develops the regulatory framework in matters of credit risk, and the Risk Models Area, which develops the different methodologies related to credit risk. Likewise, in this Division, the monitoring and validation of models are carried out by the respective Areas that deal with these matters, ensuring the independence of the function and across the organization.

This Division also has the Operational Risk and Business Continuity Management, in charge of managing and supervising the application of the policies, rules and procedures in each of these areas within the Bank and Subsidiaries. For purposes, the Operational Risk Management is in charge of guaranteeing the identification and efficient management of operational risks and promoting a culture in terms of risks to prevent financial losses and improve the quality of our processes, as well as proposing continuous improvements to risk management, aligned with business objectives. In addition to the above, the Business Continuity Management aims to manage the strategy and control of business continuity in the operational and technological field for the Bank, maintaining alternative operation plans and controlled tests to reduce the impact of disruptive events that may affect the organization. Both in Operational Risk and in Business Continuity, its methodologies, controls and scope are applied at the Banco de Chile level and are replicated in the subsidiaries, guaranteeing their homologation to the Bank’s global management model.

For its part, the Cybersecurity Division is responsible for defining, implementing and reporting the progress of the Strategic Cybersecurity Plan in line with the Bank’s business strategy, one of its main focuses being to protect internal information, that of its customers and collaborators.

This Division is comprises by the Cybersecurity Engineering Management, the Cyber Defense Management and the Strategic Management Deputy Management. The Technological Risk Management and the Cybersecurity Assurance Deputy Management also constitute it, as control units. Numeral 5 of this Note describes the responsibilities of the indicated managers and deputy managers.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

47.	Risk Management and Report, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

(i) Finance, International and Financial Risk Committee

This committee functions are to design policies and procedures related to price and liquidity risk; design a structure of limits and alerts of financial exposures, review the proposal to the Board of Directors of the Risk Appetite Framework, and ensure a correct and timely measurement, control and reporting thereof; track exposures and financial risks; analyze impacts on the valuation of operations and / or results due to potential adverse movements in the values of market variables or liquidity narrowness; review the stress test assumptions and establish action plans where appropriate ; ensure the existence of independent units that value financial positions, and analyze the results of financial positions; review and approve the Comprehensive Risk Measurement in the area of market and liquidity risk; track the international financial exposure of liabilities; review the main credit exposures of Treasury products (derivatives, bonds); ensure that the management guidelines for price and liquidity risks in subsidiaries are consistent with those of the Bank, and be aware of the evolution of their main financial risks.

The Finance, International and Financial Risk Committee, session monthly and is comprises by the Chairman of the Board, four Directors or Advisors to the Board, General Manager, Financial Management Control and Productivity Division Manager, Wholesale Credit Risk Division Manager, Treasury Division Manager and Market Risk Area Manager. If deemed appropriate, the Committee may invite certain persons to participate, on a permanent or occasional basis, in one or more sessions.

(ii) Credit Committees

The credit approval process is done mainly through various credit committees, which are composed of qualified professionals and with the sufficient attributions to take decisions required.

Each committee is responsible for defining the terms and conditions under which the Bank accepts counterparty risks and the Wholesale Credit Risk and Retail Credit Risk Divisions and Global Risk Control participate independently and autonomously of the commercial areas. They are constituted according to the commercial segments and the amounts to approve and have different meeting periodicities.

Within the risk management structure of the Bank, the maximum approval instance is the Credit Committee of Directors. Sessions weekly and is comprises by the Chairman of the Board, regular and alternate directors, General Manager and the Wholesale Credit Risk Division Manager. This Committee is responsible for knowing, analyzing and resolving all credit operations associated with clients and / or economic groups whose total amount subject for approval is equal to or greater than UF 750,000. It also has to know, analyze and resolve all those credit operations that, in accordance with the established in the Bank’s internal rules, must be approved by this Committee, with the exception of the special powers delegated by the Board to the Administration.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

47.	Risk Management and Report, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

(iii) Portfolio Risk Committee

The main function is to know the evolution of the composition, concentration and risk of the loan portfolio of the different banks and segments, covering the complete cycle of credit risk management with the processes of admission, monitoring and recovery of the credits granted. Review the main debtors and the different risk indicators of the portfolio, proposing differentiated management strategies. Approves and proposes to the Board the different credit risk policies. It is responsible for reviewing, approving and recommending to the Board of Directors, for its final approval, the different portfolio evaluation methodologies and provision models. It is also responsible for reviewing and analyzing the adequacy of provisions for the different banks and segments. Also to review the guidelines and methodological advances for the development of internal models of credit risk, together with monitoring the concentration by sectors and segments according to the sectoral limits policy. Reviews and approves both the Comprehensive Risk Measurement (CRM) and the Credit Risk Appetite Framework (RAF) in the area of credit risk, ensuring their due approval by the Board of Directors. Defines the metrics that are part of the Risk Appetite Framework and their acceptable levels. Verifies the consistency of the credit risk policies of the subsidiaries in relation to those of the Bank, controls them globally and becomes aware of the credit risk management carried out by the subsidiaries. In general, know and analyze any relevant aspect in matters of Credit Risk in the portfolio of Banco de Chile.

The Portfolio Risk Committee meets monthly and is comprises by the Chairman of the Board, two regular and alternate Directors, General Manager, Wholesale Credit Risk Division Manager, Retail Credit Risk Division Manager and Global Risk Control, Commercial Division Manager, Risk Management and Information Control Manager.

(iv) Technical Committee for the Supervision of Internal Models

The main function of the Committee is to provide a framework of methodological guidelines for the Development, Follow-up and Documentation of the mathematical models that are used in the massive segments for credit risk management, such as Management Models (Admission, Follow-up, Collection and Rating, among others) and the regulatory models (Capital and Provisions, specific for credit risk or additional, under local or international regulations), among others. The Committee may exceptionally evaluate alternative methodologies, other than those related to credit risk, at the request of its Chairman.

The Committee has the functions of defining the main criteria and guidelines to be used for the construction of new models; Review and approve methodologies associated with non-regulatory models (eg admission, collection), which must be submitted for the consideration of the Portfolio Risk Committee, so that it can rule on their ratification; In the case of regulatory models, the Technical Committee is limited to their review, leaving approval in the hands of the Portfolio Risk Committee and the Board of Directors. Establish minimum standards to monitor the quality of internal models. Establish the minimum standards to document the different areas related to the development, construction, monitoring, and operation of the models.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

47.	Risk Management and Report, continued:

(1)	Introduction, continued:

(a)	Risk Management Structure, continued:

(iv) Technical Committee for the Supervision of Internal Models, continued:

In terms of its composition, it is comprises by the manager of the Retail Credit Risk and Global Risk Control Division, the managers of the Risk Monitoring, Studies and Management, People Business Development, Risk Models Areas, Retail Monitoring and Models, and the Deputy Managers of Big Data and Regulatory Systems, of Models Validation, of Pre-approved Admission, of Regulatory Models, of Management and Infrastructure Models and of the Head of the Personnel Risk Department. The Committee meets monthly.

(v) Operational Risk Higher Committee

It is enforceable and is empowered to sanction the necessary changes in the processes, procedures, controls and computer systems that support the operation of the Bank, in order to mitigate its operational risks, ensuring that the different areas properly manage and control these risks. Additionally, it must be aware of the operational risk management carried out by the subsidiary companies and reported in their respective Operational Risk Committee, including the issues of Information Security and Business Continuity. Likewise, know the corrective measures adopted in the event of deviations or contingency scenarios that could affect the subsidiaries and/or the Bank in this type of risk.

The Operational Risk Higher Committee is comprises by the Chairman of the Board, three Directors, regular or alternate, appointed by the Bank’s Board of Directors, General Manager, Retail Credit Risk Divisions and Global Risk Control Manager, Operations and Technology Division Manager, Commercial Division Manager, Cybersecurity Division Manager, Marketing and Digital Banking Division Manager and Operational Risk Manager. The Committee meets monthly and can be summoned in an extraordinary manner.

(vi) Operational Risk Committee

It is empowered to trigger the necessary changes in the processes, procedures, controls and information systems that support the operation of Banco de Chile, in order to mitigate its operational risks, ensuring that the different areas properly manage and control these risks.

The Operational Risk Committee is comprises by the Retail Credit Risk Divisions and Global Risk Control Manager, Financial Management Control and Productivity Division Manager, Cybersecurity Division Manager, Operational Risk Manager, Technological Risk Manager, Business Continuity Manager, Operations Area Manager, Planning and PMO Manager, Customer Area Manager, GG.EE. Group Manager, Customer Service Manager, Chief Attorney and Operational Risk Management Deputy Manager. The Committee session monthly and can be summoned extraordinarily.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

47.	Risk Management and Report, continued:

(1)	Introduction, continued:

(vii) Capital Management Committee

This committee meets quarterly and is comprised by two members of the Board of Directors; the General Manager; the Financial Management Control and Productivity Division Manager; the Wholesale Credit Risk Division Manager; the Retail Credit Risk and Global Risk Control Division Manager; and the Treasury and Capital Financial Control Area Manager. The Presidency of the Committee is in charge of a member of the board of Directors. In case of absence of the Chairman, he is subrogated by the other member of the board of Directors.

The Capital Management Committee’s main function is to monitor and supervise the capital management of the Bank and its subsidiaries, and ensure its compliance in accordance with the Corporate Capital Management Policy and related regulations, being responsible for: (i) review and update the Corporate Capital Management Policy, at least annually, (ii) review and update the complementary documentation associated with capital management, at least annually, (iii) ensure that the Bank has sufficient capital to meet both its current needs and those arising from stress scenarios, over a three-year horizon, (iv) review and validate, on an annual basis, the Capital Plan and propose an Internal Total or Regulatory Capital Objective for approval by the Board of Directors, (v) review the results of the Stress Tests, the Comprehensive Risk Measurement (MIR), the Risk Appetite Framework (“MAR”) and the Self-Assessment Report of the Total or Regulatory Capital, (vi) periodically monitor the different metrics defined for the Bank’s capital management, as well as the variables that affect those parameters, (vii) keep the Board of Directors informed of compliance with the capital plan, the Business and Capital MAR, as well as the evolution of the variables that affect capital management, (viii) propose the activation and supervise the execution of the Contingency Plans associated with possible breaches of the Business and Capital MAR, prior to its approval by the Board of Directors, as well as annually review updates to them, (ix) review the results of the validation of the models associated with capital management and quarterly monitor the status of the observations generated from the validations, (x) be aware of the results of the internal control evaluation of the Capital Self-Assessment Process, prior to the issuance of the Total or Regulatory Capital Self-Assessment Report.

(b)	Internal Audit

The risk management processes of the entire Bank are permanently audited by the Internal Audit Area, which examines the sufficiency of the procedures and their compliance. Internal Audit discusses the results of all evaluations with the administration and reports its findings and recommendations to the Board of Directors through the Audit Committee.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

47.	Risk Management and Report, continued:

(1)	Introduction, continued:

(c)	Measurement Methodology

Regarding to Credit Risk, provision levels and portfolio expenses are the basic measures for determining the credit quality of our portfolio.

Banco de Chile permanently evaluates its loan portfolio, timely recognizing the associated level of risk of the loan portfolio. For this, there are specific guidelines for the development of provision management models (admission, campaigns, collection) both under local regulations in accordance with the instructions issued by the CMF, as well as under IFRS 9 and stress tests; these guidelines and the models developed are approved by the Board of Directors.

As a result of this evaluation, on both individual and group portfolios, the level of provisions that the bank should constitute is determined, in the event of customers payment default.

The individual evaluation mainly applies to the Bank’s portfolio of legal persons that, due to their size, complexity or indebtedness, requires a more detailed level of knowledge and a case-by-case analysis. Each debtor is assigned one of the 16 risk categories defined by the CMF, in order to establish the provisions in a timely and appropriate manner. The review of the portfolio risk classifications is carried out permanently considering the financial situation, payment behavior and the environment of each client.

The group evaluation mainly applies to the portfolio of natural persons and smaller companies. These assessments are carried out monthly through statistical models that allow estimating the level of provisions necessary to cover the portfolio risk; in the case of commercial and mortgage portfolios, these results are contrasted with the standard models provided by the regulator, with the resulting provision being the largest between both methods. The consistency analysis of the models is carried out through an independent validation of the unit that develops them and, subsequently, through the analysis of retrospective tests that allow to compare the real losses with the expected ones.

During the year 2021, the Bank maintained prudential adjustments to the provisioning models made in the previous year, in particular to its Probability of Default (PD) parameters, following a conservative and prospective approach in this regard. Also, in December 2021 a new update of the parameters of the internal models of provisions was carried out, which remain in force, accompanied by permanent monitoring of them as established in the guidelines approved by the Board of Directors.

In order to validate the quality and robustness of the risk assessment processes, the Bank annually performs a test of the sufficiency of provisions for the total loan portfolio, thus verifying that the provisions established are sufficient to cover the losses that could derive from the credit operations granted. The result of this analysis is presented to the Board of Directors, who manifests itself on the sufficiency of the provisions in each fiscal year.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

47.	Risk Management and Report, continued:

(1)	Introduction, continued:

(c)	Measurement Methodology, continued:

Banco de Chile has additional provisions with the objective of protecting itself from the risk of unpredictable economic fluctuations that may affect the macroeconomic environment or the situation of a specific economic sector. At least once a year, the amount of additional provisions to be constituted or released is annually proposed to the Portfolio Risk Committee and subsequently to the Board of Directors for approval.

In this context, during 2021 and 2022 the Bank has constituted additional provisions taking into account various prospective analyzes regarding the impacts derived from the pandemic, among them: effects of the measures adopted by local and global health authorities for its mitigation, expectations of deterioration of the cycle and local macroeconomic projections of variables such as unemployment and economic growth.

The monitoring and control of risks are carried out mainly based on limits established by the Board of Directors. These limits reflect the Bank’s business and market strategy, as well as the level of risk that it is willing to accept, with additional emphasis on the selected industries.

The Bank develops its capital planning process in an integrated manner with its strategic planning, in line with the risks inherent to its activity, the economic and competitive environment, its business strategy, corporate values, as well as its governance, management and risk control. As part of the capital planning process and, in line with what is required by the regulator, it has incorporated the new calculations of Risk-Weighted Assets and stress tests in the dimensions of credit, market and operational risk, as well as the Comprehensive Measurement of financial and non-financial risks.

Along with the above, the Bank annually reviews and updates its Risk Appetite Framework, through which it is possible to identify, evaluate, measure, mitigate and control proactively and in advance all relevant risks that could materialize in the normal course of their business. To this end, the Bank uses different management tools and defines an adequate structure of alerts and limits, which are part of said Framework, which allow it to constantly monitor the performance of different indicators and implement timely corrective actions, in the event that are required. The result of these activities is part of the annual self-assessment report of effective equity that is reported to the CMF.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

47.	Risk Management and Report, continued:

(2)	Credit Risk:

Credit risk considers the likelihood that the counterparty in the credit operation will not be able to fulfill its contractual obligation due to incapacity or financial insolvency, and this leads to a potential credit loss.

The Bank seeks an adequate risk-return relation and an appropriate balance of the risks assumed, through a permanent credit risk management considering the processes of admission, monitoring and recovery of the loans granted. Likewise, it continuously manages risk knowledge, from a comprehensive approach, in order to contribute to the business and anticipate threats that could damage the solvency, quality of the portfolio, permeating a unique risk culture towards the Corporation.

The foregoing has the permanent challenge of establishing a risk management framework for the different business segments served by the Bank, responding to regulatory requirements and commercial dynamism, being part of the digital transformation, and contributing from the perspective of risks to the various businesses addressed, through a vision of the portfolio that allows managing, resolving and controlling the business approval process efficiently and proactively.

In the business segments, the application of additional management processes is taken into consideration, to the extent required, for those financing requests that that will have a greater exposure to environmental and/or social risks.

In this respect, the Bank integrates the socio-environmental criteria in its evaluations for the granting of financing destined to the development of projects, whether national or regional and that can generate an impact of this type, where they are executed. For the financing of projects, they must have the corresponding permits, authorizations, patents and studies, according to the impact they generate. In addition, the Bank has specialized units for serving large clients, through which the financing of project development is concentrated, including those of Public Works concessions that contemplate the construction of infrastructure, mining, electrical, real estate developments that can generate an environmental impact.

Credit policies and processes materialize in the following management principles, which are addressed with a specialized approach according to the characteristics of the different markets and segments served, recognizing the singularities of each one of them:

1.	Apply a rigorous evaluation in the admission process, based on established credit policies, standards and procedures, together with the availability of sufficient and accurate information. Thus, it corresponds to analyze the generation of flows and solvency of the client to meet their payment commitments and, when the characteristics of the operation merit it, must constitute adequate collateral that allow mitigating the risk incurred with the client.

2.	Have permanent and robust portfolio tracking processes, through systems that alert both the potential signs of impairment of clients, with respect to the conditions of origin. That they also alert possible business opportunities with those that present a better payments quality and behavior.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

47.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

3.	To develop credit risk modeling guidelines, both in regulatory aspects (provisions, capital, stress tests) and management (admission, management, collection), for efficient decision-making at different stages of the credit process.

4.	Have a collection structure with timely, agile and effective processes that allow management to be carried out in accordance with the different types of clients and the types of breaches that arise, always in strict adherence to the regulatory framework and the Bank’s reputational definitions.

5.	Maintain an efficient administration in work teams organization, tools and availability of information that allow an optimal credit risk management.

Based on these management principles, the credit risk divisions contribute to the business and anticipate threats that may affect the solvency and quality of the portfolio. In particular, during the years 2021 and 2022 the solidity of these principles and the role of credit risk have made it possible to respond adequately to the challenges derived from the pandemic, providing timely responses to clients while maintaining the solid fundamentals that characterize the Bank’s portfolio in its different segments and products.

Within the framework of risk management, during 2022, a permanent and focused monitoring of the portfolios and the results of the temporary measures implemented in the context of the pandemic, such as rescheduling, Fogape Covid, Fogape Reactivation and deferment of mortgage loan payments.

For the development and strengthening of a risk culture in the Bank, the training and education of executives is promoted, diffusing risk knowledge from a comprehensive perspective.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

47.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(a)	Retail Segments:

In these segments, admission management is carried out mainly through a risk evaluation that uses scoring tools and an adequate credit attribution model to approve each operation. These evaluations take into consideration the level of indebtedness, payment capacity and the maximum acceptable exposure for the client.

For these segments, the Bank’s risk functions are segregated and distributed in the following areas:

−	Retail Admission and Regulatory Area, performs the evaluation of operations and clients, with specialization by products and segments. Maintains a framework of policies and standards that ensure the quality of the portfolio according to the desired risk, defining guidelines for the admission of clients and their respective parameterization in the evaluation systems. These definitions are released to commercial and risk areas through programs and continuous training, and their application is monitored through credit review processes.

−	Risk Model Area, is responsible for developing, maintaining and updating credit risk models, whether for regulatory or management uses, in accordance with local and international regulations, determining the most appropriate functional specifications and statistical techniques for the development of the required models. These models are validated by the Model Validation Area and presented to the corresponding government bodies, such as the “Technical Committee for the Supervision and Development of Internal Models”, the Portfolio Risk Committee or the Board of Directors, as appropriate.

−	Model Validation Area, belonging to the Model Risk and Internal Control Management, is responsible for performs an independent review of the risk models, both in the construction and implementation stages. It considers the validation of compliance with the guidelines established by the Board of Directors, addressing aspects such as governance, data quality, methodological and parametric analysis, and documentation. The results of the review are presented and placed in consideration of the respective Committees, as appropriate.

−	Retail Tracking and Models Area, is in charge of measuring the behavior of portfolios especially through the monitoring of the main indicators of the aggregate portfolio and the analysis of layers, reported in management reports, generating relevant information for decision-making in different instances defined. Also, special follow-ups are generated according to relevant events in the environment.

This Area also ensures that the different strategies executed meet the risk quality objectives that determined their implementation. Additionally, through the model monitoring function, they monitor the risk models, ensuring compliance with the defined standards to ensure their predictive and discriminating power, identifying the possible associated risks.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

47.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(a)	Retail Segments, continued:

−	Collection Area performs a cross-collection management in the Bank and centralizes recovery management in retail segments through Socofin, Bank’s subsidiary. Define refinancing criteria and payment agreements with customers, maintaining an adequate risk-return ratio, together with the incorporation of robust tools for a differentiated collection management according to the institutional policies.

(b)	Wholesale Segments:

In these segments, admission management is carried out through an individual evaluation of the client and the relationship of the rest of the group with the Bank is also considered if it belongs to a group of companies. This individual evaluation - and group if applicable - considers, among others, generation capacity, financial capacity with emphasis on equity solvency, exposure levels, industry variables, evaluation of partners and management, and aspects of the operation such as financing structure, term, products and possible collaterals.

The indicated evaluation is supported by a rating model that allows greater homogeneity in the evaluation of the client and his group. This evaluation also includes specialized areas in some segments that by their nature require expert knowledge, such as real estate, construction, agriculture, financial, international, among others.

In a centralized manner, a permanent monitoring of the portfolio is carried at the individual level off business segments and economic sectors, based on periodically updated information from both the client and the industry. Through this process, alerts are generated that ensure the correct and timely recognition of the risk of the individual portfolio and the special conditions established in the admission stage are monitored, such as controls of financial covenants, coverage of certain collaterals and conditions imposed at the time of approval.

Additionally, within the Admission areas, joint monitoring tasks are carried out that allow monitoring the development of operations from their gestation to their recovery, with the aim of ensuring the correct and timely identification of portfolio risks, and to manage in advance those cases with higher risk levels.

Upon detection of clients that show signs of impairment or default with any condition, the commercial area to which the client belongs, together with the Wholesale Credit Risk Division, establish action plans for their regularization. In those more complex cases where specialized management is required, the Special Assets Management area, belonging to the Wholesale Credit Risk Division, is directly in charge of collection management, establishing action plans and negotiations based on the particular characteristics of each client.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

47.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(c)	Portfolio Concentration:

The maximum exposure to credit risk, by client or counterparty, without taking into account guarantees or other credit enhancements as of September 30, 2022 and December 31, 2021, does not exceed 10% of the Bank’s effective equity.

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of September 30, 2022:

	Chile	United States	England	Brazil	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	1,519,373	1,152,961	24,476	—	160,508	2,857,318

Financial assets held for trading at fair value through profit or loss

Derivative contracts Financial
Forwards (*)	591,687	25,302	133,830	—	152,273	903,092
Swaps (**)	1,472,818	39,456	1,460,592	—	272,703	3,245,569
Call Options	9,341	—	—	—	—	9,341
Put Options	471	—	—	—	—	471
Futures	—	—	—	—	—	—
Subtotal	2,074,317	64,758	1,594,422	—	424,976	4,158,473

Debt Financial Instruments
From the Chilean Government and Central Bank	1,845,139	—	—	—	—	1,845,139
Other debt financial instruments issued in Chile	338,309	—	—	—	—	338,309
Financial debt instruments issued Abroad	—	—	—	—	—	—
Subtotal	2,183,448	—	—	—	—	2,183,448

Others Financial Instruments		—		—
Investments in mutual funds	5,274	—	—	—	—	5,274
Subtotal	5,274	—	—	—	—	5,274

Financial Assets at fair value through other comprehensive income

Debt Financial Instruments
From the Chilean Government and Central Bank	2,183,795	—	—	—	—	2,183,795
Other debt financial instruments issued in Chile	1,336,191	—	—	—	—	1,336,191
Financial debt instruments issued Abroad	—	142,457	—	—	—	142,457
Subtotal	3,519,986	142,457	—	—	—	3,662,443

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—	—
Swaps	17,963	54,406	80,484	—	15,293	168,146
Call Options	—	—	—	—	—	—
Put Options	—	—	—	—	—	—
Futures	—	—	—	—	—	—
Subtotal	17,963	54,406	80,484	—	15,293	168,146

Financial assets at amortized cost
Rights by resale agreements and securities lending	44,488	—	—	—	—	44,488

Debt Financial Instruments
From the Chilean Government and Central Bank	885,951	—	—	—	—	885,951
Subtotal	885,951	—	—	—	—	885,951

Loans and advances to Banks
Central Bank of Chile	2,800,817	—	—	—	—	2,800,817
Domestic banks	—	—	—	—	—	—
Foreign banks	—	—	—	206,262	104,815	311,077
Subtotal	2,800,817	—	—	206,262	104,815	3,111,894

Loans to Customers, Net
Commercial loans	20,200,121	—	—	—	11,243	20,211,364
Residential mortgage loans	11,164,422	—	—	—	—	11,164,422
Consumer loans	4,709,681	—	—	—	—	4,709,681
Subtotal	36,074,224	—	—	—	11,243	36,085,467

(*)	Others includes: France Ch$106,653 million and Spain Ch$32,869 million.

(**)	Others includes: France Ch$90,240 million and Spain Ch$48,761 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

47.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

	Central Bank of Chile	Government	Retail (Individuals	Financial Services	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and Due from Banks	395,103	—	—	2,462,215	—	—	—	—	—	—	—	—	—	—	2,857,318

Financial Assets held for trading at fair value through profit or loss
Derivative contracts Financial
Forwards	—	—	—	645,870	8,392	14,292	2,520	4,320	19,737	—	365	79	207,517	—	903,092
Swaps	—	—	—	3,125,082	9,254	25,963	—	7,372	28,909	8,472	19,227	17,918	3,372	—	3,245,569
Call Options	—	—	—	1,398	3,448	413	—	—	499	92	132	3,282	77	—	9,341
Put Options	—	—	—	315	105	17	—	—	1	—	6	—	27	—	471
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	3,772,665	21,199	40,685	2,520	11,692	49,146	8,564	19,730	21,279	210,993	—	4,158,473

Debt Financial Instruments
From the Chilean Government and Central Bank	1,774,534	70,605	—	—	—	—	—	—	—	—	—	—	—	—	1,845,139
Other debt financial instruments issued in Chile	—	—	—	338,309	—	—	—	—	—	—	—	—	—	—	338,309
Financial debt instruments issued Abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	1,774,534	70,605	—	338,309	—	—	—	—	—	—	—	—	—	—	2,183,448

Others Financial Instruments					—	—	—	—	—	—	—	—	—	—
Investments in mutual funds	—	—	—	5,274	—	—	—	—	—	—	—	—	—	—	5,274
Subtotal	—	—	—	5,274	—	—	—	—	—	—	—	—	—	—	5,274

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments
From the Chilean Government and Central Bank	—	2,183,795	—	—	—	—	—	—	—	—	—	—	—	—	2,183,795
Other debt financial instruments issued in Chile	—	—	—	992,111	—	—	—	45,183	—	—	295,645	—	—	3,252	1,336,191
Financial debt instruments issued Abroad	—	—	—	142,457	—	—	—	—	—	—	—	—	—	—	142,457
Subtotal	—	2,183,795	—	1,134,568	—	—	—	45,183	—	—	295,645	—	—	3,252	3,662,443

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	—	—	—	168,146	—	—	—	—	—	—	—	—	—	—	168,146
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	168,146	—	—	—	—	—	—	—	—	—	—	168,146

Financial assets at amortized cost (*)
Rights by resale agreements	—	—	—	37,466	451	—	—	—	—	—	—	3,493	—	3,078	44,488

Debt financial instruments
From the Chilean Government and Central Bank	—	885,951	—	—	—	—	—	—	—	—	—	—	—	—	885,951
Subtotal	—	885,951	—	—	—	—	—	—	—	—	—	—	—	—	885,951

Loans and advances to Banks
Central Bank of Chile	2,800,817	—	—	—	—	—	—	—	—	—	—	—	—	—	2,800,817
Domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign banks	—	—	—	311,077	—	—	—	—	—	—	—	—	—	—	311,077
Subtotal	2,800,817	—	—	311,077	—	—	—	—	—	—	—	—	—	—	3,111,894

(*)	Economic activity of Loans and accounts receivable from customers disclosed in Note No. 13 g).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

47.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

The following tables show credit risk exposure per balance sheet item, including derivatives, detailed by both geographic region and industry sector as of December 31, 2021:

	Chile	United States	England	Brazil	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets

Cash and Due from Banks	2,748,930	897,881	10.782	8	56,133	3,713,734

Financial assets held for trading at fair value through profit or loss

Derivative contracts Financial
Forwards	585,463	90,461	59.444	—	7,177	742,545
Swaps	1,113,136	256,829	516.952	—	71,326	1,958,243
Call Options	4,509	—	—	—	—	4,509
Put Options	199	—	—	—	—	199
Futures	—	—	—	—	—	—
Subtotal	1,703,307	347,290	576.396	—	78,503	2,705,496

Debt Financial Instruments
From the Chilean Government and Central Bank	3,472,122	—	—	—	—	3,472,122
Other debt financial instruments issued in Chile	265,820	—	—	—	—	265,820
Financial debt instruments issued Abroad	—	—	—	—	—	—
Subtotal	3,737,942	—	—	—	—	3,737,942

Others Financial Instruments	138,753	—	—	—	—	138,753
Subtotal	138,753	—	—	—	—	138,753

Financial Assets at fair value through Other Comprehensive Income

Debt Financial Instruments
From the Chilean Government and Central Bank	2,488,850	—	—	—	—	2,488,850
Other debt financial instruments issued in Chile	565,959	—	—	—	—	565,959
Financial debt instruments issued Abroad	—	—	—	—	—	—
Subtotal	3,054,809	—	—	—	—	3,054,809

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—	—
Swaps	16,374	79,904	162.478	—	19,046	277,802
Call Options	—	—	—	—	—	—
Put Options	—	—	—	—	—	—
Futures	—	—	—	—	—	—
Subtotal	16,374	79,904	162.478	—	19,046	277,802

Financial assets at amortized cost
Rights by resale agreements and securities lending	64,365	—	—	—	—	64,365

Debt Financial Instruments
From the Chilean Government and Central Bank	839,744	—	—	—	—	839,744
Subtotal	839,744	—	—	—	—	839,744

Loans and advances to Banks
Central Bank of Chile	1,090,000	—	—	—	—	1,090,000
Domestic banks	160,018	—	—	—	—	160,018
Foreign banks	—	—	—	141,249	138,565	279,814
Subtotal	1,250,018	—	—	141,249	138,565	1,529,832

Loans to Customers, Net
Commercial loans	19,621,038	—	—	—	13,718	19,634,756
Residential mortgage loans	10,346,652	—	—	—	—	10,346,652
Consumer loans	4,248,709	—	—	—	—	4,248,709
Subtotal	34,216,399	—	—	—	13,718	34,230,117

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

47.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

	Central Bank of Chile	Government	Retail (Individuals	Financial Services	Trade	Manufacturing	Mining	Electricity, Gas and Water	Agriculture and Livestock	Fishing	Transportation and Telecom	Construction	Services	Others	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and Due from Banks	1,545,472	—	—	2,168,262	—	—	—	—	—	—	—	—	—	—	3,713,734

Financial Assets held for trading at fair value through profit or loss
Derivative contracts Financial
Forwards	—	—	—	521,735	3,685	18,806	1,343	12,623	4,873	—	—	247	—	179,233	742,545
Swaps	—	—	—	1,870,975	342	3,444	2	8,129	17,815	5,409	11,516	3,098	—	37,513	1,958,243
Call Options	—	—	—	251	3,595	474	—	—	80	109	—	—	—	—	4,509
Put Options	—	—	—	21	178	—	—	—	—	—	—	—	—	—	199
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	2,392,982	7,800	22,724	1,345	20,752	22,768	5,518	11,516	3,345	—	216,746	2,705,496

Debt Financial Instruments
From the Chilean Government and Central Bank	3,287,111	162,433	—	22,578	—	—	—	—	—	—	—	—	—	—	3,472,122
Other debt financial instruments issued in Chile	—	—	—	265,820	—	—	—	—	—	—	—	—	—	—	265,820
Financial debt instruments issued Abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	3,287,111	162,433	—	288,398	—	—	—	—	—	—	—	—	—	—	3,737,942

Others Financial Instruments	—	—	—	138,753	—	—	—	—	—	—	—	—	—	—	138,753
Subtotal	—	—	—	138,753	—	—	—	—	—	—	—	—	—	—	138,753

Financial Assets at fair value through Other Comprehensive Income
Debt Financial Instruments
From the Chilean Government and Central Bank	102	2,488,748	—	—	—	—	—	—	—	—	—	—	—	—	2,488,850
Other debt financial instruments issued in Chile	—	—	—	537,036	—	—	—	5,254	—	—	5,321	4,609	—	13,739	565,959
Financial debt instruments issued Abroad	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	102	2,488,748	—	537,036	—	—	—	5,254	—	—	5,321	4,609	—	13,739	3,054,809

Derivative contracts financial for hedging purposes
Forwards	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Swaps	—	—	—	277,802	—	—	—	—	—	—	—	—	—	—	277,802
Call Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Put Options	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Futures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	277,802	—	—	—	—	—	—	—	—	—	—	277,802

Financial assets at amortized cost (*)
Rights by resale agreements	—	—	232	62,030	1,327	—	—	—	—	—	—	13	—	763	64,365

Debt financial instruments
From the Chilean Government and Central Bank	—	839,744	—	—	—	—	—	—	—	—	—	—	—	—	839,744
Subtotal	—	839,744	—	—	—	—	—	—	—	—	—	—	—	—	839,744

Loans and advances to Banks
Central Bank of Chile	1,090,000	—	—	—	—	—	—	—	—	—	—	—	—	—	1,090,000
Domestic banks	—	—	—	160,018	—	—	—	—	—	—	—	—	—	—	160,018
Foreign banks	—	—	—	279,814	—	—	—	—	—	—	—	—	—	—	279,814
Subtotal	1,090,000	—	—	439,832	—	—	—	—	—	—	—	—	—	—	1,529,832

(*)	Economic activity of Loans and accounts receivable from customers disclosed in Note No. 13 g).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

47.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(d)	Collaterals and Other Credit Enhancements:

The amount and type of collateral required depends on the counterparty’s credit risk assessment.

The Bank has guidelines regarding the acceptability of types of collateral and valuation parameters.

The main types of collateral obtained are:

●	For commercial loans: Residential and non-residential real estate, liens and inventory.

●	For retail loans: Mortgages loans on residential property.

The Bank also obtains collateral from parent companies for loans granted to their subsidiaries.

Management makes sure its collateral is acceptable according to both external standards and internal policies guidelines and parameters. The Bank has approximately 243,974 collateral assets as of September 30, 2022 (242,870 in December 2021), the majority of which consist of real estate. The following table contains guarantees value:

		Guarantee
September 2022	Loans	Mortgages	Pledges	Securities	Warrants	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate Lending	15,366,152	3,589,093	156,548	559,105	5,203	4,309,949
Small Business Lending	4,845,212	3,229,528	18,834	10,087	—	3,258,449
Consumer Lending	4,709,681	310,408	670	2,739	—	313,817
Mortgage Lending	11,164,422	9,651,175	119	281	—	9,651,575
Total	36,085,467	16,780,204	176,171	572,212	5,203	17,533,790

		Guarantee
December 2021	Loans	Mortgages	Pledges	Securities	Warrants	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Corporate Lending	14,599,427	3,392,760	149,892	508,711	4,451	4,055,814
Small Business Lending	5,035,329	3,124,172	26,310	12,898	—	3,163,380
Consumer Lending	4,248,709	317,215	622	2,498	—	320,335
Mortgage Lending	10,346,652	8,730,747	96	196	—	8,731,039
Total	34,230,117	15,564,894	176,920	524,303	4,451	16,270,568

The Bank also uses mitigating tactics for credit risk on derivative transactions. To date, the following mitigating tactics are used:

●	Accelerating transactions and net payment using market values at the date of default of one of the parties.

●	Option for both parties to terminate early any transactions with a counterparty at a given date, using market values as of the respective date.

●	Margins established with time deposits by customers who have FX forwards with subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

47.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(d)	Collaterals and Other Credit Enhancements, continued:

The value of the guarantees that the Bank maintains related to the loans individually classified as impaired as of September 30, 2022 and December 31, 2021 amounted Ch$87,590 million and Ch$28,189 million, respectively.

The value guarantees related to past due loans but no impaired as of September 30, 2022 and December 31, 2021 amounted Ch$265,982 million and Ch$177,169 million respectively.

(e)	Credit Quality by Asset Class:

The Bank determines the credit quality of financial assets using internal credit ratings. The rating process is linked to the Bank’s approval and monitoring processes and is carried out in accordance with risk categories established by current standards. Credit quality is continuously updated based on any favorable or unfavorable developments to customers or their environments, considering aspects such as commercial and payment behavior as well as financial information.

The Bank also carries out reviews focused on companies that participate in specific economic sectors, which are affected either by macroeconomic variables or variables of the sector. In this way, it is possible to timely establish the necessary and sufficient level of provisions to cover the losses due to the eventual non-recoverability of the credits granted.

The credit quality by asset class for Consolidated Statements of Financial Position sheet items, based on the Bank’s credit rating system, is presented in Note No. 13 letter (d).

Below is the detail of the default but not impaired portfolio:

	Past due but no impaired (*)
	1 to 29 days	30 to 59 days	60 to 89 days	90 or more days
	MCh$	MCh$	MCh$	MCh$
September 2022	624,738	144,859	55,582	—
December 2021	474,092	70,188	21,965	—

(*)	These amounts include the overdue portion and the remaining balance of loans in default.

(f)	Assets Received in Lieu of Payment:

The Bank has received assets in lieu of payment totaling Ch$12,556 million and Ch$12,583 million as of September 30, 2022 and December 31, 2021, respectively, the majority of which are properties. All of these assets are managed for sale.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

47.	Risk Management and Report, continued:

(2)	Credit Risk, continued:

(g)	Renegotiated Assets:

The loans are considered to be renegotiated when the corresponding financial commitments are restructured and the Bank assesses the probability of recovery as sufficiently high.

The following table details the book value of loans with renegotiated terms per financial asset class:

	September	December
	2022	2021
Financial Assets	MCh$	MCh$
Loans and advances to banks
Central Bank of Chile	—	—
Domestic banks	—	—
Foreign banks	—	—
Subtotal	—	—

Loans to customers, net
Commercial loans	379,016	331,127
Residential mortgage loans	247,690	243,684
Consumer loans	268,318	361,015
Subtotal	895,024	935,826
Total renegotiated financial assets	895,024	935,826

(h)	Compliance with credit limit granted to related debtors:

Below are detailed the figures for compliance with the credit limit granted to debtors related to the ownership or management of the Bank and subsidiaries, in accordance with the Article 84 No. 2 of the General Banking Law, which establishes that in no case the total of these credits may exceed the amount of its Total or Regulatory Capital:

	September 2022	December 2021
	MCh$	MCh$

Total related debt	1,009,125	798,419
Consolidated Total or Regulatory Capital	6,322,750	5,634,345
Limit used %	15.96%	14.17%

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

47.	Risk Management and Report, continued:

(3)	Market Risk:

Market Risk refers to the loss that the Bank could face due to a liquidity shortage to honor the payments, or to close financial transactions in a timely manner (Liquidity Risk), or due to adverse movements in the values of market variables (Risk Price). For its correct management, the guidelines of the Liquidity Risk Management Policy and the Market Risk Management Policy are considered, both are subject to review, at least annually, by the Market Risk Manager and approval by the Bank’s Board of Directors, at least annually.

(a)	Liquidity Risk:

Liquidity Risk Measurement and Limits

The Bank manages the Liquidity Risk in accordance with the established on the Liquidity Risk Management Policy, managing separately for each sub-category thereof; this is for Trading Liquidity Risk and Funding Liquidity Risk.

Trading Liquidity Risk is the inability to close, at current market prices, the financial positions opened mainly from the Trading Book (which is daily valued at market prices and the value differences instantly reflected in the Income Statement). This risk is controlled by establishing limits on the positions amounts of the Trading Book in accordance with what is estimated to be closed in a short time period. Additionally, the Bank incorporates a negative impact on the Income Statement whenever it considers that the size of a certain position in the Trading Book exceeds the reasonable amount, negotiated in the secondary markets, which would allow the exposure to be offset without altering market prices.

Funding Liquidity Risk refers to the Bank’s inability to obtain sufficient cash to meet its immediate obligations. This risk is managed by a minimum amount of highly liquid assets called liquidity buffer, and establishing limits and controls of internal metrics, among which the Market Access Report (“MAR”) stands out, which estimates the amount of funding that the Bank would need from wholesale financial counterparties, for the next 30 and 90 days in each of the relevant currencies of the balance sheet, to face a cash need as a result of the operation under business as usual conditions.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The use of September within 2022 is illustrated below (LCCY = local currency; FCCY = foreign currency):

	MAR LCCY + FCCY MMM$		MAR FCCY MMUS$
	1 - 30 days	1 - 90 days	1 - 30 days	1 - 90 days

Maximum	1,197	2,962	893	1,765
Minimum	-1,726	1,467	-896	27
Average	-179	2,120	90	997

The Bank also monitors the amount of assets denominated in local currency that is funded by liabilities denominated in foreign currency, including all tenors and the cash flows generated by full delivery derivatives payments. This metric is referred to as Cross Currency Funding. The bank oversees and limits this amount in order to take precautions against not only Banco de Chile’s event but also against a systemic adverse environment generated by a country risk event that might trigger lack of foreign currency funding.

The use of Cross Currency Funding within the year 2022 is illustrated below:

Cross Currency Funding MMUS$

Maximum	3,378
Minimum	1,552
Average	2,374

The Bank establishes thresholds that alert behaviors outside the expected ranges at a normal or prudent level of operation, in order to protect other dimensions of liquidity risk such as, for example, maturities concentration of fund providers, the diversification of sources of funds either by type of counterparty or type of product, among others.

The evolution over time of the statement of financial ratios of the Bank is monitored in order to detect structural changes in the characteristics of the balance sheet, such as those presented in the following table and whose relevant values of use during the year 2022 are shown below:

	Liquid Assets/ Net Funding <30 days	Liabilities>1 year/ Assets >1 year	Deposits/ Loans

Maximum	214%	101%	68%
Minimum	174%	93%	65%
Average	192%	99%	66%

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

Additionally, some market index, prices and monetary decisions taken by the Central Bank of Chile are monitored to detect structural changes in market conditions that can trigger a liquidity shortage or even a financial crisis.

Furthermore, the Liquidity Risk Management Policy enforces to perform stress tests periodically which are controlled against potentially accessible action plans in each modeled scenario, according with the guidelines established in the Liquidity Contingency Plan. This process is essential in determining the liquidity risk appetite framework of the institution.

The Bank measures and controls the mismatch of cash flows under regulatory standards with the C46 index report, which represents the net cash flows expected over time as a result of the contractual maturity of almost all assets and liabilities. Additionally, the Commission for the Financial Market (hereinafter, “CMF”) authorized Banco de Chile, among others, to report the adjusted C46 index. This allows the Bank to report, in addition to the regular C46 index, outflow behavior assumptions of certain specific elements of the liability, such as demand deposits and time deposits. In addition, the regulator also requires some rollover assumptions for the loan portfolio.

To date, the CMF establish the following dispositions for the C46 index:

Foreign Currency balance sheet items: 1-30 days, Regulatory Limit C46 index < 1 x Tier-1 Capital

The use of this index in the period 2022 is illustrated below:

	Adjusted C46 All CCYs as part of Basic Capital		Adjusted C46 FCCY as part of Basic Capital
	1 - 30 days	1 - 90 days	1 - 30 days

Maximum	0.13	(0.03)	0.24
Minimum	(0.26)	(0.35)	0.07
Average	(0.03)	(0.17)	0.17
Regulatory Limit	N/A	N/A	1.0

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The individual and consolidated term liquidity gap are presented below:

QUARTERLY STATEMENT OF INDIVIDUAL LIQUIDITY SITUATION
AS OF SEPTEMBER 30, 2022 CONTRACTUAL BASIS
Values in MCh$

CONSOLIDATED CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	9,522,188	11,168,247	12,166,928	15,380,602
Cash flow payable (liabilities) and expenses	19,063,898	20,883,969	24,587,949	27,766,943
Liquidity Gap	9,541,711	9,715,722	12,421,021	12,386,340

FOREIGN CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	2,048,593	2,216,907	2,180,928	2,535,104
Cash flow payable (liabilities) and expenses	3,654,333	3,874,924	4,465,627	4,940,002
Liquidity Gap	1,605,740	1,658,017	2,284,699	2,404,899

Limits:
One time capital			4,565,677
AVAILABLE MARGIN			2,280,978	—

*	In the limit up to 30 days, in consolidated currency, the Bank has a liquidity situation of Ch$2,280,977,674,708.

QUARTERLY STATEMENT OF INDIVIDUAL LIQUIDITY SITUATION
AS OF SEPTEMBER 30, 2022 ADJUSTED BASIS
Values in MCh$

CONSOLIDATED CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	9,220,353	10,681,664	11,291,246	13,416,418
Cash flow payable (liabilities) and expenses	9,016,971	9,669,936	11,190,300	12,823,943
Liquidity Gap	(203,382)	(1,011,728)	(100,946)	(592,474)

FOREIGN CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	1,952,874	2,023,230	1,862,452	1,886,488
Cash flow payable (liabilities) and expenses	2,362,610	2,498,069	2,961,359	3,345,550
Liquidity Gap	409,736	474,839	1,098,908	1,459,062

Limits:
One time capital			4,565,677
AVAILABLE MARGIN			3,466,769	—

*	In the limit up to 30 days, in consolidated currency, the Bank has a liquidity situation of Ch$3,466,769,322,059.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

QUARTERLY STATEMENT OF CONSOLIDATED LIQUIDITY SITUATION

AS OF SEPTEMBER 30, 2022 CONTRACTUAL BASIS

Values in MCh$

CONSOLIDATED CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	10,100,115	11,756,199	12,765,150	15,982,312
Cash flow payable (liabilities) and expenses	19,502,571	21,324,526	25,029,272	28,208,324
Liquidity Gap	9,402,456	9,568,327	12,264,122	12,226,012

FOREIGN CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	2,048,651	2,216,997	2,181,088	2,535,285
Cash flow payable (liabilities) and expenses	3,654,333	3,874,924	4,465,627	4,940,061
Liquidity Gap	1,605,681	1,657,926	2,284,539	2,404,776

Limits:
One time capital			4,565,677
AVAILABLE MARGIN			2,281,138	—

*	In the limit up to 30 days, in consolidated currency, the Bank has a liquidity situation of Ch$2,281,137,629,677.

QUARTERLY STATEMENT OF CONSOLIDATED LIQUIDITY SITUATION

AS OF SEPTEMBER 30, 2022 ADJUSTED BASIS

Values in MCh$

CONSOLIDATED CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	9,798,280	11,269,616	11,889,468	14,018,128
Cash flow payable (liabilities) and expenses	9,455,643	10,110,493	11,631,623	13,265,325
Liquidity Gap	(342,637)	(1,159,124)	(257,845)	(752,803)

FOREIGN CURRENCY	From 0 to 7 days	From 0 to 15 days	From 0 to 30 days	From 0 to 90 days

Cash flow receivable (assets) and income	1,952,933	2,023,320	1,862,612	1,886,669
Cash flow payable (liabilities) and expenses	2,362,610	2,498,069	2,961,359	3,345,609
Liquidity Gap	409,678	474,748	1,098,748	1,458,939

Limits:
One time capital			4,565,677
AVAILABLE MARGIN			3,466,929	—

*	In the limit up to 30 days, in consolidated currency, the Bank has a liquidity situation of Ch$3,466,929,277,032.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

Liquid Assets Consolidated Balance Statement as of September 30, 2022, values in MMM$

Source: Financial Statements Banco de Chile as of September 30, 2022

Additionally, the regulatory entities have introduced other metrics that the Bank uses in its management, such as the Liquidity Coverage Ratio (“LCR”) and Net Stable Financing Ratio (“NSFR”), using assumptions similar to those used in the international banking. For the first, its phase-in was accelerated, increasing the minimum level required to 100%, while for the second, the requirement of the limit began at 60%. The evolution of the LCR and NSFR metrics during the year 2022 are shown below:

	LCR		NSFR

Maximum	4.10		1.35
Minimum	2.74		1.29
Average	3.45		1.32
Regulatory Limit	1.0	(*)	0.6	(**)

(*)	Valid value from June 1, 2022.

(**)	Effective value from June 1, 2022, which will gradually increase until reaching 1.0 in January 2026.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(a)	Liquidity Risk, continued:

The contractual maturity profile of the financial liabilities of Banco de Chile and its subsidiaries (consolidated basis), to September 2022 and 2021, is as follows:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of September 30, 2022
Transactions in the course of payment	402,356	—	—	—	—	—	402,356
Full delivery derivative transactions	449,692	709,240	1,896,297	2,352,005	1,093,315	2,033,118	8,533,667
Financial liabilities at amortized cost
Current accounts and other demand deposits	14,298,698	—	—	—	—	—	14,298,698
Saving accounts and time deposits	8,810,934	2,705,244	1,504,269	64,553	6,639	599	13,092,238
Obligations by repurchase agreements and securities lending	204,276	59	—	—	—	—	204,335
Borrowings from financial institutions	116,999	28,182	634,027	4,561,725	—	—	5,340,933
Debt financial instruments issued (all currencies)	160,168	378,545	866,952	2,260,950	2,585,574	3,566,960	9,819,149
Other financial obligations	234,297	40	137	65	—	—	234,539
Financial instruments of regulatory capital issued (subordinated bonds)	6,631	17,140	29,371	92,380	86,070	1,125,421	1,357,013
Total (excluding non-delivery derivative transactions)	24,684,051	3,838,450	4,931,053	9,331,678	3,771,598	6,726,098	53,282,928

Non-delivery derivative transactions	878,946	1,061,683	1,911,497	1,112,315	1,105,813	2,319,517	8,389,771

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2021
Transactions in the course of payment	460,490	—	—	—	—	—	460,490
Full delivery derivative transactions	434,113	469,349	2,603,467	1,645,489	968,078	1,761,581	7,882,077
Financial liabilities at amortized cost
Current accounts and other demand deposits	18,542,791	—	—	—	—	—	18,542,791
Saving accounts and time deposits	7,103,640	1,774,627	240,912	66,492	1,619	—	9,187,290
Obligations by repurchase agreements and securities lending	88,433	—	52	—	—	—	88,485
Borrowings from financial institutions	67,813	1,259,167	18,344	3,515,979	—	—	4,861,303
Debt financial instruments issued (all currencies)	17,154	369,988	1,083,540	2,358,966	2,104,219	4,839,310	10,773,177
Other financial obligations	273,394	50	183	183	—	—	273,810
Total (excluding non-delivery derivative transactions)	26,987,828	3,873,181	3,946,498	7,587,109	3,073,916	6,600,891	52,069,423

Non-delivery derivative transactions	271,193	586,231	2,602,915	1,030,628	669,796	2,145,008	7,305,771

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk:

Price Risk Measurement and Limits

The Price Risk measurement and management processes are carried out in accordance with the established on the Market Risk Management Policy, by using internal metrics developed by the Bank, both for the Trading Book and for the Accrual Book (the Accrual Book includes all balance sheet items, including those in the Trading Book but in such case these are reported at an interest rate adjustment term of one day, thus not generating accrual interest rate risk). In addition, the portfolio recorded under the Fair Value Through Other Comprehensive Income (hereinafter FVOCI) is considered, which is a sub-set of the Accrual Book, which given its nature is relevant to measure it independently. In addition, the Bank reports metrics to regulatory entities according to the models defined by them.

The Bank has established internal limits for the exposures of the Trading Book. In fact, FX positions (FX delta), interest rate sensitivities generated by the derivatives and debt securities portfolios (DV01 or also referred as to rho) and the FX options volatility sensitivity (vega) are measured, reported and controlled against their limits. Limits are established on an aggregate basis but also for some specific tenor points. The use of these limits is daily monitored, controlled and reported by independent control functions to the senior management of the bank. The internal governance framework also establishes that these limits must be approved by the board and reviewed at least annually.

The Bank measures and controls the risk for the Trading Book portfolios using the Value-at-Risk (VaR). The model uses a 99% confidence level and the most recent one-year observed rates, prices and yields data.

The use of VaR within the year 2022 is illustrated below:

Value-at-Risk 99% one-day confidence level
MCh$

Maximum	1,700
Minimum	487
Average	1,101

Additionally, the Bank performs measuring, limiting, controlling and reporting interest rate exposures and risks for the Accrual Book using internally developed methodologies based on the differences in the amounts of assets and liabilities considering the interest rate repricing dates. Exposures are measured according to the Interest Rate Exposure or IRE metric and their corresponding risks using the Earnings-at-Risk or EaR metric. Within these metrics, Prepayment Risk is considered, which corresponds to the customer’s ability to pay, totally or partially, their debt before maturity. For this, a loan flow allocation model is generated with exposure to interest rate fluctuations, according to their prepayment behavior, finally reflecting a decrease in their average maturity term.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The use of EaR within the year 2022 is illustrated below::

12- months Earnings- at-Risk 99% confidence level 3 months closing period
MCh$

Maximum	237,932
Minimum	179,379
Average	211,476

The regulatory risk measurement for the Trading Book (APRM report, from the spanish Activos Ponderados por Riesgo Mercado) is produced by utilizing guidelines provided by the Central Bank of Chile (hereinafter, “BCCh”) and the CMF. The referred methodologies estimate the potential loss that the bank may incur considering standardized fluctuations of the value of market factors such as FX rates, interest rates and volatilities that may adversely impact the value of FX spot positions, interest rate exposures, and volatility exposures, respectively. In addition, correlation factors are included to represent non-parallel changes in the yield curve.

The risk measurement for the Banking Book, according to regulatory guidelines (C40 report), as a result of interest rate fluctuations is carried out through the use of standardized methodologies provided by regulatory entities (BCCh and CMF). The report includes models for reporting interest rate gaps and standardized adverse interest rate fluctuations. In addition to this, the regulatory entity has requested banks to establish internal limits, separately for short-term and long-term balances, for these regulatory measurements.

The results effectively realized during the month for trading activities are controlled against defined loss levels and if these levels are exceeded, senior management is notified in order to evaluate potential corrective actions.

In addition to the above, the Market Risk Management Policy of Banco de Chile enforces to perform daily stress tests for the Trading Book and monthly for the Accrual Book. Additionally, the stress test for the FVOCI portfolio is included, which is reported daily. The output of the stress testing process is monitored against corresponding alert levels; in the case those triggers are breached, the senior management is notified in order to implement further actions, if necessary. In addition, the results during the month for the trading activities are controlled against defined loss levels and in case such levels are exceeded, senior management is also notified.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of September 30, 2022
Cash and due from banks	2,818,647	—	—	—	—	—	2,818,647
Transactions in the course of collection	480,033	—	—	—	—	—	480,033
Financial assets at fair value through other comprehensive income
Debt financial instruments	69,743	95,290	2,519,550	526,565	195,765	265,688	3,672,601
Derivative financial instruments for hedging purposes	6,992	10,446	120,187	474,148	564,955	1,275,622	2,452,350
Financial assets at amortized cost
Rights by resale agreements and securities lending	—	—	—	—	—	—	—
Debt financial instruments	1,203	—	18,638	55,630	449,602	450,995	976,068
Loans and advances to Banks	2,808,428	—	308,504	—	—	—	3,116,932
Loans to customers, net	4,371,998	3,409,083	7,515,010	9,153,771	4,859,847	12,789,114	42,098,823
Total Assets	10,557,044	3,514,819	10,481,889	10,210,114	6,070,169	14,781,419	55,615,454

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets as of December 31, 2021
Cash and due from banks	3,579,634	—	—	—	—	—	3,579,634
Transactions in the course of collection	446,603	—	—	—	—	—	446,603
Financial assets at fair value through other comprehensive income
Debt financial instruments	95,585	488,919	1,479,321	619,044	169,289	208,507	3,060,665
Derivative financial instruments for hedging purposes	64	2,163	69,192	500,218	198,926	1,669,980	2,440,543
Financial assets at amortized cost
Rights by resale agreements and securities lending	—	—	—	—	—	—	—
Debt financial instruments	—	8,334	10,740	38,148	431,285	450,200	938,707
Loans and advances to Banks	1,366,378	81,164	81,800	—	—	—	1,529,342
Loans to customers, net	2,529,601	2,676,130	7,226,224	9,018,799	4,798,188	11,955,962	38,204,904
Total Assets	8,017,865	3,256,710	8,867,277	10,176,209	5,597,688	14,284,649	50,200,398

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of September 30, 2022
Transactions in the course of payment	387,887	—	—	—	—	—	387,887
Derivative Financial Instruments for hedging purposes	5,040	5,798	85,408	384,382	481,828	1,420,824	2,383,280
Financial liabilities at amortized cost
Current accounts and other demand deposits	14,337,471						14,337,471
Saving accounts and time deposits	8,810,934	2,705,244	1,504,269	64,553	6,639	599	13,092,238
Obligations by repurchase agreements and securities lending	717	—	—	—	—	—	717
Borrowings from financial institutions	116,999	28,182	634,027	4,561,725	—	—	5,340,933
Debt financial instruments issued (*)	160,168	378,545	866,952	2,260,950	2,585,574	3,566,960	9,819,149
Financial instruments of regulatory capital issued (subordinated bonds)	6,631	17,140	29,371	92,380	86,070	1,125,421	1,357,013
Other liabilities	234,297	40	137	65			234,539
Total liabilities	24,060,144	3,134,949	3,120,164	7,364,055	3,160,111	6,113,804	46,953,227

	Up to 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities as of December 31, 2021
Transactions in the course of payment	333,431	—	—	—	—	—	333,431
Derivative Financial Instruments for hedging purposes	538	979	62,220	407,960	167,805	1,401,836	2,041,338
Financial liabilities at amortized cost
Current accounts and other demand deposits	18,611,880	—	—	—	—	—	18,611,880
Saving accounts and time deposits	7,103,640	1,774,627	240,912	66,492	1,619	—	9,187,290
Obligations by repurchase agreements and securities lending	351	—	—	—	—	—	351
Borrowings from financial institutions	63,611	1,259,167	18,344	3,515,979	—	—	4,857,101
Debt financial instruments issued (*)	17,154	369,988	1,083,540	2,358,966	2,104,219	4,839,310	10,773,177
Other liabilities	273,394	50	183	183	—	—	273,810
Total liabilities	26,403,999	3,404,811	1,405,199	6,349,580	2,273,643	6,241,146	46,078,378

(*)	Amounts shown here are different from those reported in the liabilities report which is part of the liquidity analysis, due to differences in the treatment of mortgage bonds issued by the Bank in both reports.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

Price Risk Sensitivity Analysis

The Bank uses stress tests as the main sensitivity analysis tool for Price Risk. The analysis is implemented for the Trading Book, Accrual Book and the FVOCI portfolio separately. The Bank has adopted this tool as it is considered more useful than fluctuations in business as usual scenario, such as VaR or EaR, given that:

(i)	The financial crisis show market factors fluctuations that are materially larger than those used in the VaR with 99% of confidence level or EaR with 99% of confidence level.

(ii)	The financial crisis also show that correlations between these fluctuations are materially different from those used in the VaR computation, since a crisis precisely indicates severe disconnections between the behaviors of market factors fluctuations respect to the patterns observed under normal conditions.

(iii)	Trading liquidity dramatically diminishes during financial distress and especially in emerging markets. Therefore, the overnight VaR number might not be representative of the loss for trading portfolios in such environment since closing exposures period may exceed one business day. This may also happen when calculating EaR, even considering three months as the closing period.

The impacts are determined by mathematical simulations of fluctuations in the values of market factors, and also, estimating the changes of the economic and /or accounting value of the financial positions.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(c)	Price Risk, continued:

In order to comply with IFRS 7.40, the following exercise was included illustrating an estimation of the impact of extreme but reasonable fluctuations of interest rates, swaps yields, FX rates and exchange volatility, which are used for valuing Trading Book, Accrual Book and the FVOCI portfolio. Given that the Bank’s portfolio includes positions denominated in nominal and real interest rates, these fluctuations must be aligned with extreme but realistic Chilean inflation changes forecasts.

For the Trading Book, the exercise is implemented by multiplying the sensitivities by the fluctuations obtained as the results of mathematical simulations over a two-week time horizon and using the maximum historical volatility, within a significant period of time, in each of the market factor present. In the case of the FVOCI portfolio a four-week time horizon is used due to liquidity constrains; Accrual Book impacts are estimated by multiplying cumulative gaps by forward interest rates fluctuations modeled over a three-month time horizon and using the maximum historical volatility of interest fluctuations but limited by maximum fluctuations and / or levels observed within a significant period of time. It is relevant to note that the methodology might ignore some portion of the interest rates convexity, since it is not captured properly when large fluctuations are modeled. In any case, given the magnitude of the changes, the methodology may be reasonable enough for the purposes and scope of the analysis.

The following table illustrates the fluctuations resulting from the main market factors in the maximum stress test exercise, or more adverse, for the Trading Book.

The directions or signs of these fluctuations are those that correspond to those that generate the most adverse impact at the aggregate level.

Average Fluctuations of Market Factors for Maximum Stress Scenario

Trading Book

	CLP Derivatives (bps)	CLP Bonds (bps)	CLF Derivatives (bps)	CLF Bonds (bps)	USD Offshore Libor Derivatives (bps)	Spread USD On/Off Derivatives (bps)
Less than 1 year	(109)	141	86	148	6	(4)
Greater than 1 year	(46)	86	(24)	102	20	2

bps = basis points

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The worst impact on the Bank’s Trading Book as of September 30, 2022, as a result of the simulation process described above, is as follows:

Most Adverse Stress Scenario P&L Impact

Trading Book

(MCh$)

CLP Interest Rate		(3,256)
Derivatives	(1,839)
Debt instruments	(1,417)
CLF Interest Rate		(1,318)
Derivatives	(138)
Debt instruments	(1,180)
Interest rate USD offshore		47
Domestic/offshore interest rate spread USD		(272)
Banking spread		(5)
Total Interest rates		(4,804)
Total FX and FX Options		(47)
Total		(4,851)

The modeled scenario would generate losses in the Trading Book for approximately Ch$4,851 million. In any case, such fluctuations would not result in material losses compared to Basic Capital or to the P&L estimate for the next 12-months.

The impact on the Accrual Book as of September 30, 2022, which does not necessarily mean a net loss(gain) but a greater(lower) net income from funds generation (resulting net interest rate generation), is illustrated below:

Most Adverse Stress Scenario 12-Month Revenue

Accrual Book

(MCh$)

Impact by Base Interest Rate shocks	(493,469)
Impact due to Spreads Shocks	(7,197)
Higher / (Lower) Net revenues	(500,666)

The impact on the FVOCI portfolio it is show in the followings tables. First are the main fluctuation in the market factors, due to the scenarios provided for the stress test meltdown (more adverse), for this portfolio.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

47.	Risk Management and Report, continued:

(3)	Market Risk, continued:

(b)	Price Risk, continued:

The sign of the fluctuation below, correspond to the ones that generate the most adverse impact.

Average Fluctuations of Market Factors for Maximum Stress Scenario

FVOCI Portfolio

	CLP Bonds (bps)	CLF Bonds (bps)	USD Offshore Libor Derivatives (bps)	Spread USD On/Off Derivatives (bps)
Less than 1 year	132	95	(1)	87
Greater than 1 year	149	182	45	34

bps = basis points

The worst impact on the Bank’s FVOCI portfolio as of September 30, 2022, as a result of the simulation process described above, is as follows:

Most Adverse Stress Scenario P&L Impact

FVOCI portfolio

(MCh$)

CLP Debt Instrument	(39,292)
CLF Debt Instrument	(50,193)
Interest rate USD offshore	(5,660)
Domestic/offshore interest rate spread USD	-
Banking spread	(4,320)
Corporative spread	(12,358)
Total	(111,823)

The modeled for the FVTOCI Portfolio would generate potential impacts on equity accounts for approximately Ch$111,823.

The main negative impact on the Trading Book would occur as a result of an increase in interest rates in CLF over 1 year, while in the case of the FVTOCI portfolio the main impact comes from upward fluctuations in interest rates on debt instruments in both CLP and CLF. For its part, the lowest potential income in the next 12 months in the Accrual Book would occur in a scenario of a sharp decline in inflation and nominal rates.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

47.	Risk Management and Report, continued:

(4)	Other Information related to Financial Risks:

a)	Libor transition project:

As a consequence of the decisions made by the Financial Conduct Authority (FCA) of the United Kingdom and the recommendations of the Alternative Reference Rates Committee (ARRC) made up of the Federal Reserve Board and the New York FED, since 12-31-2021 Libor rates in currencies other than US$ are no longer published, as of 06-30-2023 Libor in US$ is no longer published and as of 01-01-2022 new Libor-based operations are no longer processed. Only US$ Libor may be used in contracts in force as of 12-31-2021 and until the last date of publication of this.

Because of this, since 2020 the Bank has been enabling and implementing, in its different dimensions, the new risk-free reference rates (“RFR”) for carrying out operations in foreign currency as of 01-01-2022.

The process has been structured in 5 phases:

●	1st phase

-	Identification of the risks associated with the Libor transition process through the collection of information regarding the number of operations, amounts involved, remaining terms, types of products and course coins.

-	Periodic exchange of information with the main global banks regarding the RFRs that were being defined as a replacement for Libor rates.

-	Review of the documents published by the ARRC with its recommendations.

●	2nd phase

-	Preparation and presentation to the CMF in the year 2021 of the situational analysis of Banco de Chile regarding the end of Libor. This included reporting on the information research carried out in the 1st stage and the impact that the end of the Libor rate had both at the level of products and at the level of Bank areas.

●	3rd phase

-	Definition of the new RFRs to be used in the different currencies (daily SOFR, term SOFR, TONAR, SONIA, etc.)

-	Implementation of the RFR in the Bank’s systems

●	4th phase

-	Carrying out tests of course of financial operations to review the correct accrual of the new RFR.

-	Preparation of documentation with the RFR.

●	5th phase, currently in process:

-	Renegotiation of contracts with impacted clients

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

47.	Risk Management and Report, continued:

a)	Libor transition project, continued:

These phases were successfully completed at the end of 2021 and since the beginning of 2022 the Bank is already operating with the new RFRs.

●	Phase currently in process:

-	Renegotiation of contracts with impacted clients

b)	Offsetting of financial assets and liabilities:

The Bank trades financial derivatives with foreign counterparties using ISDA Master Agreement (International Swaps and Derivatives Association, Inc.), under legal jurisdiction of the City of New York – USA or London – United Kingdom. Legal framework in these jurisdictions, along with documentation mentioned, it allows Banco de Chile the right to anticipate the maturity of the transaction and then, offset the net value of those transactions in case of default of counterparty. Additionally, the Bank has negotiated with these counterparties an additional annex (CSA Credit Support Annex), that includes other credit mitigating, such as entering margins on a certain amount of net value of transactions, early termination (optional or mandatory) of transactions at certain dates in the future, coupon adjustment of transaction in exchange for payment of the debtor counterpart over a certain threshold amount, etc.

Below are detail the contracts susceptible to offset:

	Fair Value		Negative Fair Value of contracts with right to offset		Positive Fair Value of contracts with right to offset		Financial Collateral		Net Fair Value
	September	December	September	December	September	December	September	December	September	December
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivative financial assets	4,326,619	2,983,298	(2,096,839)	(1,259,233)	(1,249,118)	(782,776)	(289,702)	(327,840)	690,960	613,449

Derivative financial liabilities	4,350,064	2,773,199	(2,096,839)	(1,259,233)	(1,249,118)	(782,776)	(336,569)	(275,191)	667,538	455,999

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

47.	Risk Management and Report, continued:

(5)	Operational risk:

One of the Bank’s objectives is to monitor, control and maintain at adequate levels, the risk of losses resulting from a lack of adequacy or a failure of processes, personnel and/or internal systems, or due to external events. This definition includes legal risk and excludes strategic and reputational risk.

Operational risk is inherent in all activities, products and systems, and cuts across the entire organization in its strategic, business and support processes. It is the responsibility of all the Bank’s collaborators to manage and control the risks generated within their scope of action, since their materialization may lead to direct or indirect financial losses.

To face this risk, the Bank has defined a Regulatory Framework and a governance structure according to the volume and complexity of its activities. The Retail Credit Risk and Global Risk Control Division administer the management of this risk, through the establishment of an Operational Risk Management. Likewise, the “Superior Committee for Operational Risk” and the “Committee for Operational Risk” supervise it.

The Operational Risk Policy defines a comprehensive management framework that considers the identification, evaluation, control, mitigation, monitoring and reporting of these risks. This comprehensive management considers the execution of a series of structured activities in the following fields of action:

−	Process Evaluation: Its objective is to identify, evaluate and monitor the risks and controls associated with the Bank’s processes, together with analyzing and determining the acceptable risk levels and mitigation actions to be applied in the event of deviation from these levels, allowing the maintenance of an adequate control environment over the operational risks. For this, the Operational Risk Management has a process map that allows organizing and planning the evaluation, according to different perspectives of criticality

−	Management of Events and Operational Losses: consists of identifying, analyzing, controlling and reporting the operational losses generated by the different areas, maintaining a consolidated base that allows comprehensive management of the different areas of Operational Risk. On the other hand, those significant Operational Risk events, whether or not they constitute losses, are analyzed, controlled and reported to the defined government instances, with the aim of promoting mitigating measures that ensure an adequate control environment and thus prevent these events from happening again.

−	Fraud Management: this field considers the permanent analysis of information (both internal and external), in order to identify sources of risk and analyze their different behaviors, which allows defining and promoting various mitigation actions, seeking to improve security for our clients and reduce the economic losses associated with this concept. To ensure adequate mitigation of these risks, the Bank has established a fraud management and prevention model, which includes: a governance structure, roles and responsibilities of the different areas involved and a definition of the processes that are part of the management of these risks.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

47.	Risk Management and Report, continued:

(5)	Operational risk, continued:

−	Operational risk assessment for projects: the Bank is constantly working on the development of projects, including from the creation of new products and services, large technological implementations to operational changes in its processes. The implementation of these projects may lead to the appearance of new risks that must be correctly mitigated prior to their implementation, through the design of robust controls. For this, there is a methodological framework and specific tools that allow carrying out an evaluation of the different risks and controls, establishing a general level of exposure to operational risk, and determining mitigation actions in cases where it is necessary.

−	Supplier management: its objective is to identify, manage and monitor the risks that may arise from the outsourcing of services. For this, the Bank has a governance framework, a regulatory framework and a supplier management model that considers an analysis of the criticality and risk associated with the contracted services and an evaluation and monitoring scheme with a special focus on those considered relevant or critical to the entity.

−	Operational Risk Capital Management: Its objective is to ensure compliance with regulatory requirements related to the capital requirement for operational risk and to establish methodologies to evaluate stress scenarios, which provide information for decision-making on capital matters, in coherence with the bank’s strategic plans.

−	Operational risk culture: with the aim of building a solid culture of operational risk management throughout the corporation and promoting the importance and responsibility of each of the employees in this area, the Bank has established an annual training process and dissemination that considers the different areas of Operational Risk management.

−	Risk appetite: considers the periodic control and monitoring of the level of risk appetite for Operational Risk, based on the defined metrics and thresholds.

The combination of all the areas previously indicated, together with the regulatory framework and the corresponding governance structure, constitute the comprehensive management of Operational Risk. This management focuses on the identification of the root cause of the risks to prevent their occurrence and the mitigation of their possible consequences. Each of the areas can give rise to the definition of action plans or indicators that allow adequate monitoring of each risk.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

47.	Risk Management and Report, continued:

(5)	Operational risk, continued:

Below is the exposure to net loss, gross loss and recoveries due to operational risk events as of September 30, 2022 and 2021:

	September 2022			September 2021
	Lost		Lost	Lost		Lost
Category	Gross	Recoveries	Net	Gross	Recoveries	Net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Internal fraud	58	(5)	53	—	—	—
External fraud	10,352	(4,182)	6,170	7,727	(2,922)	4,805
Work practices and safety in the business position	845	(3)	842	377	—	377
Customers, products and business practices	664	—	664	60	(1)	59
Damage to physical assets	253	(3)	250	469	(328)	141
Business interruption and system failures	115	—	115	126	(15)	111
Execution, delivery and process management	2,348	(315)	2,033	2,710	(46)	2,664
Total	14,635	(4,508)	10,127	11,469	(3,312)	8,157

Business Continuity

The Bank has a Business Continuity Management (BCM), which is in charge of the Business Continuity Management, responsible for managing and supervising the application of the policies, rules and procedures of each of these areas within the Bank and Subsidiaries.

In addition to the above, the Business Continuity Management aims to manage the strategy and control of business continuity in the operational and technological field for the Bank, maintaining alternative operation plans and controlled tests to reduce the impact of disruptive events that may affect the organization, in addition to establishing general guidelines to ensure the safety of employees, protect the organization’s assets against catastrophic scenarios, maintain and update the necessary documentation and carry out training associated with this matter.

That is why Business Continuity has methodologies and controls that contribute to the application of the management model within the corporation, mainly represented in the following management areas:

−	Documentary management: consists of submitting the documentation that supports Business Continuity to methodological updating processes, with the aim of keeping the strategy implemented in the Bank current under the BCM (Business Continuity Management) guidelines. The documents managed are, Business Continuity Policy, Business Continuity Standards, Business Continuity Testing Standard, Crisis Management Manual, Continuity Plans and Technological Recovery Procedures.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

47.	Risk Management and Report, continued:

(5)	Operational risk, continued:

−	Business continuity tests: refers to simulations of contingencies scheduled annually and that address the different risk scenarios defined for the Bank in the operational and technological fields (Failure in the Technological Infrastructure, Failure in the Physical Infrastructure, Mass Absence of Personnel, Critical Provider Service Failure and Cybersecurity). These tests allow us to keep the critical staff that operates the payment chain trained, verify and maintain the effectiveness of the Business Continuity model, under the defined procedures that support the Bank’s critical products and services.

−	Crisis management: internal Bank process that maintains and trains the main executive roles associated with the Crisis Groups in conjunction with the main strategic recovery processes and the structures defined in the BCM model. In such a way to maintain validity and constantly strengthen the different areas necessary for the preparation, execution and monitoring, which will allow facing crisis events in the Bank.

−	Management with critical suppliers: constitutes the management, control and testing of the Business Continuity Plans implemented by the suppliers involved in the processing of critical products and services for the Bank, associated with the established risk scenarios and with the direct relation to the contracted service. Likewise, there is an integration and participation of the Suppliers Operating Committee.

−	Alternate sites: contemplates the management and control of secondary physical locations for the critical units of the Bank, to continue the operation in case of failure in the main work location. The objective is to protect and maintain the validity of the technological and operational functionalities of the alternative sites, to reduce recovery times in the event of a crisis and that the activation be effective when their use is required.

−	Relationship with subsidiaries: consists of the permanent control, management and leveling of the compliance of subsidiaries under the methodology and strategic lines established by the Bank in crisis environments and Business Continuity management. Safeguarding the homologation of Policies, Continuity Plans, Procedures and Standards established in the Bank.

−	Complements to internal and management processes: considers the application of continuous improvement, automation and adaptation of the resources used in the internal processes of the business continuity model, with the aim of improving response times before the delivery and analysis of information in contingencies, complementing the processes managed by the BCM.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

47.	Risk Management and Report, continued:

(5)	Operational risk, continued:

−	Internal control activities: Includes the performance of activities of the global and comprehensive management of BCM, in the field of compliance with both internal and external regulators. In the same way, the permanent participation and presence in the different Boards/Committees established within the government and management of the Bank.

The global integration of all the areas previously mentioned, together with the regulatory framework and the corresponding governance structure, constitute the integral management of the business continuity model or BCM of Banco de Chile.

Cybersecurity

The Cyber Defense Management is responsible for safeguarding information assets through the detection, response and containment of threats. Likewise, this department is responsible for managing cybersecurity incidents in an assertive and timely manner, minimizing the impact and improving response times, with the aim of protecting the bank’s operations. The Engineering Department is in charge of defining, implementing and maximizing existing protection technologies against cyber threats, and defining and maintaining the security architecture. The Technological Risk Management is responsible for identifying, evaluating, treating and reporting information security, technological and cybersecurity risks, this includes the management of technological risks in the Bank’s projects. The Strategic Management Deputy Manager is responsible for defining and managing the Cybersecurity Project Plan in line with the Bank’s Strategic Plan, guaranteeing the effective and efficient use of resources, and imparting and controlling the Cybersecurity guidelines to suppliers. Finally, the Assurance Deputy Manager is responsible for reviewing compliance with the Strategic Plan, the policies, procedures and the regulatory framework regarding cybersecurity. Also to develop and implement the Cybersecurity Awareness Program.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

48.	Information on Regulatory Capital and Capital Adequacy Ratios:

Requirements and Capital Management:

The main objectives of the Bank’s capital management are to ensure the adequacy and quality of its capital, at a consolidated level, based on the adequate management of the risks it faces in its operations, establishing sufficient capital levels, through the definition of an internal objective, which supports both the business strategy in normal scenarios, as well as stress scenarios in the short and medium terms, thus ensuring compliance with regulatory requirements, coverage of its material risks, a solid credit classification and the generation of adequate capital clearances. During 2022, the Bank has comfortably met the required capital requirements and its internal sufficiency objectives.

As part of its Capital Management Policy, the Bank has established capital adequacy alerts and limits, which are monitored by the governance structures that the Bank has established for these purposes, including the Capital Management Committee. During 2022, none of the internal alerts defined by the Bank were activated as part of the Capital Risk Appetite Framework.

The Bank manages capital based on its strategic objectives, its risk profile and its ability to generate cash flows, as well as the economic and business context in which it operates. Consequently, the Bank may modify the amount of payment of dividends to its shareholders or issue basic capital, additional tier 1 capital or tier 2 capital instruments. The adequacy of the Bank’s capital is monitored using, among other measures, the indices and rules established by the CMF, as well as the alerts and internal limits that the Capital Management Committee and board of directors have defined for such purposes.

Capital Requirements

In accordance with the General Banking Law, the effective equity of a bank may not be less than 8% of its risk-weighted assets (RWA), net of required provisions. Additionally, it establishes that the Basic Capital may not be less than 4.5% of its APR or 3% of its total assets. Regarding Tier 1 capital, corresponding to the sum of Basic Capital and Additional Tier 1 Capital, the latter in the form of bonds with no maturity date and preferred shares, it is established that it may not be less than 6% of their RWAs, net of required provisions. Likewise, banking entities must comply, as established by current regulations or regulators, with capital buffers, such as the conservation buffer, the systemically important buffer, the countercyclical buffer and/or capital charges by pillar 2.

Adoption of the Basel III standard

In 2019, the CMF began the regulatory process for the implementation of Basel III standards in Chile, as established in Law No. 21,130 that modernizes banking legislation. During the years 2020 and 2021, the CMF promulgated the different regulations for the adequacy of the Basel III standard for local banking, which are applicable as of December 1, 2021. The regulation includes the standard methodologies to determine, among others, Credit, Operational and Market Risk-Weighted Assets, regulatory capital, leverage ratio and systemically important banks. Additionally, the regulations describe requirements and conditions applicable to: (i) the application of internal models for the calculation of certain risk-weighted assets, (ii) the issuance of additional tier 1 and tier 2 capital hybrid instruments, (iii) market disclosure requirements (Pillar 3), (iv) the principles for determining capital buffers (countercyclical and conservation), (v) additional requirements to which banks defined as systemically important and (vi) the criteria to determine additional capital requirements for banks with deficiencies identified in the supervision process (Pillar 2), among others.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

48.	Information on Regulatory Capital and Capital Adequacy Ratios, continued:

The aforementioned Basel III banking solvency standards consider a series of transitory regulations. These measures include: i) the gradual adoption of the conservation buffer, requirements for systemic banks and repeal of the requirements of article 35 of the LGB, ii) the gradual application of adjustments to regulatory capital, iii) the temporary substitution of additional tier 1 capital (AT1) for tier 2 capital instruments, that is, subordinated bonds and additional provisions and iv) gradualness to continue recognizing subordinated bonds issued by banking subsidiaries as effective equity, among other matters.

Below are indicators applicable as of December 1, 2021:

	Total assets, risk-weighted assets and components of the effective equity according to Basel III	Local and Overall consolidated September -2022	Local and Overall consolidated Dec-2021
Item No.	Item description	MCh$	MCh$

1	Total assets according to the statement of financial position	54,813,455	51,702,439
2	Non-consolidated investment in subsidiaries	—	—
3	Assets discounted from regulatory capital, other than item 2	150,628	61,953
4	Derivative credit equivalents	1,909,497	1,782,784
4.1	Financial derivative contracts	4,326,619	2,983,298
5	Contingent loans	2,913,080	2,612,170
6	Assets generated by the intermediation of financial instruments	—	—
7	= (1-2-3+4-4.1+5-6) Total assets for regulatory purposes	55,158,785	53,052,142
8.a	Credit risk weighted assets, estimated according to the standard methodology (CRWA)	30,250,301	28,278,181
8.b	Credit risk weighted assets, estimated according to internal methodologies (CRWA)	—	—
9	Market risk weighted assets (MRWA)	1,430,322	1,342,767
10	Operational risk weighted assets (ORWA)	3,449,848	2,946,980
11.a	= (8.a/8.b+9+10) Risk-weighted assets (RWA)	35,130,471	32,567,928
11.b	= (8.a/8.b+9+10) Risk-weighted assets, after application of the output floor (RWA)	35,130,471	32,567,928
12	Owner’s equity	4,685,671	4,223,013
13	Non-controlling interest	2	1
14	Goodwill	—	—
15	Excess minority investments	—	—
16	= (12+13-14-15) Core Tier 1 Capital (CET1)	4,685,673	4,223,014
17	Additional deductions to core tier 1 capital, other than item 2	—	—
18	= (16-17-2) Core Tier 1 Capital (CET1)	4,685,673	4,223,014
19	Voluntary provisions (additional) imputed as additional Tier 1 capital (AT1)	351,305	325,679
20	Subordinated bonds imputed as additional tier 1 capital (AT1)	—	—
21	Preferred shares allocated to additional tier 1 capital (AT1)	—	—
22	Bonds without a fixed term of maturity imputed to additional tier 1 capital (AT1)	—	—
23	Discounts applied to AT1	—	—
24	= (19+20+21+22-23) Additional Tier 1 Capital (AT1)	351,305	325,679
25	= (18+24) Tier 1 Capital	5,036,978	4,548,693
26	Voluntary provisions (additional) imputed as Tier 2 capital (T2)	333,947	214,573
27	Subordinated bonds imputed as Tier 2 capital (T2)	951,825	871,079
28	= (26+27) Equivalent tier 2 capital (T2)	1,285,772	1,085,652
29	Discounts applied to T2	—	—
30	= (28-29) Tier 2 capital (T2)	1,285,772	1,085,652
31	= (25+30) Effective equity	6,322,750	5,634,345
32	Additional basic capital required for the constitution of the conservation buffer	—	—
33	Additional basic capital required to set up the countercyclical buffer	—	—
34	Additional basic capital required for banks qualified as systemic	—	—
35	Additional capital required for the evaluation of the adequacy of effective equity (Pillar 2)	—	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

48.	Information on Regulatory Capital and Capital Adequacy Ratios, continued:

Capital Adequacy Ratios and Regulatory Compliance according to Basel III	Local and Overall consolidated September -2022%
Leverage Ratio	8.49%
Leverage Ratio that the bank must meet, considering the minimum requirements	3%
CET 1 Capital Ratio	13.34%
CET 1 Capital Ratio that the bank must meet, considering the minimum requirements	4.50%
Capital buffer shortfall	0%
Tier 1 Capital Ratio	14.34%
Tier 1 Capital Ratio that the bank must meet, considering the minimum requirements	6.00%
Total or Regulatory Capital Ratio	18.00%
Total or Regulatory Capital Ratio that the bank must meet, considering the minimum requirements	8.00%
Total or Regulatory Capital Ratio that the bank must meet, considering the charge for article 35 bis	9.5%
Total or Regulatory Capital Ratio that the bank must meet, considering the minimum requirements, conservation buffer and countercyclical buffer	8.625%
Credit rating	A
Regulatory compliance for Capital Adequacy
Additional provisions computed in Tier 2 capital (T2) in relation to CRWA	1.10%
Subordinated bonds computed as Tier 2 capital (T2) in relation to CET 1 Capital	20.31%
Additional Tier 1 Capital (AT1) in relation to CET 1 Capital	7.50%
Voluntary (additional) provisions and subordinated bonds computed as AT1 in relation to RWAs	1.00%

Below, for comparative purposes, are the amounts and ratios determined using the dispositions in effect up to November 30, 2021:

	Consolidated assets	Risk-weighted assets
	Dec-2021	Dec-2021
	MCh$	MCh$
Balance sheet assets (net of provisions)
Cash and due from banks	3,713,734	17,922
Transactions in the course of collection	576,457	199,528
Financial Assets held-for-trading	3,876,695	209,420
Investments under resale agreements	64,365	64,365
Derivative instruments (*)	1,773,383	1,481,241
Loans and advances to Banks	1,529,313	311,345
Loans to customers, net	33,537,758	27,606,449
Financial instrument available-for-sale	3,054,809	384,045
Instruments assets held-to-maturity	782,529	78,253
Investments in other companies	49,168	49,168
Intangible assets	72,532	72,532
Property and equipment	222,320	222,319
Right-of-use assets	100,188	100,188
Current tax assets	846	85
Deferred tax assets	439,194	43,919
Other assets	699,233	587,791
Subtotal	50,492,524	31,428,570

Off-balance-sheet assets
Contingent loans	4,768,847	2,860,163

Total	55,261,371	34,288,733

(*)	According to Chapter 12-1 of the Compilation of Standards, financial derivative contracts are presented as an equivalent credit risk for the purposes of calculating consolidated assets.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

____________

48.	Information on Regulatory Capital and Capital Adequacy Ratios, continued:

December
2021(*)
MCh$

Basic capital	4,223,013
Effective equity	5,522,703
Consolidated assets Total	55,261,371
Consolidated credit risk weighted assets Total	34,288,733

Ratio
December
2021(*)
%

Basic capital / consolidated assets	7.64
Effective equity/ Consolidated risk weighted assets	16.11

(*)	Information for comparative purposes based on dispositions contained in Chapter 12-1 of the RAN.

49.	Subsequent Events:

The Interim Consolidated Financial Statements of Banco de Chile for the period ended September 30, 2022 were approved by the Directors on October 27, 2022.

In Management’s opinion, there are no significant subsequent events that affect or could affect the Interim Consolidated Financial Statements of Banco de Chile and its subsidiaries between September 30, 2022 and the date of issuance of these Interim Consolidated Financial Statements.

_________________

Héctor Hernández G. General Accounting Manager	Eduardo Ebensperger O. Chief Executive Officer